As filed with the Securities and Exchange Commission on December 23, 2024

Registration File No. 333-215074
Registration File No. 811-23221

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form N-2

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 13

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ Amendment No. 16

FS CREDIT INCOME FUND

(Exact Name of Registrant as Specified in Charter)

201 Rouse Boulevard
Philadelphia, PA 19112

(Address of Principal Executive Offices)

(215) 495-1150

(Registrant’s Telephone Number, including Area Code)

Michael C. Forman
FS Credit Income Fund
201 Rouse Boulevard
Philadelphia, PA 19112

(Name and Address of Agent for Service)

Copy to:
Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996

(215) 988-2700

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER THE DATE ON WHICH THIS REGISTRATION STATEMENT BECOMES EFFECTIVE

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	immediately upon filing pursuant to paragraph (b)

☐	on [date] pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)

☒	on March 1, 2025 pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

FS CREDIT INCOME FUND

Prospectus

Class A: FCREX; Class I: FCRIX; Class L: FCRLX; Class M: FCRMX; Class T: FCRTX; Class U: FCRUX; Class U-2: FCUUX

FS Credit Income Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended, as a diversified, closed-end management investment company and operates as an interval fund.

Investment Objective. The Fund’s investment objective is to provide attractive total returns, which will include current income and capital appreciation. There can be no assurance that the Fund will be able to achieve its investment objective.

Summary of Investment Strategy. Under normal investment conditions, the Fund will invest at least 80% of its assets (including borrowings for investment purposes) in debt obligations. The securities acquired by the Fund may include all types of debt and equity obligations and may have varying terms with respect to collateralization, seniority or subordination, purchase price, convertibility, liquidity, interest payments and maturity, and may consist of the following: (i) public and private below-investment grade and nonrated debt, including 1st lien bank debt, 2nd lien bank debt, revolving loans, below-investment grade senior secured or unsecured bonds, convertible bonds, preferred stock and mezzanine loans; (ii) debt and equity tranches of collateralized loan obligations; structured credit; residential mortgage-backed securities; asset-backed securities (“ABS”); debt and equity tranches of ABS collateralized debt obligations (“CDO”); and any assets underlying the foregoing instruments; (iii) any other securities with fixed-income characteristics, including investment grade debt, debentures, notes, deferred interest, pay-in-kind or zero coupon, equipment lease and trust certificates and commercial paper; (iv) distressed debt or equity securities, including those acquired in connection with bankruptcies and reorganizations of issuers; (v) treasury and government and agency bonds issued by the U.S. and foreign governments, money markets, bank deposits or commercial paper; (vi) registered investment companies (subject to applicable law) and (vii) equity securities (public and/or private), including common and preferred stocks; convertible securities; rights and warrants; depositary receipts; and pooled investment vehicles, such as real estate investment trusts, other investment companies, such as exchange-traded funds (“ETFs”), non-ETF exchange-traded vehicles, and partnership interests. There is no geographical or currency limitation on securities acquired by the Fund. The Fund may purchase debt and equity securities of non-U.S. governments and corporate entities domiciled outside of the U.S., including emerging market issuers. For a further discussion of the Fund’s principal investment strategies, see “Investment Objective, Opportunities and Strategies.” The Fund anticipates that most of the credit instruments in which the Fund invests will be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit instruments that are rated below investment grade (commonly referred to as “high-yield” securities or “junk bonds”) are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high-yield securities, an investment in the Fund should be considered speculative.

Risks. An investment in the Fund involves a high degree of risk. In particular:

●	The Fund is suitable only for investors who can bear the risks associated with the Fund’s limited liquidity and should be viewed as a long-term investment. We do not intend to list our Shares on any securities exchange, and we do not expect a secondary market in the Shares to develop.
●	The amount of distributions that the Fund may pay, if any, is uncertain.
●	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as a return of capital, borrowings or expense reimbursements and waivers.

Investment Adviser. The investment adviser to the Fund is FS Credit Income Advisor, LLC (“FS Credit Income Advisor”), a private investment firm that is registered as an investment adviser with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). FS Credit Income Advisor oversees the management of the Fund’s activities and makes all investment decisions for the Fund’s portfolio. FS Credit Income Advisor is a subsidiary of FS Investments (formerly Franklin Square Capital Partners), a global alternative asset manager dedicated to delivering superior performance and innovative investment and capital solutions.

Interval Fund. The Fund is operated as an interval fund. Pursuant to the Fund’s interval fund structure, the Fund expects to conduct quarterly repurchase offers, at net asset value (“NAV”), of no less than 5% and no more than 25% of the Fund’s outstanding shares. Typically, the Fund will conduct such quarterly repurchase offers for 5% of the Fund’s outstanding shares. Repurchase offers in excess of 5% are made solely at the discretion of the Fund’s board of trustees (the “Board”) and investors should not rely on any expectation of repurchase offers in excess of 5%. It is also possible that a repurchase offer may be oversubscribed, with the result that Shareholders (as defined below) may only be able to have a portion of their shares repurchased. Accordingly, although the Fund will make quarterly repurchase offers, investors should consider the Fund’s shares to be of limited liquidity.

Investors will pay offering expenses and, with regard to those share classes that impose a front-end sales load, a sales load of up to 5.75%. While neither the Fund nor the Fund’s distributor imposes an initial sales charge on Class U Shares, if you buy Class U Shares through certain financial intermediaries, they may directly charge you transaction or other fees in such amounts as they may determine. Please consult your financial intermediary for additional information. You will have to receive a total return at least in excess of these expenses to receive an actual return on your investment.

See “Types of Investments and Related Risks” beginning on page 34 of this prospectus.

Investment Adviser

FS Credit Income Advisor, LLC

The date of this prospectus is [ ], 2025.

(continued from cover page)

	Price to Public(1)	Sales Load(2)	Proceeds to the Fund(3)
Per Class A Share	At current NAV, plus a sales load of up to 5.75%	5.75%	Amount invested at current purchase price, less applicable Sales Load
Per Class I Share	At current NAV	N/A	Amount invested at current NAV
Per Class L Share	At current NAV, plus a sales load of up to 3.5%	3.5%	Amount invested at current purchase price, less applicable Sales Load
Per Class M Share	At current NAV	N/A	Amount invested at current NAV
Per Class T Share	At current NAV, plus a sales load of up to 3.5%	3.5%	Amount invested at current purchase price, less applicable Sales Load
Per Class U Share	At current NAV	N/A(4)	Amount invested at current NAV
Per Class U-2 Share	At current NAV, plus a sales load of up to 2.5%	2.5%	Amount invested at current purchase price, less applicable Sales Load
Total	Up to $2,000,000,000	Up to 5.75%	Up to $2,000,000,000(5)

(1)	Shares are sold at a public offering price equal to the then-current NAV per Share of the applicable class, plus the applicable Sales Load. See “Plan of Distribution.”
(2)	“Sales Load” includes up to 5.75% of the public offering price for Class A Shares, up to 3.5% of the public offering price for Class L Shares and Class T Shares and up to 2.5% of the public offering price for Class U-2 Shares. See “Plan of Distribution.”
(3)	FS Credit Income Advisor has agreed to pay or waive, on a quarterly basis, the ordinary operating expenses of the Fund to the extent that such expenses exceed 0.25% per annum of the average daily net assets attributable to the applicable class of Shares. As described in this prospectus, such amounts paid or waived by FS Credit Income Advisor may be subject to repayment by the Fund. “Ordinary operating expenses” for a class of Shares consist of all ordinary expenses of the Fund attributable to such class, including administration fees, transfer agent fees, fees paid to the Fund’s trustees, legal expenses relating to the Fund’s registration statements (and any amendments or supplements thereto) and other filings with the SEC, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment advisory fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution or shareholder servicing fees and (f) extraordinary expenses. See “Use of Proceeds.”
(4)	While neither the Fund nor the Fund’s distributor imposes an initial sales charge on Class U Shares, if you buy Class U Shares through certain financial intermediaries, they may directly charge you transaction or other fees in such amounts as they may determine. Please consult your financial intermediary for additional information.
(5)	Total Proceeds to the Fund assume the sale of all Shares registered under this registration statement, and that all Shares sold will be Class I Shares.

Securities Offered. The Fund engages in a continuous offering of classes of shares of beneficial interest of the Fund. The Fund offers Class A Shares, Class I Shares, Class L Shares, Class M Shares, Class T Shares, Class U Shares and Class U-2 Shares. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of Shares in one or more classes. The Fund is offering to sell, through its distributor, ALPS Distributors, Inc., under the terms of this prospectus, an unlimited number of Shares at the then-current NAV per Share of the applicable class, plus, in the case of Class A Shares, Class L Shares, Class T Shares and Class U-2 Shares, the applicable Sales Load. For purchases made prior to March 1, 2024, a contingent deferred sales charge of 1.50% may be assessed on Class U-2 Shares purchased without a sales charge if they are repurchased before the first day of the month of the one-year anniversary of the purchase. For purchases made on or after March 1, 2024, a contingent deferred sales charge of 1.00% may be assessed on Class U-2 Shares purchased without a sales charge if they are repurchased before the first day of the month of the 18-month anniversary of the purchase. Neither the Fund nor the distributor imposes an initial sales charge on Class U Shares. If you buy Class U Shares through certain financial intermediaries, the firm may directly charge you transaction or other fees in such amounts as they may determine. Please consult your financial intermediary for additional information. In addition, certain institutions (including banks, trust companies, brokers and investment advisers) may be authorized to accept, on behalf of the Fund, purchase and exchange orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. The distributor is not required to sell any specific number or dollar amount of the Fund’s Shares, but will use its best efforts to solicit orders for the sale of the Shares. The minimum initial investment by a shareholder for Class A, Class L, Class M, Class T and Class U-2 Shares is $2,500 for regular accounts and $1,000 for retirement plan accounts. Subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts. The minimum initial investment by a shareholder for Class U Shares is $25,000, while subsequent investments may be made with at least $10,000. The minimum initial investment for Class I Shares is $1,000,000, while subsequent investments may be made in any amount. Any minimum investment requirement may be waived in the Fund’s sole discretion. During the continuous public offering, Shares will be sold at the then-current NAV per Share of the applicable class, plus, in the case of Class A Shares, Class L Shares, Class T Shares and Class U-2 Shares, the applicable Sales Load. Monies received will be invested promptly and no arrangements have been made to place such monies in an escrow, trust or similar account. See “Plan of Distribution.” The Fund’s continuous public offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended. As of January 1, 2025, the Board and individuals and entities affiliated with FS Credit Income Advisor held [ ] Shares, valued at approximately $[ ] million based on the NAV per Share on such date. FS Investments and its employees, partners, officers and affiliates therefore may own a significant percentage of the Fund’s outstanding Shares for the foreseeable future. This ownership will fluctuate as other investors subscribe for Shares in this offering and any other offering the Fund may determine to conduct in the future, and as the Fund repurchases Shares pursuant to its quarterly repurchase offers. Depending on the size of this ownership at any given point in time, it is expected that these affiliates will, for the foreseeable future, either control the Fund or be in a position to exercise a significant influence on the outcome of any matter put to a vote of investors.

(continued from cover page)

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. Investors are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including the statement of additional information dated [ ], 2025 (the “Statement of Additional Information”), has been filed with the SEC and is incorporated by reference in its entirety into this prospectus. Investors are advised to read the Statement of Additional Information in its entirety. The Statement of Additional Information and the Fund’s annual and semi-annual reports to holders of shares (“Shareholders”) and other information filed with the SEC can be obtained upon request and without charge by writing to the Fund at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112, by calling the Fund collect at (215) 495-1150 or by accessing the Fund’s “Prospectus” page on FS Investments’ website at fsinvestments.com. The information on FS Investments’ website is not incorporated by reference into this prospectus and investors should not consider it a part of this prospectus. In addition, the contact information provided above may be used to request additional information about the Fund and to make Shareholder inquiries. The Statement of Additional Information, the Fund’s annual and semi-annual reports to Shareholders, other material incorporated by reference into this prospectus and other information about the Fund is also available on the SEC’s website at sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.

The Shares have no history of public trading, nor is it intended that the Shares will be listed on a public exchange at this time, if ever. No secondary market is expected to develop for the Fund’s Shares; liquidity for the Shares will be provided only through quarterly repurchase offers for no less than 5% and no more than 25% of the Shares at NAV, and there is no guarantee that an investor will be able to sell all the Shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity. Investing in the Fund’s Shares may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Types of Investments and Related Risks” below in this prospectus.

Shares are not deposits or obligations of, and are not guaranteed or endorsed by; any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

i

SUMMARY OF TERMS

This is only a summary and does not contain all of the information that a prospective investor should consider before investing in FS Credit Income Fund (the “Fund”). Each prospective investor should carefully read the more detailed information appearing elsewhere in this prospectus and the statement of additional information dated [ ], 2025 (the “Statement of Additional Information”).

THE FUND	The Fund is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a diversified, closed-end management investment company. The Fund is an interval fund that provides limited liquidity by offering to make quarterly repurchases of its common shares of beneficial interest (“Shares”) at net asset value (“NAV”), which is calculated on a daily basis. See “Quarterly Repurchases of Shares” and “Determination of Net Asset Value.”

THE ADVISER	FS Credit Income Advisor, LLC (“FS Credit Income Advisor”) serves as the Fund’s investment adviser. FS Credit Income Advisor is registered as an investment adviser with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and oversees the management of the Fund’s activities. FS Credit Income Advisor is responsible for making all investment decisions for the Fund’s portfolio. FS Credit Income Advisor is a subsidiary of FS Investments (formerly, Franklin Square Capital Partners), a global alternative asset manager dedicated to delivering superior performance and innovative investment and capital solutions.

INVESTMENT OBJECTIVE	The Fund’s investment objective is to provide attractive total returns, which will include current income and capital appreciation. There can be no assurance that the Fund will be able to achieve its investment objective.

INVESTMENT OPPORTUNITIES AND STRATEGIES	Under normal investment conditions, the Fund will invest at least 80% of its assets (including borrowings for investment purposes) in debt obligations. The securities acquired by the Fund may include all types of debt and equity obligations and may have varying terms with respect to collateralization, seniority or subordination, purchase price, convertibility, liquidity, interest payments and maturity, and may consist of the following: (i) public and private below-investment grade and nonrated debt, including 1st lien bank debt, 2nd lien bank debt, revolving loans, below-investment grade senior secured or unsecured bonds, convertible bonds, preferred stock, mezzanine loans, trade claims, liquidating trusts and assignments; (ii) debt and equity tranches of collateralized loan obligations; structured credit; residential mortgage-backed securities; asset-backed securities (“ABS”) (including, student loans, auto loans and manufactured housing); debt and equity tranches of ABS collateralized debt obligations (“CDO”) (e.g., commercial real estate CDOs); monoline-related securities; esoteric ABS (including, airplane leased-back securitizations, revenue securitizations (e.g., toll road and franchise fees), securitizations, whole business securitizations and trust preferred security CDOs); and any assets underlying the foregoing instruments; (iii) any other securities with fixed-income characteristics, including investment grade debt, debentures, notes, deferred interest, pay-in-kind or zero coupon, equipment lease and trust certificates and commercial paper; (iv) distressed debt or equity securities acquired in secondary market purchases and positions in selected classes of distressed securities, as well as distressed securities acquired in connection with bankruptcies and reorganizations of issuers; (v) treasury and government and agency bonds issued by the U.S. and foreign governments, money markets, bank deposits or commercial paper; (vi) registered investment companies (subject to applicable law) and (vii) equity securities (public and/or private), including common and preferred stocks; convertible securities; rights and warrants; depositary receipts; and pooled investment vehicles, such as real estate investment trusts, other investment companies, such as exchange-traded funds (“ETFs”), non-ETF exchange-traded vehicles, and partnership interests. There is no geographical or currency limitation on securities acquired by the Fund. The Fund may purchase debt and equity securities of non-U.S. governments and corporate entities domiciled outside of the U.S., including emerging market issuers. The Fund anticipates that most of the credit instruments in which the Fund invests will be rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit instruments that are rated below investment grade (commonly referred to as “high-yield” securities or “junk bonds”) are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay the interest and repay the principal. Because of the risks associated with investing in high-yield securities, an investment in the Fund should be considered speculative.

1

The Fund may make investments through one or more direct and indirect wholly-owned subsidiaries (each a “Subsidiary” and collectively the “Subsidiaries”). Such Subsidiaries will not be registered under the 1940 Act; however, the Fund will wholly own and control any Subsidiary. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole direct or indirect shareholder of any Subsidiary. To the extent applicable to the investment activities of a Subsidiary, the Subsidiary will follow the same compliance policies and procedures as the Fund. The Fund will “look through” any such Subsidiary to determine compliance with its investment policies.

Unless otherwise stated herein or in the Statement of Additional Information, the Fund’s investment objective and policies are non-fundamental policies and may be changed by the Fund’s board of trustees (the “Board”) without prior approval of the holders of the Shares (the “Shareholders”).

LEVERAGE	The Fund intends to use leverage to pursue its investment objective, including by borrowing funds from banks or other financial institutions, investing in derivative instruments with leverage embedded in them, and/or issuing debt securities. The Fund may borrow money or issue debt securities in an amount up to 331∕3% of its Managed Assets (50% of its net assets). “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). The Fund intends to use leverage opportunistically and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Fund’s assessment of market conditions and the investment environment.

2

MANAGEMENT FEE	Under the Fund’s Investment Advisory Agreement (the “Investment Advisory Agreement”), FS Credit Income Advisor is entitled to a management fee, calculated and payable quarterly in arrears, at the annual rate of 1.00% of the average daily value of the Fund’s gross assets (the “Management Fee”). In addition, FS Credit Income Advisor has contractually agreed for the period from December 1, 2024 through December 31, 2025, to waive the management fee to which it is entitled under the Investment Advisory Agreement so that the fee received equals 0.00% of the average daily value of the Fund’s gross assets. The Management Fee may or may not be taken in whole or in part at the discretion of FS Credit Income Advisor. All or any part of the Management Fee not taken as to any quarter will be deferred without interest and may be taken in any such other quarter as FS Credit Income Advisor may determine. The Management Fee for any partial quarter will be appropriately prorated.

EXPENSE LIMITATION AGREEMENT	FS Credit Income Advisor and the Fund have entered into an expense limitation agreement (the “Expense Limitation Agreement”) under which FS Credit Income Advisor has agreed to pay or waive, on a quarterly basis, the “ordinary operating expenses” (as defined below) of the Fund to the extent that such expenses exceed 0.25% per annum of the Fund’s average daily net assets attributable to the applicable class of Shares (the “Expense Limitation”). The Expense Limitation may be adjusted for other classes of Shares to account for class-specific expenses. In consideration of FS Credit Income Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay FS Credit Income Advisor in the amount of any Fund expense paid or waived by it, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the reimbursement may not be made if it would cause the Fund’s then-current Expense Limitation, if any, and the Expense Limitation that was in effect at the time when FS Credit Income Advisor waived or reimbursed the ordinary operating expenses that are the subject of the repayment, to be exceeded. The Expense Limitation Agreement will continue indefinitely until terminated by the Board on written notice to FS Credit Income Advisor. The Expense Limitation Agreement may not be terminated by FS Credit Income Advisor. For the purposes of the Expense Limitation Agreement, “ordinary operating expenses” for a class of Shares consist of all ordinary expenses of the Fund attributable to such class, including administration fees, transfer agent fees, fees paid to the Fund’s trustees, legal expenses relating to the Fund’s registration statements (and any amendments or supplements thereto) and other filings with the SEC, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment advisory fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution or shareholder servicing fees and (f) extraordinary expenses.

3

ADMINISTRATION	Pursuant to the amended and restated administration agreement (the “Administration Agreement”), FS Credit Income Advisor oversees the day-to-day operations of the Fund, including providing the Fund with general ledger accounting, fund accounting, legal services, investor relations and other administrative services. The Fund reimburses FS Credit Income Advisor for its actual costs incurred in providing such administrative services to the Fund, subject to the limitations set forth in the Administration Agreement. Reimbursements of administrative expenses to FS Credit Income Advisor are subject to the terms of the Administration Agreement and the Expense Limitation Agreement. Reimbursement of administrative expenses is ultimately subject to the limitations contained in the Administration Agreement and Expense Limitation Agreement.

OPERATING EXPENSES	The Fund bears all expenses incurred in its operation, including amounts that the Fund reimburses to FS Credit Income Advisor for administrative services provided under the Administration Agreement. See “Summary of Fees and Expenses” and “Fund Expenses.”

DISTRIBUTIONS	Subject to the discretion of the Board and applicable legal restrictions, the Fund intends to declare ordinary cash distributions daily and pay them to Shareholders on a monthly basis. Such regular distributions are expected to be paid using all or a portion of the Fund’s “Available Operating Funds,” which are defined as the Fund’s net investment income after the application of the Expense Limitation, net capital gains and dividends and other distributions paid to the Fund on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment income or net capital gains). The Fund may also pay distributions from offering proceeds or borrowings, which may constitute a return of an investor’s original investment. The amount of any Fund distribution that is treated as a tax-free return of capital will reduce your adjusted tax basis in your Shares, thereby increasing your potential gain or reducing your potential loss on any subsequent sale or other disposition of your Shares.

Subject to the Board’s discretion and applicable legal restrictions, the Fund from time to time may also pay special interim distributions in the form of cash or Shares. At least annually, the Fund intends to authorize and declare special cash distributions of net long-term capital gains, if any. See “Distributions.”

BOARD OF TRUSTEES	The Board has overall responsibility for monitoring and overseeing the Fund’s management and operations. A majority of the Trustees are considered independent and are not “interested persons” (as defined in the 1940 Act) of the Fund or FS Credit Income Advisor (collectively, “Independent Trustees”). See “Management of the Fund.”

4

THE OFFERING	The Fund is offering on a continuous basis an unlimited number of Shares in multiple classes in this offering (the “Offering”). Shares are offered through the Fund’s distributor, ALPS Distributors, Inc. (the “Distributor”), at a public offering price equal to the then-current NAV per Share of the applicable class, plus, in the case of Class A Shares, Class L Shares, Class T Shares and Class U-2 Shares, the applicable Sales Load. “Sales Load” includes selling commissions of up to 5.75% for Class A Shares, up to 3.5% for Class L Shares and Class T Shares and up to 2.5% for Class U-2 Shares. For purchases made prior to March 1, 2024, a contingent deferred sales charge of 1.50% may be assessed on Class U-2 Shares purchased without a sales charge if they are repurchased before the first day of the month of the one-year anniversary of the purchase. For purchases made on or after March 1, 2024, a contingent deferred sales charge of 1.00% may be assessed on Class U-2 Shares purchased without a sales charge if they are repurchased before the first day of the month of the 18-month anniversary of the purchase. While neither the Fund nor the Fund’s distributor imposes an initial sales charge on Class U Shares, if you buy Class U Shares through certain financial intermediaries, they may directly charge you transaction or other fees in such amounts as they may determine. Please consult your financial intermediary for additional information. Shares may be purchased on a daily basis on each day that the New York Stock Exchange (the “NYSE”) is open for business.

Affiliates of the Fund have been granted exemptive relief by the SEC permitting the Fund to offer multiple classes of Shares. This Offering currently includes the following classes: Class A Shares, Class I Shares, Class L Shares, Class M Shares, Class T Shares, Class U Shares and Class U-2 Shares. In the future, other classes of Shares may be registered and included in this Offering.

As of January 1, 2025, the Board and individuals and entities affiliated with FS Credit Income Advisor held [ ] Shares, valued at approximately $[ ] million based on the NAV per Share on such date.

PLAN OF DISTRIBUTION	This is a continuous offering of Class A, Class I, Class L, Class M, Class T, Class U and Class U-2 Shares as permitted by the federal securities laws. The Fund’s Shares are offered for sale through the Distributor at NAV plus, in the case of Class A, Class L, Class T and Class U-2 Shares, the applicable Sales Load. For purchases made prior to March 1, 2024, a contingent deferred sales charge of 1.50% may be assessed on Class U-2 Shares purchased without a sales charge if they are repurchased before the first day of the month of the one-year anniversary of the purchase. For purchases made on or after March 1, 2024, a contingent deferred sales charge of 1.00% may be assessed on Class U-2 Shares purchased without a sales charge if they are repurchased before the first day of the month of the 18-month anniversary of the purchase. While neither the Fund nor the distributor imposes an initial sales charge on Class U Shares, if you buy Class U Shares through certain financial intermediaries, they may directly charge you transaction or other fees in such amounts as they may determine. Please consult your financial intermediary for additional information. The Distributor also may enter into agreements with financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell Shares of the Fund (collectively, “Financial Intermediaries”) for the sale and servicing of Shares. In reliance on Rule 415, the Fund intends to offer to sell an unlimited number of Shares on a continuous basis through the Distributor in this Offering. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares, but will use its best efforts to solicit orders for the sale of the Shares. Shares of the Fund will not be listed on any national securities exchange at this time, if ever, and the Distributor will not act as a market maker in the Shares.

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FS Credit Income Advisor or its affiliates, in FS Credit Income Advisor’s discretion and from their own resources, may pay additional compensation to Financial Intermediaries in connection with the sale and servicing of Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages, including access to a Financial Intermediary’s registered representatives, placement on a list of investment options offered by a Financial Intermediary, or the ability to assist in training and educating the Financial Intermediaries. The Additional Compensation may differ among Financial Intermediaries. See “Plan of Distribution.”

INVESTOR SUITABILITY	Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

ERISA PLANS AND OTHER TAX-EXEMPT ENTITIES	Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other tax-exempt entities, including employee benefit plans, IRAs, 401(k) plans and Keogh plans, may purchase Shares.

Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the ERISA plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. Thus, neither the Fund nor FS Credit Income Advisor will be a fiduciary under and within the meaning of ERISA with respect to the assets of any ERISA plan that becomes a Shareholder, solely as a result of the ERISA plan’s investment in the Fund. See “ERISA Considerations.”

SHAREHOLDER SERVICING FEES	Class A, Class L, Class T and Class U-2 Shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the respective share class.

DISTRIBUTION FEES	Class L, Class M and Class T Shares pay to the Distributor a distribution fee (the “Distribution Fee”) that accrues at an annual rate equal to 0.25% of the Fund’s average daily net assets attributable to the respective share class and is payable on a monthly basis. Class U Shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to this share class and is payable on a monthly basis. Class U-2 Shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.50% of the Fund’s average daily net assets attributable to this share class and is payable on a monthly basis. Class A Shares and Class I Shares are not subject to a Distribution Fee. See “Plan of Distribution.”

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TRANSFER AGENT AND FUND ADMINISTRATOR	SS&C Technologies, Inc. (“SS&C”), formerly known as DST Systems, Inc., serves as the transfer agent of the Fund. FS Credit Income Advisor serves as the Fund’s Administrator. See “Management of the Fund.”

CLOSED-END INTERVAL STRUCTURE; QUARTERLY REPURCHASE OF SHARES	The Fund is organized as a closed-end management investment company structured as an “interval fund” pursuant to Rule 23c-3 under the 1940 Act. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. In addition, unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not intend to list the Shares for trading on any securities exchange at this time, if ever, and the Fund does not expect any secondary market to develop for the Shares. Therefore, an investment in the Fund, unlike an investment in a mutual fund or a listed closed-end fund, is not a liquid investment. Instead, the Fund will provide limited liquidity to Shareholders by offering to repurchase a limited amount of the Fund’s Shares quarterly.

The Fund has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% and no more than 25% of the Fund’s Shares outstanding. Typically, the Fund will seek to conduct quarterly repurchase offers for 5% of the Fund’s Shares outstanding. Repurchase offers in excess of 5% will be made solely at the discretion of the Board. There is no guarantee that Shareholders will be able to sell all of the Shares they desire to sell in a quarterly repurchase offer. See “Quarterly Repurchases of Shares.”

SHARE CLASSES	The Fund currently offers seven different classes of Shares: Class A Shares, Class I Shares, Class L Shares, Class M Shares, Class T Shares, Class U Shares and Class U-2 Shares. An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each Share class are different. The fees and expenses for the Fund are set forth in “Summary of Fees and Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one Share class, the intermediary may help determine which Share class is appropriate for that investor. When selecting a Share class, you should consider which Share classes are available to you, how much you intend to invest, how long you expect to own the Shares, and the total costs and expenses associated with a particular Share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which Share class is best for you. Not all Financial Intermediaries offer all classes of Shares and some Financial Intermediaries may charge transaction or other fees in connection with an investment in the Fund. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which Share class to purchase.

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VALUATIONS	The Board is responsible for overseeing the valuation of the Fund’s portfolio investments at a fair value as determined in good faith pursuant to FS Credit Income Advisor’s valuation policy. As permitted by Rule 2a-5 of the 1940 Act, the Board has designated FS Credit Income Advisor as the Fund’s valuation designee with day-to-day responsibility for the implementing the Fund’s portfolio valuation process set forth in FS Credit Income Advisor’s valuation policy. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, FS Credit Income Advisor has adopted methods for determining the fair value of such securities and other assets, pursuant to its responsibility for applying such fair valuation methods that has been designated to it by the Board. In connection with the valuation process, the Board receives valuation reports from FS Credit Income Advisor as valuation designee on a quarterly basis. See “Determination of Net Asset Value.”

DISTRIBUTION REINVESTMENT PLAN	The Fund operates under a distribution reinvestment plan (the “DRP”) administered by SS&C. Under the DRP, the Fund’s cash distributions are reinvested in the same class of Shares of the Fund. Shareholders automatically participate in the DRP, unless and until an election is made to withdraw from the DRP on behalf of such participating Shareholder. Shareholders who do not wish to have distributions automatically reinvested should notify SS&C, the Fund’s transfer agent, in writing. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the NAV per Share of the applicable class. See “Distributions.”

SUMMARY OF TAXATION	The Fund has elected to be treated for U.S. federal income tax purposes, and intends to qualify annually, as a regulated investment company (a “RIC”) under Subchapter M of Subtitle A, Chapter 1 of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any net ordinary income or capital gains that are currently distributed to Shareholders. To qualify and maintain its qualification as a RIC for U.S. federal income tax purposes, the Fund must, among other things, meet certain specified source-of-income and asset diversification requirements and distribute annually at least 90% of the sum of its “investment company taxable income” (which includes its net ordinary income and the excess, if any, of its net short-term capital gains over its net long-term capital losses) and its net tax-exempt interest income, if any. See “Distributions” and “Tax Aspects.”

FISCAL YEAR	For accounting purposes, the Fund’s fiscal year is the 12-month period ending on October 31.

REPORTS TO SHAREHOLDERS	After the end of each calendar year, the Fund will furnish to Shareholders a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for U.S. federal income tax purposes. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the fiscal period for which the report is being made, or as otherwise required by the 1940 Act.

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CONFLICTS OF INTEREST	FS Credit Income Advisor and certain of its affiliates may have certain conflicts of interest in connection with the management of the Fund, including, but not limited to: the allocation of FS Credit Income Advisor’s time and resources between the Fund and other investment activities; compensation payable by the Fund to FS Credit Income Advisor and its affiliates; overlapping investment objectives across FS Credit Income Advisor or its affiliates’ funds, accounts, or other investment vehicles; the Fund’s reliance on exemptive relief that it has received from the SEC, which permits the Fund to participate in co-investment transactions with certain other funds advised by FS Credit Income Advisor or its affiliates; competition with certain affiliates of FS Credit Income Advisor for investment opportunities; investments at different levels of an entity’s capital structure by the Fund and other clients of FS Credit Income Advisor, subject to the limitations of the 1940 Act; differing recommendations given by FS Credit Income Advisor to the Fund versus other clients; restrictions on FS Credit Income Advisor’s existing business relationships or use of material non-public information with respect to potential investments by the Fund; and limitations on purchasing or selling securities to other clients of FS Credit Income Advisor or its respective affiliates and on entering into “joint” transactions with certain of the Fund’s affiliates. Additionally, investment at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities by the Fund and other clients of FS Credit Income Advisor may result in FS Credit Income Advisor coming into possession of confidential or material, non-public information that would limit the ability of the Fund to acquire or dispose of investments, even if such acquisition or disposition would otherwise be desirable. This could constrain the Fund’s investment flexibility and result in the Fund being unable or restricted from initiating transactions in certain securities or liquidating or selling certain investments at a time when FS Credit Income Advisor would otherwise take an action. See “Conflicts of Interest.”

RISK FACTORS	Investing in the Fund involves risks, including the risk that a Shareholder may receive little or no return on its investment or that a Shareholder may lose part or all of its investment. Each risk discussed below is considered a principal risk of the Fund, regardless of the order in which it appears. The significance of each risk factor may change over time, and you should review each risk factor carefully. The following is only a summary of certain risks of investing in the Fund. For a more complete discussion of the risks of investment in the Fund, see “Types of Investments and Related Risks.”

Risks related to the Fund’s investments include risks relating to:

● the value of the Fund’s financial instruments, and the financial markets in general, which may be extremely volatile;

● the Fund’s investment focus on credit-related financial instruments, which may increase the volatility of investment results over time and create the potential that market movements that impact only specific asset classes or a loss in any such position could have a material adverse impact on the Fund’s financial instruments;

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● the Fund’s expectation that most of its investments will be in securities that are rated below investment grade or would be rated below investment grade if they were rated. Below investment grade instruments (commonly referred to as “high-yield” securities or “junk bonds”) may be particularly susceptible to economic downturns, which could cause losses;

● the use of short sales, options, leverage, futures, swaps and other derivative instruments and other investment techniques, which may create special risks and substantially increase the impact of adverse price movements on the Fund’s portfolio;

● the Fund’s investments in distressed assets and/or positions that are illiquid, the realization and/or disposition of which may not occur for an extended period of time;

● investments in non-U.S. securities and securities denominated in foreign currencies;

● market disruption and geopolitical, economic, market and other events, including the COVID-19 pandemic and related disruptions caused thereby, and government intervention in the financial markets; and

● inflation, deflation and interest rate risks.

Other risks relating to the Fund include risks resulting from:

● the ownership by FS Investments and its affiliates of a significant percentage of the Fund’s outstanding Shares, which will, for the foreseeable future, allow FS Investments and its affiliates to either control the Fund or be in a position to exercise a significant influence on the outcome of any matter put to a vote by investors;

● the Fund’s long-term investment horizon, management and dependence on key personnel;

● the liquidity risks associated with the Fund’s closed-end interval fund structure and the fact that the shares of the Fund will not be listed on any national securities exchange at this time, if ever;

●      the purchase and sales of portfolio investments, which may be made as considered advisable by FS Credit Income Advisor in the best interests of Shareholders; higher portfolio turnover can result in corresponding increases in portfolio transaction costs for the Fund;

● the anti-takeover provisions in the Fund’s declaration of trust and bylaws; and

● the Fund’s status as a RIC for U.S. federal income tax purposes.

Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and prospective investors should invest in the Fund only if they can sustain a complete loss of their investments.

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SUMMARY OF FEES AND EXPENSES

The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that holders of Shares can expect to bear directly or indirectly, including the Fund’s annual use of leverage assuming the Fund borrows [20]% of its average net assets during the following twelve months.

Shareholder Fees	Class A		Class I		Class L		Class M		Class T		Class U		Class U-2
Maximum Sales Load Imposed on Purchases (as a percentage of offering price)	[5.75]	%	None		[3.50]	%	None		[3.50]	%	None	(1)	[2.50]	%
Maximum Deferred Sales Load (as a percentage of offering price or repurchase proceeds, whichever is lower)	None		None		None		None		None		None		[1.00]	%(3)
Annual Fund Expenses(2) (as a percentage of average net assets attributable to Shares)(4)
Management Fee(5)	[1.20]	%	[1.20]	%	[1.20]	%	[1.20]	%	[1.20]	%	[1.20]	%	[1.20]	%
Interest Payments on Borrowed Funds(6)	[1.19]	%	[1.19]	%	[1.19]	%	[1.19]	%	[1.19]	%	[1.19]	%	[1.19]	%
Other Expenses
Shareholder Servicing Fee(7)	[0.25]	%	None		[0.25]	%	None		[0.25]	%	None		[0.25]	%
Distribution Fee(7)	None		None		[0.25]	%	[0.25]	%	[0.25]	%	[0.75]	%	[0.50]	%
Remaining Other Expenses(8)	[0.47]	%	[0.47]	%	[0.47]	%	[0.47]	%	[0.47]	%	[0.47]	%	[0.47]	%
Total Annual Fund Operating Expenses	[3.11]	%	[2.86]	%	[3.36]	%	[3.11]	%	[3.36]	%	[3.61]	%	[3.61]	%
Fee Waiver and/or Expense Reimbursement(9)	[1.42]	%	[1.42]	%	[1.42]	%	[1.42]	%	[1.42]	%	[1.42]	%	[1.42]	%
Total Annual Fund Operating Expenses (after fee waiver and/or expense reimbursement)(10)	[1.69]	%	[1.44]	%	[1.94]	%	[1.69]	%	[1.94]	%	[2.19]	%	[2.19]	%

(1)	While neither the Fund nor the distributor imposes an initial sales charge on Class U Shares, if you buy Class U Shares through certain Financial Intermediaries, they may directly charge you transaction or other fees in such amounts as they may determine. Please consult your Financial Intermediary for additional information.

(2) The expense information has been restated to reflect current fees.

(3)	For purchases made prior to March 1, 2024, a contingent deferred sales charge (“CDSC”) of 1.50% may be assessed on Class U-2 Shares purchased without a sales charge if they are repurchased before the first day of the month of the one-year anniversary of the purchase. For purchases made on or after March 1, 2024, a CDSC of 1.00% may be assessed on Class U-2 Shares purchased without a sales charge if they are repurchased before the first day of the month of the 18-month anniversary of the purchase.

(4)	Amount assumes that the Fund sells $[85.0] million and redeems $[290.7] million worth of Shares during the following twelve months, resulting in estimated average net assets of $[605.2] million. That amount also assumes that the Fund borrows funds equal to [20]% of its average net assets during such period. Actual expenses will depend on the number of Shares the Fund sells in this Offering, the number of Shares redeemed, and the amount of leverage the Fund employs, if any. There can be no assurance that the Fund will sell $[85.0] million or redeem $[290.7] million worth of Shares during the following twelve months.

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The following table illustrates the aggregate fees and expenses that the Fund expects to incur and that holders of Shares can expect to bear directly or indirectly without the Fund’s annual use of leverage.

Shareholder Fees	Class A		Class I		Class L		Class M		Class T		Class U		Class U-2
Annual Fund Expenses (as a percentage of average net assets attributable to Shares)
Management	1.00%		1.00%		1.00%		1.00%		1.00%		1.00%		1.00%
Other Expenses
Shareholder Servicing Fee	[0.25]	%	None		[0.25]	%	None		[0.25]	%	None		[0.25]	%
Distribution Fee	None		None		[0.25]	%	[0.25]	%	[0.25]	%	[0.75]	%	[0.50]	%
Remaining Other Expenses	[0.47]	%	[0.47]	%	[0.47]	%	[0.47]	%	[0.47]	%	[0.47]	%	[0.47]	%
Total Annual Fund Operating Expenses	[1.72]	%	[1.47]	%	[1.97]	%	[1.72]	%	[1.97]	%	[2.22]	%	[2.22]	%
Fee Waiver and/or Expense Reimbursement	[1.22]	%	[1.22]	%	[1.22]	%	[1.22]	%	[1.22]	%	[1.22]	%	[1.22]	%
Total Annual Fund Operating Expenses (after fee waiver and/or expense reimbursement)	[0.50]	%	[0.25]	%	[0.75]	%	[0.50]	%	[0.75]	%	[1.00]	%	[1.00]	%

(5)	The Management Fee has been restated to reflect the lower Management Fee rate that became effective on December 1, 2024. The Management Fee is calculated and payable quarterly in arrears at the annual rate of 1.00% of the average daily value of the Fund’s gross assets. The management fee shown in the table above is higher than the contractual rate because the management fee in the table is required to be calculated as a percentage of average net assets, rather than gross assets. Because the Management Fee is based on the Fund’s average daily gross assets, the Fund’s use of leverage, if any, will increase the Management Fee paid to FS Credit Income Advisor.

(6)	Includes estimated interest expenses associated with the Fund’s expected use of leverage at an assumed annual interest rate equal to [5.93]%, which is subject to change based on market conditions. These amounts represent both interest payments on debt that the Fund issues and on which it is the borrower.

(7)	Class A Shares, Class L Shares, Class T Shares and Class U-2 Shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the respective share class. The Class L Shares, Class M Shares and Class T Shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.25% of the average daily net assets of the Fund attributable to the respective share class and is payable on a monthly basis. Class U Shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.75% of the average daily net assets of the Fund attributable to this share class and is payable on a monthly basis. Class U-2 Shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.50% of the average daily net assets of the Fund attributable to this share class and is payable on a monthly basis. See “Plan of Distribution.” Although Shares issued pursuant to the DRP will not be subject to any sales load, such Shares will be subject to the shareholder servicing fee and Distribution Fee, as applicable.

(8)	Other expenses include accounting, legal and auditing fees of the Fund, as well as the fees payable to Trustees who do not also serve in an executive officer capacity for the Fund or FS Credit Income Advisor. The amount presented in the table estimates the amounts the Fund expects to pay during the following twelve months, assuming the Fund redeems the net amount of $[205.7] million during such time and the Fund borrows approximately [20]% of its average net assets during such period. If the net amount redeemed is lower during such period, all else being equal, other expenses would be lower as a percentage of average net assets attributable to Shares.

(9)	FS Credit Income Advisor has entered into a Waiver of Management Fee Letter with the Fund, whereby, for the period from December 1, 2024 through December 31, 2025, FS Credit Income Advisor has agreed to waive the management fee to which it is entitled under the Investment Advisory Agreement so that the fee received equals 0.00% of the average daily value of the Fund’s gross assets.

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(10)	Pursuant to the Expense Limitation Agreement under which FS Credit Income Advisor has agreed to pay or waive, on a quarterly basis, the “ordinary operating expenses” (as defined below) of the Fund to the extent that such expenses exceed 0.25% per annum of the Fund’s average daily net assets attributable to the applicable class of Shares. The Expense Limitation may be adjusted for other classes of Shares to account for class-specific expenses. In consideration of FS Credit Income Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay FS Credit Income Advisor in the amount of any Fund expenses paid or waived, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the reimbursement may not be made if it would cause the Fund’s then-current expense limitation, if any, and the expense limitation that was in effect at the time when FS Credit Income Advisor waived or reimbursed the ordinary operating expenses that are the subject of the repayment, to be exceeded. The Expense Limitation Agreement will continue indefinitely until terminated by the Board on written notice to FS Credit Income Advisor. The Expense Limitation Agreement may not be terminated by FS Credit Income Advisor. For the purposes of the Expense Limitation Agreement, “ordinary operating expenses” for a class of Shares consist of all ordinary expenses of the Fund attributable to such class, including administration fees, transfer agent fees, fees paid to the Fund’s trustees, legal expenses relating to the Fund’s registration statements (and any amendments or supplements thereto) and other filings with the SEC, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment advisory fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution or shareholder servicing fees and (f) extraordinary expenses.

The Fees and Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. More information about discounts that may apply to purchases of Class A Shares, Class L Shares, Class T Shares and Class U-2 Shares is available from your financial professional and in “Plan of Distribution” starting on page [ ] of this prospectus. More information about the Management Fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 76 of this prospectus.

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Examples:

The following examples demonstrate the projected dollar amount of total expenses that would be incurred over various periods with respect to a $1,000 investment assuming the Fund’s direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above (assuming the Fund borrows an amount equal to [20]% of its average net assets) and Shares earn a 5.0% annual return. The Management Fee waiver is taken into account only for the one-year expense examples.

Share Class	1 Year		3 Years		5 Years		10 Years
Class A	$	[74]	$	[131]	$	[191]	$	[352]
Class I	$	[15]	$	[71]	$	[129]	$	[288]
Class L	$	[54]	$	[118]	$	[184]	$	[360]
Class M	$	[17]	$	[78]	$	[142]	$	[313]
Class T	$	[54]	$	[118]	$	[184]	$	[360]
Class U	$	[22]	$	[93]	$	[166]	$	[360]
Class U-2	$	[57]	$	[116]	$	[187]	$	[376]

The examples and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. You may also be required to pay transaction or other fees directly to your Financial Intermediary on purchases of Class U Shares of the Fund, which are not reflected in the example. While the examples assume a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. In addition, the examples assume reinvestment of all distributions pursuant to the DRP. If Shareholders request repurchase proceeds be paid by wire transfer, such Shareholders may be assessed an outgoing wire transfer fee at prevailing rates charged by SS&C. If a Shareholder requests an expedited payment by wire transfer, the applicable outgoing wire transfer fee may be deducted from the Shareholder’s repurchase proceeds. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses,” “Management Fees” and “Plan of Distribution.”

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FINANCIAL HIGHLIGHTS

The financial highlights in the tables below are intended to help you understand the Fund’s financial performance for the periods shown. Certain information reflects financial results for a single Fund Share. All amounts are in thousands, except Share and per Share amounts. The information has been audited by [ ], the Fund’s independent registered public accounting firm, whose report, along with the Fund’s most recent audited consolidated financial statements is included in the Fund’s Annual Report for the year ended October 31, 2024. The Fund’s Annual Report has been filed with the SEC and is available on the SEC’s website at sec.gov, and is also available free of charge from the Fund upon request. This information should be read in conjunction with the financial statements and related notes included in the Fund’s Annual Report.

Consolidated Financial Highlights - Class A Shares
(in thousands, except share and per share amounts)

	Year Ended October 31,
	2024			2023	2022	2021	2020
Per Share Data:(1)
Net asset value, beginning of year	$	[ ]		$11.43	$13.46	$12.26	$12.71
Results of operations
Net investment income(2)		[ ]		0.82	0.56	0.52	0.61
Net realized gain (loss) and unrealized appreciation (depreciation)		[ ]		0.23	(1.87)	1.40	(0.34)
Net increase (decrease) in net assets resulting from operations		[ ]		1.05	(1.31)	1.92	0.27
Shareholder Distributions(3)
Distributions from net investment income		[ ]		(0.91)	(0.72)	(0.72)	(0.72)
Distributions from net realized gain on investments
Net decrease in net assets resulting from shareholder distributions		[ ]		(0.91)	(0.72)	(0.72)	(0.72)
Net asset value, end of year	$	[ ]		$11.57	$11.43	$13.46	$12.26
Shares outstanding, end of year		[ ]		527,447	835,216	728,645	748,523
Total return(4)		[ ]	%	9.39%	(9.92)%	15.82%	2.48%
Ratio/Supplemental Data:
Net assets, end of year	$	[ ]		$6,105	$9,543	$9,811	$9,175
Ratio of net investment income to average net assets(5)(6)		[ ]	%	6.96%	4.46%	3.92%	4.98%
Ratio of total expenses to average net assets(5)		[ ]	%	3.70%	2.91%	3.00%	3.22%
Ratio of expense reimbursement from adviser to average net assets(5)		[ ]	%	(0.22)%	(0.16)%	(0.29)%	(0.35)%
Ratio of net expenses to average net assets(5)		[ ]	%	3.48%	2.75%	2.71%	2.87%
Portfolio turnover rate		[ ]	%	156%	121%	113%	166%
Total amount of senior securities outstanding exclusive of treasury securities	$	[ ]		$66,459	$98,632	$53,218	$65,987
Asset coverage, per $1,000 of credit facility borrowings(7)	$	[ ]		$10,265	$5,797	$9,409	$4,859
Asset coverage ratio per unit(7)		[ ]		10.26	5.80	9.41	4.86

15

Consolidated Financial Highlights - Class A Shares (continued)
(in thousands, except share and per share amounts)

(1)	Per share data may be rounded in order to compute the ending net asset value per share.

(2)	The per share data was derived by using the average number of common shares outstanding during the applicable period.

(3)	The per share data for net decrease in net assets resulting from shareholder distributions reflects the actual amount of distributions declared per Class A common share during the applicable period.

(4)	The total return is historical and is calculated by determining the percentage change in net asset value, assuming the reinvestment of all distributions in additional common shares of the same class of the Fund at such class’ net asset value per share in accordance with the Fund’s distribution reinvestment plan. The total return does not consider the effect of any selling commissions or charges that may be incurred in connection with the sale of the Fund’s common shares. The historical calculation of total return in the table should not be considered a representation of the Fund’s future total return, which may be greater or less than the total return shown in the table due to a number of factors, including, among others, the Fund’s ability or inability to make investments that meet its investment criteria, the interest rates payable on the debt securities the Fund acquires, the level of the Fund’s expenses, the amount of the expense limitation, if any, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Fund encounters competition in its markets and general economic conditions. As a result of these and other factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return calculations set forth above represent the total return on the Fund during the applicable period on a per class basis and do not represent an actual return to shareholders.

(5)	Average daily net assets is used for this calculation. Data for periods of less than one year is annualized.

(6)	If FS Credit Income Advisor had not waived or reimbursed certain expenses, the ratio of net investment income to average net assets would have been [ ] %, 6.74%, 4.30%, 3.63% and 4.63% for the years ended October 31, 2024, 2023, 2022, 2021 and 2020 respectively.

(7)	Represents the value of the Fund’s total assets available to cover senior securities, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness.

16

Consolidated Financial Highlights - Class I Shares

(in thousands, except share and per share amounts)

	Year Ended October 31,
	2024			2023	2022	2021	2020
Per Share Data:(1)
Net asset value, beginning of year	$	[ ]		$11.47	$13.50	$12.29	$12.74
Results of operations
Net investment income(2)		[ ]		0.86	0.59	0.56	0.64
Net realized gain (loss) and unrealized appreciation (depreciation)		[ ]		0.22	(1.87)	1.40	(0.34)
Net increase (decrease) in net assets resulting from operations		[ ]		1.08	(1.28)	1.96	0.30
Shareholder Distributions(3)
Distributions from net investment income		[ ]		(0.94)	(0.75)	(0.75)	(0.75)
Distributions from net realized gain on investments		[ ]		-	-	-	-
Net decrease in net assets resulting from shareholder distributions		[ ]		(0.94)	(0.75)	(0.75)	(0.75)
Net asset value, end of year	$	[ ]		$11.61	$11.47	$13.50	$12.29
Shares outstanding, end of year		[ ]		32,866,752	25,234,440	20,176,345	16,079,816
Total return(4)		[ ]	%	9.64%	(9.67)%	16.16%	2.76%
Ratio/Supplemental Data:
Net assets, end of year	$	[ ]		$381,603	$289,321	272,424	197,633
Ratio of net investment income to average net assets(5)(6)		[ ]	%	7.30%	4.74%	4.16%	5.27%
Ratio of total expenses to average net assets(5)		[ ]	%	3.49%	2.68%	2.74%	2.97%
Ratio of expense reimbursement from adviser to average net assets(5)		[ ]	%	(0.22)%	(0.16)%	(0.29)%	(0.35)%
Ratio of net expenses to average net assets(5)		[ ]	%	3.27%	2.52%	2.45%	2.62%
Portfolio turnover rate		[ ]	%	156%	121%	113%	166%
Total amount of senior securities outstanding exclusive of treasury securities	$	[ ]		$66,459	$98,632	53,218	$65,987
Asset coverage, per $1,000 of credit facility borrowings(7)	$	[ ]		$10,265	$5,797	9,409	$4,859
Asset coverage ratio per unit(7)		[ ]		10.26	5.80	9.41	4.86

17

Consolidated Financial Highlights - Class I Shares
(in thousands, except share and per share amounts)

(1)	Per share data may be rounded in order to compute the ending net asset value per share.

(2)	The per share data was derived by using the average number of common shares outstanding during the applicable period.

(3)	The per share data for net decrease in net assets resulting from shareholder distributions reflects the actual amount of distributions declared per Class I common share during the applicable period.

(4)	The total return is historical and is calculated by determining the percentage change in net asset value, assuming the reinvestment of all distributions in additional common shares of the same class of the Fund at such class’ net asset value per share in accordance with the Fund’s distribution reinvestment plan. The total return does not consider the effect of any selling commissions or charges that may be incurred in connection with the sale of the Fund’s common shares. The historical calculation of total return in the table should not be considered a representation of the Fund’s future total return, which may be greater or less than the total return shown in the table due to a number of factors, including, among others, the Fund’s ability or inability to make investments that meet its investment criteria, the interest rates payable on the debt securities the Fund acquires, the level of the Fund’s expenses, the amount of the expense limitation, if any, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Fund encounters competition in its markets and general economic conditions. As a result of these and other factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return calculations set forth above represent the total return on the Fund during the applicable period on a per class basis and do not represent an actual return to shareholders.

(5)	Average daily net assets is used for this calculation. Data for periods of less than one year is annualized.

(6)	If FS Credit Income Advisor had not waived or reimbursed certain expenses, the ratio of net investment income to average net assets would have been [ ]%, 7.08%, 4.58%, 3.87% and 4.92% for the years ended October 31, 2024, 2023, 2022, 2021 and 2020, respectively.

(7)	Represents the value of the Fund’s total assets available to cover senior securities, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness.

18

Consolidated Financial Highlights - Class T Shares
(in thousands, except share and per share amounts

	Year Ended October 31,
	2024			2023	2022	2021	2020
Per Share Data:(1)
Net asset value, beginning of year	$	[ ]		$11.46	$13.49	$12.28	$12.74
Results of operations
Net investment income(2)		[ ]		0.80	0.53	0.49	0.58
Net realized gain (loss) and unrealized appreciation (depreciation)		[ ]		0.23	(1.87)	1.40	(0.35)
Net increase (decrease) in net assets resulting from operations		[ ]		1.03	(1.34)	1.89	0.23
Shareholder Distributions(3)
Distributions from net investment income		[ ]		(0.89)	(0.69)	(0.68)	(0.69)
Distributions from net realized gain on investments		[ ]		-	-	-	-
Net decrease in net assets resulting from shareholder distributions		[ ]		(0.89)	(0.69)	(0.68)	(0.69)
Net asset value, end of year	$	[ ]		$11.60	$11.46	$13.49	$12.28
Shares outstanding, end of year		[ ]		260,095	250,038	226,670	154,266
Total return(4)		[ ]	%	9.12%	(10.13)%	15.59%	2.19
Ratio/Supplemental Data:
Net assets, end of year	$	[ ]		$3,017	$2,865	$3,059	$1,895
Ratio of net investment income to average net assets(5)(6)		[ ]	%	6.76%	4.21%	3.63%	4.80
Ratio of total expenses to average net assets(5)		[ ]	%	3.99%	3.18%	3.24%	3.48%
Ratio of expense reimbursement from adviser to average net assets(5)		[ ]	%	(0.22)%	(0.16)%	(0.29)%	(0.35)%
Ratio of net expenses to average net assets(5)		[ ]	%	3.77%	3.02%	2.95%	3.13%
Portfolio turnover rate		[ ]	%	156%	121%	113%	166%
Total amount of senior securities outstanding exclusive of treasury securities	$	[ ]		$66,459	$98,632	$53,218	$65,987
Asset coverage, per $1,000 of credit facility borrowings(7)	$	[ ]		$10,265	$5,797	$9,409	$4,859
Asset coverage ratio per unit(7)		[ ]		10.26	5.80	9.41	4.86

19

Consolidated Financial Highlights - Class T Shares (continued)
(in thousands, except share and per share amounts)

(1)	Per share data may be rounded in order to compute the ending net asset value per share.

(2)	The per share data was derived by using the average number of common shares outstanding during the applicable period.

(3)	The per share data for net decrease in net assets resulting from shareholder distributions reflects the actual amount of distributions declared per Class T common share during the applicable period.

(4)	The total return is historical and is calculated by determining the percentage change in net asset value, assuming the reinvestment of all distributions in additional common shares of the same class of the Fund at such class’ net asset value per share in accordance with the Fund’s distribution reinvestment plan. The total return does not consider the effect of any selling commissions or charges that may be incurred in connection with the sale of the Fund’s common shares. The historical calculation of total return in the table should not be considered a representation of the Fund’s future total return, which may be greater or less than the total return shown in the table due to a number of factors, including, among others, the Fund’s ability or inability to make investments that meet its investment criteria, the interest rates payable on the debt securities the Fund acquires, the level of the Fund’s expenses, the amount of the expense limitation, if any, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Fund encounters competition in its markets and general economic conditions. As a result of these and other factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return calculations set forth above represent the total return on the Fund during the applicable period on a per class basis and do not represent an actual return to shareholders.

(5)	Average daily net assets is used for this calculation. Data for periods of less than one year is annualized.

(6)	If FS Credit Income Advisor had not waived or reimbursed certain expenses, the ratio of net investment income to average net assets would have been [ ]%, 6.54%, 4.05%, 3.34% and 4.45% for the years ended October 31, 2024, 2023, 2022, 2021 and 2020, respectively.

(7)	Represents the value of the Fund’s total assets available to cover senior securities, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness.

20

Consolidated Financial Highlights - Class U Shares
(in thousands, except share and per share amounts)

	Year Ended October 31,
	2024			2023	2022	2021	2020
Per Share Data:(1)
Net asset value, beginning of period	$	[ ]		$11.41	$13.44	$12.24	$12.73
Results of operations
Net investment income(2)		[ ]		0.77	0.49	0.45	0.57
Net realized gain (loss) and unrealized appreciation (depreciation)		[ ]		0.23	(1.86)	1.40	(0.36)
Net increase (decrease) in net assets resulting from operations		[ ]		1.00	(1.37)	1.85	0.21
Shareholder Distributions:(3)
Distributions from net investment income		[ ]		(0.85)	(0.66)	(0.65)	(0.70)
Net decrease in net assets resulting from shareholder distributions		[ ]		(0.85)	(0.66)	(0.65)	(0.70)
Net asset value, end of period	$	[ ]		$11.56	$11.41	$13.44	$12.24
Shares outstanding, end of period		[ ]		13,030,328	12,436,322	10,320,524	3,754,756
Total return(4)		[ ]		8.89%	(10.40)%	15.31%	2.03	%(5)
Ratio/Supplemental Data:
Net assets, end of period	$	[ ]		$150,611	$141,863	$138,704	$45,958
Ratio of net investment income to average net assets(6)(7)		[ ]	%	6.51%	3.97%	3.35%	4.75%
Ratio of total expenses to average net assets(6)		[ ]	%	4.24%	3.43%	3.48%	3.73%
Ratio of expense reimbursement from adviser to average net assets(6)		[ ]	%	(0.22)%	(0.16)%	(0.29)%	(0.34)%
Ratio of net expenses to average net assets(6)		[ ]	%	4.02%	3.27%	3.19%	3.39%
Portfolio turnover rate		[ ]	%	156%	121%	113%	166	%(5)
Total amount of senior securities outstanding exclusive of treasury securities	$	[ ]		$66,459	$98,632	$53,218	$65,987
Asset coverage, per $1,000 of credit facility borrowings(8)	$	[ ]		$10,265	$5,797	$9,409	$4,859
Asset coverage ratio per unit(8)		[ ]		10.26	5.80	9.41	4.86

21

Consolidated Financial Highlights - Class U Shares
(in thousands, except share and per share amounts)

(1)	Per share data may be rounded in order to compute the ending net asset value per share.

(2)	The per share data was derived by using the average number of common shares outstanding during the period.

(3)	The per share data for net decrease in net assets resulting from shareholder distributions reflects the actual amount of distributions declared per Class U common share during the applicable period.

(4)	The total return is historical and is calculated by determining the percentage change in net asset value, assuming the reinvestment of all distributions in additional common shares of the same class of the Fund at such class’ net asset value per share in accordance with the Fund’s distribution reinvestment plan. The total return does not consider the effect of any selling commissions or charges that may be incurred in connection with the sale of the Fund’s common shares. The historical calculation of total return in the table should not be considered a representation of the Fund’s future total return, which may be greater or less than the total return shown in the table due to a number of factors, including, among others, the Fund’s ability or inability to make investments that meet its investment criteria, the interest rates payable on the debt securities the Fund acquires, the level of the Fund’s expenses, the amount of the expense limitation, if any, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Fund encounters competition in its markets and general economic conditions. As a result of these and other factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return calculations set forth above represent the total return on the Fund during the period on a per class basis and does not represent an actual return to shareholders.

(5)	Information presented is not annualized.

(6)	Average daily net assets is used for this calculation. Data for periods of less than one year is annualized.

(7)	If FS Credit Income Advisor had not waived or reimbursed certain expenses, the ratio of net investment income to average net assets would have been [ ]%, 6.29%, 3.81%, 3.06% and 4.41% for the years ended October 31, 2024, 2023, 2022, 2021 and 2020, respectively.

(8)	Represents the value of the Fund’s total assets available to cover senior securities, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness.

22

Consolidated Financial Highlights - Class U-2 Shares
(in thousands, except share and per share amounts)

	Year Ended October 31,					Period from December 18, 2020 (Commencement of Operations) through
	2024			2023	2022	October 31, 2021
Per Share Data:(1)
Net asset value, beginning of period	$	[ ]		$11.50	$13.52	$13.24
Results of operations
Net investment income(2)		[ ]		0.81	0.58	0.39
Net realized gain (loss) and unrealized appreciation (depreciation)		[ ]		0.23	(1.87)	0.54
Net increase (decrease) in net assets resulting from operations		[ ]		1.04	(1.29)	0.93
Shareholder distributions:(3)
Distributions from net investment income		[ ]		(0.89)	(0.73)	(0.65)
Net decrease in net assets resulting from shareholder distributions		[ ]		(0.89)	(0.73)	(0.65)
Net asset value, end of period	$	[ ]		$11.65	$11.50	$13.52
Shares outstanding, end of period		[ ]		6,384,781	2,568,950	1,739,492
Total return(4)		[ ]	%	9.21%	(9.70)%	7.16	%(5)
Ratio/Supplemental Data:
Net assets, end of period	$	[ ]		$74,390	$29,535	$23,528
Ratio of net investment income to average net asset(6)(7)		[ ]	%	6.85%	4.67%	3.33%
Ratio of total expenses to average net assets(6)		[ ]	%	3.89%	2.77%	3.41%
Ratio of expense reimbursement from adviser to average net assets(6)		[ ]	%	(0.22)%	(0.16)%	(0.29)%
Ratio of net expenses to average net assets(6)		[ ]	%	3.67%	2.61%	3.12%
Portfolio turnover rate		[ ]	%	156%	121%	113	%(5)
Total amount of senior securities outstanding exclusive
of treasury securities	$	[ ]		$66,459	$98,632	$53,218
Asset coverage, per $1,000 of credit facility borrowings(8)	$	[ ]		$10,265	$5,797	$9,409
Asset coverage ratio per unit(8)		[ ]		10.26	5.80	9.41

23

Consolidated Financial Highlights - Class U-2 Shares
(in thousands, except share and per share amounts)

(1)	Per share data may be rounded in order to compute the ending net asset value per share.

(2)	The per share data was derived by using the average number of common shares outstanding during the period.

(3)	The per share data for net decrease in net assets resulting from shareholder distributions reflects the actual amount of distributions declared per Class U-2 common share during the applicable period.

(4)	The total return is historical and is calculated by determining the percentage change in net asset value, assuming the reinvestment of all distributions in additional common shares of the same class of the Fund at such class’ net asset value per share in accordance with the Fund’s distribution reinvestment plan. The total return does not consider the effect of any selling commissions or charges that may be incurred in connection with the sale of the Fund’s common shares. The historical calculation of total return in the table should not be considered a representation of the Fund’s future total return, which may be greater or less than the total return shown in the table due to a number of factors, including, among others, the Fund’s ability or inability to make investments that meet its investment criteria, the interest rates payable on the debt securities the Fund acquires, the level of the Fund’s expenses, the amount of the expense limitation, if any, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Fund encounters competition in its markets and general economic conditions. As a result of these and other factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return calculations set forth above represent the total return on the Fund during the period on a per class basis and does not represent an actual return to shareholders.

(5)	Information presented is not annualized.

(6)	Average daily net assets is used for this calculation. Data for periods of less than one year is annualized.

(7)	If FS Credit Income Advisor had not waived or reimbursed certain expenses, the ratio of net investment income to average net assets would have been [ ]%, 6.62%, 4.51%, and 3.04% for the years ended October 31, 2024, 2023, 2022 and for the period from December 18, 2020 (Commencement of Operations) through October 31, 2021, respectively.

(8)	Represents the value of the Fund’s total assets available to cover senior securities, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness.

24

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or the Fund’s future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to:

●	the Fund’s future operating results;

●	the Fund’s business prospects and the prospects of the companies in which the Fund may invest, including the Fund’s and their ability to achieve their respective objectives as a result of the current COVID-19 pandemic;

●	the impact of the investments that the Fund expects to make;

●	the ability of the Fund’s portfolio companies to achieve their objectives;

●	the Fund’s current and expected financing arrangements and investments;

●	changes in the general interest rate environment;

●	the elevated levels of inflation, and its impact on the Fund’s portfolio companies and on the industries in which the Fund invests;

●	the adequacy of the Fund’s cash resources, financing sources and working capital;

●	the timing and amount of cash flows, distributions and dividends, if any, from the Fund’s portfolio companies;

●	the Fund’s contractual arrangements and relationships with third-parties;

●	actual and potential conflicts of interest between FS Credit Income Advisor or any of its affiliates, including the allocation of FS Credit Income Advisor’s resources between the Fund and other investment activities;

●	the dependence of the Fund’s future success on the general economy and its effects on the industries in which the Fund may invest;

●	general economic, political and industry trends and other external factors, including the COVID-19 pandemic and related disruptions caused thereby;

●	the Fund’s use of financial leverage, if any;

●	the ability of FS Credit Income Advisor to locate suitable investments for the Fund and to monitor and administer the Fund’s investments;

●	the ability of FS Credit Income Advisor or its affiliates to attract and retain highly talented professionals;

●	the Fund’s ability to maintain its qualification as a RIC;

●	the impact on the Fund’s business of The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the rules and regulations thereunder;

●	the effect of changes to tax legislation and the Fund’s tax position; and

●	the tax status of the enterprises in which the Fund may invest.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. The Fund’s actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Types of Investments and Related Risks” and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:

●	changes in the economy, including material changes in interest rates or credit spreads;

●	risks associated with possible disruption in the Fund’s operations or the economy generally due to terrorism, natural disasters or pandemics; and

●	future changes in laws or regulations and conditions in the Fund’s operating areas.

The Fund has based the forward-looking statements included in this prospectus on information available to the Fund on the date of this prospectus. Except as required by the federal securities laws, the Fund undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. Prospective investors are advised to consult any additional disclosures that the Fund may make directly to such prospective investors or through reports that the Fund may file in the future with the SEC. The forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

25

THE FUND

The Fund is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund and registered under the 1940 Act. During the fiscal year ended October 31, 2023, the Fund’s diversification status under the 1940 Act automatically converted from non-diversified to diversified status because the Fund operated as a diversified fund for a period of three years. The Fund was organized as a Delaware statutory trust on October 27, 2016. The Fund commenced investment operations on November 1, 2017. The principal office of the Fund and FS Credit Income Advisor is located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112, and its telephone number is (215) 495-1150.

FS Credit Income Advisor is the investment adviser to the Fund. FS Credit Income Advisor oversees the management of the Fund’s activities and makes all investment decisions for the Fund’s portfolio. See “The Adviser.” Responsibility for monitoring and overseeing the Fund’s management and operation is vested in the individuals who serve on the Board. See “Management of the Fund.”

THE ADVISER

FS Credit Income Advisor, an investment adviser registered with the SEC under the Advisers Act, serves as the Fund’s investment adviser. The principal office of FS Credit Income Advisor is located at 201 Rouse Boulevard, Philadelphia, PA 19112. FS Credit Income Advisor is an affiliate of FS Investments, a global alternative asset manager dedicated to delivering superior performance and innovative investment and capital solutions.

The Fund’s chairman, president and chief executive officer, Michael C. Forman, has led FS Credit Income Advisor since its inception. In 2007, he co-founded FS Investments with the goal of delivering alternative investment funds, advised by what FS Investments believes to be best-in-class institutional asset managers, to individual investors nationwide. In addition to leading FS Credit Income Advisor, Mr. Forman currently serves as chairman, president and/or chief executive officer of many of the FS Investments’ funds and their affiliated investment advisers.

FS Credit Income Advisor’s senior management team has significant experience in private debt, private equity and real estate investing, and has developed an expertise in using all levels of the corporate capital structure to produce income-generating investments, while focusing on risk management. The team also has extensive knowledge of the managerial, operational and regulatory requirements of publicly registered alternative asset entities, such as closed-end management investment companies. The Fund believes that the active and ongoing participation by FS Investments and its affiliates in the credit markets, and the depth of experience and disciplined investment approach of FS Credit Income Advisor’s management team, will allow FS Credit Income Advisor to successfully execute the investment strategies of the Fund. See “Management of the Fund” for biographical information regarding FS Credit Income Advisor’s senior management team.

The Fund’s Investment Advisory Agreement (the “Investment Advisory Agreement”) became effective on November 1, 2017 and continued in effect for a period of two years from its effective date. If not sooner terminated, the Investment Advisory Agreement will continue in effect for successive periods of twelve months thereafter, provided that each continuance is specifically approved at least annually by both (i) the vote of a majority of the Board or the vote of a majority of the outstanding securities of the Fund entitled to vote and (ii) by the vote of a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval. In addition, the Investment Advisory Agreement has termination provisions that allow the parties to terminate the agreement without penalty. The Investment Advisory Agreement and the Administration Agreement may be terminated at any time, without penalty, by FS Credit Income Advisor, upon 60 days’ notice to the Fund.

26

USE OF PROCEEDS

The net proceeds of this Offering of Shares, after payment of the applicable sales load, will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt and no later than three months after receipt. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed-income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate.

27

INVESTMENT OBJECTIVE, OPPORTUNITIES AND STRATEGIES

Investment Objective

The Fund’s investment objective is to provide attractive total returns, which will include current income and capital appreciation. There can be no assurance that the Fund will be able to achieve its investment objective.

Investment Opportunities and Strategies

General Investment Strategy. Under normal investment conditions, the Fund will invest at least 80% of its assets (including borrowings for investment purposes) in debt obligations. The securities acquired by the Fund may include all types of debt and equity obligations and may have varying terms with respect to collateralization, seniority or subordination, purchase price, convertibility, liquidity, interest payments and maturity, and may consist of the following: (i) public and private below-investment grade and nonrated debt, including 1st lien bank debt, 2nd lien bank debt, revolving loans, below-investment grade senior secured or unsecured bonds, convertible bonds, preferred stock, mezzanine loans, trade claims, liquidating trusts and assignments; (ii) debt and equity tranches of collateralized loan obligations (“CLOs”); structured credit; residential mortgage-backed securities; ABSs (including, student loans, auto loans and manufactured housing); debt and equity tranches of CDOs (e.g., commercial real estate CDOs); monoline-related securities; esoteric ABS (including, airplane leased-back securitizations, revenue securitizations (e.g., toll road and franchise fees), securitizations, whole business securitizations and trust preferred security CDOs); and any assets underlying the foregoing instruments; (iii) any other securities with fixed-income characteristics, including investment grade debt, debentures, notes, deferred interest, pay-in-kind or zero coupon, equipment lease and trust certificates and commercial paper; (iv) distressed debt or equity securities acquired in secondary market purchases and positions in selected classes of distressed securities, as well as distressed securities acquired in connection with bankruptcies and reorganizations of issuers; (v) treasury and government and agency bonds issued by the U.S. and foreign governments, money markets, bank deposits or commercial paper; (vi) registered investment companies (subject to applicable law) and (vii) equity securities (public and/or private), including common and preferred stocks; convertible securities; rights and warrants; depositary receipts; and pooled investment vehicles, such as real estate investment trusts, other investment companies, such as ETFs, non-ETF exchange-traded vehicles, and partnership interests. There is no geographical or currency limitation on securities acquired by the Fund. The Fund may purchase debt and equity securities of non-U.S. governments and corporate entities domiciled outside of the U.S., including emerging market issuers.

The Fund expects to access these markets through a combination of the primary and secondary markets, as well as investments sourced directly by FS Credit Income Advisor. The Fund may invest in securities globally but generally intends to focus on pursuing opportunities in North America and Europe. As the credit markets evolve, FS Credit Income Advisor expects to evaluate new credit asset classes for possible inclusion in the Fund’s portfolio. In evaluating new asset classes, FS Credit Income Advisor may consider, among other things, the return profile of the new asset class versus income-producing debt investments, the risks associated with the asset class (both the risks of the underlying investments and the asset class generally) and the liquidity of the investments.

The Fund may make investments through direct and indirect wholly-owned Subsidiaries. Such Subsidiaries will not be registered under the 1940 Act; however, the Fund will wholly own and control any Subsidiaries. The Board has oversight responsibility for the investment activities of the Fund, including its investment in any Subsidiary, and the Fund’s role as sole direct or indirect shareholder of any Subsidiary. To the extent applicable to the investment activities of a Subsidiary, the Subsidiary will follow the same compliance policies and procedures as the Fund. The Fund would “look through” any such Subsidiary to determine compliance with its investment policies. FS Credit Income Advisor will serve as the investment adviser to any Subsidiary and will comply with Section 15 of the 1940 Act with respect to advisory contract approval. The Fund will comply with Section 8 and Section 18 of the Investment Company Act, governing investment policies and capital structure and leverage, respectively, on an aggregate basis with any Subsidiary. Any Subsidiary will also comply with Section 17 of the Investment Company Act relating to affiliated transactions and custody. The Fund does not intend to create or acquire primary control of any entity which engages in investment activities in securities or other assets other than entities wholly-owned by the Fund.

Unless otherwise stated herein or in the Statement of Additional Information, the Fund’s investment objective and policies are non-fundamental policies and may be changed by the Board without prior approval of the Shareholders.

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We believe the Fund can be an attractive alternative to a traditional fixed-income allocation and may offer the following benefits to investors:

Benchmark agnostic and enhanced flexibility to generate returns: The Fund intends to employ an opportunistic and flexible global credit investment strategy based on absolute and relative value considerations that is untethered to benchmark-specific guidelines. This mandate enables the Fund to successfully capture yield and return premiums that may exist within less efficient areas of the credit market without the constraints of managing to a specific benchmark and with limited security overlap to traditional fixed-income indices. FS Credit Income Advisor believes the flexibility to adjust allocations between public and private markets will be a significant driver of its ability to deliver attractive risk-adjusted returns across changing economic and credit cycles.

Returns driven primarily by security selection where situational complexity may drive return premiums with downside protection: FS Credit Income Advisor's experience and deep understanding of the credit cycle enhances its ability to identify and respond to market trends and conditions. FS Credit Income Advisor’s investment process focuses on proprietary sourcing of differentiated situations and curated deal selection that offer the opportunity for complexity premiums with an emphasis on downside risk mitigation. FS Credit Income Advisor believes this experience and expertise is a benefit for the Fund and that security selection is paramount in capital protection and loss avoidance.

Access to FS Investments’ Platform: Members of FS Credit Income Advisor have worked together since the early 2000s, investing across five credit cycles over that time. These professionals manage over $[7] billion in public and private credit assets across a diversified number of strategies and investment vehicles, including the Fund, a closed-end fund, a business development company and drawdown funds. The Fund will benefit from the high degree of continuity and stability across the leadership team. In addition, FS Credit Income Advisor believes the Fund will benefit from the market presence, scale, infrastructure and demonstrated investment expertise of FS Investments, a $[82] billion global asset manager. The Fund will have access to FS Investments’ extensive investment management infrastructure and resources, including its investment professionals and personnel, administrative and operational support, and robust sponsor and industry relationships. The Fund will seek to benefit from robust sourcing across public and credit markets from internal and external sourcing relationships across FS Investments’ platform.

Portfolio Composition

The Fund’s portfolio will consist of some combination of the following types of investments:

Syndicated Corporate Loans. A syndicated loan is a loan offered to a borrower by a group, or syndicate, of lenders. Syndicated loans (also called senior loans) generally are in the form of term loans and/or revolving credit lines. Syndicated loans (e.g., 1st and 2nd lien loans) generally hold the most senior position in the capital structure of a borrower, are typically secured with specific collateral and have a claim on the assets and/or stock of the borrower that is senior to that held by unsecured creditors, subordinated debt holders and holders of equity of the borrower. Typically, in order to borrow money pursuant to a syndicated loan, a borrower will, for the term of the syndicated loan, pledge collateral (subject to typical exceptions), including (i) working capital assets, such as accounts receivable and inventory; (ii) tangible fixed assets, such as real property, buildings and equipment; (iii) intangible assets, such as trademarks and patent rights; and (iv) security interests in shares of stock of subsidiaries or affiliates. In the case of syndicated loans made to non-public companies, the company’s shareholders or owners may provide collateral in the form of secured guarantees and/or security interests in assets that they own. In many instances, a syndicated loan may be secured only by stock in the borrower or its subsidiaries. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a borrower’s obligations under a syndicated loan.

Corporate Bonds. An issuer of corporate bonds typically pays the investor a fixed rate of interest and must repay the amount borrowed on or before maturity. The investment return of corporate bonds reflects interest on the security and changes in the market value of the security. The market value of a corporate bond generally may be expected to rise and fall inversely with interest rates. The value of intermediate- and longer-term corporate bonds is generally more sensitive to changes in interest rates than the value of shorter-term corporate bonds. The market value of a corporate bond also may be affected by factors directly related to the borrower, such as investors’ perceptions of the creditworthiness of the issuer, the issuer’s performance and perceptions of the issuer in the market place. There is a risk that the issuers of corporate bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may utilize various types of derivative instruments, including swaps, for the purpose of gaining exposure to corporate bonds.

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Structured Credit. The Fund may invest in asset-backed opportunities across broad sectors such as consumer and commercial specialty finance and corporate credit. These investment opportunities may include (i) financings secured by pools of consumer loans, commercial loans or real estate assets; (ii) the outright purchase of pools of consumer loans, commercial loans or real estate assets; and (iii) debt and equity investments in U.S.-dollar-denominated CLOs that are primarily backed by corporate leveraged loans issued to primarily U.S. CLOs, as well as Euro-denominated CLOs that are backed primarily by corporate leveraged loans issued to primarily European CLOs. The investments in the “equity” of structured credit products (including CLOs) refers to the Residual Tranche.

Special Situations and Stressed Investments. The Fund may invest in debt as well as preferred or common shares, or other instruments, of companies undergoing, or that have recently completed, bankruptcies, reorganizations, insolvencies, liquidations or other fundamental changes or similar proceedings or other stressed issuers. In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which will be less than the purchase price to the Fund of the securities or other financial instruments in respect of which such distribution is received.

Other Types of Investments. The Fund may also invest in distressed securities, notes, bills, debentures, bank loans, convertible and preferred securities, government and municipal obligations and other credit instruments with similar economic characteristics. In addition, from time to time, the Fund may invest in first lien senior secured loans (including “unitranche” loans, which are loans that combine both senior and mezzanine debt, generally in a first lien position), second lien senior secured loans and mezzanine debt, which in some cases includes an equity component of U.S. and European middle-market companies, where FS Credit Income Advisor believes the supply of primary capital is limited and the investment opportunities are most attractive. The Fund may also purchase common shares and other equity securities outright or incident to the purchase or ownership of a syndicated loan or corporate bond or in connection with a reorganization of a borrower. The Fund may engage in short sales. The Fund may also use derivatives to gain investment exposure to credit instruments, provide down side protection and to dampen volatility. Derivatives may allow the Fund to increase or decrease the level of risk to which the Fund is exposed more quickly and efficiently than transactions in other types of instruments. The Fund may invest in securities of other investment companies, including ETFs, to the extent that these investments are consistent with the Fund’s investment objective, strategies and policies and permissible under the 1940 Act or any applicable exemption therefrom. The Fund may invest in other investment companies to gain broad market or sector exposure, including during periods when it has large amounts of uninvested cash or when FS Credit Income Advisor believes share prices of other investment companies offer attractive values.

Other Characteristics

Below Investment Grade Credit Instruments. The credit instruments in which the Fund may invest may be rated below investment grade. Securities rated below investment grade are those that, at the time of investment, are rated “Ba1” or lower by Moody’s, or “BB+” or lower by S&P Global (“S&P”) or Fitch, or if unrated are determined by FS Credit Income Advisor to be of comparable quality. Below investment grade securities often are regarded as having predominately speculative characteristics with respect to an issuer’s capacity to pay interest and repay principal. In addition, lower quality debt securities tend to be more sensitive to general economic conditions. Although many of the Fund’s investments may consist of securities rated below investment grade, the Fund reserves the right to invest in credit instruments of any credit quality, maturity and duration.

Foreign Instruments. The Fund may make investments in non-U.S. entities, including issuers in emerging markets. The Fund expects that its investment in non-U.S. issuers will be made primarily in U.S. dollar denominated securities, but it reserves the right to purchase securities that are foreign currency denominated. Some non-U.S. securities may be less liquid and more volatile than securities of comparable U.S. issuers.

Illiquid and Restricted Investments. The Fund may invest in instruments that, at the time of investment, are illiquid (generally, those securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities). The Fund may also invest, without limit, in investments that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.

The Investment Process

The Fund has engaged FS Credit Income Advisor to identify investment opportunities and execute trading strategies in accordance with the Fund’s investment objective and investment strategy. FS Credit Income Advisor employs a rigorous investment process to identify, evaluate, invest, monitor and exit all investment opportunities on behalf of the Fund.

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Investment personnel of FS Credit Income Advisor have successfully captured opportunities across credit sectors and market cycles by utilizing the following investment approach:

Robust sourcing across public and private markets: FS Credit Income Advisor’s investment process focuses on proprietary sourcing that leverages both team-wide and firm-wide relationships across public and private credit markets.

Screening to identify differentiated opportunities: FS Credit Income Advisor seeks to focus on identifying differentiated opportunities and curated investment selection that offer the opportunity for complexity premiums, strong structural protections, and superior risk adjusted returns relative to other market opportunities.

Investment Diligence: FS Credit Income Advisor’s investment strategy is predicated on a thorough research and robust due diligence process. The process is based on the belief that a deep understanding of companies and the industries in which they operate is critical to generating positive income and returns. The due diligence process may include, but is not limited to: (i) a detailed review of historical and projected financial results; (ii) using quantitative scenario analysis, which may include stress testing the investment opportunity for different market and economic conditions and regulatory regimes, among other factors; (iii) a review of information provided by the target company, sponsor, and other external sources, as applicable; (iv) a review of industry dynamics, the competitive landscape and global macroeconomic conditions affecting the target company; (v) a detailed analysis of regulatory, tax and legal matters, including applicable local laws and creditors’ rights; (vi) on site-visits, as necessary; (vii) a review by legal and accounting professionals and environmental and other industry consultants, if necessary; (viii) financial sponsor due diligence; and/or (ix) a review of management’s experience and track record.

Selection and Structuring: FS Credit Income Advisor believes that skillful security selection is critical to generating attractive returns and to support capital protection and loss avoidance. FS Credit Income Advisor’s flexibility to adjust allocations between public and private markets is a significant driver of its ability to deliver strong risk-adjusted returns. FS Credit Income Advisor seeks to structure investments to best fit the Fund’s portfolio in terms of return characteristics, downside protection and overall target portfolio construction.

The FS Credit Income Advisor investment committee has delegated its investment authority to certain investment professionals of FS Credit Income Advisor with respect to publicly traded / syndicated investments, provided that the investment types, risk and profiles are within the parameters set by the investment committee. The investment committee maintains its investment authority for and pre-approves all illiquid investments. On a regular basis, and no less than quarterly, the investment committee reviews individual investment decisions that have been made, the investment portfolio generally, and the investment parameters.

Portfolio Construction and Monitoring: FS Credit Income Advisor seeks to build a diversified and durable portfolio insulated from economic change where possible. The composition of the portfolio is largely driven by market opportunity and the risk-adjusted return potential of the investment. FS Credit Income Advisor monitors the Fund’s portfolio with a focus toward protecting against negative credit events or other adverse outcomes that may affect the value of the Fund’s investments. Monitoring may result in FS Credit Income Fund Advisor adjusting portfolio characteristics such as duration, industry allocations, public and private markets allocations, among other factors. Ongoing due diligence may include closely tracking economic, industry and company trends, engaging third-party consultants or advisors to discuss the portfolio company’s financial position, reviewing and projecting compliance with covenants throughout the capital structure, monitoring underlying catalysts and events driving an investment thesis and any other factors that may affect the likelihood of certain events which are expected to impact the value of the securities held by the Fund.

Leverage

The Fund intends to use leverage to pursue its investment objective, including by borrowing funds from banks or other financial institutions, investing in derivative instruments with leverage embedded in them, and/or issuing debt securities. The Fund may borrow money or issue debt securities in an amount up to 331∕3% of its Managed Assets (50% of its net assets). “Managed Assets” means the total assets of the Fund (including any assets attributable to money borrowed for investment purposes) minus the sum of the Fund’s accrued liabilities (other than money borrowed for investment purposes). The Fund intends to use leverage opportunistically and may choose to increase or decrease its leverage, or use different types or combinations of leveraging instruments, at any time based on the Fund’s assessment of market conditions and the investment environment. The Fund may also use leverage to fund distributions and its quarterly repurchase offers.

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The use of leverage can create risks. Changes in the value of the Fund’s portfolio, including securities bought with the proceeds of leverage, will be borne entirely by the Shareholders. If there is a net decrease or increase in the value of the Fund’s investment portfolio, leverage will decrease or increase, as the case may be, the NAV per Share to a greater extent than if the Fund did not utilize leverage. A reduction in the Fund’s NAV may cause a reduction in the market price of the Shares. During periods in which the Fund is using leverage, the fees paid to FS Credit Income Advisor will be higher than if the Fund did not use leverage, because the fees paid will be calculated on the basis of the Fund’s gross assets, which includes the proceeds from leverage. The Fund’s leverage strategy may not be successful.

Certain types of leverage by the Fund may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements. The Fund may be subject to certain restrictions on investments imposed by one or more lenders or by guidelines of one or more rating agencies, which may issue ratings for any short-term debt securities issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. FS Credit Income Advisor does not believe that these covenants or guidelines will impede it from managing the Fund’s portfolio in accordance with its investment objective and policies if the Fund were to use leverage.

Under the 1940 Act, the Fund is not permitted to issue senior securities if, immediately after the issuance of such senior securities, the Fund would have an asset coverage ratio (as defined in the 1940 Act) of less than 300% with respect to senior securities representing indebtedness (i.e., for every dollar of indebtedness outstanding, the Fund is required to have at least three dollars of assets). The 1940 Act also provides that the Fund may not declare distributions, or purchase its stock (including through share repurchases), if immediately after doing so it will have an asset coverage ratio of less than 300%. Under the 1940 Act, certain short-term borrowings (such as for cash management purposes) are not subject to these limitations if (i) repaid within 60 days, (ii) not extended or renewed and (iii) not in excess of 5% of the total assets of the Fund.

The Fund may enter into derivatives or other transactions that may provide leverage. Under the previous regulatory framework, certain such transactions were not subject to the above noted limitations under the 1940 Act to the extent the Fund earmarked or segregated liquid assets (or entered into offsetting positions) to cover its obligations under those transactions and instruments in accordance with applicable SEC regulations and interpretations. On October 28, 2020, the SEC adopted Rule 18f-4 under the 1940 Act relating to a registered investment company’s use of derivatives and related instruments. Rule 18f-4 prescribes specific value-at-risk leverage limits for certain derivatives users and requires certain derivatives users to adopt and implement a derivatives risk management program (including the appointment of a derivatives risk manager and the implementation of certain testing requirements), and prescribes reporting requirements in respect of derivatives. Subject to certain conditions, if a fund qualifies as a “limited derivatives user,” as defined in Rule 18f-4, it is not subject to the full requirements of Rule 18f-4. In connection with the adoption of Rule 18f-4, the SEC rescinded certain of its prior guidance regarding asset segregation and coverage requirements in respect of derivatives transactions and related instruments. With respect to reverse repurchase agreements or other similar financing transactions in particular, Rule 18f-4 permits a fund to enter into such transactions if the fund either (i) complies with the asset coverage requirements of Section 18 of the 1940 Act, and combines the aggregate amount of indebtedness associated with all similar financing with the aggregate amount of any other senior securities representing indebtedness when calculating the relevant asset coverage ratio, or (ii) treats all similar financing transactions as derivatives transactions for all purposes under Rule 18f-4. The Fund has adopted procedures for investing in derivatives and other transactions in compliance with Rule 18f-4. Rule 18f-4 under the 1940 Act may require the Fund to observe more stringent asset coverage and related requirements than were previously imposed by the 1940 Act, which could adversely affect the value or performance of the Fund. Limits or restrictions applicable to the counterparties or issuers, as applicable, with which the Fund may engage in derivative transactions could also limit or prevent the Fund from using certain instruments. See “Types of Investments and Related Risks - Restrictions on the Use of Derivative and Other Transactions” below for additional information.

On October 25, 2017, and effective November 1, 2017, the Fund entered into a facility arrangement (the “BNP Facility”) with BNP Paribas Prime Brokerage International, Ltd. (together with its affiliates “BNP Paribas”). The BNP Facility provides for borrowings in U.S. dollars and certain agreed upon foreign currencies. The Fund may borrow on an uncommitted basis, at the discretion of BNP Paribas, to the extent the pledged collateral provides sufficient coverage for such borrowings. The Fund may also borrow on a committed basis up to an aggregate principal amount equal to the average outstanding balance over the past ten business days. Under the BNP Facility, the Fund has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other requirements customary for facilities of this type. The BNP Facility agreements contain events of default and termination events customary for similar financing transactions.

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In addition, in the future, a credit facility may be replaced or refinanced by one or more credit facilities having substantially different terms, by the issuance of debt securities or by the use of other forms of leverage. See “Types of Investments and Related Risks - Risks Relating to Investment Strategies and Fund Investments - Leverage Risk” for additional information on the BNP Facility and its effect on the Fund’s leverage.

As noted above, the Fund may also use derivative strategies that have economic leverage embedded in them. The Fund may also borrow money as a temporary measure for extraordinary or emergency purposes, including the payment of dividends and the settlement of securities transactions which otherwise might require untimely dispositions of Fund securities.

See “Types of Investments and Related Risks - Risks Relating to Investment Strategies and Fund Investments - Leverage Risk” for an illustration of the effect of leverage on returns from an investment in the Shares. For risks associated with the Fund’s leverage strategies and the transactions associated therewith, see “Types of Investments and Related Risks.”

Temporary Investments

For defensive purposes, during periods in which FS Credit Income Advisor determines that economic, market or political conditions are unfavorable to investors and a defensive strategy would benefit the Fund, the Fund may temporarily deviate from its investment strategies and objective. During such periods, the Fund may invest all or a portion of its Managed Assets in U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the Treasury or by U.S. government agencies or instrumentalities; non-U.S. government securities which have received the highest investment grade credit rating, certificates of deposit issued against funds deposited in a bank or a savings and loan association; commercial paper; bankers’ acceptances; bank time deposits; shares of money market funds; credit-linked notes or repurchase agreements with respect to any of the foregoing. In addition, the Fund may also make these types of investments to comply with regulatory or contractual requirements, including with respect to leverage restrictions, or to keep cash fully invested pending the investment of assets. It is impossible to predict when, or for how long, the Fund will use these strategies. There can be no assurance that such strategies will be successful. The Fund is not required to adopt defensive positions or hedge its investments and may choose not to do so even in periods of extreme market volatility and economic uncertainty.

Portfolio Turnover

The Fund is anticipated to be actively managed, and its portfolio turnover rate may exceed 100% in any fiscal year. However, the Fund cannot accurately predict its annual portfolio turnover rate, which may vary from year-to-year, as well as within a year. The Fund’s portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the particular fiscal year by the monthly average of the value of the portfolio securities owned by the Fund during the particular fiscal year. The Fund does not believe transaction costs will be an impediment to the strategy’s ability to achieve risk-adjusted returns. However, portfolio turnover may have certain adverse tax consequences for Shareholders.

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TYPES OF INVESTMENTS AND RELATED RISKS

Investing in the Fund involves risks, including the risk that an investor may receive little or no return on his, her or its investment or that an investor may lose part or all of such investment. Therefore, investors should consider carefully the following principal risks before investing in the Fund. The risks described below are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund and the Shares. Prospective investors should read this entire prospectus and consult with their own advisers before deciding whether to invest in the Fund. In addition, as the investment program of the Fund changes or develops over time, an investment in the Fund may be subject to risks not described in this prospectus. During the pendency of this Offering, the Fund will update this prospectus to account for any material changes in the risks involved with an investment in the Fund.

Risks Relating to Investment Strategies and Fund Investments

Investment and Market Risk. An investment in the Shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Shares represents an indirect investment in the portfolio of senior loans, corporate bonds and other securities and loans owned by the Fund, and the value of these securities and loans may fluctuate, sometimes rapidly and unpredictably. The value of investments held by the Fund may increase or decrease in response to economic, political, financial, public health crisis (such as epidemics or pandemics) or other disruptive events (whether real, expected or perceived) in the U.S. and global markets. For instance, during periods of global economic downturn, the secondary markets for senior loans and investments with similar economic characteristics (such as second lien loans and unsecured loans) and corporate bonds can experience sudden and sharp price swings, which can be exacerbated by large or sustained sales by major investors in these markets, a high-profile default by a major borrower, movements in indices tied to these markets or related securities or investments, or a change in the market’s perception of senior loans and investments with similar economic characteristics (such as second lien loans and unsecured loans) and corporate bonds. At any point in time, an investment in the Shares may be worth less than the original amount invested, even after taking into account distributions paid by the Fund, if any, and the ability of Shareholders to reinvest dividends. The Fund anticipates using leverage, which will magnify the Fund’s risks and, in turn, the risks to the Shareholders. Use of leverage is subject to the risks described below under “- Leverage Risk.”

Focused Investment Risk. To the extent that the Fund focuses its investments in a particular industry, the NAV of the common shares will be more susceptible to events or factors affecting companies in that industry. These may include, but are not limited to, governmental regulation, inflation, changes in interest rates, cost increases in raw materials, fuel and other operating expenses, technological innovations that may render existing products and equipment obsolete, competition from new entrants, high research and development costs, increased costs associated with compliance with environmental or other regulation and other economic, market, political or other developments specific to that industry. Also, the Fund may invest a substantial portion of its assets in companies in related sectors that may share common characteristics, are often subject to similar business risks and regulatory burdens and whose securities may react similarly to the types of events and factors described above, which will subject the Fund to greater risk. The Fund also will be subject to focused investment risk to the extent that it invests a substantial portion of its assets in a particular country or geographic region.

Senior Loans Risk. The senior loans in which the Fund will invest will primarily be rated below investment grade, but may also be unrated and of comparable credit quality. As a result, although senior loans are senior and typically secured in a first or second lien position in contrast to other below investment grade fixed income instruments, which are often subordinated or unsecured, the risks associated with such senior loans are generally similar to the risks of other below investment grade fixed income instruments. See “Below Investment Grade Rating Risk.” Investments in below investment grade senior loans are considered speculative because of the credit risk of the borrowers. Such borrowers are more likely than investment grade borrowers to default on their payments of interest and principal owed to the Fund, and such defaults could reduce the NAV of the Shares and income distributions. An economic downturn would generally lead to a higher non-payment rate, and a senior loan may lose significant market value before a default occurs. Moreover, any specific collateral used to secure a senior loan may decline in value or become illiquid, which would adversely affect the senior loan’s value. Senior loans are subject to a number of risks described elsewhere in this prospectus, including non-payment of principal, liquidity risk and the risk of investing in below investment grade fixed-income instruments.

Senior loans are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Shares. There can be no assurance that the liquidation of any collateral securing a senior loan would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments, whether when due or upon acceleration, or that the collateral could be liquidated, readily or otherwise. In the event of bankruptcy or insolvency of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral, if any, securing a senior loan. The collateral securing a senior loan, if any, may lose all or substantially all of its value in the event of the bankruptcy or insolvency of a borrower. Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate such senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to the holders of senior loans including, in certain circumstances, invalidating such senior loans or causing interest previously paid to be refunded to the borrower. Additionally, a senior loan may be “primed” in bankruptcy, which reduces the ability of the holders of the senior loan to recover on the collateral. Priming takes place when a debtor in bankruptcy is allowed to incur additional indebtedness by the bankruptcy court and such indebtedness has a senior or pari passu lien with the debtor’s existing secured indebtedness, such as existing senior loans or secured corporate bonds.

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There may be less readily available information about most senior loans and the borrowers thereunder than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act or registered under the Exchange Act, and borrowers subject to the periodic reporting requirements of Section 13 of the Exchange Act. Senior loans may be issued by companies that are not subject to SEC reporting requirements and these companies, therefore, do not file reports with the SEC that must comply with SEC form requirements and in addition are subject to a less stringent liability disclosure regime than companies subject to SEC reporting requirements. As a result, FS Credit Income Advisor will rely primarily on its own evaluation of a borrower’s credit quality rather than on any available independent sources.

The secondary trading market for senior loans may be less liquid than the secondary trading market for registered investment grade debt securities. No active trading market may exist for certain senior loans, which may make it difficult to value them. Illiquidity and adverse market conditions may mean that the Fund may not be able to sell senior loans quickly or at a fair price. To the extent that a secondary market does exist for certain senior loans, the market for them may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. In addition, investments in bank loans may not be securities and may not have the protections of the federal securities laws. In such circumstances, fewer legal protections may be available with respect to the Fund’s investment in senior loans. In particular, if a senior loan is not considered a security under the federal securities laws, certain legal protections normally available to securities investors under the federal securities laws, such as those against fraud and misrepresentation, may not be available.

Senior loans and other variable rate debt instruments are subject to the risk of payment defaults of scheduled interest or principal. Such payment defaults would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Shares. Similarly, a sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and in the NAV of Shares. Other factors (including, but not limited to, rating downgrades, credit deterioration, a large downward movement in stock prices, a disparity in supply and demand of certain securities or market conditions that reduce liquidity) can reduce the value of senior loans and other debt obligations, impairing the NAV of the Shares.

Senior loans are subject to legislative risk. If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of senior loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulations require financial institutions to increase their capital requirements, this may cause financial institutions to dispose of senior loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of FS Credit Income Advisor, do not represent fair value. If the Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price the Fund could receive for the senior loan may be adversely affected.

The Fund expects to acquire senior loans primarily through assignments and, to a lesser extent, through participations. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. In general, a participation is a contractual relationship only with the institution participating out the interest, not with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, (i) the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation and (ii) both the borrower and the institution selling the participation will be considered issuers for purposes of the Fund’s investment restriction concerning industry concentration. See “Investment Restrictions.” Further, in purchasing participations in lending syndicates, the Fund may be more limited than it otherwise would be in its ability to conduct due diligence on the borrower. In addition, as a holder of the participations, the Fund may not have voting rights or inspection rights that the Fund would otherwise have if it were investing directly in the senior loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the borrower or the senior loan.

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Subordinated Loans Risk. Subordinated loans generally are subject to similar risks as those associated with investments in senior loans, except that such loans are subordinated in payment and/or lower in lien priority to first lien holders. In the event of default on a subordinated loan, the first priority lien holder has first claim to the underlying collateral of the loan to the extent such claim is secured. Additionally, an oversecured creditor may be entitled to additional interest and other charges in bankruptcy increasing the amount of their allowed claim. Subordinated loans are subject to the additional risk that the cash flow of the borrower and property securing the loan or debt, if any, may be insufficient to meet scheduled payments after giving effect to the senior obligations of the borrower. This risk is generally higher for subordinated unsecured loans or debt, which are not backed by a security interest in any specific collateral. Subordinated loans generally have greater price volatility than senior loans and may be less liquid.

Unfunded Loan Commitments Risk. Unfunded loan commitments generally involve risks that are additional to and different from those relating to bonds and other types of debt securities. Unfunded loan commitments are contractual obligations pursuant to which the Fund agrees in writing to make one or more loans up to a specified amount at one or more future dates. The underlying loan documentation sets out the terms and conditions of the lender’s obligation to make the loans as well as the economic terms of such loans. The portion of the amount committed by a lender that the borrower has not drawn down is referred to as “unfunded.” Loan commitments may be traded in the secondary market through dealer desks at large commercial and investment banks although these markets are generally not considered liquid. They also are difficult to value. Typically, the Fund receives a commitment fee for amounts that remain unfunded under its commitment.

In addition, unfunded loan commitments expose lenders to credit risk. A lender typically is obligated to advance the unfunded amount of a loan commitment at the borrower’s request, subject to satisfaction of certain contractual conditions, such as the absence of a material adverse change. Borrowers with deteriorating creditworthiness may continue to satisfy their contractual conditions and therefore be eligible to borrow at times when the lender might prefer not to lend. In addition, a lender may have assumptions as to when a borrower may draw on an unfunded loan commitment when the lender enters into the commitment. If the borrower does not draw as expected, the commitment may not prove as attractive an investment as originally anticipated.

Corporate Bond Risk. The market value of a corporate bond generally may be expected to rise and fall inversely with interest rates. The market value of intermediate- and longer-term corporate bonds is generally more sensitive to changes in interest rates than is the market value of shorter-term corporate bonds. The market value of a corporate bond also may be affected by factors directly related to the borrower, such as investors’ perceptions of the creditworthiness of the borrower, the borrower’s financial performance, perceptions of the borrower in the market place, performance of management of the borrower, the borrower’s capital structure and use of financial leverage and demand for the borrower’s goods and services. Certain risks associated with investments in corporate bonds are described elsewhere in this prospectus in further detail, including under “- Credit Risk,” “- Prepayment and Maturity Extension Risk” and “- Inflation/Deflation Risk.” There is a risk that the borrowers of corporate bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund expects to invest in corporate bonds that are high-yield issues rated below investment grade. High-yield corporate bonds are often high risk and have speculative characteristics. High-yield corporate bonds may be particularly susceptible to adverse borrower-specific developments. High-yield corporate bonds are subject to the risks described under “- Below Investment Grade Rating Risk.”

Mezzanine Investments Risk. The Fund may invest in mezzanine debt instruments, which are expected to be unsecured and made in companies with capital structures having significant indebtedness ranking ahead of the investments, all or a significant portion of which may be secured.

While the investments may benefit from the same or similar financial and other covenants as those applicable to the indebtedness ranking ahead of the investments and may benefit from cross-default provisions and security over the company’s assets, some or all of such terms may not be part of particular investments and the mezzanine debt will be subordinated in recovery to senior classes of debt in the event of a default. Mezzanine investments generally are subject to various risks, including, without limitation: (i) a subsequent characterization of an investment as a “fraudulent conveyance;” (ii) the recovery as a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing; (iii) equitable subordination claims by other creditors; (iv) so-called “lender liability” claims by the issuer of the obligations; and (v) environmental liabilities that may arise with respect to any collateral securing the obligations.

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CLO Securities Risk. The Fund may invest in CLO securities issued by CLOs that principally invest in senior loans (typically, 80% or more of their assets), diversified by industry and borrower. It is also possible that the underlying obligations of CLOs in which the Fund invests will include (i) subordinated loans; (ii) debt tranches of other CLOs; and (iii) equity securities incidental to investments in senior loans. Holders of such securities are subject to a number of risks, including the credit, liquidity, counterparty and other risks detailed below under “- Structured Products Risk,” and other market and asset specific risks.

CLO securities are typically privately offered and sold and may be thinly traded or have a limited trading market. As a result, investments in CLO securities may be characterized by the Fund as illiquid investments. In addition to the general risks associated with debt securities discussed above, CLOs carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; and (iii) the possibility that the investments in CLOs are subordinate to other classes or tranches of the CLOs.

CLOs issue securities in tranches with different payment characteristics and different credit ratings. The rated tranches of CLO securities are generally assigned credit ratings by one or more nationally recognized statistical rating organizations. The subordinated (or residual) tranches do not receive ratings. Below investment grade tranches of CLO securities typically experience a lower recovery, greater risk of loss or deferral or non-payment of interest than more senior tranches of the CLO.

The riskiest portion of the capital structure of a CLO is the subordinated (or residual) tranche, which bears the bulk of defaults from the loans in the CLO and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CLO typically has higher ratings and lower yields than the underlying securities, and can be rated investment grade. Despite the protection from the subordinated tranche, CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CLO securities as a class. The risks of an investment in a CLO depend largely on the collateral and the tranche of the CLO in which the Fund invests.

The Fund may invest in any portion of the capital structure of CLOs (including the subordinated or residual tranche). As a result, the CLOs in which the Fund invests may have issued and sold debt tranches that will rank senior to the tranches in which the Fund invests. By their terms, such more senior tranches may entitle the holders to receive payment of interest or principal on or before the dates on which the Fund is entitled to receive payments with respect to the tranches in which the Fund invests. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a CLO, holders of more senior tranches would typically be entitled to receive payment in full before the Fund receives any distribution. After repaying such senior creditors, such CLO may not have any remaining assets to use for repaying its obligation to the Fund. In the case of tranches ranking equally with the tranches in which the Fund invests, the Fund would have to share on an equal basis any distributions with other creditors holding such securities in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant CLO. Therefore, the Fund may not receive back the full amount of its investment in a CLO.

The transaction documents relating to the issuance of CLO securities may impose eligibility criteria on the assets of the CLO, restrict the ability of the CLO’s investment manager to trade investments and impose certain portfolio-wide asset quality requirements. These criteria, restrictions and requirements may limit the ability of the CLO’s investment manager to maximize returns on the CLO securities. In addition, other parties involved in CLOs, such as third-party credit enhancers and investors in the rated tranches, may impose requirements that have an adverse effect on the returns of the various tranches of CLO securities. Furthermore, CLO securities’ issuance transaction documents generally contain provisions that, in the event that certain tests are not met (generally interest coverage and over-collateralization tests at varying levels in the capital structure), proceeds that would otherwise be distributed to holders of a junior tranche must be diverted to pay down the senior tranches until such tests are satisfied. Failure (or increased likelihood of failure) of a CLO to make timely payments on a particular tranche will have an adverse effect on the liquidity and market value of such tranche.

Payments to holders of CLO securities may be subject to deferral. If cash flows generated by the underlying assets are insufficient to make all current and, if applicable, deferred payments on CLO securities, no other assets will be available for payment of the deficiency and, following realization of the underlying assets, the obligations of the borrower of the related CLO securities to pay such deficiency will be extinguished.

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The market value of CLO securities may be affected by, among other things, changes in the market value of the underlying assets held by the CLO, changes in the distributions on the underlying assets, defaults and recoveries on the underlying assets, capital gains and losses on the underlying assets, prepayments on underlying assets and the availability, prices and interest rate of underlying assets. Furthermore, the leveraged nature of each subordinated class may magnify the adverse impact on such class of changes in the value of the assets, changes in the distributions on the assets, defaults and recoveries on the assets, capital gains and losses on the assets, prepayment on assets and availability, price and interest rates of assets. Finally, CLO securities are limited recourse and may not be paid in full and may be subject to up to 100% loss.

Asset-Backed Securities Risk. Asset-backed securities often involve risks that are different from or more acute than risks associated with other types of debt instruments. For instance, asset-backed securities may be particularly sensitive to changes in prevailing interest rates. In addition, the underlying assets are subject to prepayments that shorten the securities’ weighted average maturity and may lower their return. Asset-backed securities are also subject to risks associated with their structure and the nature of the assets underlying the security and the servicing of those assets.

Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. The values of asset-backed securities may be substantially dependent on the servicing of the underlying asset pools, and are therefore subject to risks associated with the negligence by, or defalcation of, their servicers. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer credit laws with respect to the assets underlying these securities, which may give the debtor the right to avoid or reduce payment. In addition, due to their often complicated structures, various asset-backed securities may be difficult to value and may constitute illiquid investments. The liquidity of asset-backed securities (particularly below investment grade asset-backed securities) may change over time. During periods of deteriorating economic conditions, such as recessions, or periods of rising unemployment, delinquencies and losses generally increase, sometimes dramatically, with respect to securitizations involving loans, sales contracts, receivables and other obligations underlying asset-backed securities. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities.

Residential Mortgage-Backed Securities. The Fund’s portfolio may include residential mortgage-backed securities (“RMBS”). Holders of RMBS bear various risks, including credit, market, interest rate, structural and legal risks. RMBS represent interests in pools of residential mortgage loans secured by one to four family residential mortgage loans. Such loans may be prepaid at any time.

Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity, although such loans may be securitized by government agencies and the securities issued are guaranteed. The rate of defaults and losses on residential mortgage loans will be affected by a number of factors, including general economic conditions and those in the geographic area where the mortgaged property is located, the terms of the mortgage loan, the borrower’s “equity” in the mortgaged property and the financial circumstances of the borrower. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process, and may involve significant expenses. Furthermore, the market for defaulted residential mortgage loans or foreclosed properties may be very limited.

Further, each underlying residential mortgage loan in an issue of RMBS may have a balloon payment due on its maturity date. Balloon residential mortgage loans involve a greater risk to a lender than self-amortizing loans, because the ability of a borrower to pay such amount will normally depend on its ability to obtain refinancing of the related mortgage loan or sell the related mortgaged property at a price sufficient to permit the borrower to make the balloon payment, which will depend on a number of factors prevailing at the time such refinancing or sale is required, including, without limitation, the strength of the residential real estate markets, tax laws, the financial situation and operating history of the underlying property, interest rates, conditions in credit markets and general economic conditions. If the borrower is unable to make such balloon payment, the related issue of RMBS may experience losses.

Certain mortgage loans may be of sub-prime credit quality. Originators of loans make sub-prime mortgage loans to borrowers that typically have limited access to traditional mortgage financing for a variety of reasons, including impaired or limited past credit history, lower credit scores, high loan-to-value ratios or high debt-to-income ratios. As a result of these factors, delinquencies and liquidation proceedings are more likely with sub-prime mortgage loans than with mortgage loans that satisfy customary credit standards. Another factor that may result in higher delinquency rates is the increase in monthly payments on adjustable rate mortgage loans.

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The economic recession that commenced in the United States in 2008 introduced a period of heightened levels of default on receivables and loans underlying residential mortgage-backed securities than were historically experienced. Any future economic downturn could increase the risk that such assets underlying residential mortgage-backed securities purchased by the Fund will also suffer greater levels of default than were historically experienced. Borrowers with adjustable rate mortgage loans are more sensitive to changes in interest rates, which affect their monthly mortgage payments, and may be unable to secure replacement mortgages at comparably low interest rates. Also, a number of residential mortgage loan originators have experienced serious financial difficulties or bankruptcy. Owing largely to the foregoing, reduced investor demand for mortgage loans and mortgage-related securities and increased investor yield requirements have caused limited liquidity in the secondary market for certain mortgage-related securities, which can adversely affect the market value of mortgage-related securities. It is possible that such limited liquidity in such secondary markets could continue or worsen.

Below Investment Grade Rating Risk. The Fund may invest unlimited amounts in debt instruments that are rated below investment grade, which are often referred to as “high-yield” securities or “junk bonds.” Below investment grade senior loans, high-yield securities and other similar instruments are rated “Ba1” or lower by Moody’s, “BB+” or lower by S&P or “BB+” or lower by Fitch or, if unrated, are judged by FS Credit Income Advisor to be of comparable credit quality. While generally providing greater income and opportunity for gain, below investment grade debt instruments may be subject to greater risks than securities or instruments that have higher credit ratings, including a higher risk of default. The credit rating of a corporate bond and senior loan that is rated below investment grade does not necessarily address its market value risk, and ratings may from time to time change, positively or negatively, to reflect developments regarding the borrower’s financial condition. Below investment grade corporate bonds and senior loans and similar instruments often are considered to be speculative with respect to the capacity of the borrower to timely repay principal and pay interest or dividends in accordance with the terms of the obligation and may have more credit risk than higher rated securities. Lower grade securities and similar debt instruments may be particularly susceptible to economic downturns. It is likely that a prolonged or deepening economic recession could adversely affect the ability of some borrowers issuing such corporate bonds, senior loans and similar debt instruments to repay principal and pay interest on the instrument, increase the incidence of default and severely disrupt the market value of the securities and similar debt instruments.

The secondary market for below investment grade corporate bonds and senior loans and similar instruments may be less liquid than that for higher rated instruments. Because unrated securities may not have an active trading market or may be difficult to value, the Fund might have difficulty selling them promptly at an acceptable price. To the extent that the Fund invests in unrated securities, the Fund’s ability to achieve its investment objectives will be more dependent on FS Credit Income Advisor’s credit analysis than would be the case when the Fund invests in rated securities.

Under normal market conditions, the Fund may invest in debt instruments, including securities of stressed issuers, rated in the lower rating categories (“Caa1” or lower by Moody’s, “CCC+” or lower by S&P or “CCC+” or lower by Fitch) or unrated and of comparable quality. For these securities, the risks associated with below investment grade instruments are more pronounced. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to an investment, the Fund may lose its entire investment or may be required to accept cash or securities with a value substantially less than its original investment. See “Special Situations and Stressed Investments Risk.”

Special Situations and Stressed Investments Risk. The Fund may invest in special situation investments. Although such investments may result in significant returns for the Fund, they are speculative and involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful investment in distressed assets is unusually high. Therefore, the Fund will be particularly dependent on the analytical abilities of FS Credit Income Advisor. In any reorganization or liquidation proceeding relating to a company in which the Fund invests, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund’s original investment and/or may be required to accept payment over an extended period of time. Among the risks inherent in investments in a troubled company is that it may be difficult to obtain accurate information as to the financial condition of such company. Troubled company investments and other distressed asset-based investments require active monitoring.

The Fund may make such investments when FS Credit Income Advisor believes it is reasonably likely that the stressed issuer will make an exchange offer or will be the subject of a plan of reorganization pursuant to which the Fund will receive new securities in return for a special situation investment. There can be no assurance, however, that such an exchange offer will be made or that such a plan of reorganization will be adopted. In addition, a significant period of time may pass between the time at which the Fund makes its investment in the special situation investment and the time that any such exchange offer or plan of reorganization is completed, if at all. During this period, it is unlikely that the Fund would receive any interest payments on the special situation investment, the Fund would be subject to significant uncertainty whether the exchange offer or plan of reorganization will be completed and the Fund may be required to bear certain extraordinary expenses to protect and recover its investment. Therefore, to the extent the Fund seeks capital appreciation through investment in special situation investments, the Fund’s ability to achieve current income for its Shareholders may be diminished. The Fund also will be subject to significant uncertainty as to when, in what manner and for what value the obligations evidenced by special situation investments will eventually be satisfied (e.g., through a liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the special situation investments or a payment of some amount in satisfaction of the obligation). Even if an exchange offer is made or plan of reorganization is adopted with respect to special situation investments held by the Fund, there can be no assurance that the securities or other assets received by the Fund in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made or even no value. Moreover, any securities received by the Fund upon completion of an exchange offer or plan of reorganization may be restricted as to resale. Similarly, if the Fund participates in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of special situation investments, the Fund may be restricted from disposing of such securities. To the extent that the Fund becomes involved in such proceedings, the Fund may have a more active participation in the affairs of the issuer than that assumed generally by an investor.

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Credit Risk. Credit risk is the risk that one or more loans or debt securities in the Fund’s portfolio will decline in price or fail to pay interest or principal when due because one or more borrowers experiences an actual or perceived decline in its condition, financial or otherwise, or in its prospects. In addition, the Fund may incur expenses in an effort to protect the Fund’s interests or enforce its rights against an issuer, guarantor or counterparty or may be hindered or delayed in exercising these rights. While a senior position in the capital structure of a borrower may provide some protection with respect to the Fund’s investments in senior loans, losses may still occur because the market value of the senior loans is affected by the creditworthiness of the borrowers and by general economic and industry-specific conditions. To the extent the Fund invests in below investment grade securities or loans, it will be exposed to a greater amount of credit risk than a fund that invests in investment grade securities or loans. Typically, the prices of lower grade securities or loans are more sensitive to negative developments, such as a decline in the borrower’s revenues or a general economic downturn, than are the prices of higher grade securities or loans.

Some senior loans are not readily marketable and may be subject to restrictions on resale. Senior loans generally are not listed on any national securities exchange and no active trading market may exist for the senior loans in which the Fund may invest. When a secondary market exists, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. In addition, investments in bank loans may not be securities and may not have the protections of the federal securities laws. The Fund has no limitation on the amount of its assets that may be invested in securities that are not readily marketable or are subject to restrictions on resale. Further, the lack of an established secondary market for illiquid investments may make it more difficult to value such securities, which may negatively affect the price the Fund would receive upon disposition of such securities. FS Credit Income Advisor’s judgment may play a greater role in the valuation process. See “Valuation Risk.”

Reinvestment Risk. The Fund may reinvest the cash flows received from a security. There is a risk that the interest rate at which interim cash flows can be reinvested will fall. Reinvestment risk is greater for longer holding periods and for securities with large, early cash flows such as high-coupon bonds. Reinvestment risk also applies generally to the reinvestment of the proceeds the Fund receives upon the maturity or sale of an investment in a portfolio company.

Inflation/Deflation Risk. Inflation risk is the risk that the value of certain assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of investments and distributions can decline. In addition, during any periods of rising inflation, the dividend rates or borrowing costs associated with the Fund’s use of leverage would likely increase, which would tend to further reduce returns to the Shareholders.

Deflation risk is the risk that prices throughout the economy decline over time - the opposite of inflation. Deflation may have an adverse effect on the creditworthiness of borrowers and may make borrower defaults more likely, which may result in a decline in the value of the Fund’s portfolio.

Structured Products Risk.

General. The Fund may invest in structured products, including, without limitation, CLO securities and structured notes. Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The risks associated with investments in CLO securities are described above under “- CLO Securities Risk.”

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The Fund may have the right to receive payments only from the structured product and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally.

Investments in structured products involve risks, including credit risk and market risk. Certain structured products may be thinly traded or have a limited trading market. Where the Fund’s investments in structured products are based upon the movement of one or more factors, including currency exchange rates, interest rates, reference bonds (or loans) and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of any factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on a structured product to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity of the structured product. Structured products may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the product.

The Fund may invest in structured products collateralized by below investment grade or distressed loans or securities. Investments in such structured products are subject to the risks associated with below investment grade securities, described above under “Below Investment Grade Rating Risk.” Such securities are characterized by high risk. It is likely that an economic recession could severely disrupt the market for such securities and may have an adverse impact on the value of such securities.

Structured Notes Risk. Investments in structured notes involve risks, including credit risk and market risk. Where the Fund’s investments in structured notes are based upon the movement of one or more factors, including currency exchange rates, interest rates, referenced bonds and stock indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured note to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity. Structured notes may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the note.

Derivatives Risks.

General Risks Associated with Derivatives. The Fund may use derivative instruments including, in particular, swaps (including, total return swaps), synthetic CLOs, reverse repurchase agreements and other similar transactions, in seeking to achieve its investment objective or for other reasons, such as cash management, financing activities or to hedge its positions. Accordingly, these derivatives may be used in limited instances as a form of leverage or to seek to enhance returns, including speculation on changes in credit spreads, interest rates or other characteristics of the market, individual securities or groups of securities. If the Fund invests in a derivative for speculative purposes, the Fund will be fully exposed to the risks of loss of that derivative, which may sometimes be greater than the derivative’s cost. The use of derivatives may involve substantial leverage. The use of derivatives is also subject to operational and legal risks. Operational risks generally refer to risks related to potential operational issues, including documentation issues, settlement issues, system failures, inadequate controls, and human error. Legal risks generally refer to risks of loss resulting from insufficient documentation, insufficient capacity or authority of a counterparty, or legality or enforceability of a contract.

In accordance with Rule 18f-4, the Fund adopted and implemented a comprehensive written derivatives risk management program and is subject to an outer limit on Fund leverage risk calculated based on value-at-risk. This outer limit is based on a relative value-at-risk test that will compare the Fund’s value-at-risk to the value-at-risk of a designated reference portfolio. The derivatives risk management program is administered by a “derivatives risk manager,” who has been appointed by the Fund’s Board, including a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act), and periodically reviews the derivatives risk management program and reports to the Board on a quarterly basis.

The use of derivatives may subject the Fund to various risks, including, but not limited to, the following:

●	Counterparty Risk. The risk that the counterparty in a derivative transaction will be unable or unwilling to honor its financial obligation to the Fund, or the risk that the reference entity in a credit default swap or similar derivatives will not be able to honor its financial obligations. Certain participants in the derivatives market, including larger financial institutions, have experienced significant financial hardship and deteriorating credit conditions. If the Fund’s counterparty to a derivative transaction experiences a loss of capital, or is perceived to lack adequate capital or access to capital, it may experience margin calls or other regulatory requirements to increase equity. Under such circumstances, the risk that a counterparty will be unable to honor its obligations may increase substantially. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract, the Fund may experience significant delays in obtaining any recovery under the derivative contract in bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. While the Fund may seek to manage its counterparty risk by transacting with a number of counterparties, concerns about the solvency of, or a default by, one large market participant could lead to significant impairment of liquidity and other adverse consequences for other counterparties.

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●	Currency Risk. The risk that changes in the exchange rate between two currencies will adversely affect the value (in U.S. dollar terms) of an investment.

●	Leverage Risk. The risk associated with certain types of derivative strategies that relatively small market movements may result in large changes in the value of an investment. Certain investments or trading strategies that involve leverage can result in losses that greatly exceed the amount originally invested.

●	Liquidity Risk. The risk that certain instruments may be difficult or impossible to sell at the time that the seller would like or at the price that the seller believes the security is currently worth. This risk is heightened to the extent the Fund engages in over-the-counter (“OTC”) derivative transactions. The illiquidity of OTC derivative transactions may be due to various factors, including congestion, disorderly markets, limitations on deliverable supplies, the participation of speculators, government regulation and intervention, and technical and operational or system failures. Such illiquidity may also make it more difficult for the Fund to ascertain the market value of derivatives.

●	Correlation Risk. The risk that changes in the value of a derivative will not match the changes in the value of the portfolio holdings that are being hedged or of the particular market, security or loan to which the Fund seeks exposure.

●	Index Risk. If the derivative is linked to the performance of an index, it will be subject to the risks associated with changes in that index. If the index changes, the Fund could receive lower interest payments or experience a reduction in the value of the derivative to below what the Fund paid. Certain indexed securities, including inverse securities (which move in an opposite direction to the index), may create leverage, to the extent that they increase or decrease in value at a rate that is a multiple of the changes in the applicable index.

●	Valuation Risk. Valuation for derivatives may not be readily available in the market. Valuation may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them.

●	Regulatory Risk. Various legislative and regulatory initiatives may impact the availability, liquidity and cost of derivatives, including potentially limiting or restricting the ability of the Fund to use certain derivatives or certain counterparties as a part of its investment strategy, increasing the costs of using these instruments or making these instruments less effective. See “Legislation and Regulation Risk” and “Restrictions on the Use of Derivative and Other Transactions” below for additional information.

Furthermore, the Fund’s ability to successfully use derivatives depends on FS Credit Income Advisor’s ability to predict pertinent securities prices, interest rates, currency exchange rates and other economic factors, which cannot be assured.

Swaps Risk. The Fund may also invest in credit default swaps, total return swaps and interest rate swaps, all of which are derivative instruments. In a total return swap, the Fund pays the counterparty a floating short-term interest rate and receives in exchange the total return of underlying reference assets. The Fund bears the risk of changes in value in the underlying reference assets. Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments.

In a credit default swap, the protection “buyer” may be obligated to pay the protection “seller” an upfront or a periodic stream of payments over the term of the contract, provided that no credit event on the reference obligation occurs. If a credit event occurs, the seller generally must pay the buyer the “par value” (full notional amount) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or if the swap is cash settled the seller may be required to deliver the related net cash amount (the difference between the market value of the reference obligation and its par value). The credit default swap agreement may have as reference obligations one or more securities that are not currently held by the Fund. The Fund may be either the buyer or seller in the transaction. If the Fund is a buyer and no credit event occurs, the Fund will generally receive no payments from its counterparty under the swap if the swap is held through its termination date. However, if a credit event occurs, the buyer generally may elect to receive the full notional amount of the swap in exchange for an equal face amount of deliverable obligations of the reference entity, the value of which may have significantly decreased. As a seller, the Fund generally receives an upfront payment or a fixed rate of income throughout the term of the swap, which typically is between six months and three years, provided that there is no credit event. If a credit event occurs, generally the seller must pay the buyer the full notional amount of the swap in exchange for an equal face amount of deliverable obligations of the reference entity, the value of which may have significantly decreased. As the seller, the Fund would effectively add leverage to its portfolio because, in addition to its Managed Assets, the Fund would be subject to investment exposure on the notional amount of the swap.

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Credit default swap agreements involve greater risks than if the Fund had taken a position in the reference obligation directly (either by purchasing or selling) since, in addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk and credit risks. A buyer generally will also lose its upfront payment or any periodic payments it makes to the seller counterparty and receive no payments from its counterparty should no credit event occur and the swap is held to its termination date. If a credit event were to occur, the value of any deliverable obligation received by the seller, coupled with the upfront or periodic payments previously received, may be less than the full notional amount it pays to the buyer, resulting in a loss of value to the seller. A seller of a credit default swap or similar instrument is exposed to many of the same risks of leverage since, if a credit event occurs, the seller generally will be required to pay the buyer the full notional amount of the contract net of any amounts owed by the buyer related to its delivery of deliverable obligations. The Fund’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owed to the Fund). If the Fund is a seller of protection in a credit default swap transaction, it will designate on its books and records in connection with such transaction liquid assets or cash with a value at least equal to the full notional amount of the contract. Such designation will ensure that the Fund has assets available to satisfy its obligations with respect to the transaction and will avoid any potential leveraging of the Fund’s portfolio. Such designation will not limit the Fund’s exposure to loss.

In addition, the credit derivatives market is subject to a changing regulatory environment. It is possible that regulatory or other developments in the credit derivatives market could adversely affect the Fund’s ability to successfully use credit derivatives.

The Fund would typically have to post collateral to cover its potential obligation under a swap. Swap transactions may be subject to market risk, liquidity risk, counterparty risk and risk of imperfect correlation between the value of such instruments and the underlying assets, and may involve commissions or other costs. When buying protection under a swap, the risk of loss with respect to the swap generally is limited to the net amount of payments that the Fund is contractually obligated to make. However, when selling protection under a swap, the risk of loss is often the notional value of the underlying asset, which can result in a loss substantially greater than the amount invested in the swap itself.

Swap agreements may be negotiated bilaterally and traded OTC between two parties or, in some instances, may be transacted through a futures commission merchant and cleared through a clearinghouse that serves as a central counterparty and may be exchange traded. Certain risks are reduced (but not eliminated) if the Fund invests in cleared or exchange-traded swaps. Certain standardized swaps, including certain credit default swaps, are subject to mandatory clearing, and more are expected to be in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared derivatives, but cleared contracts are not risk-free. However, clearing may subject the Fund to increased costs or margin requirements. There is no guarantee that a swap market will continue to provide liquidity. If FS Credit Income Advisor is incorrect in its forecasts of market values, interest rates or currency exchange rates, the investment performance of the Fund would be less favorable than it would have been if these investment techniques were not used.

The Fund, to the extent permitted under applicable law, may enter into “swaptions,” which are options on swap agreements on either an asset-based or liability-based basis. A swaption is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. The Fund may write (sell) and purchase put and call swaptions. Depending on the terms of the particular option agreement, the Fund generally will incur a greater degree of risk when it writes a swaption than it will incur when it purchases a swaption. When the Fund purchases a swaption, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. When the Fund writes a swaption, upon exercise of the option, the Fund will become obligated according to the terms of the underlying agreement and may incur a loss, which may be substantial.

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Among the income producing securities in which the Fund may invest are credit-linked securities, which are issued by a limited purpose trust or other vehicle that, in turn, invests in a derivative or basket of derivatives, such as credit default swaps, interest rate swaps and other securities, in order to provide exposure to certain fixed-income markets. For instance, the Fund may invest in credit-linked securities as a cash management tool in order to gain exposure to a certain market and/or to remain fully invested when more traditional income producing securities are not available.

Like an investment in a bond, investments in these credit-linked securities represent the right to receive periodic income payments (in the form of distributions) and payment of principal at the end of the term of the security. However, these payments are conditioned on the issuer’s receipt of payments from, and the issuer’s potential obligations to, the counterparties to the derivatives and other securities in which the issuer invests. For instance, the issuer may sell one or more credit default swaps, under which the issuer would receive a stream of payments over the term of the swap agreements provided that no event of default has occurred with respect to the referenced debt obligation upon which the swap is based. If a default occurs, the stream of payments may stop and the issuer would be obligated to pay the counterparty the par (or other agreed upon value) of the referenced debt obligation. This, in turn, would reduce the amount of income and principal that the Fund would receive. The Fund’s investments in these instruments are indirectly subject to the risks associated with derivatives, including, among others, credit risk and leverage risk. There may be no established trading market for these securities and they may constitute illiquid investments.

Under the Dodd-Frank Act, regulations are now in effect that require swap dealers to post and collect variation margin (comprised of specified liquid instruments and subject to a required haircut) in connection with trading of OTC swaps with a fund. Shares of investment companies (other than certain money market funds) may not be posted as collateral under these regulations. These instruments may be subject to additional regulation as qualified financial contracts (see “Qualified Financial Contracts” below for additional information).

Credit default and total return swap agreements may effectively add leverage to the Fund’s portfolio because, in addition to its Managed Assets, the Fund would be subject to investment exposure on the notional amount of the swap. Total return swap agreements are subject to the risk that a counterparty will default on its payment obligations to the Fund thereunder. The Fund is not required to enter into swap transactions for hedging purposes or to enhance income or gain and may choose not to do so. In addition, the swaps market is subject to a changing regulatory environment. It is possible that regulatory or other developments in the swaps market could adversely affect the Fund’s ability to successfully use swaps.

Please see “Restrictions on the Use of Derivative and Other Transactions” below for additional information.

Options and Futures Risk. The Fund may utilize options and futures contracts and so-called “synthetic” options or other derivatives written by broker-dealers or other permissible Financial Intermediaries. Options transactions may be effected on securities exchanges or in the OTC market. When options are purchased OTC, the Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Fund may have difficulty closing out its position. OTC options also may include options on baskets of specific securities.

The Fund may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes, or to seek to enhance income or gain, in pursuing its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A covered call option is a call option with respect to which the seller of the option owns the underlying security. The sale of a call option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security.

The Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. In such a case, the Fund will realize a profit or loss if the amount paid to purchase an option is less or more than the amount received from the sale of the option.

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Purchasing a futures contract creates an obligation to take delivery of the specific type of financial instrument at a specific future time at a specific price for contracts that require physical delivery, or net payment for cash-settled contracts. Engaging in transactions in futures contracts involves risk of loss to the Fund. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. All terms of futures contracts are set forth in the rules of the exchange on which the futures contracts are traded. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses. Successful use of futures also is subject to FS Credit Income Advisor’s ability to predict correctly the direction of movements in the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Please see “Restrictions on the Use of Derivative and Other Transactions” below for additional information.

Repurchase Agreements and Reverse Repurchase Agreements Risk. The Fund may invest in repurchase agreements. Repurchase agreements carry certain risks not associated with direct investments in securities, including a possible decline in the market value of the underlying obligations. If their value becomes less than the repurchase price, plus any agreed-upon additional amount, the counterparty must provide additional collateral so that at all times the collateral is at least equal to the repurchase price plus any agreed-upon additional amount. The difference between the total amount to be received upon repurchase of the obligations and the price that was paid by the Fund upon acquisition is accrued as interest and included in its net investment income.

Repurchase agreements involving obligations other than U.S. government securities (such as commercial paper and corporate bonds) may be subject to special risks and may not have the benefit of certain protections in the event of the counterparty’s insolvency. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses, including (i) possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; (ii) possible lack of access to income on the underlying security during this period; and (iii) expenses of enforcing its rights.

Reverse repurchase agreements involve the risk that the buyer of the securities sold by the Fund might be unable to deliver them when the Fund seeks to repurchase. In the event that the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, the buyer, trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision.

In accordance with Rule 18f-4 under the 1940 Act, when the Fund engages in reverse repurchase agreements and similar financing transactions, the Fund may either (i) maintain asset coverage of at least 300% with respect to such transactions and any other borrowings in the aggregate, or (ii) treat such transactions as “derivatives transactions” and comply with Rule 18f-4 with respect to such transactions. See “Restrictions on the Use of Derivative and Other Transactions” below for additional information.

Restrictions on the Use of Derivative and Other Transactions. On October 28, 2020, the SEC adopted Rule 18f-4 providing for the regulation of a registered investment company’s use of derivatives and certain related instruments. The rule permits the Fund to enter into certain derivatives and other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the 1940 Act. Section 18 of the 1940 Act, among other things, prohibits closed-end funds, including the Fund, from issuing or selling any “senior security” representing indebtedness, unless the fund maintains 300% “asset coverage,” or any senior security representing stock, unless the fund maintains 200% “asset coverage”. In connection with the adoption of Rule 18f-4, the SEC also eliminated the asset segregation framework arising from prior SEC guidance for covering derivatives and certain financial instruments.

The compliance date for Rule 18f-4 was August 19, 2022. In accordance with the rule, the Fund adopted and implemented a comprehensive written derivatives risk management program and is subject to an outer limit on Fund leverage risk calculated based on value-at-risk. This outer limit is based on a relative value-at-risk test that will compare the Fund’s value-at-risk to the value-at-risk of a designated reference portfolio. The derivatives risk management program is administered by a “derivatives risk manager,” who has been appointed by the Fund’s Board, including a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act), and periodically reviews the derivatives risk management program and reports to the Board on a quarterly basis. Subject to certain conditions, “limited derivatives users” (as defined in Rule 18f-4), however, are not subject to the full requirements of Rule 18f-4 and the Fund could, in the future, determine to seek to qualify as a limited derivatives user by limiting its “derivatives exposure” to 10% of its net assets (as calculated in accordance with Rule 18f-4).

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Rule 18f-4 could restrict the Fund’s ability to engage in certain derivatives transactions and/or increase the costs of derivatives transactions, which could adversely affect the value or performance of the Fund.

In general, the “derivatives transactions” covered by Rule 18f-4 include the following: (1) any swap, security-based swap (including a contract for differences), futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; (3) reverse repurchase agreements and similar financing transactions, if the Fund elects to treat these transactions as “derivatives transactions” under Rule 18f-4; and (4) when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced (“TBA”) commitments, and dollar rolls) and non-standard settlement cycle securities, unless such transactions meet the delayed-settlement provision of the rule.

Repurchase agreements and reverse repurchase agreements may be subject to additional regulation as qualified financial contracts (see “Qualified Financial Contracts” below for additional information).

When-Issued Securities, Forward Commitments and Delayed Delivery Transactions Risk. Securities may be purchased on a “forward commitment” or “when-issued” basis, meaning securities are purchased or sold with payment and delivery taking place in the future (sometimes referred to as “delayed delivery”), in order to secure what is considered to be an advantageous price and yield at the time of entering into the transaction. However, the return on a comparable security when the transaction is consummated may vary from the return on the security at the time that the forward commitment or when-issued transaction was made. From the time of entering into the transaction until delivery and payment is made at a later date, the securities that are the subject of the transaction are subject to market fluctuations. In forward commitment or when-issued transactions, if the seller or buyer, as the case may be, fails to consummate the transaction, the counterparty may miss the opportunity of obtaining a price or yield considered to be advantageous. Forward commitment or when-issued transactions may occur a month or more before delivery is due. However, no payment or delivery is made until payment is received or delivery is made from the other party to the transaction.

Rule 18f-4 under 1940 Act permits the Fund to enter into when-issued or forward-settling securities and non-standard settlement cycle securities notwithstanding the limitation on the issuance of senior securities in Section 18 of the 1940 Act, provided that the Fund intends to physically settle the transaction and the transaction will settle within 35 days of its trade date (the “Delayed-Settlement Securities Provision”). If a when-issued, forward-settling or non-standard settlement cycle security does not satisfy the Delayed-Settlement Securities Provision, then it is treated as a derivatives transaction under Rule 18f-4. See “Restrictions on the Use of Derivative and Other Transactions” above for additional information.

Short Sales Risk. The Fund may engage in short sales of securities. A short sale is a transaction in which the Fund sells a security it does not own as a means of attractive financing for purchasing other assets or in anticipation that the market price of that security will decline. The Fund may make short sales for financing, for risk management, in order to maintain portfolio flexibility or to enhance income or gain.

When the Fund makes a short sale, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.

The Fund’s obligation to replace the borrowed security may be secured by collateral deposited with the broker-dealer, usually cash, U.S. government securities or other liquid securities. The Fund may also be required to designate on its books and records similar collateral with its custodian to the extent necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding any payments received by the Fund on such security, the Fund may not receive any payments (including interest) on its collateral deposited with such broker-dealer.

Short selling involves a number of risks. If a security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. The Fund may, but is not expected to, have substantial short positions and may engage in short sales where it does not own or have the immediate right to acquire the security sold short, and as such must borrow those securities to make delivery to the buyer under the short sale transaction. The Fund may not be able to borrow a security that it needs to deliver or it may not be able to close out a short position at an acceptable price and may have to sell related long positions earlier than it had expected. Thus, the Fund may not be able to successfully implement any short sale strategy it employs due to limited availability of desired securities or for other reasons. Also, there is the risk that the counterparty to a short sale may fail to honor its contractual terms, causing a loss to the Fund.

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In times of unusual or adverse market, economic, regulatory or political conditions, the Fund may not be able, fully or partially, to implement its short selling strategy. Periods of unusual or adverse market, economic, regulatory or political conditions generally may exist for as long as six months and, in some cases, much longer.

To the extent the Fund engages in short sales, it will comply with the applicable provisions of Rule 18f-4 with respect to such transactions. See “Restrictions on the Use of Derivative and Other Transactions” above for additional information.

Qualified Financial Contracts

Regulations adopted by federal banking regulators under the Dodd-Frank Act, which took effect in 2019, require that certain qualified financial contracts (“QFCs”) with counterparties that are part of U.S. or foreign global systemically important banking organizations be amended to include contractual restrictions on close-out and cross-default rights. QFCs include, but are not limited to, securities contracts, commodities contracts, forward contracts, repurchase agreements, securities lending agreements and swaps agreements, as well as related master agreements, security agreements, credit enhancements, and reimbursement obligations. If a covered counterparty of a fund or certain of the covered counterparty’s affiliates were to become subject to certain insolvency proceedings, the fund may be temporarily unable to exercise certain default rights, and the QFC may be transferred to another entity. These requirements may impact a fund’s credit and counterparty risks.

Other Risks Relating to Fund Investments

Risks Associated with Investments in Equity Securities Incidental to Investments in Senior Loans. From time to time, the Fund also may invest in or hold common stock and other equity securities incidental to the purchase or ownership of a senior loan or other debt instruments or in connection with a reorganization of a borrower. Investments in equity securities incidental to investments in senior loans or other debt instruments entail certain risks in addition to those associated with investments in senior loans or other debt instruments. Because equity is merely the residual value of a borrower after all claims and other interests, it is inherently more risky than senior loans or other debt instruments of the same borrower. The value of the equity securities may be affected more rapidly, and to a greater extent, by company- and industry-specific developments and general market conditions. These risks may increase fluctuations in the NAV of the Shares. The Fund frequently may possess material non-public information about a borrower as a result of its ownership of a senior loan or other debt instruments of a borrower. Because of prohibitions on trading in securities while in possession of material non-public information, the Fund might be unable to enter into a transaction in a security of the borrower when it would otherwise be advantageous to do so.

Warrants Risk. Warrants give holders the right, but not the obligation, to buy common stock of an issuer at a given price, usually higher than the market price at the time of issuance, during a specified period. The risk of investing in a warrant is that the warrant may expire prior to the market value of the common stock exceeding the price fixed by the warrant. Warrants have a subordinate claim on a borrower’s assets compared with senior loans. As a result, the values of warrants generally are dependent on the financial condition of the borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants may be more volatile than those of senior loans or corporate bonds and this may increase the volatility of the NAV of the Shares.

Lender Liability Risk. A number of U.S. judicial decisions have upheld judgments of borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the borrower or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability.

In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder (i) intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower; (ii) engages in inequitable conduct to the detriment of the other creditors; (iii) engages in fraud with respect to, or makes misrepresentations to, the other creditors; or (iv) uses its influence as a stockholder to dominate or control a borrower to the detriment of other creditors of the borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.”

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Because affiliates of, or persons related to, FS Credit Income Advisor may hold equity or other interests in obligors of the Fund, the Fund could be exposed to claims for equitable subordination or lender liability or both based on such equity or other holdings.

Distressed Investments, Litigation, Bankruptcy and Other Proceedings Risk. The Fund may invest in debt securities and other obligations of stressed issuers. Investments in distressed securities involve a material risk of involving the Fund in a related litigation. Such litigation can be time consuming and expensive, and can frequently lead to unpredicted delays or losses. Litigation expenses, including payments pursuant to settlements or judgments, generally will be borne by the Fund. The Fund may also invest in equity securities of companies involved in, or that have recently completed, bankruptcy or other reorganization proceedings.

There are a number of significant risks when investing in companies involved in bankruptcy or other reorganization proceedings, and many events in a bankruptcy are the product of contested matters and adversary proceedings which are beyond the control of the creditors. A bankruptcy filing may have adverse and permanent effects on a company. Further, if the proceeding is converted to a liquidation, the liquidation value of the company may not equal the liquidation value that was believed to exist at the time of the investment. In addition, the duration of a bankruptcy or other reorganization proceeding is difficult to predict. A creditor’s return on investment can be impacted adversely by delays while a plan of reorganization is being negotiated, approved by the creditors and, if applicable, confirmed by the bankruptcy court, and until it ultimately becomes effective. In bankruptcy, certain claims, such as claims for taxes, wages and certain trade claims, may have priority by law over the claims of certain creditors and administrative costs in connection with a bankruptcy proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to creditors.

Certain fixed-income securities invested in by the Fund could be subject to U.S. federal, state or non-U.S. bankruptcy laws or fraudulent transfer or conveyance laws, if such securities were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such securities. If a court were to find that the issuance of the securities was a fraudulent transfer or conveyance, the court could void the payment obligations under the securities, further subordinate the securities to other existing and future indebtedness of the issuer or require the Fund to repay any amounts received by it with respect to the securities. In the event of a finding that a fraudulent transfer or conveyance occurred, the Fund may not receive any payment on the securities. If the Fund or FS Credit Income Advisor is found to have interfered with the affairs of a company in which the Fund holds a debt investment, to the detriment of other creditors or common shareholders of such company, the Fund may be held liable for damages to injured parties or a bankruptcy court. While the Fund will attempt to avoid taking the types of action that would lead to such liability, there can be no assurance that such claims will not be asserted or that the Fund will be able to successfully defend against them. Moreover, such debt may be disallowed or subordinated to the claims of other creditors or treated as equity.

Insofar as the Fund’s portfolio includes obligations of non-U.S. obligors, the laws of certain foreign jurisdictions may provide for avoidance remedies under factual circumstances similar to those described above or under different circumstances, with consequences that may or may not be analogous to those described above under U.S. federal or state laws. Changes in bankruptcy laws (including U.S. federal and state laws and applicable non-U.S. laws) may adversely affect the Fund’s securities.

U.S. Government Debt Securities Risk. U.S. government debt securities generally do not involve the credit risks associated with investments in other types of debt securities, although, as a result, the yields available from U.S. government debt securities are generally lower than the yields available from other securities. Like other debt securities, however, the values of U.S. government debt securities change as interest rates fluctuate. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. Since the magnitude of these fluctuations will generally be greater at times when the Fund’s average maturity is longer, under certain market conditions the Fund may, for temporary defensive purposes, accept lower current income from short-term investments rather than investing in higher yielding long-term securities. The maximum potential liability of the issuers of some U.S. government obligations may greatly exceed their current resources, including any legal right to support from the U.S. Treasury. In addition, the secondary market for certain participations in loans made to foreign governments or their agencies may be limited. In the absence of a suitable secondary market, such participations are generally considered illiquid. Additionally, from time to time, uncertainty regarding the status of negotiations in the U.S. government to increase the statutory debt ceiling could impact the creditworthiness of the United States and could impact the liquidity of the U.S. Government securities markets and ultimately the Fund. See “Risks Relating to the Fund’s Investment Program - U.S. Credit Rating and European Economic Crisis Risk.”

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Equity Securities Risk. Stock markets are volatile, and the prices of equity securities fluctuate based on changes in a company’s financial condition and overall market and economic conditions. Although common stocks have historically generated higher average total returns than fixed-income securities over the long term, common stocks also have experienced significantly more volatility in those returns and, in certain periods, have significantly under-performed relative to fixed-income securities. An adverse event, such as an unfavorable earnings report, may depress the value of a particular common stock held by the Fund. A common stock may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. The value of a particular common stock held by the Fund may decline for a number of other reasons which directly relate to the issuer, such as management performance, financial leverage, the issuer’s historical and prospective earnings, the value of its assets and reduced demand for its goods and services. Also, the prices of common stocks are sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stocks to which the Fund has exposure. Common stock prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase. Common equity securities in which the Fund may invest are structurally subordinated to preferred stock, bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and are therefore inherently riskier than preferred stock or debt instruments of such issuers.

Investments in American depositary receipts (“ADRs”), European depositary receipts (“EDRs”), global depositary receipts (“GDRs”) and other similar global instruments are generally subject to risks associated with equity securities and investments in non-U.S. securities. Unsponsored ADR, EDR and GDR programs are organized independently and without the cooperation of the issuer of the underlying securities. As a result, available information concerning the issuer may not be as current as for sponsored ADRs, EDRs and GDRs, and the prices of unsponsored ADRs, EDRs and GDRs may be more volatile than if such instruments were sponsored by the issuer. See “- Depositary Receipts.”

Dividends. The Fund may invest in equity securities. Dividends relating to these equity securities may not be fixed but may be declared at the discretion of a portfolio company’s board of directors.

There is no guarantee that a company in which the Fund invests will declare dividends in the future or that, if declared, the dividends will remain at current levels or increase over time. Therefore, there is the possibility that such companies could reduce or eliminate the payment of dividends in the future. Dividend producing equity securities, in particular those whose market price is closely related to their yield, may exhibit greater sensitivity to interest rate changes. See “Interest Rate Risk.” The Fund’s investments in dividend producing equity securities may also limit its potential for appreciation during a broad market advance.

The prices of dividend producing equity securities can be highly volatile. Investors should not assume that the Fund’s investments in these securities will necessarily reduce the volatility of the Fund’s NAV or provide “protection,” compared to other types of equity securities, when markets perform poorly.

Smaller Capitalization Company Risk. The Fund may invest from time to time in smaller and medium sized companies. Smaller capitalization companies may have limited product lines or markets. They may be less financially secure than larger, more established companies. They may depend on a small number of key personnel. If a product fails or there are other adverse developments, or if management changes, the Fund’s investment in a smaller capitalization company may lose substantial value. In addition, it is more difficult to get information on smaller companies, which tend to be less well known, have shorter operating histories, do not have significant ownership by large investors and are followed by relatively few securities analysts.

The securities of smaller capitalization companies generally trade in lower volumes and are subject to greater and more unpredictable price changes than larger capitalization securities or the market as a whole. In addition, smaller capitalization securities may be particularly sensitive to changes in interest rates, borrowing costs and earnings. Investing in smaller capitalization securities requires a longer term view.

Small and Mid-Cap Stock Risk. The Fund may invest in companies with small or medium capitalizations. Smaller and medium capitalization stocks can be more volatile than, and perform differently from, larger capitalization stocks. There may be less trading in a smaller or medium company’s stock, which means that buy and sell transactions in that stock could have a larger impact on the stock’s price than is the case with larger company stocks. Smaller and medium company stocks may be particularly sensitive to changes in interest rates, borrowing costs and earnings. Smaller and medium companies may have fewer business lines; changes in any one line of business, therefore, may have a greater impact on a smaller and medium company’s stock price than is the case for a larger company. As a result, the purchase or sale of more than a limited number of shares of a small and medium company may affect its market price. The Fund may need a considerable amount of time to purchase or sell its positions in these securities. In addition, smaller or medium company stocks may not be well known to the investing public.

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Investments in Unseasoned Companies Risk. The Fund may invest in the securities of smaller, less seasoned companies. These investments may present greater opportunities for growth but also involve greater risks than customarily are associated with investments in securities of more established companies. Some of the companies in which the Fund may invest will be start-up companies which may have insubstantial operational or earnings history or may have limited products, markets, financial resources or management depth. Some may also be emerging companies at the research and development stage with no products or technologies to market or approved for marketing. In addition, it is more difficult to get information on smaller companies, which tend to be less well known, have shorter operating histories, do not have significant ownership by large investors and are followed by relatively few securities analysts. Securities of emerging companies may lack an active secondary market and may be subject to more abrupt or erratic price movements than securities of larger, more established companies or stock market averages in general. Competitors of certain companies, which may or may not be in the same industry, may have substantially greater financial resources than many of the companies in which the Fund may invest.

Securities of Smaller and Emerging Growth Companies. Investment in smaller or emerging growth companies involves greater risk than is customarily associated with investments in more established companies. The securities of smaller or emerging growth companies may be subject to more abrupt or erratic market movements than larger, more established companies or the market average in general.

These companies may have limited product lines, markets or financial resources, or they may be dependent on a limited management group.

While smaller or emerging growth company issuers may offer greater opportunities for capital appreciation than large cap issuers, investments in smaller or emerging growth companies may involve greater risks and thus may be considered speculative. Full development of these companies and trends frequently takes time.

Small cap and emerging growth securities will often be traded only in the OTC market or on a regional securities exchange and may not be traded every day or in the volume typical of trading on a national securities exchange. As a result, the disposition by the Fund of portfolio securities may require the Fund to make many small sales over a lengthy period of time, or to sell these securities at a discount from market prices or during periods when, in Fund management’s judgment, such disposition is not desirable.

The process of selection and continuous supervision by Fund management does not guarantee successful investment results. The information available about an emerging market issuer may be less reliable than for comparable issuers in more developed capital markets. Careful initial selection is particularly important in this area as many new enterprises have promise but lack certain of the fundamental factors necessary to prosper.

The Fund may invest in securities of small issuers in the relatively early stages of business development that have a new technology, a unique or proprietary product or service, or a favorable market position. Such companies may not be counted upon to develop into major industrial companies.

Growth Stock Risk. Securities of growth companies may be more volatile since such companies usually invest a high portion of earnings in their business, and they may lack the dividends of value stocks that can cushion stock prices in a falling market. Stocks of companies FS Credit Income Advisor believes are fast growing may trade at a higher multiple of current earnings than other stocks. The values of these stocks may be more sensitive to changes in current or expected earnings than the values of other stocks. Earnings disappointments often lead to sharply falling prices because investors buy growth stocks in anticipation of superior earnings growth. If FS Credit Income Advisor’s assessment of the prospects for a company’s earnings growth is wrong, or if FS Credit Income Advisor’s judgment of how other investors will value the company’s earnings growth is wrong, then the price of the company’s stock may fall or may not approach the value that FS Credit Income Advisor has placed on it.

Value Stock Risk. FS Credit Income Advisor may be wrong in its assessment of a company’s value and the stocks the Fund owns may not reach what FS Credit Income Advisor believes are their full values. A particular risk of the Fund’s value stock investments is that some holdings may not recover and provide the capital growth anticipated or a stock judged to be undervalued may actually be appropriately priced. Further, because the prices of value-oriented securities tend to correlate more closely with economic cycles than growth-oriented securities, they generally are more sensitive to changing economic conditions, such as changes in interest rates, corporate earnings, and industrial production. The market may not favor value-oriented stocks and may not favor equities at all. During those periods, the Fund’s relative performance may suffer.

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Risks Associated with Private Company Investments. At any given time, the Fund anticipates making investments in private companies that the Fund may need to hold for several years or longer. The Fund may invest in equity securities or debt securities, including debt securities issued with warrants to purchase equity securities or that are convertible into equity securities, of private companies. The Fund may enter into private company investments identified by FS Credit Income Advisor, or may co-invest in private company investment opportunities owned or identified by other third-party investors, such as private equity firms, with which none of the Fund nor FS Credit Income Advisor is affiliated. However, the Fund does not intend to invest in hedge funds or private equity funds.

Private companies are generally not subject to SEC reporting requirements, are not required to maintain their accounting records in accordance with generally accepted accounting principles (“GAAP”) and are not required to maintain effective internal controls over financial reporting. As a result, FS Credit Income Advisor may not have timely or accurate information about the business, financial condition and results of operations of the private companies in which the Fund invests. There is risk that the Fund may invest on the basis of incomplete or inaccurate information, which may adversely affect the Fund’s investment performance. Private companies in which the Fund may invest may have limited financial resources, shorter operating histories, more asset concentration risk, narrower product lines and smaller market shares than larger businesses, which tend to render such private companies more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. These companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. These companies may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity. In addition, the Fund’s investment also may be structured as pay-in-kind securities with minimal or no cash interest or dividends until the company meets certain growth and liquidity objectives.

Private Company Management Risk. Private companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the company. The Fund generally does not intend to hold controlling positions in the private companies in which it invests. As a result, the Fund is subject to the risk that a company may make business decisions with which the Fund disagrees and that the management and/or stockholders of a portfolio company may take risks or otherwise act in ways that are adverse to the Fund’s interests. Due to the lack of liquidity of such private investments, the Fund may not be able to dispose of its investments in the event it disagrees with the actions of a private portfolio company and may therefore suffer a decrease in the value of the investment.

Private Company Liquidity Risk. Securities issued by private companies are typically illiquid. If there is no readily available trading market for privately issued securities, the Fund may not be able to readily dispose of such investments at prices that approximate those at which the Fund could sell them if they were more widely traded. See “Liquidity Risk.”

Private Company Valuation Risk. There is typically not a readily available market value for the Fund’s private investments. The Fund’s valuation designee values private company investments in accordance with FS Credit Income Advisor’s valuation guidelines. FS Credit Income Advisor is not required to but may utilize the services of one or more independent valuation firms to aid in determining the fair value of these investments. Valuation of private company investments may involve application of one or more of the following factors: (i) analysis of valuations of publicly traded companies in a similar line of business; (ii) analysis of valuations for comparable merger or acquisition transactions; (iii) yield analysis; and (iv) discounted cash flow analysis. Due to the inherent uncertainty and subjectivity of determining the fair value of investments that do not have a readily available market value, the fair value of the Fund’s private investments may differ significantly from the values that would have been used had a readily available market value existed for such investments and may differ materially from the amounts the Fund may realize on any dispositions of such investments. In addition, the impact of changes in the market environment and other events on the fair values of the Fund’s investments that have no readily available market values may differ from the impact of such changes on the readily available market values for the Fund’s other investments. The Fund’s NAV could be adversely affected if FS Credit Income Advisor’s determinations regarding the fair value of the Fund’s investments were materially higher than the values that the Fund ultimately realizes upon the disposal of such investments.

Reliance on FS Credit Income Advisor. The Fund may enter into private investments identified by FS Credit Income Advisor, in which case the Fund will be more reliant upon the ability of FS Credit Income Advisor to identify, research, analyze, negotiate and monitor such investments, than is the case with investments in publicly traded securities. As little public information exists about many private companies, the Fund will be required to rely on FS Credit Income Advisor’s diligence efforts to obtain adequate information to evaluate the potential risks and returns involved in investing in these companies. The costs of diligencing, negotiating and monitoring private investments will be borne by the Fund, which may reduce the Fund’s returns.

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Co-Investment Risk. The Fund may also co-invest in private investments sourced by third-party investors unaffiliated with either the Fund or FS Credit Income Advisor, such as private equity firms. The Fund’s ability to realize a profit on such investments will be particularly reliant on the expertise of the lead investor in the transaction. To the extent that the lead investor in such a co-investment opportunity assumes control of the management of the private company, the Fund will be reliant not only upon the lead investor’s ability to research, analyze, negotiate and monitor such investments, but also on the lead investor’s ability to successfully oversee the operation of the company’s business. The Fund’s ability to dispose of such investments is typically severely limited, both by the fact that the securities are unregistered and illiquid and by contractual restrictions that may preclude the Fund from selling such investment. Often, the Fund may exit such investment only in a transaction, such as an initial public offering or sale of the company, on terms arranged by the lead investor. Such investments may be subject to additional valuation risk, as the Fund’s ability to accurately determine the fair value of the investment may depend upon the receipt of information from the lead investor. The valuation assigned to such an investment through application of the Fund’s valuation procedures may differ from the valuation assigned to that investment by other co-investors.

Private Company Competition Risk. Many entities may potentially compete with the Fund in making private investments. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than the Fund. Some competitors may have a lower cost of funds and access to funding sources that are not available to the Fund. In addition, some competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of, or different structures for, private investments than the Fund. Furthermore, many competitors are not subject to the regulatory restrictions that the 1940 Act imposes on the Fund. As a result of this competition, the Fund may not be able to pursue attractive private investment opportunities from time to time.

Private Debt Securities Risk. Private companies in which the Fund invests may be unable to meet their obligations under debt securities held by the Fund, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund realizing any guarantees it may have obtained in connection with its investment. Private companies in which the Fund invests may have, or may be permitted to incur, other debt that ranks equally with, or senior to, debt securities in which the Fund invests. Privately issued debt securities are often of below investment grade quality and frequently are unrated. See “High-Yield Instruments Risks.”

Affiliation Risk. There is a risk that the Fund may be precluded from investing in certain private companies due to regulatory implications under the 1940 Act or other laws, rules or regulations or may be limited in the amount it can invest in the voting securities of a private company, in the size of the economic interest it can have in a private company or in the scope of influence it is permitted to have in respect of the management of a private company. Should the Fund be required to treat a private company in which it has invested as an “affiliated person” under the 1940 Act, the 1940 Act would impose a variety of restrictions on the Fund’s dealings with the private company. Moreover, these restrictions may arise as a result of investments by other clients of FS Credit Income Advisor or its affiliates in a private company. These restrictions may be detrimental to the performance of the Fund compared to what it would be if these restrictions did not exist, and could impact the universe of investable private companies for the Fund. The fact that many private companies may have a limited number of investors and a limited amount of outstanding equity heightens these risks.

New Issues Risk. “New Issues” are initial public offerings (“IPOs”) of U.S. equity securities. Investments in companies that have recently gone public have the potential to produce substantial gains for the Fund. However, there is no assurance that the Fund will have access to profitable initial public offerings and therefore investors should not rely on any past gains from IPOs as an indication of future performance. The investment performance of the Fund during periods when it is unable to invest significantly or at all in IPOs may be lower than during periods when the Fund is able to do so. Securities issued in IPOs are subject to many of the same risks as investing in companies with smaller market capitalizations. Securities issued in IPOs have no trading history, and information about the companies may be available for very limited periods. In addition, the prices of securities sold in IPOs may be highly volatile or may decline shortly after the IPO. When an IPO is brought to the market, availability may be limited and the Fund may not be able to buy any shares at the offering price, or, if it is able to buy shares, it may not be able to buy as many shares at the offering price as it would like.

Preferred Securities Risk. The Fund may invest in two types of preferred securities, described below. Preferred securities issued by an entity taxable as a corporation are generally referred to as traditional preferred securities. Traditional preferred securities generally pay fixed or adjustable rate dividends (or a combination thereof - e.g., a fixed rate that moves to an adjustable rate after some period of time) to investors and generally have a “preference” over common stock in the payment of dividends and the liquidation of a company’s assets. This means that a company must pay dividends on preferred stock before paying any dividends on its common stock. In order to be payable, distributions on such preferred securities must be declared by the issuer’s board of directors. Income payments on typical preferred securities currently outstanding are cumulative, causing dividends and distributions to accumulate even if not declared by the board of directors or otherwise made payable. In such a case all accumulated dividends must be paid before any dividend on the common stock can be paid. However, some traditional preferred stocks are non-cumulative, in which case dividends do not accumulate and need not ever be paid. A portion of the portfolio may include investments in non-cumulative preferred securities, whereby the issuer does not have an obligation to make up any arrearages to its shareholders. Should an issuer of a non-cumulative preferred stock held by the Fund determine not to pay dividends on such stock, the amount of dividends the Fund pays may be adversely affected. There are no assurances that dividends or distributions on the traditional preferred securities in which the Fund may invest will be declared or otherwise made payable.

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Preferred stockholders usually have no right to vote for corporate directors or on other matters. Shares of traditional preferred securities have a liquidation value that generally equals the original purchase price at the date of issuance. The market value of preferred securities may be affected by favorable and unfavorable changes impacting companies in the utilities and financial services sectors, which are prominent issuers of preferred securities, and by actual and anticipated changes in tax laws, such as changes in corporate income tax rates or the “Dividends Received Deduction.” Because the claim on an issuer’s earnings represented by traditional preferred securities may become onerous when interest rates fall below the rate payable on such securities, the issuer may redeem the securities. Thus, in declining interest rate environments in particular, the Fund’s holdings of higher rate-paying fixed rate preferred securities may be reduced and the Fund may be unable to acquire securities of comparable credit quality paying comparable rates with the redemption proceeds.

The second type of preferred securities in which the Fund may invest are referred to as trust preferred securities. Trust preferred securities are a comparatively new asset class and are typically issued by corporations, generally in the form of interest-bearing notes with preferred security characteristics, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures or similarly structured securities. The trust preferred securities market consists of both fixed and adjustable coupon rate securities that are either perpetual in nature or have stated maturity dates.

Trust preferred securities are typically junior and fully subordinated liabilities of an issuer or the beneficiary of a guarantee that is junior and fully subordinated to the other liabilities of the guarantor. In addition, trust preferred securities typically permit an issuer to defer the payment of income for eighteen months or more without triggering an event of default. Generally, the deferral period is five years or more. Because of their subordinated position in the capital structure of an issuer, the ability to defer payments for extended periods of time without default consequences to the issuer, and certain other features (such as restrictions on common dividend payments by the issuer or ultimate guarantor when full cumulative payments on the trust preferred securities have not been made), these trust preferred securities are often treated as close substitutes for traditional preferred securities, both by issuers and investors. Trust preferred securities have many of the key characteristics of equity due to their subordinated position in an issuer’s capital structure and because their quality and value are heavily dependent on the profitability of the issuer rather than on any legal claims to specific assets or cash flows.

Trust preferred securities include but are not limited to trust originated preferred securities (“TOPRS®”); monthly income preferred securities (“MIPS®”); quarterly income bond securities (“QUIBS®”); quarterly income debt securities (“QUIDS®”); quarterly income preferred securities (“QUIPS(SM)”); corporate trust securities (“CORTS®”); public income notes (“PINES®”); and other trust preferred securities.

Trust preferred securities are typically issued with a final maturity date, although some are perpetual in nature. In certain instances, a final maturity date may be extended and/or the final payment of principal may be deferred at the issuer’s option for a specified time without default. No redemption can typically take place unless all cumulative payment obligations have been met, although issuers may be able to engage in open-market repurchases without regard to whether all payments have been paid.

Many trust preferred securities are issued by trusts or other special purpose entities established by operating companies and are not a direct obligation of an operating company. At the time the trust or special purpose entity sells such preferred securities to investors, it purchases debt of the operating company (with terms comparable to those of the trust or special purpose entity securities), which enables the operating company to deduct, for tax purposes, the interest paid on the debt held by the trust or special purpose entity. The trust or special purpose entity is generally required to be treated as transparent for U.S. federal income tax purposes such that the holders of the trust preferred securities are treated as owning beneficial interests in the underlying debt of the operating company. Accordingly, holders of trust preferred securities are treated as recognizing interest rather than dividends for U.S. federal income tax purposes. The trust or special purpose entity in turn would be a holder of the operating company’s debt and would have priority with respect to the operating company’s earnings and profits over the operating company’s common shareholders, but would typically be subordinated to other classes of the operating company’s debt. Typically, a preferred share has a rating that is slightly below that of its corresponding operating company’s senior debt securities.

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There are special risks associated with investing in each type of preferred security, including:

Deferral Risk. Preferred securities may include provisions that permit the issuer, at its discretion, to defer distributions for a stated period without any adverse consequences to the issuer. If the Fund owns a preferred security that is deferring its distributions, the Fund may be required to report income for tax purposes although it has not yet received such income.

Subordination Risk. Preferred securities are subordinated to bonds and other debt instruments in a company’s capital structure in terms of having priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than debt instruments.

Limited Voting Rights Risk. Generally, preferred security holders (such as the Fund) have no voting rights with respect to the issuing company unless preferred dividends have been in arrears for a specified number of periods, at which time the preferred security holders may elect a number of directors to the issuer’s board. Generally, once all the arrearages have been paid, the preferred security holders no longer have voting rights. In the case of trust preferred securities, holders generally have no voting rights, except if (i) the issuer fails to pay dividends for a specified period of time or (ii) a declaration of default occurs and is continuing.

Special Redemption Rights Risk. In certain varying circumstances, an issuer of preferred securities may redeem the securities prior to a specified date. For instance, for certain types of preferred securities, a redemption may be triggered by certain changes in U.S. federal income tax or securities laws. As with call provisions, a special redemption by the issuer may negatively impact the return of the security held by the Fund.

New Types of Securities Risk. From time to time, preferred securities, including trust preferred securities, have been, and may in the future be, offered having features other than those described herein. The Fund reserves the right to invest in these securities if FS Credit Income Advisor believes that doing so would be consistent with the Fund’s investment objective and policies. Since the market for these instruments would be new, the Fund may have difficulty disposing of them at a suitable price and time. In addition to limited liquidity, these instruments may present other risks, such as high price volatility.

Convertible Securities Risk. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics in that they generally: (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities; (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics; and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.

The value of a convertible security is a function of its “investment value,” or determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege, and its “conversion value,” or the security’s worth, at market value, if converted into the underlying common stock. The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security. Generally, the amount of the premium decreases as the convertible security approaches maturity. Although under normal market conditions longer-term convertible debt securities have greater yields than do shorter-term convertible debt securities of similar quality, they are subject to greater price fluctuations.

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A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective.

A “synthetic” convertible security may be created by the Fund or by a third party by combining separate securities that possess the two principal characteristics of a traditional convertible security: an income producing component and a convertible component. The income-producing component is achieved by investing in non-convertible, income-producing securities such as bonds, preferred stocks and money market instruments. The convertible component is achieved by investing in securities or instruments such as warrants or options to buy common stock at a certain exercise price, or options on a stock index. Unlike a traditional convertible security, which is a single security having a single market value, a synthetic convertible security comprises two or more separate securities, each with its own market value. Because the “market value” of a synthetic convertible security is the sum of the values of its income-producing component and its convertible component, the value of a synthetic convertible security may respond differently to market fluctuations than a traditional convertible security. The Fund also may purchase synthetic convertible securities created by other parties, including convertible structured notes. Convertible structured notes are income-producing debentures linked to equity. Convertible structured notes have the attributes of a convertible security; however, the issuer of the convertible note (typically an investment bank), rather than the issuer of the underlying common stock into which the note is convertible, assumes credit risk associated with the underlying investment and the Fund in turn assumes credit risk associated with the issuer of the convertible note.

Material, Non-Public Information. From time to time, FS Credit Income Advisor or its affiliates may come into possession of confidential or material, non-public information in a manner that would limit the ability of the Fund to acquire investments or dispose of investments held by the Fund. The Fund’s investment flexibility may be constrained because applicable law may prohibit the Fund from trading such securities. Therefore, FS Credit Income Advisor or its affiliates may acquire confidential or material, non-public information in a manner that restricts them from initiating transactions in certain securities or liquidating or selling certain investments at a time when FS Credit Income Advisor would otherwise take such an action.

Depositary Receipts. The Fund may hold investments in sponsored and unsponsored ADRs, EDRs, GDRs and other similar global instruments. ADRs typically are issued by a U.S. bank or trust company and evidence ownership of underlying securities issued by a non-U.S. corporation. EDRs, which are sometimes referred to as continental depositary receipts, are receipts issued in Europe, typically by non-U.S. banks and trust companies, that evidence ownership of either non-U.S. or domestic underlying securities. GDRs are depositary receipts structured like global debt issues to facilitate trading on an international basis. Unsponsored ADR, EDR and GDR programs are organized independently and without the cooperation of the issuer of the underlying securities. As a result, available information concerning the issuer may not be as current as for sponsored ADRs, EDRs and GDRs, and the prices of unsponsored ADRs, EDRs and GDRs may be more volatile than if such instruments were sponsored by the issuer. Investments in ADRs, EDRs and GDRs present the additional investment considerations of non-U.S. securities.

Rights Offerings and Warrants Risk. The Fund may participate in rights offerings and may purchase warrants, which are privileges issued by corporations enabling the owners to subscribe for and purchase a specified number of shares of the corporation at a specified price during a specified period of time. Subscription rights normally have a short life span to expiration. The purchase of rights or warrants involves the risk that the Fund could lose the purchase value of a right or warrant if the right to subscribe for additional shares is not exercised prior to the right’s or warrant’s expiration. Also, the purchase of rights and/or warrants involves the risk that the effective price paid for the right and/or warrant added to the subscription price of the related security may exceed the value of the related security’s market price such as when there is no movement in the level of the underlying security. This risk is substantially greater than the risk associated with investments in common stock because the price of rights and warrants do not necessarily move with the price of the underlying security. Buying a right or warrant does not make the Fund a shareholder of the underlying security.

Liquidity Risk. The Fund may invest without limitation in securities that, at the time of investment, are illiquid, as determined by using the SEC’s standard applicable to registered investment companies (i.e., securities that cannot be disposed of by the Fund within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities). The Fund may also invest in restricted securities. Investments in restricted securities could have the effect of increasing the amount of the Fund’s assets invested in illiquid investments if qualified institutional buyers are unwilling to purchase these securities.

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Illiquid and restricted investments may be difficult to dispose of at a fair price at the times when the Fund believes it is desirable to do so. The market price of illiquid and restricted investments generally is more volatile than that of more liquid investments, which may adversely affect the price that the Fund pays for or recovers upon the sale of such investments. Illiquid and restricted investments may also be more difficult to value, especially in challenging markets. FS Credit Income Advisor’s judgment may play a greater role in the valuation process. Investment of the Fund’s assets in illiquid and restricted investments may restrict the Fund’s ability to take advantage of market opportunities. In order to dispose of an unregistered security, the Fund, where it has contractual rights to do so, may have to cause such security to be registered. A considerable period may elapse between the time the decision is made to sell the security and the time the security is registered, thereby enabling the Fund to sell it. Contractual restrictions on the resale of securities vary in length and scope and are generally the result of a negotiation between the issuer and acquirer of the securities. In either case, the Fund would bear market risks during that period.

To the extent that the traditional dealer counterparties that engage in debt trading do not maintain inventories of corporate bonds (which provide an important indication of their ability to “make markets”) that keep pace with the growth of the bond markets over time, relatively low levels of dealer inventories could lead to decreased liquidity and increased volatility in the debt markets. Additionally, market participants other than the Fund may attempt to sell debt holdings at the same time as the Fund, which could cause downward pricing pressure and contribute to illiquidity.

Rule 144A Securities Risk. The Fund may purchase certain securities eligible for resale to qualified institutional buyers as contemplated by Rule 144A under the Securities Act (“Rule 144A Securities”). Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to certain qualified institutional buyers. One effect of Rule 144A is that certain restricted securities may be considered liquid, though no assurance can be given that a liquid market for Rule 144A Securities will develop or be maintained. However, where a substantial market of qualified institutional buyers has developed for certain unregistered securities purchased by the Fund pursuant to Rule 144A under the Securities Act, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Board. Because it is not possible to predict with certainty how the market for Rule 144A Securities will develop, the Board directs FS Credit Income Advisor to carefully monitor the Fund’s investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund’s investing in such securities may have the effect of increasing the level of illiquidity in its investment portfolio during such period.

Other Investment Companies. The Fund may invest in securities of other open- or closed-end investment companies (including ETFs and business development companies (“BDCs”)), subject to applicable regulatory limits, that invest primarily in securities the types of which the Fund may invest directly. The market value of the shares of other investment companies may differ from their NAV. As a shareholder in an investment company, the Fund will bear its ratable share of that investment company’s expenses, and will remain subject to payment of the Fund’s advisory and other fees and expenses with respect to assets so invested. Shareholders will therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. FS Credit Income Advisor will take expenses into account when evaluating the investment merits of an investment in an investment company relative to other available investments.

The securities of other investment companies, including ETFs or BDCs, in which the Fund may invest may be leveraged. As a result, the Fund may be indirectly exposed to leverage through an investment in such securities. An investment in securities of other investment companies, including ETFs or BDCs, that use leverage may expose the Fund to higher volatility in the market value of such securities and the possibility that the Fund’s long-term returns on such securities (and, indirectly, the long-term returns of the Shares) will be diminished.

The Fund may invest in ETFs, which are investment companies that typically aim to track or replicate a desired index, such as a sector, market or global segment. ETFs are typically passively managed and their shares are traded on a national exchange or The NASDAQ Stock Market. ETFs do not sell individual shares directly to investors and only issue their shares in large blocks known as “creation units.” The investor purchasing a creation unit may sell the individual shares on a secondary market. Therefore, the liquidity of ETFs depends on the adequacy of the secondary market. There can be no assurances that an ETF’s investment objectives will be achieved, as ETFs based on an index may not replicate and maintain exactly the composition and relative weightings of securities in the index. ETFs are subject to the risks of investing in the underlying securities. The Fund, as a holder of the securities of the ETF, will bear its pro rata portion of the ETF’s expenses, including advisory fees. These expenses are in addition to the direct expenses of the Fund’s own operations.

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The SEC adopted revisions to the rules permitting funds to invest in other investment companies to streamline and enhance the regulatory framework applicable to fund of funds arrangements. While new Rule 12d1-4 permits more types of fund of fund arrangements without reliance on an exemptive order or no-action letters, it imposes new conditions, including limits on control and voting of acquired funds’ shares, evaluations and findings by investment advisers, fund investment agreements, and limits on most three-tier fund structures. Rule 12d1-4 was effective as of January 19, 2021 and its requirements have been implemented by the Fund with respect to its fund of funds arrangements, if any.

Risks Associated with Market Developments and Regulatory Changes

Market Developments Risk. U.S. and international markets have experienced significant periods of volatility in recent years and months due to a number of economic, political and global macro factors. The occurrence of events similar to those in recent years, such as the aftermath of the war in Iraq, instability in Afghanistan, Pakistan, Egypt, Libya, Syria, and other parts of the Middle East, international war or conflict (including Russia’s invasion of Ukraine and the Israel-Hamas war), the outbreak of infectious diseases such as COVID-19, Ebola or the Zika Virus, terrorist attacks in the U.S. and around the world, social and political discord, debt crises (such as the Greek crisis), sovereign debt downgrades, or the exit or potential exit of one or more countries from the EU, among others, may result in market volatility, may have long-term effects on the U.S. and worldwide financial markets, and may cause further economic uncertainties in the U.S. and worldwide. The Fund does not know how long the securities markets may be affected by these events and cannot predict the effects of these and similar events in the future on the U.S. economy and securities markets. The Fund may be adversely affected by abrogation of international agreements and national laws which have created the market instruments in which the Fund may invest, failure of the designated national and international authorities to enforce compliance with the same laws and agreements, failure of local, national and international organizations to carry out the duties prescribed to them under the relevant agreements, revisions of these laws and agreements which dilute their effectiveness or conflicting interpretation of provisions of the same laws and agreements. The Fund may be adversely affected by uncertainties such as terrorism, international political developments, and changes in government policies, taxation, restrictions on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which it is invested. As a result, whether or not the Fund invests in securities located in or with significant exposure to the countries directly affected, the value and liquidity of the Fund’s investments may be negatively impacted. Further, due to closures of certain markets and restrictions on trading certain securities, the value of certain securities held by the Fund could be significantly impacted.

The current contentious domestic political environment, as well as political and diplomatic events within the United States and abroad, such as the U.S. government’s inability at times to agree on a long-term budget and deficit reduction plan, has in the past resulted, and may in the future result, in a government shutdown, which could have an adverse impact on the Fund’s investments and operations. Additional and/or prolonged U.S. federal government shutdowns may affect investor and consumer confidence and may adversely impact financial markets and the broader economy, perhaps suddenly and to a significant degree. Additionally, from time to time, uncertainty regarding the status of negotiations in the U.S. government to increase the statutory debt ceiling could impact the creditworthiness of the United States and could impact the liquidity of the U.S. government securities markets and ultimately the Fund. The Fund cannot predict the effects of geopolitical events in the future on the U.S. economy and securities markets.

Additionally, U.S. and global markets recently have experienced increased volatility, including the recent failures of certain U.S. and non-U.S. banks, which could be harmful to the Fund and issuers in which it invests. Conditions in the banking sector are evolving, and the scope of any potential impacts to the Fund and issuers, both from market conditions and also potential legislative or regulatory responses, are uncertain. Continued market volatility and uncertainty and/or a downturn in market and economic and financial conditions, as a result of developments in the banking industry or otherwise (including as a result of delayed access to cash or credit facilities), could have an adverse impact on the Fund and issuers in which it invests.

Instability in the credit markets has made it more difficult at certain times for a number of issuers of debt instruments to obtain financing or refinancing for their investment or lending activities or operations. In particular, because of volatile conditions in the credit markets, issuers of debt instruments may be subject to increased cost for debt, tightening underwriting standards and reduced liquidity for loans they make, securities they purchase and securities they issue. Certain borrowers may, due to macroeconomic conditions, be unable to repay their senior loans or other debt obligations because of these conditions. A borrower’s failure to satisfy financial or operating covenants imposed by lenders could lead to defaults and, potentially, termination of the senior loans and foreclosure on the underlying secured assets, which could trigger cross-defaults under other agreements and jeopardize a borrower’s ability to meet its obligations under its debt instruments. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting borrower. The Fund may also experience a loss of principal.

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In early 2020, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally. The outbreak of COVID-19 and its variants resulted in closing international borders, enhanced health screenings, healthcare service preparation and delivery, quarantines, cancellations, disruptions to supply chains and customer activity, as well as general public concern and uncertainty. This outbreak negatively affected the worldwide economy, as well as the economies of individual countries, the financial health of individual companies and the market in general in significant and unforeseen ways. On May 5, 2023, the World Health Organization declared the end of the global emergency status for COVID-19. The United States subsequently ended the federal COVID-19 public health emergency declaration effective May 11, 2023. Although vaccines for COVID-19 are more widely available, it is unknown how long certain circumstances related to the pandemic will persist, whether they will reoccur in the future, and what additional implications may follow from the pandemic. The impact of these events and other epidemics or pandemics in the future could adversely affect Fund performance.

Any of these developments could also (i) make it more difficult for the Fund to accurately value its portfolio securities or to sell its portfolio securities on a timely basis; (ii) adversely affect the ability of the Fund to use leverage for investment purposes and increase the cost of such leverage, which would reduce returns to the Shareholders; and (iii) adversely affect the broader economy, which in turn may adversely affect the ability of issuers of securities owned by the Fund to make payments of principal and interest when due, lead to lower credit ratings of the issuer and increased defaults by the issuer. Such developments could, in turn, reduce the value of securities owned by the Fund and adversely affect the NAV and market price of the Shares.

Economic Downturn or Recession. Many of the Fund’s investments may be issued by companies susceptible to economic slowdowns or recessions. Therefore, the Fund’s non-performing assets are likely to increase, and the value of its portfolio is likely to decrease, during these periods. A prolonged recession may result in losses of value in the Fund’s portfolio and a decrease in the Fund’s revenues, net income and NAV. Unfavorable economic conditions also could increase the Fund’s funding costs, limit the Fund’s access to the capital markets or result in a decision by lenders not to extend credit to it on terms it deems acceptable. These events could prevent the Fund from increasing investments and harm the Fund’s operating results.

Government Intervention in the Financial Markets Risk. Instability in the financial markets has led the U.S. government, the U.S. Federal Reserve and foreign governments and central banks around the world to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. U.S. federal and state and foreign governments, their regulatory agencies or self-regulatory organizations may take additional actions that affect the regulation of the securities, debt instruments or structured products in which the Fund invests, or the issuers of such securities or structured products, in ways that are unforeseeable or not fully understood or anticipated. See “Legislation and Regulation Risk.” Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such programs may have positive or negative effects on the liquidity, valuation and performance of the Fund’s portfolio holdings. Furthermore, volatile financial markets can expose the Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Fund. FS Credit Income Advisor will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objective, but there can be no assurance that it will be successful in doing so.

Legislation and Regulation Risk. On July 21, 2010, the Dodd-Frank Act was enacted. The Dodd-Frank Act, among other things, grants regulatory authorities such as the U.S. Commodity Futures Trading Commission (the “CFTC”) and the SEC broad rulemaking authority to promulgate rules under the Dodd-Frank Act, including comprehensive regulation of the OTC derivatives market. It is unclear to what extent these regulators will exercise these revised and expanded powers and whether they will undertake rulemaking, supervisory or enforcement actions that would adversely affect the Fund or investments made by the Fund. Possible regulatory actions taken under these revised and expanded powers may include actions related to financial consumer protection, proprietary trading and derivatives.

While some rules have been promulgated by the CFTC and the SEC, a number of important rulemakings have not yet been finalized and there can be no assurance that future regulatory actions authorized by the Dodd-Frank Act will not significantly reduce the returns of the Fund. The implementation of the Dodd-Frank Act could adversely affect the Fund by increasing transaction and/or regulatory compliance costs. In addition, greater regulatory scrutiny may increase the Fund’s and the FS Credit Income Advisor’s exposure to potential liabilities. Increased regulatory oversight can also impose administrative burdens on the Fund and FS Credit Income Advisor, including, without limitation, responding to examinations or investigations and implementing new policies and procedures.

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At any time after the date of this prospectus, legislation by U.S. and foreign governments may be enacted that could negatively affect the assets of the Fund or the issuers of such assets. Changing approaches to regulation may have a negative impact on the entities in which the Fund invests. Legislation or regulation may also change the way in which the Fund itself is regulated. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to achieve its investment objective.

Defensive Investing Risk. In response to market conditions and for defensive purposes, the Fund may allocate assets into cash or short-term fixed-income securities without limitation. In doing so, the Fund may succeed in avoiding losses but may otherwise fail to achieve its investment objective. Further, the value of short-term fixed-income securities may be affected by changing interest rates and by changes in credit ratings of the investments. If the Fund holds cash uninvested, it will be subject to the credit risk of the depository institution holding the cash.

Risks Relating to the Fund’s Investment Program

Valuation Risk. There may be no central place or exchange for certain of the securities or instruments in which the Fund invests. Bonds and certain other debt securities, for example, generally trade on an OTC market which may be anywhere in the world where the buyer and seller can settle on a price. Due to the lack of centralized information and trading, the valuation of bonds and certain other debt securities may carry more risk than that of common stock which trades on national exchanges. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing. In addition, other market participants may value securities differently than the Fund. As a result, the Fund may be subject to the risk that when a bond or other debt security is sold in the market, the amount received by the Fund is less than the value of such bond or other debt security carried on the Fund’s books.

Leverage Risk. The Fund may use leverage to seek to achieve its investment objective. Leverage involves risks and special considerations for Shareholders, including (i) the likelihood of greater volatility of NAV and dividend rate of the Shares than a comparable portfolio without leverage; (ii) the risk that fluctuations in interest rates on borrowings and short-term debt or in the interest or dividend rates on any leverage that the Fund must pay will reduce the return to Shareholders; (iii) the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the Shares than if the Fund were not leveraged; (iv) when the Fund uses financial leverage, the Management Fee payable to FS Credit Income Advisor will be higher than if the Fund did not use leverage; and (v) the likelihood that leverage may increase operating costs, which may reduce total return.

Any decline in the NAV of the Fund’s investments will be borne entirely by the Shareholders (as opposed to, e.g., holders of the Fund’s preferred shares, if any). Therefore, if the market value of the Fund’s portfolio declines, leverage will result in a greater decrease in NAV to Shareholders than if the Fund were not leveraged. This greater NAV decrease will also tend to cause a greater decline in the market price for Shares when and if Shares are ever listed on a national securities exchange. While the Fund may from time to time consider reducing any outstanding leverage in response to actual or anticipated changes in interest rates in an effort to mitigate the increased volatility of current income and NAV associated with leverage, there can be no assurance that the Fund will actually reduce any outstanding leverage in the future or that any reduction, if undertaken, will benefit the Shareholders. Changes in the future direction of interest rates are very difficult to predict accurately. If the Fund were to reduce any outstanding leverage based on a prediction about future changes to interest rates, and that prediction turned out to be incorrect, the reduction in any outstanding leverage would likely operate to reduce the income and/or total returns to Shareholders relative to the circumstance where the Fund had not reduced any of its outstanding leverage. The Fund may decide that this risk outweighs the likelihood of achieving the desired reduction to volatility in income and share price if the prediction were to turn out to be correct, and determine not to reduce any of its outstanding leverage as described above.

The 1940 Act generally limits the extent to which the Fund may utilize borrowings and “uncovered” transactions that may give rise to a form of leverage, including reverse repurchase agreements, swaps, futures and forward contracts, options, the leverage incurred from securities lending transactions and other derivative transactions or short selling, together with any other senior securities representing indebtedness, to 331∕3% of the Fund’s Managed Assets at the time utilized. In addition, the 1940 Act limits the extent to which the Fund may issue preferred shares to 50% of the Fund’s Managed Assets (less the Fund’s obligations under senior securities representing indebtedness). In accordance with Rule 18f-4 under the 1940 Act, when the Fund engages in reverse repurchase agreements and similar financing transactions, the Fund may either (i) maintain asset coverage of at least 300% with respect to such transactions and any other borrowings in the aggregate, or (ii) treat such transactions as “derivatives transactions” and comply with Rule 18f-4 with respect to such transactions. See “Restrictions on the Use of Derivative and Other Transactions” above for additional information.

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Certain types of leverage the Fund may use may result in the Fund being subject to covenants relating to asset coverage and portfolio composition requirements. The Fund may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for any preferred shares issued by the Fund. The terms of any borrowings or these rating agency guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. FS Credit Income Advisor does not believe that these covenants or guidelines will impede it from managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies.

The Fund may invest in the securities of other investment companies. Such investment companies may also be leveraged, and will therefore be subject to the leverage risks described above. This additional leverage may in certain market conditions reduce the NAV of the Shares and the returns to Shareholders.

On October 25, 2017, and effective November 1, 2017, the Fund entered into the BNP Facility with BNP Paribas. The BNP Facility provides for borrowings in U.S. dollars and certain agreed upon foreign currencies. The Fund may borrow on an uncommitted basis, at the discretion of BNP Paribas, to the extent the pledged collateral provides sufficient coverage for such borrowings. The Fund may also borrow on a committed basis up to an aggregate principal amount equal to the average outstanding balance over the past ten business days.

The following hypothetical example provides a demonstration of how the BNP Facility maximum committed financing amount is calculated and may fluctuate. On day one, the Fund has $50,000 in borrowings outstanding under the BNP Facility and this amount has been outstanding for over 10 days. Therefore, the maximum committed financing amount on day one is $50,000. On day two, the Fund repays $10,000, bringing the total amount of borrowings outstanding under the BNP Facility to $40,000. On days three through ten the Fund does not further repay outstanding borrowings or borrow additional amounts. As a result, the maximum committed financing amount on days three through ten will incrementally decrease as follows: on day three, $49,000, on day four, $48,000, on day five, $47,000, on day six, $46,000, on day seven, $45,000, on day eight, $44,000, on day nine, $43,000, on day 10, $42,000.

The Fund may terminate the BNP Facility at any time upon written notice to BNP Paribas. Absent a default or facility termination event (or the ratings decline described in the following sentence), BNP Paribas is required to provide the Fund with 179 days’ written notice prior to terminating or materially amending the BNP Facility. In addition, BNP Paribas has a cancellation right if BNP Paribas’ long-term credit rating declines three or more notches below its highest rating by any of Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services or Fitch IBCA, Inc. during the term of the BNP Facility. Upon any such termination, BNP Paribas is required to pay the Fund a fee equal to 1.00% of the maximum amount of financing available on the termination date.

Prior to January 27, 2023, under the BNP Facility, borrowings bore interest at the rate of one-month London Interbank Offered Rate (“LIBOR”) (or the relevant reference rate for any foreign currency borrowings) plus 1.00% per annum. Effective January 27, 2023, borrowings bear interest at the rate of Overnight Bank Funding Rate (“OBFR”) (or the relevant reference rate for any foreign currency borrowings) plus 1.10% per annum (or the relevant spread for any foreign currency borrowings). Interest is payable monthly in arrears or may be capitalized on the principal balance as additional cash borrowing.

Under the BNP Facility, the Fund has made certain representations and warranties and is required to comply with various covenants, reporting requirements and other requirements customary for facilities of this type. The value of securities required to be pledged by the Fund is determined in accordance with the margin requirements described in the BNP Facility agreements. The BNP Facility agreements contain events of default and termination events customary for similar financing transactions.

The Fund’s obligations under the BNP Facility are secured by a first priority security interest in the Fund’s assets held at certain specified custody accounts.

Illustration. The following table illustrates the effect of leverage on returns from an investment in our shares, assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below. The calculation assumes (i) $[ ] million in average total assets, (ii) a weighted average cost of funds of [ ]%, (iii) $[ ] million in borrowings outstanding (i.e. assumes the Fund borrows funds equal to [ ]% of its average net assets during such period) and (iv) $[ ] million in average Shareholders’ equity. In order to compute the corresponding return to Shareholders, the “Assumed Return on the Fund’s Portfolio (net of expenses)” is multiplied by the assumed average total assets to obtain an assumed return to the Fund. From this amount, the interest expense is calculated by multiplying the assumed weighted average cost of funds by the assumed borrowings outstanding, and the product is subtracted from the assumed return to the Fund in order to determine the return available to Shareholders. The return available to Shareholders is then divided by Shareholders’ equity to determine the corresponding return to Shareholders. Actual interest payments may be different.

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Assumed Return on the Fund’s Portfolio (net of expenses)	-10%		-5%		0%		5%		10%
Corresponding return to Shareholders	[ ]	%	[ ]	%	[ ]	%	[ ]	%	[ ]	%

Similarly, assuming (i) $[ ] million in average total assets, (ii) a weighted average cost of funds of [ ]% and (iii) $[ ] million in borrowings outstanding, the Fund’s assets would need to yield an annual return (net of expenses) of approximately [ ]% in order to cover the annual interest payments on the Fund’s outstanding borrowings.

Cost of Capital and Net Investment Income Risk. If the Fund uses debt to finance investments, its net investment income may depend, in part, upon the difference between the rate at which it borrows funds and the rate at which it invests those funds. As a result, the Fund can offer no assurance that a significant change in market interest rates will not have a material adverse effect on the Fund’s net investment income. In periods of rising interest rates when it has debt outstanding, the Fund’s cost of funds will increase, which could reduce the Fund’s net investment income. The Fund may use interest rate risk management techniques in an effort to limit its exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act.

These activities may limit the Fund’s ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition and results of operations.

Prepayment and Maturity Extension Risk. Prepayment risk occurs when a debt investment held by the Fund can be repaid in whole or in part prior to its maturity. The amount of prepayable obligations in which the Fund invests from time to time may be affected by general business conditions, market interest rates, borrowers’ financial conditions and competitive conditions among lenders. In a period of declining interest rates, borrowers may prepay investments more quickly than anticipated, reducing the yield to maturity and the average life of the relevant investment. Moreover, when the Fund reinvests the proceeds of a prepayment in these circumstances, it will likely receive a rate of interest that is lower than the rate of interest on the security that was prepaid. To the extent that the Fund purchases the relevant investment at a premium, prepayments may result in a loss to the extent of the premium paid. If the Fund buys such investments at a discount, both scheduled payments and unscheduled prepayments will increase current and total returns and unscheduled prepayments will also accelerate the recognition of income, which may be taxable as ordinary income to investors. In a period of rising interest rates, prepayments of investments may occur at a slower than expected rate, creating maturity extension risk. This particular risk may effectively change an investment that was considered short- or intermediate-term at the time of purchase into a longer-term investment. Since the value of longer-term investments generally fluctuates more widely in response to changes in interest rates than shorter-term investments, maturity extension risk could increase the volatility of the Fund. When interest rates decline, the value of an investment with prepayment features may not increase as much as that of other fixed-income securities, and, as noted above, changes in market rates of interest may accelerate or delay prepayments and thus affect maturities.

Non-U.S. Securities Risk. Investments in certain non-U.S. securities involve factors not typically associated with investing in the United States or other developed countries, including risks relating to: (i) differences between U.S. and non-U.S. securities markets, including potential price volatility in and relative illiquidity of some non-U.S. securities markets; the absence of uniform accounting, auditing and financial reporting standards, practices, and disclosure requirements; and less government supervision and regulation; (ii) other differences in law and regulation, including fewer investor protections, less stringent fiduciary duties, less developed bankruptcy laws and difficulty in enforcing contractual obligations; (iii) certain economic and political risks, including potential economic, political or social instability; exchange control regulations; restrictions on foreign investment and repatriation of capital, possibly requiring government approval; expropriation or confiscatory taxation; other government restrictions by the United States or other governments; higher rates of inflation; higher transaction costs; and reliance on a more limited number of commodity inputs, service providers, and/or distribution mechanisms; and (iv) the possible imposition of local taxes on income and gains recognized with respect to securities and assets. Certain non-U.S. markets may rely heavily on particular industries or non-U.S. capital and are more vulnerable to diplomatic developments, the imposition of economic sanctions against a particular country or countries, organizations, entities and/or individuals, changes in international trading patterns, trade barriers, and other protectionist or retaliatory measures. International trade barriers or economic sanctions against non-U.S. countries, organizations, entities and/or individuals may adversely affect the Fund’s non-U.S. holdings or exposures. Certain non-U.S. investments may become less liquid in response to social, political or market developments or adverse investor perceptions, or become illiquid after purchase by the Fund, particularly during periods of market turmoil. Certain non-U.S. investments may become illiquid when, for instance, there are few, if any, interested buyers and sellers or when dealers are unwilling to make a market for certain securities. When the Fund holds illiquid investments, its portfolio may be harder to value, especially in changing markets. The risks of investments in emerging markets, as described below and including the risks described above, are usually greater than the risks involved in investing in more developed markets. Because non-U.S. securities may trade on days when the Shares are not priced, the Fund’s NAV may change at times when Shares cannot be sold.

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Rules adopted under the 1940 Act permit the Fund to maintain its non-U.S. securities and foreign currency in the custody of certain eligible non-U.S. banks and securities depositories, and the Fund generally holds its non-U.S. securities and foreign currency in foreign banks and securities depositories. Some foreign banks and securities depositories may be recently organized or new to the foreign custody business. In addition, there may be limited or no regulatory oversight of their operations. Also, the laws of certain countries limit the Fund’s ability to recover its assets if a foreign bank, depository or issuer of a security, or any of their agents, goes bankrupt. In addition, it is often more expensive for the Fund to buy, sell and hold securities in certain foreign markets than in the United States. The increased expense of investing in foreign markets reduces the amount the Fund can earn on its investments and typically results in a higher operating expense ratio for the Fund than for investment companies invested only in the United States.

Certain banks in foreign countries may not be eligible sub-custodians for the Fund, in which event the Fund may be precluded from purchasing securities in certain foreign countries in which it otherwise would invest or the Fund may incur additional costs and delays in providing transportation and custody services for such securities outside of such countries. The Fund may encounter difficulties in effecting portfolio transactions on a timely basis with respect to any securities of issuers held outside their countries.

The economies of certain foreign markets may not compare favorably with the economy of the United States with respect to such issues as growth of gross national product, reinvestment of capital, resources and balance of payments position. Certain foreign economies may rely heavily on particular industries or foreign capital and are more vulnerable to diplomatic developments, the imposition of economic sanctions against a particular country or countries, changes in international trading patterns, trade barriers and other protectionist or retaliatory measures. Investments in foreign markets may also be adversely affected by governmental actions such as the imposition of capital controls, nationalization of companies or industries, expropriation of assets or the imposition of punitive taxes. In addition, the governments of certain countries may prohibit or impose substantial restrictions on foreign investments in their capital markets or in certain industries. Any of these actions could severely affect securities prices or impair the Fund’s ability to purchase or sell non-U.S. securities or transfer the Fund’s assets or income back into the United States, or otherwise adversely affect the Fund’s operations. In addition, the U.S. government has from time to time in the past imposed restrictions, through penalties and otherwise, on foreign investments by U.S. investors such as the Fund. If such restrictions should be reinstituted, it might become necessary for the Fund to invest all or substantially all of its assets in U.S. securities.

Other potential foreign market risks include foreign exchange controls, difficulties in pricing securities, defaults on foreign government securities, difficulties in enforcing legal judgments in foreign courts and political and social instability. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries and securities and currency markets, and the value of the Fund’s investments, in non-U.S. countries. These factors are extremely difficult, if not impossible, to predict and take into account with respect to the Fund’s investments.

In general, less information is publicly available with respect to foreign issuers than is available with respect to U.S. companies. Accounting standards in other countries are not necessarily the same as in the United States. The accounting, auditing and financial reporting standards and practices applicable to foreign companies may be less rigorous, and there may be significant differences between financial statements prepared in accordance with those accounting standards as compared to financial statements prepared in accordance with international accounting standards. Consequently, the quality of certain foreign audits may be unreliable, which may require enhanced procedures, and the Fund may not be provided with the same level of protection or information as would generally apply in developed countries, potentially exposing the Fund to significant losses. If the accounting standards in another country do not require as much detail as U.S. accounting standards, it may be harder for FS Credit Income Advisor to completely and accurately determine a company’s financial condition.

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Many foreign governments do not supervise and regulate stock exchanges, brokers and the sale of securities to the same extent as such regulations exist in the United States. They also may not have laws to protect investors that are comparable to U.S. securities laws. For example, some foreign countries may have no laws or rules against insider trading. Insider trading occurs when a person buys or sells a company’s securities based on material non-public information about that company. In addition, some countries may have legal systems that may make it difficult for the Fund to vote proxies, exercise shareholder rights, and pursue legal remedies with respect to its non-U.S. securities.

Settlement and clearance procedures in certain foreign markets differ significantly from those in the United States. Foreign settlement and clearance procedures and trade regulations also may involve certain risks (such as delays in payment for or delivery of securities) not typically associated with the settlement of U.S. investments. Communications between the United States and foreign countries may be unreliable, increasing the risk of delayed settlements or losses of security certificates in markets that still rely on physical settlement. At times, settlements in certain foreign countries have not kept pace with the number of securities transactions. These problems may make it difficult for the Fund to carry out transactions. If the Fund cannot settle or is delayed in settling a purchase of securities, it may miss attractive investment opportunities and certain of its assets may be uninvested with no return earned thereon for some period. If the Fund cannot settle or is delayed in settling a sale of securities, it may lose money if the value of the security then declines or, if it has contracted to sell the security to another party, the Fund could be liable for any losses incurred.

Historically, the volume of transactions effected on foreign stock exchanges has been appreciably below that of U.S. exchanges. Accordingly, the Fund’s non-U.S. securities may be less liquid and their prices may be more volatile than comparable investments in securities in U.S. companies.

A number of countries have authorized the formation of closed-end investment companies to facilitate indirect foreign investment in their capital markets. The 1940 Act restricts the Fund’s investments in securities of other closed-end investment companies. This restriction on investments in securities of closed-end investment companies may limit opportunities for the Fund to invest indirectly in certain smaller capital markets. Shares of certain closed-end investment companies may at times be acquired only at market prices representing premiums to their NAVs. If the Fund acquires shares in closed-end investment companies, Shareholders would bear both their proportionate share of the Fund’s expenses (including investment advisory fees) and, indirectly, the expenses of such closed-end investment companies. The Fund also may seek, at its own cost, to create its own investment entities under the laws of certain countries.

Emerging Markets Risk. The Fund may invest in non-U.S. securities of issuers in so-called “emerging markets” (or lesser developed countries). Such investments are particularly speculative and entail all of the risks of investing in non-U.S. securities but to a heightened degree. “Emerging market” countries generally include all countries other than “developed” countries as determined by MSCI classifications. Investments in the securities of issuers domiciled in countries with emerging capital markets involve certain additional risks that do not generally apply to investments in securities of issuers in more developed capital markets, such as (i) low or non-existent trading volume, resulting in a lack of liquidity and increased volatility in prices for such securities, as compared to securities of comparable issuers in more developed capital markets; (ii) uncertain national policies and social, political and economic instability, increasing the potential for expropriation of assets, confiscatory taxation, high rates of inflation or unfavorable diplomatic developments; (iii) possible fluctuations in exchange rates, differing legal systems and the existence or possible imposition of exchange controls, custodial restrictions or other foreign or U.S. governmental laws or restrictions applicable to such investments; (iv) national policies that may limit the Fund’s investment opportunities such as restrictions on investment in issuers or industries deemed sensitive to national interests; and (v) the lack, or relatively early development, of legal structures governing private and foreign investments and private property.

Foreign investment in certain emerging market countries may be restricted or controlled to varying degrees. These restrictions or controls may at times limit or preclude foreign investment in certain emerging market issuers and increase the costs and expenses of the Fund. Certain emerging market countries require governmental approval prior to investments by foreign persons in a particular issuer, limit the amount of investment by foreign persons in a particular issuer, limit the investment by foreign persons only to a specific class of securities of an issuer that may have less advantageous rights than the classes available for purchase by domiciliaries of the countries and/or impose additional taxes on foreign investors.

Emerging markets are more likely to experience hyperinflation and currency devaluations, which adversely affect returns to U.S. investors. In addition, many emerging markets have far lower trading volumes and less liquidity than developed markets. Since these markets are often small, they may be more likely to suffer sharp and frequent price changes or long-term price depression because of adverse publicity, investor perceptions or the actions of a few large investors. In addition, traditional measures of investment value used in the United States, such as price to earnings ratios, may not apply to certain small markets. Also, there may be less publicly available information about issuers in emerging markets than would be available about issuers in more developed capital markets, and such issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to those to which U.S. companies are subject. In certain countries with emerging capital markets, reporting standards vary widely.

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Many emerging markets have histories of political instability and abrupt changes in policies and these countries may lack the social, political and economic stability characteristic of more developed countries. As a result, their governments are more likely to take actions that are hostile or detrimental to private enterprise or foreign investment than those of more developed countries, including expropriation of assets, confiscatory taxation, high rates of inflation or unfavorable diplomatic developments. In the past, governments of such nations have expropriated substantial amounts of private property, and most claims of the property owners have never been fully settled. There are no assurances that such expropriations will not reoccur. In such an event, it is possible that the Fund could lose the entire value of its investments in the affected market. Some countries have pervasive corruption and crime that may hinder investments. Certain emerging markets may also face other significant internal or external risks, including the risk of war, and ethnic, religious and racial conflicts. In addition, governments in many emerging market countries participate to a significant degree in their economies and securities markets, which may impair investment and economic growth. National policies that may limit the Fund’s investment opportunities include restrictions on investment in issuers or industries deemed sensitive to national interests. In such a dynamic environment, there can be no assurances that any or all of these capital markets will continue to present viable investment opportunities for the Fund.

Emerging markets may also have differing legal systems and the existence or possible imposition of exchange controls, custodial restrictions or other foreign or U.S. governmental laws or restrictions applicable to such investments. Sometimes, those markets may lack or be in the relatively early development of legal structures governing private and foreign investments and private property. In addition to withholding taxes on investment income, some countries with emerging markets may impose differential capital gains taxes on foreign investors. In addition, emerging market countries typically have less established legal, accounting and financial reporting systems than those in more developed markets, which may reduce the scope or quality of financial information available to investors. Governments in emerging market countries are often less stable and more likely to take extra-legal action with respect to companies, industries, assets, or foreign ownership than those in more developed markets. Moreover, it can be more difficult for investors to bring litigation or enforce judgments against issuers in emerging markets or for U.S. regulators to bring enforcement actions against such issuers. The Fund may also be subject to Emerging Markets Risk if it invests in derivatives or other securities or instruments whose value or return are related to the value or returns of emerging markets securities.

Practices in relation to settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in part because the Fund will need to use brokers and counterparties that are less well capitalized, and custody and registration of assets in some countries may be unreliable. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists in some emerging markets, and, along with other factors, could result in ownership registration being completely lost. The Fund would absorb any loss resulting from such registration problems and may have no successful claim for compensation. In addition, communications between the United States and emerging market countries may be unreliable, increasing the risk of delayed settlements or losses of security certificates.

Foreign Currency Risk. Investments made by the Fund, and the income received by the Fund with respect to such investments, may be denominated in various non-U.S. currencies. However, the books of the Fund are maintained in U.S. dollars. Accordingly, changes in currency values may adversely affect the U.S. dollar value of portfolio investments, interest and other revenue streams received by the Fund, gains and losses realized on the sale of portfolio investments, and the amount of distributions, if any, made by the Fund. In addition, the Fund may incur substantial costs in converting investment proceeds from one currency to another. The Fund may enter into derivative transactions designed to reduce such currency risks. Furthermore, the portfolio companies in which the Fund invests may be subject to risks relating to changes in currency values. If a portfolio company suffers adverse consequences as a result of such changes, the Fund may also be adversely affected as a result. Should the Fund invest in a debt security denominated in U.S. dollars and issued by an issuer whose functional currency is a currency other than the U.S. dollar, and such currency decreases in value against the U.S. dollar, such issuer’s ability to repay its obligation under the U.S. dollar-denominated security may be negatively impacted.

Sovereign Government and Supranational Debt Risk. Investments in sovereign debt involve special risks. Foreign governmental issuers of debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due. In the event of default, there may be limited or no legal recourse in that, generally, remedies for defaults must be pursued in the courts of the defaulting party. Political conditions, especially a sovereign entity’s willingness to meet the terms of its debt obligations, are of considerable significance. The ability of a foreign sovereign issuer, especially an emerging market country, to make timely payments on its debt obligations will also be strongly influenced by the sovereign issuer’s balance of payments, including export performance, its access to international credit facilities and investments, fluctuations of interest rates and the extent of its foreign reserves. The cost of servicing external debt will also generally be adversely affected by rising international interest rates, as many external debt obligations bear interest at rates which are adjusted based upon international interest rates. Also, there can be no assurances that the holders of commercial bank loans to the same sovereign entity may not contest payments to the holders of sovereign debt in the event of default under commercial bank loan agreements. In addition, there is no bankruptcy proceeding with respect to sovereign debt on which a sovereign has defaulted and the Fund may be unable to collect all or any part of its investment in a particular issue. Foreign investment in certain sovereign debt is restricted or controlled to varying degrees, including requiring governmental approval for the repatriation of income, capital or proceeds of sales by foreign investors. These restrictions or controls may at times limit or preclude foreign investment in certain sovereign debt and increase the costs and expenses of the Fund.

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LIBOR Risk. The Fund’s investments, interest payment obligations and financing terms may be based on floating rates, such as LIBOR. The ICE Benchmark Administration Limited, the administrator of LIBOR, ceased publishing most LIBOR tenors, including some U.S. dollar LIBOR tenors, on December 31, 2021, and ceased publishing the remaining and most liquid U.S. dollar LIBOR tenors on June 30, 2023. As a result, many market participants have transitioned to the use of alternative reference or benchmark rates prior to the applicable LIBOR publication cessation date. The UK Financial Conduct Authority required the publication of synthetic LIBOR for the one-month, three-month and six-month U.S. dollar LIBOR settings after June 30, 2023 through at least September 30, 2024.The U.S. Federal Reserve, based on the recommendations of the Alternative Reference Rate Committee (comprised of major derivative market participants and their regulators) of the New York Federal Reserve (NYFR), has begun publishing SOFR, which is intended to replace U.S. dollar LIBOR. Alternative reference rates for other currencies have also been announced or have already begun publication. Markets are slowly developing in response to these new rates.

Uncertainty related to the liquidity impact of the change in rates, and how to appropriately adjust these rates at the time of transition, poses risks for the Fund. The discontinuation of LIBOR could have a significant impact on the financial markets in general and may also present heightened risk to market participants, including public companies, investment advisers, investment companies, and broker-dealers. The risks associated with this discontinuation and transition will be exacerbated if the work necessary to effect an orderly transition to an alternative reference rate is not completed in a timely manner. Accordingly, it is difficult to predict the full impact of the transition away from LIBOR on the Fund or the Fund’s investments until new reference rates and fallbacks for both legacy and new instruments and contracts are commercially accepted and market practices become settled. The transition process might lead to increased volatility and illiquidity in markets for instruments whose terms currently include LIBOR. It could also lead to a reduction in the value of some LIBOR-based investments. Since the usefulness of LIBOR as a benchmark could deteriorate during the transition period, these effects could occur prior to the completion of the transition. All of the aforementioned may adversely affect the Fund’s performance or NAV.

SOFR Risk. SOFR is intended to be a broad measure of the cost of borrowing funds overnight in transactions that are collateralized by U.S. Treasury securities. SOFR is calculated based on transaction-level repo data collected from various sources. For each trading day, SOFR is calculated as a volume-weighted median rate derived from such data. SOFR is calculated and published by the NYFR. If data from a given source required by the NYFR to calculate SOFR is unavailable for any day, then the most recently available data for that segment will be used, with certain adjustments. If errors are discovered in the transaction data or the calculations underlying SOFR after its initial publication on a given day, SOFR may be republished at a later time that day. Rate revisions will be effected only on the day of initial publication and will be republished only if the change in the rate exceeds one basis point.

Because SOFR is a financing rate based on overnight secured funding transactions, it differs fundamentally from LIBOR. LIBOR was intended to be an unsecured rate that represents interbank funding costs for different short-term maturities or tenors. It was a forward-looking rate reflecting expectations regarding interest rates for the applicable tenor. Thus, LIBOR was intended to be sensitive, in certain respects, to bank credit risk and to term interest rate risk. In contrast, SOFR is a secured overnight rate reflecting the credit of U.S. Treasury securities as collateral. Thus, it is largely insensitive to credit-risk considerations and to short-term interest rate risks. SOFR is a transaction-based rate, and it has been more volatile than other benchmark or market rates, such as three-month LIBOR, during certain periods. For these reasons, among others, there is no assurance that SOFR, or rates derived from SOFR, will perform in the same or similar way as LIBOR would have performed at any time, and there is no assurance that SOFR-based rates will be a suitable substitute for LIBOR. SOFR has a limited history, having been first published in April 2018. The future performance of SOFR, and SOFR-based reference rates, cannot be predicted based on SOFR’s history or otherwise. Levels of SOFR in the future, including following the discontinuation of LIBOR, may bear little or no relation to historical levels of SOFR, LIBOR or other rates.

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Currency Hedging Risk. FS Credit Income Advisor may seek to hedge all or a portion of the Fund’s foreign currency risk. However, FS Credit Income Advisor cannot guarantee that it will be practical to hedge these risks in certain markets or conditions or that any efforts to do so will be successful.

Arbitrage Risk. The Fund may engage in arbitrage strategies. Arbitrage strategies entail various risks, including the risk that external events, regulatory approvals and other factors will impact the consummation of announced corporate events and/or the prices of certain positions.

U.S. Credit Rating and European Economic Crisis Risk. In August 2011, S&P lowered its long-term sovereign credit rating on the United States from “AAA” to “AA+,” which was re-affirmed by S&P in March 2022. In January 2012, S&P lowered its long-term sovereign credit ratings for France, Italy, Spain and six other European countries, which negatively impacted global markets and economic conditions. S&P subsequently raised its long-term sovereign credit rating on Spain to “A” with a stable outlook. Furthermore, following the UK’s referendum to leave the European Union (“EU”), S&P lowered its long-term sovereign credit rating. In addition, the terms of the UK’s exit and any future referendums in other European countries may disrupt the global market. U.S. budget deficit concerns, together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns. The impact of any further downgrade to the U.S. government’s sovereign credit rating, or its perceived creditworthiness, and the impact of the current crisis in Europe with respect to the ability of certain EU countries to continue to service their sovereign debt obligations is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. In addition, the economic downturn and the significant government interventions into the financial markets and fiscal stimulus spending over the last several years have contributed to significantly increased U.S. budget deficits. There can be no assurance that future fiscal or monetary measures to aid economic recovery will be effective. These developments and reactions of the credit markets to these developments could cause interest rates and borrowing costs to rise, which may negatively impact the Fund’s ability to obtain debt financing on favorable terms. In addition, any adverse economic conditions resulting from any further downgrade of the U.S. government’s sovereign credit rating or the economic crisis in Europe could have a material adverse effect on the Fund’s business, financial condition and results of operations.

Eurozone and Redenomination Risk. The Fund may invest from time to time in European companies and companies that may be affected by the Eurozone economy.

The United Kingdom (“UK”) left the European Union (“EU”) on January 31, 2020, and a transition period during which the UK and EU negotiated terms of departure ended on December 31, 2020. The departure is commonly referred to as “Brexit.” The UK and EU reached an agreement, effective January 1, 2021, on the terms of their future trading relationship, which principally relates to the trading of goods. Uncertainties remain relating to certain aspects of the UK’s future economic, trading and legal relationships with the EU and other countries. Brexit may have significant political and financial consequences for the Eurozone markets and broader global economy, including greater volatility in the global stock markets and illiquidity, fluctuations in currency and exchange rates, and an increased likelihood of a recession in the UK. Securities issued by companies domiciled in the UK could be subject to changing regulatory and tax regimes. Banking and financial services companies that operate in the UK or EU could be disproportionately impacted by these actions. Further insecurity in EU membership or the abandonment of the euro could exacerbate market and currency volatility and negatively impact investments in securities issued by companies located in EU countries. Brexit also may cause additional member states to contemplate departing the EU, which would likely perpetuate political and economic instability in the region and cause additional market disruption in global financial markets. As a result, markets in the UK, Europe and globally could experience increased volatility and illiquidity, and potentially lower economic growth which in return could potentially have an adverse effect on the value of the Fund’s investments. Market disruption in the EU and globally may have a negative effect on the value of the Fund’s investments.

Economic Recession or Downturn Risk. Many of the Fund’s portfolio companies may be susceptible to economic slowdowns or recessions. Therefore, the Fund’s non-performing assets are likely to increase, and the value of its portfolio is likely to decrease, during these periods. A prolonged recession may result in losses of value in the Fund’s portfolio and a decrease in the Fund’s revenues, net income and NAV. Unfavorable economic conditions also could increase the Fund’s funding costs, limit the Fund’s access to the capital markets or result in a decision by lenders not to extend credit to it on terms it deems acceptable. These events could prevent the Fund from increasing investments and harm the Fund’s operating results.

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Risks Associated with Commodity Futures Trading Commission Rulemaking. FS Credit Income Advisor has claimed an exclusion from the definition of the term “commodity pool operator” in accordance with CFTC Regulation 4.5 so that FS Credit Income Advisor is not subject to registration or regulation as a commodity pool operator (“CPO”) under the Commodity Exchange Act (the “CEA”) with respect to the Fund. In order to maintain the exclusion for FS Credit Income Advisor, the Fund must invest no more than a prescribed level of its liquidation value in certain futures, certain swap contracts and certain other derivatives subject to the CEA’s jurisdiction, and the Fund must not market itself as providing investment exposure to such instruments. If the Fund’s investments no longer qualify FS Credit Income Advisor for the exclusion, FS Credit Income Advisor may be subject to the CFTC’s CPO registration requirements with respect to the Fund, and the disclosure and operations of the Fund would need to comply with all applicable regulations governing commodity pools registered as investment companies under the 1940 Act and commodity pool operators. Compliance with the additional registration and regulatory requirements may increase operating expenses. Other potentially adverse regulatory initiatives could also develop.

Failure of Futures Commission Merchants and Clearing Organizations. The Fund may deposit funds required to margin open positions in the derivative instruments subject to the CEA with a clearing broker registered as a “futures commission merchant” (“FCM”). The CEA requires an FCM to segregate all funds received from customers with respect to any orders for the purchase or sale of U.S. domestic futures contracts and cleared swaps from the FCM’s proprietary assets. Similarly, the CEA requires each FCM to hold in a separate secure account all funds received from customers with respect to any orders for the purchase or sale of foreign futures contracts and segregate any such funds from the funds received with respect to domestic futures contracts. However, all funds and other property received by a clearing broker from its customers are held by the clearing broker on a commingled basis in an omnibus account and may be invested by the clearing broker in certain instruments permitted under the applicable regulation. There is a risk that assets deposited by the Fund with any swaps or futures clearing broker as margin for futures contracts may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing broker. In addition, the assets of the Fund may not be fully protected in the event of the clearing broker’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing broker’s combined domestic customer accounts.

Similarly, the CEA requires a clearing organization approved by the CFTC as a derivatives clearing organization to segregate all funds and other property received from a clearing member’s clients in connection with domestic futures, swaps and options contracts from any funds held at the clearing organization to support the clearing member’s proprietary trading. Nevertheless, with respect to futures and options contracts, a clearing organization may use assets of a non-defaulting customer held in an omnibus account at the clearing organization to satisfy payment obligations of a defaulting customer of the clearing member to the clearing organization. As a result, in the event of a default or the clearing broker’s other clients or the clearing broker’s failure to extend own funds in connection with any such default, the Fund would not be able to recover the full amount of assets deposited by the clearing broker on its behalf with the clearing organization.

Interest Rate Risk. The Fund is subject to financial market risks, including changes in interest rates.

General interest rate fluctuations may have a substantial negative impact on the Fund’s investments and investment opportunities and, accordingly, have a material adverse effect on the Fund’s investment objective and the Fund’s rate of return on invested capital. In addition, an increase in interest rates would make it more expensive to use debt for the Fund’s financing needs, if any.

In the event of a rising interest rate environment, payments under floating rate debt instruments would rise and there may be a significant number of issuers of such floating rate debt instruments that would be unable or unwilling to pay such increased interest costs and may otherwise be unable to repay their loans. Investments in floating rate debt instruments may also decline in value in response to rising interest rates if the interest rates of such investments do not rise as much, or as quickly, as market interest rates in general. Similarly, during periods of rising interest rates, fixed rate debt instruments may decline in value because the fixed rates of interest paid thereunder may be below market interest rates.

Investment Terms and Timeframe Risk. Delays in investing the net proceeds of this Offering may impair the Fund’s performance. The Fund cannot assure investors that it will be able to identify any investments that meet the Fund’s investment objective or that any investment that the Fund makes will produce a positive return. The Fund may be unable to invest its assets on acceptable terms within the time period that it anticipates or at all, which could harm the Fund’s financial condition and results of operations.

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Prior to investing in securities of portfolio companies, the Fund may invest primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which it expects to achieve when the Fund’s portfolio is fully invested in securities meeting its investment objective. As a result, any distributions that the Fund pays while its portfolio is not fully invested in securities meeting its investment objective may be lower than the distributions that the Fund may be able to pay when its portfolio is fully invested in securities meeting its investment objective.

Restrictions on Entering into Affiliated Transactions.

The Fund is prohibited under the 1940 Act from participating in certain transactions with certain of its affiliates without relying on an available exemption or the prior approval of the SEC. For purposes of the 1940 Act, the following persons are considered an affiliate of the Fund and the Fund is generally prohibited from buying any securities from or selling any securities to such affiliate: (i) any person that owns, directly or indirectly, 5% or more of the Fund’s outstanding voting securities; (ii) any person that owns, directly or indirectly, 5% or more of the outstanding voting securities of FS Credit Income Advisor (or its controlling entities); or (iii) any person in which FS Credit Income Advisor or a person controlling or under common control with FS Credit Income Advisor owns, directly or indirectly, 5% or more of such person’s voting securities. The 1940 Act also prohibits certain “joint” transactions with certain of the Fund’s affiliates, which could include investments in the same portfolio company (whether at the same or different times), without the prior approval of the SEC. If a person, directly or indirectly, holds more than 5% of the voting securities of the Fund or FS Credit Income Advisor (or its controlling entities), or is under common control with the Fund or FS Credit Income Advisor, the Fund is prohibited from buying any securities or other property from or selling any securities or other property to such person or certain of that person’s affiliates, or entering into “joint” transactions with such person or certain of that person’s affiliates, absent an available exemption or the prior approval of the SEC. Similar restrictions limit the Fund’s ability to transact business with its officers or Trustees or their affiliates.

In addition, the Fund is not permitted to co-invest with certain entities affiliated with FS Credit Income Advisor in transactions originated by FS Credit Income Advisor or its affiliates unless it has obtained an exemptive order from the SEC or co-invests alongside FS Credit Income Advisor or its affiliates in accordance with existing regulatory guidance and the allocation policies of FS Credit Income Advisor and its affiliates, as applicable. However, the Fund has received exemptive relief from the provisions of section 17(d) of the 1940 Act to invest in certain co-investment transactions alongside other funds managed by FS Credit Income Advisor or certain of its affiliates, subject to certain conditions.

In addition, entering into certain transactions that are not deemed “joint” transactions (for purposes of the 1940 Act and relevant guidance from the SEC) may potentially lead to joint transactions within the meaning of the 1940 Act in the future. This may be the case, for example, with issuers who are near default and more likely to enter into restructuring or work-out transactions with their existing debt holders, which may include the Fund and its affiliates. In some cases, to avoid the potential of future joint transactions, FS Credit Income Advisor may avoid allocating an investment opportunity to the Fund that it would otherwise allocate, subject to FS Credit Income Advisor’s then-current allocation policies and any applicable exemptive orders, and to FS Credit Income Advisor’s obligations to allocate opportunities in a fair and equitable manner consistent with their fiduciary duties owed to the Fund and other accounts advised by FS Credit Income Advisor and policies related to approval of investments.

Lack of Funds to Make Additional Investments Risk. The Fund may not have the funds or ability to make additional investments in its portfolio companies. After the Fund’s initial investment in a portfolio company, it may be called upon from time to time to provide additional funds to such company or have the opportunity to increase its investment through the exercise of a warrant to purchase common stock. There is no assurance that the Fund will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on the Fund’s part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for the Fund to increase its participation in a successful operation or may reduce the expected return on the investment.

Funding Future Capital Needs Risk. The net proceeds from this Offering may be used for the Fund’s investment opportunities, operating expenses and for payment of various fees and expenses, such as the Management Fee and other fees. Any working capital reserves the Fund maintains may not be sufficient for investment purposes, and the Fund may require debt or equity financing to operate. Accordingly, in the event that the Fund develops a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to it. Consequently, if the Fund cannot obtain debt or equity financing on acceptable terms, or at all, the Fund’s ability to acquire investments and to expand the Fund’s operations will be adversely affected. As a result, the Fund would be less able to allocate its portfolio among various issuers and industries and achieve its investment objective, which may negatively impact its results of operations and reduce its ability to make distributions.

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Uncertain Exit Strategies. Due to the illiquid nature of some of the positions that the Fund may acquire, as well as the risks associated with the Fund’s investment strategies, the Fund is unable to predict with confidence what the exit strategy may ultimately be for any given investment, or that one will definitely be available. Exit strategies which appear to be viable when an investment is initiated may be precluded by the time the investment is ready to be realized due to economic, legal, political or other factors.

Other Risks Relating to the Fund

Senior Management Personnel of FS Credit Income Advisor. Since the Fund has no employees, it depends on the investment expertise, skill and network of business contacts of FS Credit Income Advisor. FS Credit Income Advisor evaluates, negotiates, structures, executes, monitors and services the Fund’s investments. The Fund’s future success depends to a significant extent on the continued service and coordination of FS Credit Income Advisor and its senior management team. The departure of any members of FS Credit Income Advisor’s senior management team could have a material adverse effect on the Fund’s ability to achieve its investment objective.

The Fund’s ability to achieve its investment objective depends on FS Credit Income Advisor’s ability to identify, analyze, invest in, finance and monitor companies that meet the Fund’s investment criteria. FS Credit Income Advisor’s capabilities in managing the investment process, providing competent, attentive and efficient services to the Fund, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve the Fund’s investment objective, FS Credit Income Advisor may need to hire, train, supervise and manage new investment professionals to participate in the Fund’s investment selection and monitoring process. FS Credit Income Advisor may not be able to find investment professionals in a timely manner or at all. Failure to support the Fund’s investment process could have a material adverse effect on the Fund’s business, financial condition and results of operations.

In addition, the Investment Advisory Agreement and the Administration Agreement have termination provisions that allow the parties to terminate the agreements without penalty. The Investment Advisory Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice by FS Credit Income Advisor or, if the Board or the holders of a majority of the Fund’s outstanding voting securities determine that the Investment Advisory Agreement with FS Credit Income Advisor should be terminated, by the Fund. The Administration Agreement may be terminated at any time, without penalty, by either party, upon 60 days’ written notice to the other party. See “Management Fees - Investment Advisory Agreement.”

If any of these agreements are terminated, it may adversely affect the quality of the Fund’s investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for the Fund to replace FS Credit Income Advisor. Furthermore, the termination of any of these agreements may adversely impact the terms of the Fund’s or its subsidiaries’ financing facilities or any financing facility into which the Fund or its subsidiaries may enter in the future, which could have a material adverse effect on the Fund’s business and financial condition.

FS Credit Income Advisor Relationships. The Fund expects that FS Credit Income Advisor will depend on its relationships with private equity sponsors, investment banks, commercial banks and other market participants, and the Fund expects to rely to a significant extent upon these relationships, to provide it with potential investment opportunities. If FS Credit Income Advisor fails to maintain its existing relationships or develop new relationships with other sponsors or sources of investment opportunities, the Fund may not be able to grow its investment portfolio. In addition, individuals with whom FS Credit Income Advisor have relationships are not obligated to provide the Fund with investment opportunities and, therefore, there is no assurance that such relationships will generate investment opportunities for the Fund.

Closed-End Interval Fund Structure; Liquidity Risks. The Fund operates as a diversified, closed-end management investment company structured as an “interval fund” and is designed primarily for long-term investors. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares. Instead, the Fund will provide limited liquidity to Shareholders by offering to repurchase a limited amount of the Fund’s Shares (at least 5% but no more than 25%) quarterly. See “Quarterly Repurchases of Shares.” The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows. Therefore, an investment in the Fund, unlike an investment in a mutual fund or listed closed-end fund, is not a liquid investment.

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Competition for Investment Opportunities. The Fund competes for investments with other closed-end funds and investment funds, as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested. As a result of these new entrants, competition for investment opportunities may intensify. Many of the Fund’s competitors are substantially larger and have considerably greater financial, technical and marketing resources than it does. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some of the Fund’s competitors may have higher risk tolerances or different risk assessments than it has. These characteristics could allow the Fund’s competitors to consider a wider variety of investments, establish more relationships and pay more competitive prices for investments than it is able to do. The Fund may lose investment opportunities if it does not match its competitors’ pricing. If the Fund is forced to match its competitors’ pricing, it may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of the Fund’s competitors could force it to accept less attractive investment terms. Furthermore, many of the Fund’s competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on it as a closed-end fund.

Litigation. From time to time, in the ordinary course of its operations, FS Credit Income Advisor and its affiliates may be subject to litigation and arbitration, which can be costly and divert significant portions of FS Credit Income Advisor’s time and resources. Any litigation or arbitration could have a materially adverse effect on the Fund.

Systems Risks. The Fund depends on FS Credit Income Advisor to develop and implement appropriate systems for the Fund’s activities. Certain of the Fund’s and FS Credit Income Advisor’s operations interface with or depend on systems operated by third parties, including market counterparties and other service providers, and the Fund or FS Credit Income Advisor may not be in a position to verify the risks or reliability of such third-party systems. These programs or systems may be subject to certain defects, failures or interruptions, including, but not limited to, those caused by worms, viruses and power failures. Any such defect or failure could have a material adverse effect on the Fund. For example, such failures could cause settlement of trades to fail, lead to inaccurate accounting, recording or processing of trades and cause inaccurate reports, which may affect the Fund’s ability to monitor its investment portfolio and its risks. Studies have shown that a lack of adequate systems is often a significant contributing factor to failures of funds like the Fund.

Cybersecurity Risk. As part of its business, FS Credit Income Advisor processes, stores and transmits large amounts of electronic information, including information relating to the transactions of the Fund and personally identifiable information of the Shareholders. Similarly, service providers of FS Credit Income Advisor or the Fund, especially the Fund’s Administrator, may process, store and transmit such information. FS Credit Income Advisor has procedures and systems in place that it believes are reasonably designed to protect such information and prevent data loss and security breaches. However, such measures cannot provide absolute security. The techniques used to obtain unauthorized access to data, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time. Hardware or software acquired from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Network connected services provided by third parties to FS Credit Income Advisor may be susceptible to compromise, leading to a breach of FS Credit Income Advisor’s networks. FS Credit Income Advisor’s systems or facilities may be susceptible to employee error or malfeasance, government surveillance, or other security threats. Online services provided by FS Credit Income Advisor to the Shareholders may also be susceptible to compromise. Breach of FS Credit Income Advisor’s information systems may cause information relating to the transactions of the Fund and personally identifiable information of the Shareholders to be lost or improperly accessed, used or disclosed.

The service providers of FS Credit Income Advisor and the Fund are subject to the same electronic information security threats as FS Credit Income Advisor. In addition, the Fund and FS Credit Income Advisor have limited ability to prevent or mitigate cybersecurity incidents affecting third-party service providers, and such third-party service providers may have limited indemnification obligations to the Fund or FS Credit Income Advisor. If a service provider fails to adopt or adhere to adequate data security policies, or in the event of a breach of its networks, information relating to the transactions of the Fund and personally identifiable information of the Shareholders may be lost or improperly accessed, used or disclosed.

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The loss or improper access, use or disclosure of FS Credit Income Advisor’s or the Fund’s proprietary information may cause FS Credit Income Advisor or the Fund to suffer, among other things, financial loss, the disruption of its business, liability to third parties, regulatory intervention or reputational damage.

There can be no assurance that the Fund or its service providers, or the issuers of the securities in which the Fund invests, will not suffer losses relating to cybersecurity breaches in the future. Despite reasonable precautions, the risk remains that such incidents could occur, and that such incidents could cause damage to individual investors due to the risk of exposing confidential personal data about investors to unintended parties.

Any of the foregoing events could have a material adverse effect on the Fund and the Shareholders’ investments therein.

Operational Risk. The Fund depends on FS Credit Income Advisor to develop the appropriate systems and procedures to control operational risk. Operational risks arising from mistakes made in the confirmation or settlement of transactions, from transactions not being properly booked, evaluated or accounted for or other similar disruption in the Fund’s operations may cause the Fund to suffer financial loss, the disruption of its business, liability to clients or third parties, regulatory intervention or reputational damage. The Fund relies heavily on its financial, accounting and other data processing systems. The ability of its systems to accommodate an increasing volume of transactions could also constrain the Fund’s ability to properly manage the portfolio.

Purchase Price Risk. The purchase price at which an investor purchases Shares will be determined at each daily closing and will equal the NAV per Share of the applicable class as of such date, plus the applicable Sales Load. As a result, in the event of an increase in the Fund’s NAV per Share of an applicable class, an investor’s purchase price may be higher than the prior daily closing price per Share of the applicable class, and therefore an investor may receive fewer Shares than if an investor had subscribed at the prior daily closing price.

Insufficient Capital Raise Risk. There is no assurance that the Fund will raise sufficient proceeds in this Offering to allow the Fund to purchase a portfolio of investments allocated among various issuers and industries and generate income sufficient to cover the Fund’s expenses. Even if the Fund raises sufficient funds to cover the Fund’s expenses, a lower capital raise will result in the Fund’s fees and expenses constituting a larger percentage of an investor’s investment payable to the Fund’s fees and expenses. As a result, the Fund may be unable to achieve its investment objective and an investor could lose some or all of the value of his or her investment in the Fund.

“Best-Efforts” Offering Risk. This Offering is being made on a best efforts basis, whereby the Distributor is only required to use its best efforts to sell the Shares and has no firm commitment or obligation to purchase any of the Shares. To the extent that less than the maximum number of Shares is subscribed for, the opportunity for the allocation of the Fund’s investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund’s expenses over a smaller capital base.

Fluctuations in Results. The Fund could experience fluctuations in its operating results due to a number of factors, including the Fund’s ability or inability to make investments that meet the Fund’s investment objective, the interest or dividend rates payable on the securities it acquires, the level of the Fund’s expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which it encounters competition in its markets and general economic conditions. As a result of these and other factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Repurchase Risks. Quarterly repurchases by the Fund of its Shares typically will be funded from available cash or sales of portfolio securities. If a repurchase offer is oversubscribed, the Fund may determine to increase the amount repurchased by up to 2.00% of the Fund’s outstanding Shares as of the date of the Repurchase Request Deadline, but any such increases in the amounts repurchased may not exceed an aggregate of 2.00% in any three-month period. In the event that the Fund determines not to repurchase more than the repurchase offer amount, or if Shareholders tender more than the repurchase offer amount plus 2.00% of the Fund’s outstanding Shares (less any additional amounts repurchased in prior repurchase offers within a three-month period) as of the date of the Repurchase Request Deadline, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request.

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Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than FS Credit Income Advisor otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. FS Credit Income Advisor may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect Shareholders who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. The Fund’s investments are subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid investments at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. Additionally, to the extent the Fund consistently is in a “net repurchase” position, its assets will likely decline, which will in turn increase the Fund’s expense ratio and could place the continued viability of the Fund in jeopardy. If the Fund were to liquidate after a period of net repurchases, the assets left in the Fund would likely be the Fund’s more illiquid assets, which may result in remaining Shareholders being required to hold their investment in the Fund, and be subject to changes (including declines) in value, for a prolonged period of time while the Fund seeks to liquidate its remaining investments. In such a scenario, a Shareholder could lose the entire value of his or her investment in the Fund.

Large Shareholder Risk. To the extent a large proportion of Shares are held by a small number of Shareholders, including affiliates of FS Credit Income Advisor, the Fund is subject to the risk that these Shareholders will seek to sell Shares in large amounts rapidly in connection with repurchase offers. These transactions could adversely affect the ability of the Fund to conduct its investment program. Furthermore, it is possible that in response to a repurchase offer, the total amount of Shares tendered by a small number of Shareholders may exceed the number of Shares that the Fund has offered to repurchase. If a repurchase offer is oversubscribed by Shareholders, the Fund will repurchase only a pro rata portion of shares tendered by each Shareholder. See “Repurchase Risks” above.

Distribution Payment Risk. The Fund cannot assure investors that it will achieve investment results that will allow it to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, maintenance of the Fund’s RIC status, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.

In the event that the Fund encounters delays in locating suitable investment opportunities, all or a substantial portion of the Fund’s distributions to Shareholders may constitute a return of capital to Shareholders and will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Fund’s investment activities.

Investment Dilution Risk. The Fund’s investors do not have preemptive rights to any Shares that the Fund may issue in the future. The Fund’s declaration of trust authorizes it to issue an unlimited number of Shares. A majority of the Board may amend the Fund’s declaration of trust. After an investor purchases Shares, the Board may elect to sell additional Shares or other classes of Shares in the future or issue equity interests in private offerings. To the extent the Fund issues additional equity interests after an investor purchases its Shares, such investor’s percentage ownership interest in the Fund will be diluted.

Anti-Takeover Risk. The Fund’s declaration of trust and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire it or from attempting to change the composition of the Board. Under the Fund’s declaration of trust, the Fund is not required to hold annual meetings of Shareholders. The Trustees are elected for indefinite terms and do not stand for reelection. The Fund’s declaration of trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the declaration of trust) with or without cause (i) at any meeting of Shareholders by a vote of 75% of the outstanding Shares or (ii) by a written instrument signed by at least two-thirds (662∕3%) of the remaining Trustees. Subject to the limitations of the 1940 Act, the Board may, without Shareholder action, authorize the issuance of Shares in one or more classes or series, including preferred shares; and the Board may, without Shareholder action, amend the Fund’s declaration of trust. These anti-takeover provisions may inhibit a change of control in circumstances that could give Shareholders the opportunity to realize a premium over the value of the Shares.

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Conflicts of Interest Risk. FS Credit Income Advisor and certain of its affiliates may experience conflicts of interest in connection with the management of the Fund, including, but not limited to: the allocation of FS Credit Income Advisor’s time and resources between the Fund and other investment activities; compensation payable by the Fund to FS Credit Income Advisor and its affiliates; overlapping investment objectives across FS Credit Income Advisor or its affiliates’ funds, accounts, or other investment vehicles; the Fund’s reliance on exemptive relief that it has received from the SEC, which permits the Fund to participate in co-investment transactions with certain other funds advised by FS Credit Income Advisor or its affiliates; competition with certain affiliates of FS Credit Income Advisor for investment opportunities; investments at different levels of an entity’s capital structure by the Fund and other clients of FS Credit Income Advisor, subject to the limitations of the 1940 Act; differing recommendations given by FS Credit Income Advisor to the Fund versus other clients; restrictions on FS Credit Income Advisor’s existing business relationships or use of material non-public information with respect to potential investments by the Fund; the formation of additional investment funds or entrance into other investment banking, advisory, investment advisory, and other relationships by FS Credit Income Advisor or its affiliates; and limitations on purchasing or selling securities to other clients of FS Credit Income Advisor or its respective affiliates and on entering into “joint” transactions with certain of the Fund’s or FS Credit Income Advisor’s affiliates. See “Conflicts of Interest.”

Portfolio Fair Value Risk. Under the 1940 Act, the Fund is required to carry its portfolio investments at market value or, if there is no readily available market value, at fair value. There is not a public market for the securities of the privately-held companies in which the Fund may invest. Certain of the Fund’s investments may not be exchange-traded, but may, instead, be traded on a privately negotiated OTC secondary market for institutional investors. As a result, FS Credit Income Advisor, in its capacity as valuation designee, has adopted methods for determining the fair value of such securities and other assets, pursuant to its responsibility for applying such fair valuation methods that has been designated to it by the Board. In connection with the valuation process, the Board receives valuation reports from FS Credit Income Advisor as valuation designee on a quarterly basis. See “Determination of Net Asset Value.”

Certain factors that may be considered in determining the fair value of the Fund’s investments include dealer quotes for securities traded on the OTC secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have been used if an exchange-traded market for these securities existed. Due to this uncertainty, fair value determinations may cause the Fund’s NAV on a given date to materially understate or overstate the value that it may ultimately realize upon the sale of one or more of its investments. Additionally, fair valuation processes for certain securities necessarily involve subjective judgments and assumptions about the value of an asset or liability and these judgments and assumptions may ultimately be incorrect.

ASC 820 and Other Changes in Accounting Rules. The Fund’s assets and liabilities are valued in accordance with the valuation policies set forth herein, subject to the policies and oversight of the Board. However, for purposes of preparing the Fund’s annual audited financial statements, which are prepared in accordance with GAAP, certain of the Fund’s assets and liabilities may be valued in a manner that while consistent with GAAP, is different from the manner in which such assets are valued in accordance with the valuation policies set forth herein.

Specifically, for purposes of GAAP-compliant financial reporting, the Fund is required to follow a specific framework for measuring the fair value of its assets and liabilities, and is required to provide certain additional disclosures regarding the use of fair value measurements in their audited financial statements. Many of these requirements are set forth in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which defines and establishes a framework for measuring fair value under GAAP and expands financial statement disclosure requirements relating to fair value measurements. Other valuation-related requirements are contained in other provisions of GAAP, and other related Financial Accounting Standards Board (“FASB”) Statements and guidance. Additional FASB Statements and guidance, and additional provisions of GAAP, that may be adopted in the future may also impose additional, or different, specific requirements as to the valuation of assets and liabilities for purposes of GAAP-compliant financial reporting.

The Fund may determine in certain instances to value a particular asset at a different value for financial reporting purposes than the value of that same asset as determined in accordance with the valuation policies set forth herein. For example, FS Credit Income Advisor may determine that ASC 820 may require the Fund, for purposes of GAAP-compliant financial reporting, to value its investments at values that are at a discount to the values that are determined in accordance with the valuation policies set forth herein. Conversely, under other accounting guidelines, such as those set forth in ASC No. 805, “Business Combinations,” GAAP may require investments to be priced at values that would be different than values assigned under the valuation policies.

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Accordingly, to the extent that GAAP would require any of the Fund’s assets or liabilities to be valued in a manner that differs from the valuation policies set forth herein, such assets or liabilities will be valued (x) in accordance with GAAP, solely for purposes of preparing the Fund’s GAAP-compliant annual audited financial statements, and (y) in accordance with the valuation policies set forth herein, subject to the policies and oversight of the Board (without regard to any GAAP requirements relating to the determination of fair value), for all other purposes.

Generally, ASC 820 and other accounting rules applicable to investment funds and various assets they invest in are evolving. Such changes may adversely affect the Fund. For example, the evolution of rules governing the determination of the fair market value of assets to the extent such rules become more stringent would tend to increase the cost and/or reduce the availability of third-party determinations of fair market value. This may in turn increase the costs associated with selling assets or affect their liquidity due to inability to obtain a third-party determination of fair market value.

ASC 740 - Accounting Changes; Effect on NAV. Pursuant to FASB ASC 740, formerly known as FIN 48 (“ASC 740”), which provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in financial statements, the Fund is required to determine whether a tax position, based on its technical merits, meets a more-likely-than-not recognition threshold that the position will be sustained upon examination. As a result of such a determination, the Fund may be required to recognize a contingent tax liability in its NAV calculation if the related tax position meets the recognition criterion in ASC 740 and, conversely, may be required to unrecognize a contingent tax liability in its NAV calculation if the related tax position does not meet the recognition criterion in ASC 740. In addition, the NAV of the Fund may be adjusted if an uncertain tax position is settled. Recognition and measurement of each tax position, including any tax position for which there is a lack of authority and audit experience, is determined by the Board, in its sole discretion, based on discussions with FS Credit Income Advisor, tax advisers and the auditor and based on the facts and circumstances known at the time. There can be no assurance that any such determination will not change over time. Adjustments made to the NAV of the Fund in connection with the recognition or unrecognition of contingent tax liabilities may have a material positive or negative effect on certain Shareholders and prospective investors, depending on the circumstances.

Portfolio Turnover Risk. The Fund is anticipated to be actively managed, and its portfolio turnover rate may exceed 100% in any fiscal year. However, the Fund cannot accurately predict its annual portfolio turnover rate, which may vary from year-to-year, as well as within a year. Portfolio turnover is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to Shareholders, will be taxable as ordinary income. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund.

Risks Relating to the Fund’s RIC Status. To qualify and remain eligible for the special tax treatment accorded to RICs and their shareholders under the Code, the Fund must, among other things, meet certain source-of-income, asset diversification and annual distribution requirements. Very generally, in order to qualify as a RIC, the Fund must derive at least 90% of its gross income for each tax year from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, other income derived with respect to its business of investing in stock or other securities, or net income from “qualified publicly traded partnerships” (as defined in the Code). The Fund must also meet certain asset diversification requirements at the end of each quarter of each of its tax years. As a result of these diversification requirements, the Fund may have to dispose of certain investments quickly in order to prevent the loss of RIC status. Any such dispositions could be made at disadvantageous prices or times and may result in substantial losses to the Fund. In addition, in order to be eligible for the special tax treatment accorded RICs, the Fund must meet the annual distribution requirement, requiring it to distribute with respect to each tax year at least 90% of the sum of its “investment company taxable income” (generally its taxable ordinary income and the excess, if any, of its net short-term capital gains over its net long-term capital losses) and its net tax-exempt income (if any), to Shareholders. If the Fund fails to qualify for taxation as a RIC for any reason, it would be subject to regular corporate-level U.S. federal income taxes on all of its taxable income and gains, and the resulting corporate taxes could substantially reduce its net assets, the amount of income available for distribution and the amount of its distributions. Such a failure would have a material adverse effect on the Fund and Shareholders. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions in order to re-qualify as a RIC.

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RIC-Related Risks of Investments Generating Non-Cash Taxable Income. Certain of the Fund’s investments may require the Fund to recognize taxable income in a tax year in excess of the cash generated on those investments during that year. In particular, the Fund may invest in loans and other debt obligations that will be treated as having “market discount” and/or OID for U.S. federal income tax purposes. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of Shares or debt securities, or reduce new investments, to obtain the cash needed to make these distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations, which may further increase the amount that the Fund must distribute to maintain RIC status or avoid Fund-level U.S. federal income or excise taxes.

Instruments that are treated as having OID for U.S. federal income tax purposes may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral. Loans that are treated as having OID generally represent a significantly higher credit risk than coupon loans. Accruals on such instruments may create uncertainty about the source of Fund distributions to Shareholders. OID creates the risk of non-refundable cash payments to FS Credit Income Advisor based on accruals that may never be realized. In addition, the deferral of paid-in-kind (“PIK”) interest also reduces a loan’s loan-to-value ratio at a compounding rate.

Uncertain Tax Treatment. The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund to the extent necessary in order to seek to ensure that it distributes sufficient income so that it does not become subject to U.S. federal income or excise tax.

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MANAGEMENT OF THE FUND

General

Under the Fund’s declaration of trust and bylaws, the Fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The Board consists of five members, four of whom are considered Independent Trustees. The Trustees are subject to removal or replacement in accordance with the laws of the State of Delaware (“Delaware law”) and the Fund’s declaration of trust. Four of the five Trustees serving on the Board were elected by the organizational Shareholder of the Fund. The Statement of Additional Information provides additional information about the Trustees.

FS Credit Income Advisor serves as the Fund’s investment adviser pursuant to the terms of the Investment Advisory Agreement and subject to the authority of, and any policies established by, the Board. Under the Investment Advisory Agreement, FS Credit Income Advisor oversees the management of the Fund’s activities and makes all investment decisions for the Fund’s portfolio.

The Board, including a majority of the Independent Trustees, oversees and monitors the Fund’s investment performance and annually reviews the Investment Advisory Agreement to determine, among other things, whether the fees payable under the agreement are reasonable in light of the services provided.

Prior to December 1, 2024, GoldenTree Asset Management Credit Advisor LLC served as the investment sub-adviser to the Fund.

Investment Personnel

The management of the Fund’s investment portfolio is the responsibility of FS Credit Income Advisor and its investment committee, which includes the Fund’s portfolio managers. The members of FS Credit Income Advisor’s investment committee are Andrew Beckman, Nicholas Heilbut and Robert Hoffman. The members of FS Credit Income Advisor’s investment committee are not employed by the Fund and receive no direct compensation from the Fund in connection with their portfolio management activities. See “Management Fees” for additional information regarding the compensation payable to FS Credit Income Advisor.

Below is biographical information relating to the Fund’s portfolio managers:

Andrew Beckman serves as Head of Global Credit at FS Investments and serves as the Portfolio Manager for FS Credit Opportunities Corp., FS Tactical Opportunities Fund and FS Specialty Lending Fund. Previously, Mr. Beckman was a Partner and Head of Corporate Credit and Special Situations at DW Partners, a $3 billion alternative credit manager. Prior to joining DW Partners, he built and managed Magnetar Capital’s event-driven credit business and served as Head of Event Credit and Head of its Credit Opportunities Fund. Before this, he was a Managing Director and Co-Head of Goldman Sachs’ Special Situations Multi-Strategy Investing Group. Earlier in his career, he worked at Investcorp International in its North American private equity business and at Salomon Smith Barney in the Investment Bank’s Mergers and Acquisitions Group. Mr. Beckman graduated magna cum laude from the University of Pennsylvania’s Wharton School of Business, earning a BS in Economics with a concentration in Finance and Management.

Nicholas Heilbut serves as a Managing Director for FS Investments and serves as a Portfolio Manager and Director of Research for FS Credit Opportunities Corp., FS Tactical Opportunities Fund and FS Specialty Lending Fund. Previously Mr. Heilbut was a Managing Director at DW Partners where he focused on investments in stressed and distressed debt. From 2012–2016, Mr. Heilbut served as the Head of Research for Magnetar’s Event Credit business and the Magnetar Credit Opportunities Fund. He was also a member of the Event Driven Investment Committee. Prior to joining Magnetar, Mr. Heilbut worked at Serengeti Asset Management where he was responsible for the firm’s investments in financial institutions, health care, media and sovereign debt. Mr. Heilbut joined Serengeti from Goldman Sachs where he was a Vice President in the firm’s Special Situations Group’s Multi Strategy Investing business, where he invested in multiple asset classes including public corporate credit and equities, private corporate credit and equities, drug royalties and distressed financial assets. Mr. Heilbut began his career as an associate in Donaldson, Lufkin & Jenrette’s mortgage department. Mr. Heilbut earned a BA in History (Phi Beta Kappa) from the University of Michigan and a MBA from Columbia Business School.

Robert Hoffman serves as a Managing Director, Credit Wealth Solutions at FS Investments and is a subject matter expert on the corporate credit markets and select alternative investment solutions. He develops key communications and resources to help position and educate on FS Investments’ products. He previously served as the firm’s Head of Investment Research, leading the team that analyzes the fundamentals behind market movements, macroeconomic trends, and the performance of specific industries. Mr. Hoffman has over 20 years of experience in the investment and financial services industry. Prior to joining FS Investments, he was an Executive Director at Nomura Corporate Research and Asset Management, Inc., an asset management firm with approximately $20 billion in assets under management. At Nomura, he was responsible for loan portfolio management and trading, and he and his team managed nearly $3 billion in loan assets for retail and institutional clients. Prior to becoming a portfolio manager, he was a senior credit analyst focusing primarily on first- and second-lien corporate loan issues. He covered a range of sectors including energy and gas, utilities, healthcare, chemicals, technology, autos and industrials. Mr. Hoffman graduated from Columbia University with a B.A. in Political Science and is a Chartered Financial Analyst.

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The Statement of Additional Information provides additional information about the portfolio managers’ compensation, other accounts managed and ownership of securities of the Fund.

Control Persons and Principal Holders of Securities

A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. As of January 1, 2025, the Board and individuals and entities affiliated with FS Credit Income Advisor held [ ] Shares, valued at approximately $[ ] million based on the NAV per Share on such date. FS Investments and its employees, partners, officers and affiliates therefore may own a significant percentage of the Fund’s outstanding Shares for the foreseeable future. This ownership will fluctuate as other investors subscribe for Shares in this Offering and any other offerings the Fund may determine to conduct in the future, and as the Fund repurchases Shares pursuant to its quarterly repurchase offers. Depending on the size of this ownership at any given point in time, it is expected that these affiliates will, for the foreseeable future, either control the Fund or be in a position to exercise a significant influence on the outcome of any matter put to a vote of investors. See “Plan of Distribution.”

Administrative Services

Under the Administration Agreement, FS Credit Income Advisor oversees the day-to-day operations of the Fund, including the provision of general ledger accounting, fund accounting, legal services, investor relations and other administrative services. FS Credit Income Advisor also performs, or oversees the performance of, the Fund’s corporate operations and required administrative services, which includes being responsible for the financial records which the Fund is required to maintain and preparing reports to Shareholders and reports filed with the SEC, if and as necessary. In addition, FS Credit Income Advisor assists the Fund in calculating its NAV, overseeing the preparation and filing of its tax returns and the printing and dissemination of reports to Shareholders, and generally overseeing the payment of the Fund’s expenses and the performance of administrative and professional services rendered to the Fund by others.

The Fund reimburses FS Credit Income Advisor for its actual costs incurred in providing these administrative services, including the allocable portion of the compensation and related expenses of certain personnel of FS Investments providing administrative services to the Fund on behalf of FS Credit Income Advisor, subject to the limitations set forth in the Administration Agreement and the Expense Limitation Agreement. FS Credit Income Advisor is required to allocate the cost of such services to the Fund based on factors such as assets, revenues, time allocations and/or other methods. At least annually, the Board reviews the methodology employed in determining how the expenses are allocated to the Fund and the proposed allocation of administrative expenses among the Fund and certain affiliates of FS Credit Income Advisor. The Board then assesses the reasonableness of such reimbursements for expenses allocated to the Fund based on the breadth, depth and quality of such services as compared to the estimated cost to the Fund of obtaining similar services from third-party service providers known to be available. In addition, the Board considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, the Board, among other things, compares the total amount paid to FS Credit Income Advisor for such services as a percentage of the Fund’s net assets to the same ratios reported by other comparable investment companies. The Fund will not reimburse FS Credit Income Advisor for any services for which it receives a separate fee or for any administrative expenses allocated to a controlling person of FS Credit Income Advisor.

Reimbursements of administrative expenses to FS Credit Income Advisor are subject to the terms of the Administration Agreement and the Expense Limitation Agreement. Reimbursement of administrative expenses is ultimately subject to the limitations contained in the Administration Agreement and the Expense Limitation Agreement.

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Pursuant to the Administration Agreement, FS Credit Income Advisor will be reimbursed for the administrative services performed by it on behalf of the Fund; provided, however, that (1) such costs are reasonably allocated by FS Credit Income Advisor to the Fund on the basis of assets, revenues, time allocations and/or other method; (2) such reimbursement shall be subject to any expense limitation of the Fund in effect at the time at which such reimbursement is otherwise payable; and (3) FS Credit Income Advisor shall not be entitled to reimbursement for any expenses relating to the salaries and direct expenses of administrative personnel paid by FS Credit Income Advisor (and the Fund shall have no obligation to pay any such expenses) to the extent that certain third-party expenses incurred by the Fund, whether directly or indirectly by FS Energy Advisor, in connection with administering the Fund’s business (“Third-Party Other Operating Expenses”) exceed 0.25% of the average net assets attributable to each class of shares.

In addition, the Fund has contracted with State Street Bank and Trust Company (“State Street”) to provide various accounting and administrative services, including preparing preliminary financial information for review by FS Credit Income Advisor, preparing and monitoring expense budgets, maintaining accounting books and records, processing trade information for the Fund and performing certain portfolio compliance testing.

Custodian, Distribution Paying Agent, Transfer Agent and Registrar

State Street, which has its principal office at One Lincoln Street, Boston, Massachusetts 02111, serves as custodian for the Fund. State Street also provides accounting services to the Fund. SS&C, which has its principal office at 801 Pennsylvania Ave., Suite 219095, Kansas City, Missouri 64105, serves as the Fund’s distribution paying agent, transfer agent and registrar.

The Fund, the Distributor and SS&C, as transfer agent, may enter into arrangements with one or more Financial Intermediaries to provide sub-transfer agency and other services associated with Shareholders whose Shares are held of record in omnibus accounts, including platforms that facilitate trading and recordkeeping by Financial Intermediaries. In return for these services, the Fund, the Distributor or SS&C may pay sub-transfer agency fees to such Financial Intermediaries. If paid by the Fund, these expenses will be included in “Other Expenses” under “Summary of Fees and Expenses—Annual Fund Expenses” in this prospectus.

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FUND EXPENSES

FS Credit Income Advisor bears all of its own costs incurred in providing investment advisory services to the Fund. As described below, however, the Fund bears all other expenses incurred in the business of the Fund, including amounts that the Fund reimburses to FS Credit Income Advisor for certain administrative services that FS Credit Income Advisor provides or arranges at its expense to be provided to the Fund pursuant to the Administration Agreement. The services provided pursuant to the Administration Agreement include providing office space and other support services, maintaining and preserving certain records, preparing and filing various materials with state and U.S. federal regulators, providing general ledger accounting, fund accounting, legal services, investor relations and other administrative services and arranging for payment of the Fund’s expenses.

Expenses borne directly by the Fund (and thus indirectly by Shareholders) include:

●	interest expense;

●	other share class-specific expenses;

●	corporate, legal, accounting and other administrative expenses relating to the Fund’s registration statements (and any amendments or supplements thereto) and other filings with the SEC;

●	the cost of calculating the NAV of Shares per class, including the cost of any third-party pricing or valuation services;

●	the cost of effecting sales and repurchases of Shares and other securities;

●	the Management Fee;

●	distribution and/or Shareholder servicing fees;

●	investment-related expenses (e.g., expenses that, in FS Credit Income Advisor’s discretion, are related to the investment of the Fund’s assets, whether or not such investments are consummated), including (as applicable) brokerage commissions, borrowing charges on securities sold short, clearing and settlement charges, recordkeeping, dividends on securities sold but not yet purchased, margin fees, investment-related travel and lodging expenses and research-related expenses and other due diligence expenses;

●	investment-related professional fees, including expenses of consultants, investment bankers, attorneys, accountants and other experts;

●	fees and expenses relating to software tools, programs or other technology (including risk management software, fees to risk management services providers, third-party software licensing, implementation, data management and recovery services and custom development costs);

●	research and market data (including news and quotation equipment and services, and any computer hardware and connectivity hardware (e.g., telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data);

●	all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among FS Credit Income Advisor and any custodian or other agent engaged by the Fund;

●	transfer agent and custodial fees;

●	certain fees and expenses associated with marketing efforts;

●	federal and any state registration or notification fees;

●	federal, state and local taxes;

●	fees and expenses of Trustees not also serving in an executive officer capacity for the Fund or FS Credit Income Advisor (or FS Credit Income Advisor’s affiliates);

●	the costs of preparing, printing and mailing reports and other communications, including proxy, quarterly repurchase offer correspondence or similar materials, to Shareholders;

●	fidelity bond, trustees and officers/errors and omissions liability insurance and other insurance premiums;

●	direct costs such as printing, mailing, long distance telephone and staff costs;

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●	legal expenses (including those expenses associated with preparing the Fund’s public filings, attending and preparing for Board meetings, as applicable, and generally serving as counsel to the Fund);

●	external accounting expenses (including fees and disbursements and expenses related to the annual audit of the Fund and the preparation of the Fund’s tax information);

●	costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with The Sarbanes-Oxley Act of 2002, as amended;

●	all other third-party expenses incurred by FS Credit Income Advisor or the Fund in connection with administering the Fund’s business;

●	expenses incurred by FS Credit Income Advisor in performing administrative services for the Fund, including salaries and direct expenses of administrative personnel paid by FS Credit Income Advisor, to the extent they are not controlling persons of FS Credit Income Advisor, or any of its affiliates, subject to the limitations included in the Administration Agreement; and

●	any expenses incurred outside of the ordinary course of business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding and indemnification expenses, including as provided for in the Fund’s organizational documents.

Except as otherwise described in this prospectus, FS Credit Income Advisor will be reimbursed by the Fund for any of the above expenses that they pay on behalf of the Fund, including administrative expenses they incur on such entity’s behalf. Reimbursements of administrative expenses are subject to the terms of the Administration Agreement and the Expense Limitation Agreement.

Regarding expenses, if any expenses are incurred jointly by client accounts, including the Fund to the extent permitted by the 1940 Act and the rules and regulations promulgated thereunder, such expenses will be allocated among clients in what FS Credit Income Advisor believes to be a fair and reasonable manner. To the extent permitted by the 1940 Act, FS Credit Income Advisor may utilize one or more allocation methodologies to allocate such expenses, including the allocation of expenses on a non-pro rata basis (i.e., such expenses may be allocated on a basis that is other than pro rata based on each client’s relative net asset value) if it determines that an expense disproportionately benefits a particular client or group of clients. Accordingly, a client (including the Fund) or group of clients that disproportionately benefits from an expense may bear more of such expense than had such expense been allocated pro rata based on the relative net asset values of all such clients that share in such expense.

Pursuant to the Administration Agreement, FS Credit Income Advisor will be reimbursed for the administrative services performed by it on behalf of the Fund; provided, however, that (1) such costs are reasonably allocated by FS Credit Income Advisor to the Fund on the basis of assets, revenues, time allocations and/or other method; (2) such reimbursement shall be subject to any expense limitation of the Fund in effect at the time at which such reimbursement is otherwise payable; and (3) FS Credit Income Advisor shall not be entitled to reimbursement for any expenses relating to the salaries and direct expenses of administrative personnel paid by FS Credit Income Advisor (and the Fund shall have no obligation to pay any such expenses) to the extent that Third-Party Other Operating Expenses exceed 0.25% of the average net assets attributable to each class of shares. Class A, Class L, Class T and Class U-2 Shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the respective share class. Class L, Class M and Class T Shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.25% of the Fund’s average daily net assets attributable to the applicable class of Shares and is payable on a monthly basis. Class U-2 Shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.50% of the Fund’s average daily net assets attributable to this share class and is payable on a monthly basis. Class U Shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to this share class and is payable on a monthly basis. Further, while neither the Fund nor the distributor imposes an initial sales charge on Class U Shares, if you buy Class U Shares through certain Financial Intermediaries, they may directly charge you transaction or other fees in such amounts as they may determine. Please consult your Financial Intermediary for additional information.

FS Credit Income Advisor and the Fund have entered into the Expense Limitation Agreement under which FS Credit Income Advisor has agreed to pay or waive, on a quarterly basis, the “ordinary operating expenses” (as defined below) of the Fund to the extent that such expenses exceed 0.25% per annum of the Fund’s average daily net assets attributable to the applicable class of Shares. The Expense Limitation may be adjusted for other classes of Shares to account for class-specific expenses. In consideration of FS Credit Income Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay FS Credit Income Advisor in the amount of any Fund expenses paid or waived, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the reimbursement may not be made if it would cause the Fund’s then-current expense limitation, if any, and the expense limitation that was in effect at the time when FS Credit Income Advisor waived or reimbursed the ordinary operating expenses that are the subject of the repayment, to be exceeded. The Expense Limitation Agreement will continue indefinitely until terminated by the Board on written notice to FS Credit Income Advisor. The Expense Limitation Agreement may not be terminated by FS Credit Income Advisor. For the purposes of the Expense Limitation Agreement, “ordinary operating expenses” for a class of Shares consist of all ordinary expenses of the Fund attributable to such class, including administration fees, transfer agent fees, fees paid to the Fund’s trustees, legal expenses relating to the Fund’s registration statements (and any amendments or supplements thereto) and other filings with the SEC, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment advisory fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution or shareholder servicing fees and (f) extraordinary expenses.

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MANAGEMENT FEES

Management Fee

Effective December 1, 2024, under the Investment Advisory Agreement, FS Credit Income Advisor is entitled to a Management Fee, calculated and payable quarterly in arrears, at the annual rate of 1.00% of the average daily value of the Fund’s gross assets. In addition, FS Credit Income Advisor has contractually agreed for the period from December 1, 2024 through December 31, 2025, to waive the management fee to which it is entitled under the Investment Advisory Agreement so that the fee received equals 0.00% of the average daily value of the Fund’s gross assets. The Management Fee may or may not be taken in whole or in part at the discretion of FS Credit Income Advisor. All or any part of the Management Fee not taken as to any quarter will be deferred without interest and may be taken in any such other quarter as FS Credit Income Advisor may determine. The Management Fee for any partial quarter will be appropriately prorated.

Prior to December 1, 2024, GoldenTree Asset Management Credit Advisor LLC served as the investment sub-adviser to the Fund. Prior to December 1, 2024, FS Credit Income Advisor was entitled to a Management Fee, calculated and payable quarterly in arrears, at the annual rate of 1.60% of the average daily value of the Fund's gross assets and GoldenTree Asset Management Credit Advisor LLC was entitled to receive a sub-advisory fee (payable out of the Management Fee) at a rate of 0.775% (on an annualized basis) of the Fund’s average daily gross assets.

Investment Advisory Agreement

The Investment Advisory Agreement was approved by the Board and the sole initial Shareholder and became effective upon the commencement of the Fund’s investment operations in November 2017. The approval was made in accordance with, and on the basis of an evaluation satisfactory to the Board as required by Section 15(c) of the 1940 Act and the applicable rules and regulations thereunder, including a consideration of, among other factors, (i) the nature, quality and extent of the advisory and other services to be provided under the agreement; (ii) the investment performance of the personnel who manage investment portfolios with objectives similar to the Fund’s; (iii) comparative data with respect to advisory fees or similar expenses paid by other investment companies with similar investment objectives; and (iv) information about the services to be performed and the personnel performing such services under the agreement. A discussion regarding the basis for the approval and renewal of the Investment Advisory Agreement by the Board is available in the Fund’s Semi-Annual Report to Shareholders for the period ended April 30, 2024.

The Investment Advisory Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice by FS Credit Income Advisor or, if the Board or the holders of a majority of the Fund’s outstanding voting securities determine that the Investment Advisory Agreement with FS Credit Income Advisor should be terminated, by the Fund. The Investment Advisory Agreement will automatically terminate in the event of its assignment (as such term is defined for purposes of Section 15(a)(4) of the 1940 Act).

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DETERMINATION OF NET ASSET VALUE

The Fund determines the NAV of Shares on each day that the NYSE is open for business as of the close of the regular trading session. Each Class A, Class L, Class T and Class U-2 Share is offered at NAV plus the applicable Sales Load, while each Class I, Class M and Class U Share is offered at NAV. The Fund calculates NAV per Share on a class-specific basis. The NAV of a class of shares depends on the number of shares of the applicable class outstanding at the time the NAV is determined. As such, the NAV of each class of Shares may vary if the Fund sells different amounts of Shares per class, among other things. The Fund calculates NAV by subtracting liabilities (including accrued expenses and distributions) from the total assets of the Fund (the value of securities, plus cash or other assets, including interest and distributions accrued but not yet received) and dividing the result by the total number of outstanding common shares. The Fund’s assets and liabilities are valued in accordance with the principles set forth below.

The Board is responsible for overseeing the valuation of the Fund’s portfolio investments at fair value as determined in good faith pursuant to FS Credit Income Advisor’s valuation policy. As permitted by Rule 2a-5 of the 1940 Act, the Board has designated FS Credit Income Advisor as valuation designee with day-to-day responsibility for implementing the Fund’s portfolio valuation process as set forth in FS Credit Income Advisor’s valuation policy. Portfolio securities and other assets for which market quotes are readily available are valued at market value. In circumstances where market quotes are not readily available, FS Credit Income Advisor has adopted methods for determining the fair value of such securities and other assets, pursuant to its responsibility for applying such fair valuation methods that has been designated to it by the Board. In furtherance of its duties as valuation designee, FS Credit Income Advisor has formed a fair value committee (the “Fair Value Committee”) to perform fair value determinations and oversee the day-to-day functions related to the fair valuation of the Fund’s investments. In connection with the valuation process, the Board receives valuation reports from FS Credit Income Advisor as valuation designee on a quarterly basis. The valuation of the Fund’s investments is performed in accordance with the principles found in Rule 2a-5 under the 1940 Act and in conjunction with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), issued by the Financial Accounting Standards Board, which clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

When determining the fair value of an asset, FS Credit Income Advisor seeks to determine the price that would be received from the sale of the asset in an orderly transaction between market participants at the measurement date, in accordance with ASC Topic 820. Fair value determinations are based upon all available inputs that FS Credit Income Advisor deems relevant, which may include indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services. However, determination of fair value involves subjective judgments and estimates. Accordingly, the notes to the Fund’s financial statements refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on the Fund’s financial statements.

The Fund expects that its portfolio will primarily consist of securities listed or traded on a recognized securities exchange or automated quotation system (an “Exchange-Traded Security”) or securities traded on a privately negotiated OTC secondary market for institutional investors for which indicative dealer quotes are available (an “OTC Security”). The Fund also may invest in certain illiquid securities issued by private companies and/or thinly traded public companies. These investments are generally subject to restrictions on resale and ordinarily have not established a trading market.

In making its determination of fair value, FS Credit Income Advisor, may use any approved independent third-party pricing or valuation services. However, FS Credit Income Advisor, shall not be required to determine fair value in accordance with the valuation provided by any single source, and may use any relevant data, including information sourced by FS Credit Income Advisor or provided by any independent third-party valuation or pricing service, that FS Credit Income Advisor deems to be reliable in determining fair value under the circumstances.

Below is a description of factors that FS Credit Income Advisor and any independent third-party valuation service may consider when determining the fair value of the Fund’s investments.

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The valuation methods utilized for each portfolio company may vary depending on industry and company-specific considerations. Typically, the first step is to make an assessment as to the enterprise value of the portfolio company’s business in order to establish whether the portfolio company’s enterprise value is greater than the amount of its debt as of the variation date. This analysis helps to determine a risk profile for the applicable portfolio company and its related investments, and the appropriate valuation methodology to utilize as part of the security valuation analysis. The enterprise valuation may be determined using a market or income approach.

Valuation of fixed-income investments, such as loans and debt securities, depends upon a number of factors, including prevailing yields for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, these factors may be incorporated into valuation models to arrive at fair value. Other factors that may be considered include the borrower’s ability to adequately service its debt, the fair market value of the borrower in relation to the face amount of its outstanding debt and the quality of the collateral securing its debt investments.

For convertible debt securities, fair value will generally approximate the fair value of the debt plus the fair value of an option to purchase the underlying security (i.e. the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.

The Fund’s equity interests in companies for which there is no liquid public market are valued at fair value. Generally, the value of the Fund’s equity interest in public companies for which market quotations are readily available will be based upon the most recent closing public market price.

When the Fund receives warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, the cost basis in the investment will be allocated between the debt securities and any such warrants or other equity securities received at the time of origination. Such warrants or other equity securities will subsequently be valued at fair value.

Forward foreign currency exchange contracts typically will be valued at their quoted daily prices obtained from an independent third party. Futures contracts traded on exchanges typically will be valued daily at their last sale price. Swaps (other than centrally cleared) typically will be valued at their prices obtained from an independent third party and generally will be based on the present value of fixed and projected floating rate cash flows over the term of the swap contract and, in the case of credit default swaps, generally will be based on credit spread quotations obtained from broker-dealers and expected default recovery rates determined by the third-party pricing service using proprietary models. Future cash flows on swaps will be discounted to their present value using swap rates provided by electronic data services or by broker-dealers. Centrally cleared swaps are valued at the daily settlement price provided by the central clearing counterparty. Swaps that cannot be valued from an independent third party may be valued using prices supplied by the counterparty but will be considered Level 3 investments and thus subject to the multi-step fair valuation process.

While FS Credit Income Advisor’s valuation policy is intended to result in a calculation of the Fund’s NAV that fairly reflects security values as of the time of pricing, the Fund cannot ensure that fair values determined by FS Credit Income Advisor would accurately reflect the price that the Fund could obtain for a security if it were to dispose of that security as of the time of pricing (for instance, in a forced or distressed sale). The prices used by the Fund may differ from the value that would be realized if the securities were sold. FS Credit Income Advisor will periodically benchmark the bid and ask prices received from the third-party pricing service and/or dealers, as applicable, and valuations received from the third-party valuation service against the actual prices at which it purchases and sells its investments. FS Credit Income Advisor believes that these prices will be reliable indicators of fair value.

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CONFLICTS OF INTEREST

FS Credit Income Advisor and certain of its affiliates may experience conflicts of interest in connection with the management of the Fund, including, but not limited to, the following:

●	The managers, officers and other personnel of FS Credit Income Advisor allocate their time, as they deem appropriate, between advising the Fund and managing and operating other investment activities and business activities in which they may be involved;

●	The principals of FS Credit Income Advisor may serve as officers, paid advisors, directors or in comparable management functions for portfolio companies in which the Fund invests, and may receive compensation in connection therewith;

●	FS Credit Income Advisor may have overlapping investment objectives across its or its affiliates’ funds, accounts, or other investment vehicles;

●	The Fund may now, or in the future, compete with certain affiliates for investments, subjecting FS Credit Income Advisor and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions or sales on the Fund’s behalf;

●	FS Credit Income Advisor is subject to conflicts of interest because of the varying compensation arrangements among their respective clients. For example, the Fund is not subject to incentive fees while certain other funds of FS Credit Income Advisor are, which could incentivize FS Credit Income Advisor to favor such funds over the Fund when allocating investments;

●	Regardless of the quality of the assets acquired by the Fund, the services provided to the Fund or whether the Fund makes distributions to Shareholders, FS Credit Income Advisor will receive the Management Fee in connection with the management of the Fund’s portfolio (other than during periods in which FS Credit Income Advisor has agreed to waive such fees);

●	From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, the Fund and other clients for which FS Credit Income Advisor provides investment management services or carry on investment activities may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities, as may be permitted by law and subject to compliance with appropriate procedures. These investments give rise to inherent conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by the Fund and such other clients and may make certain investment opportunities, which might otherwise be desirable, unavailable or impractical even if appropriate procedures are in place. Additionally, investment at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities by the Fund and other clients of FS Credit Income Advisor may result in FS Credit Income Advisor coming into possession of confidential or material, non-public information that would limit the ability of the Fund to acquire or dispose of investments, even if such acquisition or disposition would otherwise be desirable. This could constrain the Fund’s investment flexibility and result in the Fund being unable or restricted from initiating transactions in certain securities or liquidating or selling certain investments at a time when FS Credit Income Advisor would otherwise take an action;

●	FS Credit Income Advisor and its respective affiliates may give advice and recommend securities to other clients, family or friends, in accordance with the investment objectives and strategies of such other clients, family or friends, which may differ from advice given to, or the timing or nature of the action taken with respect to, the Fund so long as it is their policy, to the extent practicable, to recommend for allocation and/or allocate investment opportunities to the Fund on a fair and equitable basis relative to their other clients, family and friends, even though their investment objectives may overlap with those of the Fund;

●	FS Credit Income Advisor and its affiliates may have existing business relationships or access to material non-public information that would prevent it from considering, approving or consummating an investment opportunity (including a disposition of an existing investment) that would otherwise fit within the Fund’s investment objective and strategies. This could constrain the Fund’s investment flexibility and result in the Fund being unable or restricted from initiating transactions in certain securities or liquidating or selling certain investments at a time when FS Credit Income Advisor would otherwise take such an action;

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●	To the extent permitted by the 1940 Act and interpretations of the staff of the SEC, and subject to the allocation policies of FS Credit Income Advisor and any of its respective affiliates, as applicable, FS Credit Income Advisor and any of its respective affiliates may deem it appropriate for the Fund and one or more other investment accounts managed by FS Credit Income Advisor or any of its respective affiliates to participate in an investment opportunity. The Fund has received exemptive relief from the provisions of section 17(d) of the 1940 Act allowing it to invest in certain co-investment transactions alongside other funds managed by FS Credit Income Advisor or certain of its affiliates, subject to certain conditions. Any of these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among the Fund and the other participating accounts. To mitigate these conflicts, FS Credit Income Advisor will seek to execute such transactions for all of the participating investment accounts, including the Fund, on a fair and equitable basis and in accordance with their respective allocation policies, taking into account such factors as the relative amounts of capital available for new investments and the investment programs and portfolio positions of the Fund, the clients for which participation is appropriate and any other factors deemed appropriate; and

●	The 1940 Act prohibits certain “joint” transactions with certain of the Fund’s affiliates, which in certain circumstances could include investments in the same portfolio company (whether at the same or different times), without the prior approval of the SEC. If a person, directly or indirectly, acquires more than 5% of the voting securities of the Fund or FS Credit Income Advisor (or its controlling entities), the Fund will be prohibited from buying any securities or other property from or selling any securities or other property to such person or certain of that person’s affiliates, or entering into joint transactions with such persons, absent the availability of an exemption or prior approval of the SEC. Similar restrictions limit the Fund’s ability to transact business with its officers or Trustees or their affiliates. The SEC has interpreted the 1940 Act rules governing transactions with affiliates to prohibit certain “joint transactions” involving entities that share a common investment adviser. As a result of these restrictions, the scope of investment opportunities that would otherwise be available to the Fund may be limited.

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QUARTERLY REPURCHASES OF SHARES

No Right of Redemption

No Shareholder will have the right to require the Fund to redeem its Shares. No public market exists for the Shares, and none is expected to develop. Consequently, investors will not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Repurchases of Shares

The Fund operates as an interval fund under Rule 23c-3 of the 1940 Act and, as such, provides a limited degree of liquidity to Shareholders. As an interval fund, the Fund has adopted a fundamental policy to offer to repurchase a specified percentage of its outstanding Shares at the NAV at regular intervals.

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% and no more than 25% of the outstanding Shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). The NAV per share of repurchased shares will be determined as of the close of regular trading on the NYSE on a day to be determined but no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their Shares and the Repurchase Request Deadline. Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to Shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the Shareholder’s address of record, or credited directly to a predetermined bank account on the purchase payment date (each a “Purchase Payment Date”), which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of Shares for each Share class that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline. Typically, the Repurchase Offer Amount will be 5% of the Shares outstanding on the Repurchase Request Deadline. Repurchase offers in excess of this amount will be made solely at the discretion of the Board.

Notice to Shareholders

No less than 21 days and no more than 42 days before each Repurchase Request Deadline, the Fund shall send to each Shareholder of record and to each beneficial owner of Shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender their Shares for repurchase.

The notice also will include detailed instructions on how to tender Shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how Shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the Shares will be the NAV of the Share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date (the “Repurchase Price”). You may call (877) 372-9880 to learn the Repurchase Price and other available information on the NAV of the Fund. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

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Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase will be made by check to the Shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2.00% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis.

However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the Commission may by order permit for the protection of Shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to Shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets (including cash and borrowings) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased Shares, however, may require the Fund to liquidate portfolio holdings earlier than FS Credit Income Advisor otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. FS Credit Income Advisor intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchases of the Fund’s Shares will tend to reduce the amount of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of Shares by the Fund will be a taxable event to Shareholders.

The Fund is intended as a long-term investment. The Fund does not intend to list its Shares on any securities exchange and does not expect a secondary market in its Shares to develop. The Fund’s quarterly repurchase offers are a Shareholder’s only means of liquidity with respect to his or her Shares. Shareholders have no rights to redeem or transfer their Shares.

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DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The following description is based on relevant portions of the Delaware Statutory Trust Act and on the Fund’s declaration of trust and bylaws. This summary is not intended to be complete. Please refer to the Delaware Statutory Trust Act and the Fund’s declaration of trust and bylaws, copies of which are filed with the books and records of the Fund, for a more detailed description of the provisions summarized below.

Shares of Beneficial Interest

The Fund’s declaration of trust authorizes the Fund’s issuance of an unlimited number of shares of beneficial interest, par value $0.001 per share. The Fund’s declaration of trust permits the Board to authorize one or more classes of Shares (which classes may be designated as one or more series), with Shares of each such class or series having such preferences, voting powers, terms of redemption, if any, and special or relative rights or privileges (including conversion rights, if any) as the Board may determine. The Board may from time to time, without a vote of the Shareholders, divide, combine or, prior to the issuance of Shares, reclassify the Shares into a greater or lesser number without thereby changing the proportionate beneficial interest in such Shares. A majority of the Board, without any vote of Shareholders, may from time to time make any amendment to the Fund’s declaration of trust, including any amendment altering the terms or contract rights, as expressly set forth in the Fund’s declaration of trust, of any outstanding Shares, subject to the provisions of the 1940 Act.

The Fund currently offers seven different classes of Shares: Class A, Class I, Class L, Class M, Class T, Class U and Class U-2 Shares.

Affiliates of the Fund have been granted exemptive relief by the SEC permitting the Fund to offer multiple classes of Shares. An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each Share class are different. The fees and expenses for the Fund are set forth in “Summary of Fees and Expenses.” The details of each Share class are set forth in “Plan of Distribution.”

There is currently no market for the Shares, including Class A, Class I, Class L, Class M, Class T, Class U and Class U-2 Shares, and the Fund does not expect that a market for the Shares, including Class A, Class I, Class L, Class M, Class T, Class U and Class U-2 Shares, will develop. Pursuant to the Fund’s declaration of trust and as permitted by Delaware law, Shareholders are entitled to the same limitation of personal liability extended to stockholders of private corporations organized for profit under the General Corporation Law of the State of Delaware (the “DGCL”) and therefore generally will not be personally liable for the Fund’s debts or obligations.

Set forth below is a chart describing the classes of the Fund’s securities outstanding as of January 1, 2025:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by the Fund or for its Account	Amount Outstanding Exclusive of Amount Under Column (3)
Common shares of beneficial interest, par value $0.001 per share	Unlimited	–	[ ]
Class A Shares	Unlimited	–	[ ]
Class I Shares	Unlimited	–	[ ]
Class L Shares	Unlimited	–	–
Class M Shares	Unlimited	–	–
Class T Shares	Unlimited	–	[ ]
Class U Shares	Unlimited	–	[ ]
Class U-2 Shares	Unlimited	–	[ ]

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Common Shares

Under the terms of the Fund’s declaration of trust, all Shares are fully paid and non-assessable when the consideration for such Shares is received by the Fund. Distributions may be paid to the holders of the Fund’s Class A, Class I, Class L, Class M, Class T, Class U and Class U-2 Shares (which shall be done pro rata among the Shareholders of a specific class) at the same time and in different per share amounts on such Class A, Class I, Class L, Class M, Class T, Class U and Class U-2 Shares if, as and when authorized and declared by the Board.

Each class of Shares shall represent beneficial interests in all of the Fund’s assets and shall have the same preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption (if any) as each other class of Shares except for such differences as are set forth in the Fund’s declaration of trust or any resolution of the Board. Except as may be provided by the Board in setting the terms of classified or reclassified Shares, Shares will have no preference, preemptive, appraisal, conversion, exchange or redemption rights, and will be freely transferable, except where their transfer is restricted by law or contract. The Fund’s declaration of trust provides that the Board shall have the power to repurchase or redeem Shares. In addition, the Shares are not subject to any mandatory redemption obligations by the Fund.

In the event of the Fund’s liquidation, dissolution or winding up, each share of a class of Shares would be entitled to be paid, out of the Fund’s assets that are legally available for distribution to the Shareholders after the Fund pays or makes reasonable provision for the payment of all claims and obligations and subject to any preferential rights of holders of the Fund’s preferred shares, if any preferred shares are outstanding at such time, a liquidation payment equal to the NAV per share of such class; provided, however, that if the Fund’s available assets are insufficient to pay in full the above described liquidation payment, then such assets, or the proceeds thereof, shall be distributed among the holders of Shares of each class of Shares ratably in the same proportion as the respective amounts that would be payable on such Shares of each class of Shares if all amounts payable thereon were paid in full.

Class A, Class I, Class L, Class M, Class T, Class U and Class U-2 Shares will vote together as a single class, and each share will be entitled to one vote on all matters submitted to a vote of Shareholders, including the election of trustees, and subject to the terms of any class or series of preferred shares, the holders of common shares shall have the exclusive right to vote on all matters as to which a Shareholder is entitled to vote pursuant to applicable law at all meetings of Shareholders; provided, however, that the holders of a class of Shares will have exclusive voting rights regarding any matter submitted to Shareholders that relates solely to such class and will have separate voting rights on any matter submitted to Shareholders in which the interests of that class differ from the interests of any other class. There will be no cumulative voting in the election of trustees, which means that holders of a majority of the outstanding Shares will be able to elect all of the Fund’s trustees, provided that there are no Shares of any other class or series of Shares outstanding entitled to vote in the election of trustees, and holders of less than a majority of such Shares will be unable to elect any trustee.

Under the Fund’s declaration of trust, the Fund is not required to hold annual meetings of Shareholders. The Fund only expects to hold Shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by the Board or a majority of Shareholders, or in the future in compliance with the requirements of any exchange on which Shares may be listed in the future.

Preferred Shares and Other Securities

The Fund’s declaration of trust provides that the Board may, subject to the Fund’s investment policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than Shares (including preferred shares, debt securities or other senior securities), by action of the Board without the approval of Shareholders. The Board may determine the terms, rights, preferences, privileges, limitations and restrictions of such securities as the Board sees fit.

Preferred shares could be issued with rights and preferences that would adversely affect Shareholders. Preferred shares could also be used as an anti-takeover device. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance and before any distribution is made with respect to the shares and before any purchase of shares is made, such preferred shares together with all other senior securities must not exceed an amount equal to 50% of the Fund’s Managed Assets after deducting the amount of such distribution or purchase price, as the case may be, and (ii) the holders of preferred shares, if any are issued, must be entitled as a class to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two years or more.

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Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred shares.

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses

Under the Fund’s declaration of trust, Trustees and officers of the Fund will not be subject in such capacity to any personal liability to the Fund or Shareholders, unless the liability arises from bad faith, willful misfeasance, gross negligence or reckless disregard for the Trustee’s or officer’s duty.

Except as otherwise provided in the Fund’s declaration of trust, the Fund will indemnify and hold harmless any current or former Trustee or officer of the Fund against any liabilities and expenses (including reasonable attorneys’ fees relating to the defense or disposition of any action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a Trustee or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund, or in the case of a criminal proceeding, matters for which such person had reasonable cause to believe that his or her conduct was unlawful. In accordance with the 1940 Act, the Fund will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position.

The Fund has entered into the Investment Advisory Agreement with FS Credit Income Advisor. The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, FS Credit Income Advisor is not liable for any error of judgment or mistake of law or for any loss the Fund suffers.

Pursuant to the Fund’s declaration of trust, the Fund will advance the expenses of defending any action for which indemnification is sought if, among other requirements, the Fund receives a written undertaking by the indemnitee which provides that the indemnitee will reimburse the Fund if it is subsequently determined that the indemnitee is not entitled to such indemnification.

Number of Trustees; Appointment of Trustees; Vacancies; Removal

The Fund’s declaration of trust provides that the number of Trustees shall be no less than one and no more than 15, as determined in writing by a majority of the Trustees then in office. As set forth in the declaration of trust, a Trustee’s term of office shall continue until his or her death, resignation or removal. Subject to the provisions of the 1940 Act, individuals may be appointed by the Trustees at any time to fill vacancies on the Board by the appointment of such persons by a majority of the Trustees then in office. Each Trustee shall hold office until his or her successor shall have been duly elected and qualified pursuant to the Fund’s declaration of trust. To the extent that the 1940 Act requires that Trustees be elected by Shareholders, any such Trustees will be elected by a plurality of all Shares voted at a meeting of Shareholders at which a quorum is present.

The Fund’s declaration of trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the declaration of trust) with or without cause (i) at any meeting of Shareholders by a vote of 75% of the outstanding Shares or (ii) by a written instrument signed by at least two-thirds (662∕3%) of the remaining Trustees.

As of the date of this prospectus, the Fund had a total of five members of the Board, four of whom were Independent Trustees. Pursuant to the 1940 Act, at least 40% of the members of the Board must be Independent Trustees.

Action by Shareholders

The Fund’s declaration of trust provides that Shareholder action can be taken only at a meeting of Shareholders or by unanimous written consent in lieu of a meeting. Subject to the 1940 Act, the Fund’s declaration of trust or a resolution of the Board specifying a greater or lesser vote requirement, and except as set forth above with respect to the election of Trustees, the affirmative vote of a majority of Shares present in person or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the Shareholders with respect to any matter submitted to a vote of the Shareholders.

Amendment of Declaration of Trust and Bylaws

Subject to the provisions of the 1940 Act, pursuant to the Fund’s declaration of trust, the Board may amend the declaration of trust without any vote of Shareholders. Pursuant to the Fund’s declaration of trust and bylaws, the Board has the exclusive power to amend or repeal the bylaws or adopt new bylaws at any time.

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No Appraisal Rights

In certain extraordinary transactions, some jurisdictions provide the right to dissenting Shareholders to demand and receive the fair value of their Shares, subject to certain procedures and requirements set forth in such statute. Those rights are commonly referred to as appraisal rights. The Fund’s declaration of trust provides that Shares shall not entitle Shareholders to appraisal rights.

Conflict with Applicable Laws and Regulations

The Fund’s declaration of trust provides that if and to the extent that any provision of the Fund’s declaration of trust conflicts with any provision of the 1940 Act, the provisions under the Code applicable to the Fund as a RIC or other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Fund’s declaration of trust; provided, however, that such determination shall not affect any of the remaining provisions of the declaration of trust or affect the validity of any action taken or omitted to be taken prior to such determination.

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TAX ASPECTS

The following discussion is a general summary of U.S. federal income tax considerations generally applicable to the Fund and its investors. Except as otherwise noted, this discussion assumes you are a taxable U.S. person (as defined for U.S. federal income tax purposes) and that you hold your Shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This discussion is based upon current provisions of the Code, the regulations promulgated thereunder and judicial and administrative authorities, all of which are subject to change or differing interpretations by the courts or the Internal Revenue Service (the “IRS”), possibly with retroactive effect. No attempt is made to present a detailed explanation of all U.S. federal income tax concerns affecting the Fund and Shareholders (including Shareholders subject to special rules under U.S. federal income tax law).

The discussions set forth herein do not constitute tax advice. The Fund has not sought and will not seek any ruling from the IRS regarding any matters discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to those set forth below. This summary does not discuss any aspects of foreign, state or local tax. Prospective investors must consult their own tax advisers as to the U.S. federal income tax consequences (including the alternative minimum tax consequences) of acquiring, holding and disposing of the Fund’s Shares, as well as the effects of state, local and non-U.S. tax laws.

Taxation of the Fund

The Fund has elected to be treated and has qualified and expects to continue to qualify to be taxed as a RIC under Subchapter M of the Code. In order to qualify as a RIC, the Fund must, among other things, satisfy certain requirements relating to the sources of its income, diversification of its assets, and distribution of its income to Shareholders. First, the Fund must derive at least 90% of its annual gross income from (a) dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including gains from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies, and (b) net income derived from interests in “qualified publicly traded partnerships” (as defined below). Second, the Fund must diversify its holdings so that, at the close of each quarter of its taxable year, (i) at least 50% of the value of its total assets consists of cash, cash items, U.S. government securities, the securities of other RICs and other securities, with such other securities limited in respect of any one issuer to an amount not greater in value than 5% of the value of the Fund’s total assets and to not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the total assets of the Fund is invested in the securities (other than U.S. government securities and the securities of other RICs) of any one issuer, any two or more issuers controlled by the Fund and that are determined to be engaged in the same, similar or related trades or businesses, or any one or more “qualified publicly traded partnerships.” Generally, a qualified publicly traded partnership is a partnership the interests of which are traded on an established securities market or readily tradable on a secondary market (or the substantial equivalent thereof) and that derives less than 90% of its gross income from the items described in clause (a) above. Income from the Fund’s investments in equity interests of other entities treated as partnerships for U.S. federal income tax purposes will be qualifying income for purposes of the income test described above to the extent it is attributable to items of partnership income that would be qualifying income if earned directly by the Fund.

As long as the Fund qualifies as a RIC, the Fund will generally not be subject to corporate-level U.S. federal income tax on income and gains that it distributes each taxable year to Shareholders, provided that in such taxable year it distributes at least 90% of the sum of (i) its “investment company taxable income” (which includes, among other items, dividends, taxable interest, income from securities lending, net short-term capital gain in excess of net long-term capital loss, and any other taxable income other than “net capital gain” (as defined below), reduced by deductible expenses) determined without regard to the deduction for dividends paid, and (ii) the Fund’s net tax-exempt interest (the excess of its gross tax-exempt interest over certain disallowed deductions), if any. The Fund may retain for investment its net capital gain (which consists of the excess of its net long-term capital gain over its net short-term capital loss). However, if the Fund retains any net capital gain or any investment company taxable income, it will be subject to tax at regular corporate rates on the amount retained.

The Code imposes a 4% nondeductible excise tax on the Fund to the extent the Fund does not distribute by the end of any calendar year at least the sum of (i) 98% of its ordinary income (not taking into account any capital gain or loss) for the calendar year and (ii) 98.2% of its capital gain in excess of its capital loss (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year. In addition, the minimum amounts that must be distributed in any year to avoid the excise tax will be increased or decreased to reflect any under-distribution or over-distribution, as the case may be, from the previous year. For purposes of the excise tax, the Fund will be deemed to have distributed any income on which it paid U.S. federal income tax. Although the Fund intends to distribute any income and capital gain in a manner necessary to minimize the imposition of the 4% nondeductible excise tax, there can be no assurance that sufficient amounts of the Fund’s taxable income and capital gain will be distributed to entirely avoid the imposition of the excise tax. In that event, the Fund will be liable for the excise tax only on the amount by which it does not meet the foregoing distribution requirement.

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If in any taxable year the Fund should fail to qualify under Subchapter M of the Code for tax treatment as a RIC, the Fund would incur a regular corporate U.S. federal income tax upon all of its taxable income (including net capital gain) for that year, and all distributions to Shareholders (including distributions of net capital gain) would be taxable to Shareholders as ordinary dividend income for U.S. federal income tax purposes to the extent of the Fund’s current or accumulated earnings and profits. Provided that certain holding period and other requirements are met, such dividends would, however, be eligible (i) to be treated as qualified dividend income eligible to be taxed at long-term capital gain rates in the case of individual Shareholders and (ii) for the dividends-received deduction in the case of corporate Shareholders. To qualify again to be taxed as a RIC in a subsequent year, the Fund would be required to distribute to Shareholders its earnings and profits attributable to non-RIC years. In addition, if the Fund failed to qualify as a RIC for a period greater than two taxable years, then, in order to qualify as a RIC in a subsequent year, the Fund would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if the Fund had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of five years.

The remainder of this discussion assumes that the Fund qualifies for taxation as a RIC.

The Fund’s Investments

Certain debt securities acquired by the Fund may be treated as debt securities that were originally issued at a discount. Generally, the amount of the original issue discount is treated as interest income and is included in taxable income (and required to be distributed by the Fund in order to qualify as a RIC and avoid U.S. federal income tax or the 4% excise tax on undistributed income) over the term of the security, even though payment of that amount is not received until a later time, usually when the debt security matures.

If the Fund purchases a debt security on a secondary market at a price lower than its adjusted issue price, the excess of the adjusted issue price over the purchase price is “market discount.” Unless the Fund makes an election to accrue market discount as ordinary income on a current basis, generally, any gain realized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income at the time of the disposition to the extent the gain, or principal payment, does not exceed the “accrued market discount” on the debt security. Market discount generally accrues in equal daily installments. If the Fund ultimately collects less on the debt instrument than its purchase price plus the market discount previously included in income, the Fund may not be able to benefit from any offsetting loss deductions.

The Fund may invest in preferred securities or other securities the U.S. federal income tax treatment of which may not be clear or may be subject to recharacterization by the IRS. To the extent the tax treatment of such securities or the income from such securities differs from the tax treatment expected by the Fund, it could affect the timing or character of income recognized by the Fund, potentially requiring the Fund to purchase or sell securities, or otherwise change its portfolio, in order to comply with the tax rules applicable to RICs under the Code.

The Fund may invest a portion of its assets in below investment grade securities, commonly known as “junk” securities. Investments in these types of securities may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless securities, how payments received on obligations in default should be allocated between principal and income and whether modifications or exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues could affect the Fund’s ability to distribute sufficient income to preserve its status as a RIC or to avoid the imposition of U.S. federal income or excise tax.

Gain or loss on the sale of securities by the Fund will generally be long-term capital gain or loss if the securities have been held by the Fund for more than twelve months. Gain or loss on the sale of securities held for twelve months or less will generally be short-term capital gain or loss.

Because the Fund may invest in foreign securities, its income from such securities may be subject to non-U.S. taxes. The Fund does not expect that it will be eligible to elect to “pass through” to Shareholders the ability to use the foreign tax deduction or foreign tax credit for foreign taxes paid by the Fund with respect to qualifying taxes.

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Income from options on individual securities written by the Fund will not be recognized by the Fund for tax purposes until an option is exercised, lapses or is subject to a “closing transaction” (as defined by applicable regulations) pursuant to which the Fund’s obligations with respect to the option are otherwise terminated. If the option lapses without exercise, the premiums received by the Fund from the writing of such options will generally be characterized as short-term capital gain. If the Fund enters into a closing transaction, the difference between the premiums received and the amount paid by the Fund to close out its position will generally be treated as short-term capital gain or loss. If an option written by the Fund is exercised, thereby requiring the Fund to sell the underlying security, the premium will increase the amount realized upon the sale of the security, and the character of any gain on such sale of the underlying security as short-term or long-term capital gain will depend on the holding period of the Fund in the underlying security. With respect to a put or call option that is purchased by the Fund, if the option is sold, any resulting gain or loss will be a capital gain or loss, and will be short-term or long-term, depending upon the holding period for the option. If the option expires, the resulting loss is a capital loss and is short-term or long-term, depending upon the holding period for the option. If the option is exercised, the cost of the option, in the case of a call option, is added to the basis of the purchased security and, in the case of a put option, reduces the amount realized on the underlying security in determining gain or loss. Because the Fund will not have control over the exercise of the options it writes, such exercises or other required sales of the underlying securities may cause the Fund to realize gains or losses at inopportune times.

Options on indices of securities and sectors of securities that qualify as “section 1256 contracts” will generally be “marked-to-market” for U.S. federal income tax purposes. As a result, the Fund will generally recognize gain or loss on the last day of each taxable year equal to the difference between the value of the option on that date and the adjusted basis of the option. The adjusted basis of the option will consequently be increased by such gain or decreased by such loss. Any gain or loss with respect to options on indices and sectors that qualify as “section 1256 contracts” will be treated as short-term capital gain or loss to the extent of 40% of such gain or loss and long-term capital gain or loss to the extent of 60% of such gain or loss. Because the mark-to-market rules may cause the Fund to recognize gain in advance of the receipt of cash, the Fund may be required to dispose of investments in order to meet its distribution requirements. “Mark-to-market” losses may be suspended or otherwise limited if such losses are part of a straddle or similar transaction.

The Fund’s transactions in foreign currencies, forward contracts, options, futures contracts (including options and futures contracts on foreign currencies) and short sales, to the extent permitted, will be subject to special provisions of the Code (including provisions relating to “hedging transactions,” “straddles” and “constructive sales”) that may, among other things, affect the character of gains and losses realized by the Fund (i.e., may affect whether gains or losses are ordinary or capital), accelerate recognition of income to the Fund and defer Fund losses. These rules could therefore affect the character, amount and timing of distributions to Shareholders.

Taxation of Shareholders

The Fund may either distribute or retain for reinvestment all or part of its net capital gain. If any such gain is retained, the Fund will be subject to a corporate income tax on such retained amount. In that event, the Fund may report the retained amount as undistributed capital gain in a notice to Shareholders, each of whom, if subject to U.S. federal income tax on long-term capital gains, (i) will be required to include in income for U.S. federal income tax purposes as long-term capital gain its share of such undistributed amounts, (ii) will be entitled to credit its proportionate share of the tax paid by the Fund against its U.S. federal income tax liability and to claim refunds to the extent that the credit exceeds such liability and (iii) will increase its basis in its Shares by the amount of undistributed capital gains included in the Shareholder’s income less the tax deemed paid by the Shareholder under clause (ii).

Distributions paid to you by the Fund from its net capital gain, if any, that the Fund properly reports as capital gain dividends (“capital gain dividends”) are taxable as long-term capital gains, regardless of how long you have held your Shares. All other dividends paid to you by the Fund (including dividends from net short-term capital gains) from its current or accumulated earnings and profits (“ordinary income dividends”) are generally subject to tax as ordinary income. Provided that certain holding period and other requirements are met, ordinary income dividends (if properly reported by the Fund) may qualify (i) for the dividends received deduction available to corporations, but only to the extent that the Fund’s income consists of dividend income from U.S. corporations and (ii) in the case of individual Shareholders, as qualified dividend income eligible to be taxed at long-term capital gain rates to the extent that the Fund receives qualified dividend income (generally, dividend income from taxable domestic corporations and certain qualified foreign corporations). There can be no assurance as to what portion of the Fund’s distributions will be eligible for the dividends received deduction or for the reduced rates applicable to qualified dividend income.

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Any distributions you receive that are in excess of your share of the Fund’s current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of your adjusted tax basis in your Shares, and thereafter as capital gain from the sale of your Shares. The amount of any Fund distribution that is treated as a tax-free return of capital will reduce your adjusted tax basis in your Shares, thereby increasing your potential gain or reducing your potential loss on any subsequent sale or other disposition of your Shares.

Shareholders may be entitled to offset their capital gain dividends (but not dividends treated as qualified dividend income) with capital losses. The Code contains statutory provisions affecting when capital losses may be offset against capital gain and limiting the use of losses from certain investments and activities. Accordingly, Shareholders that have capital losses are urged to consult their tax advisers.

Dividends and other taxable distributions are taxable to you even if they are reinvested in additional Shares of the Fund. Dividends and other distributions paid by the Fund are generally treated under the Code as received by you at the time the dividend or distribution is made. If, however, the Fund pays you a dividend in January that was declared in the previous October, November or December to Shareholders of record on a specified date in one of such months, then such dividend will be treated for U.S. federal income tax purposes as being paid by the Fund and received by you on December 31 of the year in which the dividend was declared. In addition, certain other distributions made after the close of the Fund’s taxable year may be “spilled back” and treated as paid by the Fund (except for purposes of the 4% nondeductible excise tax) during such taxable year. In such case, you will be treated as having received such dividends in the taxable year in which the distributions were actually made.

The price of Shares purchased at any time may reflect the amount of a forthcoming distribution. Those purchasing Shares just prior to the record date of a distribution will receive a distribution which will be taxable to them even though it represents, economically, a return of invested capital.

The Fund will send you information after the end of each year setting forth the amount and tax status of any distributions paid to you by the Fund.

Except as discussed below in the case of a repurchase of Shares, the sale or other disposition of Shares will generally result in capital gain or loss to you and will be long-term capital gain or loss if you have held such Shares for more than one year at the time of sale. Any loss upon the sale or other disposition of Shares held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividend) by you with respect to such Shares. Any loss you recognize on a sale or other disposition of Shares will be disallowed if you acquire other identical Shares (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after your sale or exchange of the Shares. In such case, your tax basis in the Shares acquired will be adjusted to reflect the disallowed loss.

In general, a repurchase of Shares should be treated as a sale or exchange of such Shares under section 302 of the Code, if the receipt of cash (a) is “substantially disproportionate” with respect to the Shareholder, (b) results in a “complete redemption” of the Shareholder’s interest, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. A “substantially disproportionate” distribution generally requires a reduction of at least 20% in the Shareholder’s proportionate interest in the Fund and where the Shareholder owns less than 50% of the voting power of all classes entitled to vote. A “complete redemption” of a Shareholder’s interest generally requires that all Shares of the Fund owned by such Shareholder be disposed of. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Shareholder’s proportionate interest in the Fund, which should result if the Shareholder has a minimal interest in the Fund, exercises no control over Fund affairs and suffers a reduction in his proportionate interest in the Fund. In determining whether any of these tests has been met, any Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in section 318 of the Code, generally must be taken into account.

Current U.S. federal income tax law taxes both long-term and short-term capital gain of corporations at the rates applicable to ordinary income. For non-corporate taxpayers, short-term capital gain is currently taxed at rates applicable to ordinary income while long-term capital gain generally is taxed at a reduced maximum rate.

Certain U.S. holders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a part of their “net investment income,” which includes dividends received from the Fund and capital gains from the sale or other disposition of the Fund’s stock.

A Shareholder that is a nonresident alien individual or a foreign corporation (a “foreign investor”) generally will be subject to U.S. federal withholding tax at the rate of 30% (or possibly a lower rate provided by an applicable income tax treaty) on ordinary income dividends (except as discussed below). In general, U.S. federal withholding tax and U.S. federal income tax will not apply to any capital gain realized by a foreign investor in respect of any distribution of net capital gain (including amounts credited as an undistributed capital gain dividend) or upon the sale or other disposition of Shares of the Fund. Different tax consequences may result if the foreign investor is engaged in a trade or business in the United States or, in the case of an individual, is present in the United States for 183 days or more during a taxable year and certain other conditions are met. Foreign investors should consult their tax advisers regarding the tax consequences of investing in the Fund’s Shares.

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Ordinary income dividends received by a foreign investor and properly reported by a RIC are generally exempt from U.S. federal withholding tax where they (i) are paid in respect of the RIC’s “qualified net interest income” (generally, its U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the RIC is at least a 10% shareholder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the RIC’s “qualified short-term capital gains” (generally, the excess of the RIC’s net short-term capital gain over its long-term capital loss for such taxable year). Depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign investor needs to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, W-8BEN-E or substitute Form). In the case of Shares held through an intermediary, the intermediary may withhold even if the Fund reports the payment as qualified net interest income or qualified short-term capital gain. Foreign investors should contact their intermediaries with respect to the application of these rules to their accounts. There can be no assurance as to what portion of the Fund’s distributions will qualify for favorable treatment as qualified net interest income or qualified short-term capital gains.

In addition, the Fund will be required to withhold at a rate of 30% on ordinary income dividends (including qualified dividend income) in respect of Shares of the Fund held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the U.S. Treasury to report, on an annual basis, information with respect to Shares in, and accounts maintained by, the institution to the extent such Shares or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. Accordingly, the entity through which Shares of the Fund are held will affect the determination of whether such withholding is required. Similarly, ordinary income dividends (including qualified dividend income) in respect of Shares of the Fund held by an investor that is a non-financial foreign entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the Fund or applicable withholding agent will in turn provide to the Secretary of the Treasury. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. The Fund will not pay any additional amounts to Shareholders in respect of any amounts withheld. Foreign investors are encouraged to consult with their tax advisers regarding the possible implications of these rules on their investment in the Fund’s Shares.

U.S. federal backup withholding tax may be required on dividends, distributions and sale or redemption proceeds payable to certain non-exempt Shareholders who fail to supply their correct taxpayer identification number (in the case of individuals, generally, their social security number) or to make required certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax and any amount withheld may be refunded or credited against your U.S. federal income tax liability, if any, provided that you timely furnish the required information to the IRS.

Ordinary income dividends, capital gain dividends, and gain from the sale, redemption or other disposition of Shares of the Fund also may be subject to state, local, and/or foreign taxes. Shareholders are urged to consult their own tax advisers regarding specific questions about U.S. federal, state, local or foreign tax consequences to them of investing in the Fund.

***

The foregoing is a general and abbreviated summary of certain provisions of the Code and the Treasury Regulations presently in effect as they directly govern the taxation of the Fund and Shareholders. For complete provisions, reference should be made to the pertinent Code sections and Treasury Regulations. The Code and the Treasury Regulations are subject to change by legislative or administrative action, and any such change may be retroactive with respect to Fund transactions. Prospective investors are advised to consult their own tax advisers for more detailed information concerning the tax consequences of an investment in the Fund.

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ERISA CONSIDERATIONS

Employee benefit plans and other plans subject to ERISA or Section 4975 of the Code, including corporate savings and 401(k) plans, IRAs and Keogh Plans (each, an “ERISA Plan”) may purchase Shares. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, prohibited transactions and other standards. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of any ERISA Plan investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules under Title I of ERISA or Section 4975 of the Code. Thus, neither the Fund nor FS Credit Income Advisor will be a fiduciary under and within the meaning of ERISA or Section 4975 of the Code with respect to the assets of any ERISA Plan that becomes a Shareholder, solely as a result of the ERISA Plan’s investment in the Fund.

The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult their legal advisers regarding the consequences under ERISA of an investment in the Fund through an ERISA Plan.

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PLAN OF DISTRIBUTION

This is a continuous offering of Class A, Class I, Class L, Class M, Class T, Class U and Class U-2 Shares as permitted by the federal securities laws. ALPS Distributors, Inc., located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund’s Shares are offered for sale through the Distributor at NAV plus, in the case of the Class A, Class L, Class T and Class U-2 Shares, the applicable Sales Load. A CDSC applies upon early redemption of Class U-2 Shares. A CDSC (i) will be assessed on the lesser of the NAV of the shares at the time of the repurchase or the NAV when the shares originally were purchased; and (ii) will not be imposed on the amount of your account value represented by the increase in NAV over the initial purchase price (including increases due to the reinvestment of dividends and capital gains distributions) and upon early repurchase of shares. In the case of Class U-2 Shares, this increase is represented by shares having an aggregate dollar value in your account. The applicability and amount of a CDSC is described in “Summary of Fees and Expenses” table of this prospectus and under “Class U-2 Shares” section, below. The Distributor also may enter into agreements with Financial Intermediaries for the sale and servicing of Shares. While neither the Fund nor the distributor imposes an initial sales charge on Class U Shares, if you buy Class U Shares through certain Financial Intermediaries, they may directly charge you transaction or other fees in such amounts as they may determine. Please consult your Financial Intermediary for additional information. In reliance on Rule 415, the Fund intends to offer to sell an unlimited number of Shares on a continuous basis through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account.

Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. As noted above, Financial Intermediaries may charge you separate or additional fees for processing purchase and exchange orders and repurchase requests. Investors should check with their Financial Intermediary to determine if they are subject to these arrangements. Financial Intermediaries are responsible for placing orders and requests correctly and promptly, and forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of the regular trading session (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary in good order.

●	Investors may be charged a fee if they effect transactions through an intermediary, broker or agent.
●	The Fund has authorized one or more brokers to receive on its behalf purchase and redemption orders.
●	Such brokers are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund’s behalf.
●	The Fund will be deemed to have received a purchase or redemption order when an authorized broker or, if applicable, a broker’s authorized designee, receives the order.
●	Customer orders will be priced at the Fund’s NAV next computed after they are received by an authorized broker or the broker’s authorized designee.

The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares, but will use its best efforts to solicit orders for the sale of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in the Shares. The Class L, Class M and Class T Shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.25% of the Fund’s average daily net assets attributable to the applicable share class and is payable on a monthly basis. Class U Shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to this share class and is payable on a monthly basis. Class U-2 Shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.50% of the Fund’s average daily net assets attributable to this share class and is payable on a monthly basis. The Distribution Fee may be paid by the Distributor to the Financial Intermediary. Class A and Class I Shares are not currently subject to a Distribution Fee.

The Distributor has entered into a “wholesale marketing” agreement with FS Investment Solutions, LLC (“FS Solutions”), a registered broker-dealer and an affiliate of FS Credit Income Advisor. Pursuant to the terms of the wholesale marketing agreement, FS Solutions will seek to market and otherwise promote the Fund through various “wholesale” distribution channels, including but not limited to, the independent broker-dealer channel, the registered investment adviser channel and the wirehouse channel.

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FS Credit Income Advisor or its affiliates, in FS Credit Income Advisor’s discretion and from their own resources, may pay additional compensation to Financial Intermediaries in connection with the sale and servicing of Fund Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a Financial Intermediary’s registered representatives, placement on a list of investment options offered by a Financial Intermediary, or the ability to assist in training and educating the Financial Intermediaries. The Additional Compensation may differ among Financial Intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding Shares held by Shareholders introduced by the Financial Intermediary, or determined in some other manner. The receipt of Additional Compensation by a selling Financial Intermediary may create potential conflicts of interest between an investor and its Financial Intermediary who is recommending the Fund over other potential investments. Additionally, FS Credit Income Advisor or its affiliates may pay a servicing fee to financial industry professionals or firms for providing ongoing services in respect of clients with whom they have distributed certain classes of Shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and ongoing liaison services as may be necessary with respect to such accounts.

The Fund has agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, perform services for FS Credit Income Advisor and its affiliates in the ordinary course of business.

Prior to the initial public offering of Shares, Michael C. Forman purchased Shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

As of January 1, 2025, the Board and individuals and entities affiliated with FS Credit Income Advisor held [ ] Shares, valued at approximately $[ ] million based on the NAV per Share on such date. FS Investments and its employees, partners, officers and affiliates therefore may own a significant percentage of the Fund’s outstanding Shares for the foreseeable future. This ownership will fluctuate as other investors subscribe for Shares in this Offering and any other offerings the Fund may determine to conduct in the future, and as the Fund repurchases Shares pursuant to its quarterly repurchase offers. Depending on the size of this ownership at any given point in time, it is expected that these affiliates will, for the foreseeable future, either control the Fund or be in a position to exercise a significant influence on the outcome of any matter put to a vote of investors.

About the Dealer Manager

The dealer manager for this offering is FS Solutions, an affiliate of FS Credit Income Advisor. FS Solutions was formed in July 2007 as FS2 Capital Partners, LLC and registered as a broker-dealer with the SEC and The Financial Industry Regulatory Authority, Inc. in December 2007. FS Solutions may receive compensation for certain sales, promotional and marketing services provided to the Fund in connection with the distribution of certain classes of the Fund’s Shares.

Automatic Investment Plan - Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 into your established Fund account on specified days on a monthly, quarterly, semi-annual or annual basis. Please contact the Fund at (215) 495-1150 for more information about the Fund’s Automatic Investment Plan.

Purchase Terms

The minimum initial investment by a shareholder for Class A, Class L, Class M, Class T and Class U-2 Shares is $2,500 for regular accounts and $1,000 for retirement plan accounts. Subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts, except for investments made pursuant to the Fund’s “opt out” DRP or as otherwise permitted by the Fund. Please review retirement plan documents for more information. The minimum initial investment by a shareholder for Class U Shares is $25,000, while subsequent investments may be made with at least $10,000, except for investments made pursuant to the Fund’s “opt out” DRP or as otherwise permitted by the Fund. The minimum initial investment for Class I Shares is $1,000,000, while subsequent investments may be made in any amount. The Fund reserves the right to waive investment minimums. The Fund may permit a Financial Intermediary to waive the initial minimum per Shareholder for Class I Shares in the following situations: broker-dealers purchasing fund Shares for clients in broker-sponsored discretionary fee-based advisory programs; Financial Intermediaries with clients of a registered investment advisor (RIA) purchasing fund Shares in fee based advisory accounts with a $1,000,000 aggregated initial investment across multiple clients; and certain other situations deemed appropriate by the Fund. The Fund’s Shares are offered for sale through the Distributor at NAV plus, in the case of the Class A, Class L, Class T and Class U-2 Shares, the applicable Sales Load. While neither the Fund nor the distributor imposes an initial sales charge on Class U Shares, if you buy Class U Shares through certain Financial Intermediaries, they may directly charge you transaction or other fees in such amounts as they may determine. Please consult your Financial Intermediary for additional information. The price of the Shares during the Fund’s continuous offering will fluctuate over time with the NAV of the Shares.

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Share Class Considerations

When selecting a Share class, you should consider the following:

●	which Share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the Shares; and

●	total costs and expenses associated with a particular Share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which Share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.

Class A Shares

Investors purchasing Class A Shares will pay a Sales Load based on the amount of their investment in the Fund. The Sales Load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 0.00% to 5.75%, as set forth in the table below. A reallowance to participating broker-dealers will be made by the Distributor from the Sales Load paid by each investor. A portion of the Sales Load, up to 0.75%, may be paid to the Fund’s dealer manager (the “Dealer Manager Fee”) or re-allowed to participating broker-dealers. The following Sales Loads apply to your purchases of Class A Shares of the Fund:

Amount Purchased	Dealer Reallowance*	Dealer Manager Fee	Sales Load as a % of Offering Price	Sales Load as a % of Amount Invested
Under $100,000	5.00%	0.75%	5.75%	6.10%
$100,000 - $249,999	4.00%	0.75%	4.75%	4.99%
$250,000 - $499,999	3.00%	0.75%	3.75%	3.90%
$500,000 - $999,999	2.00%	0.50%	2.50%	2.56%
$1,000,000 and Above	1.00%	0.50%	1.50%	1.52%

* Gross Dealer Concession paid to participating broker-dealers.

The following are additional features that should be taken into account when purchasing Class A Shares:

●	a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of at least $100 for regular accounts and $50 for retirement plan accounts (the Fund reserves the right to waive investment minimums); and

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class A Shares.

Class I Shares

Class I Shares will be sold at the then-current NAV per Class I Share and are not subject to any upfront sales charge, shareholder servicing fees or Distribution Fees. Class I Shares may only be available through certain Financial Intermediaries. Because the Class I Shares are sold at the then-current NAV per Class I Share without an upfront sales charge, the entire amount of your purchase is invested immediately. However, for all accounts, Class I Shares require a minimum investment of $1,000,000 while subsequent investments may be made in any amount. The Fund reserves the right to waive the investment minimum as described above under “- Purchase Terms.”

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Class L Shares

Investors purchasing Class L Shares will pay a Sales Load based on the amount of their investment in the Fund. The Sales Load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 0.00% to 3.50%, as set forth in the table below. The following Sales Loads apply to your purchases of Class L Shares of the Fund:

Amount Purchased	Sales Load as a % Offering Price	Sales Load as a % of Amount Invested	Dealer’s concession as a % of offering price
Under $250,000	3.50%	3.63%	3.50%
$250,000 - $499,999	2.50%	2.56%	2.50%
$500,000 - $999,999	1.50%	1.52%	1.50%
$1,000,000 and Above	None	None	None

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The following are additional features that should be taken into account when purchasing Class L Shares:

●	a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of at least $100 for regular accounts and $50 for retirement plan accounts (the Fund reserves the right to waive investment minimums);

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class L Shares; and

●	a monthly Distribution Fee, which accrues at an annual rate equal to 0.25% of the average daily net assets of the Fund attributable to Class L Shares.

Class M Shares

Class M Shares will be sold at the then-current NAV per Class M Share and are not subject to any upfront sales charge or shareholder servicing fees; however, the following are additional features that should be taken into account when purchasing Class M Shares:

●	a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of at least $100 for regular accounts and $50 for retirement plan accounts (the Fund reserves the right to waive investment minimums); and a monthly Distribution Fee, which accrues at an annual rate equal to 0.25% of the average daily net assets of the Fund attributable to Class M Shares.

Because the Class M Shares of the Fund are sold at the prevailing NAV per Class M Share without an upfront Sales Load, the entire amount of your purchase is invested immediately.

Class T Shares

Investors purchasing Class T Shares will pay a Sales Load based on the amount of their investment in the Fund. The Sales Load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 0.00% to 3.50%, as set forth in the table below. The following Sales Loads apply to your purchases of Class T Shares of the Fund:

Amount Purchased	Sales Load as a % of Offering Price*	Sales Load as a % of Amount Invested	Dealer’s concession as a % of offering price
Under $250,000	3.50%	3.63%	3.50%
$250,000 - $499,999	2.50%	2.56%	2.50%
$500,000 - $999,999	1.50%	1.52%	1.50%
$1,000,000 and Above	None	None	None

The following are additional features that should be taken into account when purchasing Class T Shares:

●	a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of at least $100 for regular accounts and $50 for retirement plan accounts (the Fund reserves the right to waive investment minimums);

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class T Shares; and

●	a monthly Distribution Fee, which accrues at an annual rate equal to 0.25% of the average daily net assets of the Fund attributable to Class T Shares.

Class U Shares

Class U Shares will be sold at the then-current NAV per Class U Share and are not subject to any upfront sales charge or shareholder servicing fees. While neither the Fund nor the distributor imposes an initial sales charge on Class U Shares, if you buy Class U Shares through certain Financial Intermediaries, they may directly charge you transaction or other fees in such amounts as they may determine. Please consult your Financial Intermediary for additional information. The following are additional features that should be taken into account when purchasing Class U Shares:

●	a minimum initial investment of $25,000 for all accounts, and a minimum subsequent investment of at least $10,000 (the Fund reserves the right to waive investment minimums); and

●	a monthly Distribution Fee, which accrues at an annual rate equal to 0.75% of the average daily net assets of the Fund attributable to Class U Shares.

Because the Class U Shares of the Fund are sold at the prevailing NAV per Class U Share without an upfront Sales Load, the entire amount of your purchase is invested immediately.

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Class U-2 Shares

Investors purchasing Class U-2 Shares will pay a Sales Load based on the amount of their investment in the Fund. The Sales Load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 0.00% to 2.50%, as set forth in the table below. In addition, the Distributor will pay to certain selling agents a dealer concession based on the amount invested with respect to investors, as set forth in the table below. The following Sales Loads apply to your purchases of Class U-2 Shares of the Fund:

Amount Purchased	Sales Load as % of Offering Price*	Sales Load as % of Amount Invested	Dealer’s concession as a % of offering price
Under $100,000	2.50%	2.56%	2.50%
$100,000 - $249,999	2.00%	2.04%	2.00%
$250,000 and Above	None	None	1.00%

Class U-2 Shares may also be subject to a CDSC. For purchases made prior to March 1, 2024, if any Class U-2 Shares for which you did not pay a sales charge are repurchased before the first day of the month in which the one-year anniversary of your initial purchase falls, a CDSC of 1.50% normally will be collected. For purchases made on or after March 1, 2024, if any Class U-2 Shares for which you did not pay a sales charge are repurchased before the first day of the month in which the 18-month anniversary of your initial purchase falls, a CDSC of 1.00% will normally be collected. The date of purchase until the first day of the month of the applicable anniversary referred to in this paragraph shall be referred to as a “CDSC Period.”

The CDSC is not charged on Class U-2 Shares acquired through reinvestment of dividends or capital gain distributions and is charged on the original purchase cost or the current market value of the Class U-2 Shares at the time they are repurchased, whichever is lower. In addition, repayment of loans under certain retirement and benefit plans will constitute new sales for purposes of assessing the CDSC. To minimize the amount of any CDSC, the Fund repurchases Shares in the following order:

1.	Class U-2 Shares acquired by reinvestment of dividends and capital gain distributions (always free of a CDSC);

2.	Class U-2 Shares held for at least the applicable CDSC Period; and

3.	Class U-2 Shares held before the expiration of the applicable CDSC Period.

For purchases of Class U-2 Shares without a front-end Sales Load, the Distributor may pay dealers distribution-related compensation (i.e. concessions) according to the schedule set forth below (which may be subject to a CDSC).

For such Class U-2 Share purchases, the dealer concession received is based on the amount of the Class U-2 Shares investment as follows:

Class U-2 Investments	Front-End Sales Charge*	Dealer’s Concession**
Over $250,000	None	1.00%

* For purchases made prior to March 1, 2024, Class U-2 Shares purchased without a sales charge will be subject to a 1.50% CDSC if they are redeemed before the first day of the month in which the one-year anniversary of the purchase falls. For purchases made on or after March 1, 2024, Class U-2 Shares purchased without a sales charge will be subject to a 1.00% CDSC if they are redeemed before the first day of the month in which the 18-month anniversary of the purchase falls.

** For purchases of Class U-2 Shares without a front-end sales charge and for which the Distributor pays a dealer concession, the shareholder servicing fee and Distribution Fee to dealers shall commence 13 months after purchase. For applicable Class U-2 Share purchases prior to March 1, 2024, a 1.50% dealer concession may have been paid.

The following are additional features that should be taken into account when purchasing Class U-2 Shares:

●	a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of at least $100 for regular accounts and $50 for retirement plan accounts (the Fund reserves the right to waive investment minimums);

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class U-2 Shares; and

●	a monthly Distribution Fee, which accrues at an annual rate equal to 0.50% of the average daily net assets of the Fund attributable to Class U-2 Shares.

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Potential Upfront Sales Charge Waiver

You may be able to buy Class A, Class L, Class T or Class U-2 Shares without an upfront sales charge (i.e., “load-waived”) when you are:

●	reinvesting distributions;

●	a current or former director or Trustee of the Fund;

●	an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in section 152 of the Internal Revenue Code) of FS Credit Income Advisor or its affiliates or of a broker-dealer authorized to sell Shares of the Fund;

●	purchasing $250,000 or more of Class U-2 Shares (may be subject to a CDSC);

●	purchasing Shares directly through FS Solutions;

●	purchasing Shares through a financial services firm that has a special arrangement with the Fund;

●	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services; or

●	exchanging an investment in Class A, Class L, Class T or Class U-2 (or equivalent type) Shares of another fund for an investment in the Fund.

In addition, concurrent purchases of Class A, Class L, Class T or Class U-2 Shares by related accounts may be combined to determine the application of the Sales Load (i.e., available breakpoints or volume discounts). The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the Sales Load.

It is the investor’s responsibility to determine whether a reduced Sales Load would apply. The Fund is not responsible for making such determination. To receive a reduced Sales Load, notification must be provided at the time of the purchase order. If you purchase Class A, Class L, Class T or Class U-2 Shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.

CDSC Waivers

The CDSC will not be assessed on the redemption of Class U-2 Shares upon the death of a shareholder or eligible mandatory distributions under the Code. Documentation may be required and some limitations may apply.

Right of Accumulation

You may purchase Class A, Class L, Class T or Class U-2 Shares at a reduced initial sales charge by aggregating (1) the dollar amount of the new purchase (measured by the offering price) and (2) the value of your accumulated holdings of all Class A, Class L, Class T and Class U-2 Shares of any Eligible Fund (as defined below) then held by you, or held in the accounts identified under “Aggregating Accounts,” and applying the sales charge applicable to such aggregate amount. Subject to the Transfer Agent’s and your intermediary’s capabilities, the value of your accumulated holdings will be calculated as the higher of (i) the current value of your existing holdings as of the day prior to your investment or (ii) the amount you invested (including reinvested dividends and capital gains, but excluding capital appreciation) less any withdrawals, in each case, including holdings held in applicable accounts identified under “Aggregating Accounts.” In order to obtain such discount, you must provide sufficient information to your financial intermediary at the time of purchase to permit verification that the purchase qualifies for the reduced sales charge. The right of accumulation is subject to modification or discontinuance at any time with respect to all shares purchased thereafter. Eligible Funds are defined as other closed-end interval funds and open-end funds that FS Investments sponsors, or may sponsor in the future, and for which ALPS Distributor’s Inc. serves as such fund’s distributor.

Aggregating Accounts

To take advantage of lower applicable initial sales charges on large purchases or through the exercise of right of accumulation, the following persons may qualify to aggregate accounts:

●	an individual;

●	an individual and his or her spouse within the same household or custodial accounts for your minor children under the age of 21; and

●	any individuals sharing the same tax identification number.

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To receive a reduced sales charge under rights of accumulation, you must notify your Financial Intermediary of any eligible accounts that you, your spouse and your children under age 21 have at the time of your purchase.

Shares Purchased or Held through an Intermediary

The availability of sales charge waivers and discounts may depend on the particular Financial Intermediary or type of account through which you purchase or hold Fund Shares. The Fund’s sales charge waivers and discounts disclosed in this prospectus are available for qualifying purchases made directly from the Distributor and are generally available through Financial Intermediaries. The sales charge waivers, discounts and/or breakpoints available through certain Financial Intermediaries may differ from those available for purchases made directly from the Distributor or certain other intermediaries. In addition, Financial Intermediaries may have different policies for determining aggregate accounts. Please contact your Financial Intermediary for more information regarding applicable sales charge waivers and discounts available to you and the relevant terms and conditions.

Minimum Account Balances

The Fund reserves the right to annually request that intermediaries close Fund accounts that are valued at less than $500, other than as a result solely of depreciation in share value. Please note that you may incur a tax liability as a result of your account closure and associated redemption. Certain accounts held through intermediaries may not be subject to closure due to the policies of the intermediaries. You may receive written notice from your intermediary to increase your account balance to the required minimum to avoid having your account closed. If you hold Shares directly with the Fund, you may receive written notice prior to the closure of your Fund account so that you may increase your account balance to the required minimum. The Fund reserves the right to change the amount of these minimums or maximums from time to time or to waive them in whole or in part.

Share Class Conversions

Subject to the conditions set forth in this paragraph, Shares of one class of the Fund may be converted into (i.e. reclassified as) shares of a different class of Shares of the Fund at the request of a current Shareholder or its Financial Intermediary. To qualify for a conversion, the Shareholder must satisfy the conditions for investing in the class into which the conversion is sought (as described in this prospectus and the Statement of Additional Information). Also, shares are not eligible to be converted until any applicable CDSC period has expired. The Financial Intermediary making the conversion request must submit the request in writing. In addition, the Financial Intermediary or other responsible party must process and report the transaction as a conversion. The value of the Shares received during a conversion will be based on the relative NAV of the Shares being converted and the Shares received as a result of the conversion. It generally is expected that conversions will not result in taxable gain or loss. You should consult your tax advisor before requesting a conversion.

Distribution Plan

The Fund, with respect to its Class L, Class M, Class T, Class U and Class U-2 Shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of the Class L, Class M, Class T, Class U and Class U-2 Shares. The Distribution Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate equal to 0.25% of average daily net assets attributable to the Class L, Class M and Class T Shares, at an annual rate equal to 0.75% of average daily net assets attributable to Class U Shares and at an annual rate equal to 0.50% of average daily net assets attributable to Class U-2 Shares, for remittance to Financial Intermediaries as compensation for distribution and/or maintenance of shareholder accounts performed by such Financial Intermediaries for Shareholders of the Fund. Because the Distribution Fee is paid out of the Fund’s assets on an ongoing basis, over time, this fee will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” with respect to its Class A, Class L, Class T and Class U-2 Shares under which the Fund may compensate financial industry professionals or firms for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include (i) electronic processing of client orders, (ii) electronic fund transfers between clients and the Fund, (iii) account reconciliations with the Fund’s transfer agent, (iv) facilitation of electronic delivery to clients of Fund documentation, (v) monitoring client accounts for back-up withholding and any other special tax reporting obligations, (vi) maintenance of books and records with respect to the foregoing, (vii) responding to customer inquiries of a general nature regarding the Fund; (viii) responding to customer inquiries and requests regarding Statements of Additional Information, shareholder reports, notices, proxies and proxy statements, and other Fund documents; (ix) assisting customers in changing account options, account designations and account addresses, and (x) such other information and liaison services as the Fund or FS Credit Income Advisor may reasonably request. Under the Shareholder Services Plan, the Fund, with respect to Class A, Class L, Class T and Class U-2 Shares, may incur expenses on an annual basis up to 0.25% of its average daily net assets attributable to Class A, Class L, Class T and Class U-2 Shares, respectively.

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DISTRIBUTIONS

Subject to the Board’s discretion and applicable legal restrictions, the Fund intends to declare ordinary cash distributions daily and pay them to Shareholders on a monthly basis. Such regular distributions are expected to be paid using all or a portion of the Fund’s Available Operating Funds, which are defined as the Fund’s net investment income after the application of the Expense Limitation, net capital gains and dividends and other distributions paid to the Fund on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment income or net capital gains). The Fund may also pay distributions from offering proceeds or borrowings, which may constitute a return of an investor’s original investment. The amount of any Fund distribution that is treated as a tax-free return of capital will reduce your adjusted tax basis in your Shares, thereby increasing your potential gain or reducing your potential loss on any subsequent sale or other disposition of your Shares.

Subject to the Board’s discretion and applicable legal restrictions, the Fund from time to time may also pay special interim distributions in the form of cash or Shares. At least annually, the Fund intends to authorize and declare special cash distributions of net long-term capital gains, if any.

The Expense Limitation will have the effect of increasing the Available Operating Funds available to fund regular distributions. The Fund’s future repayments of amounts reimbursed or waived by FS Credit Income Advisor pursuant to the Expense Limitation will in turn reduce the Available Operating Funds available to fund regular distributions. There can be no assurance that the Fund will achieve the performance necessary to sustain its distributions or that it will be able to pay distributions at a specific rate or at all. FS Credit Income Advisor has no obligation to waive fees and expenses or otherwise reimburse expenses in future periods.

Each year a statement on Form 1099-DIV identifying the character of the distributions (i.e., as ordinary income, “qualified dividend income,” “capital gain dividends,” and/or a tax-free return of capital) will be mailed to Shareholders. Fund distributions to Shareholders may exceed the Fund’s earnings and profits for U.S. federal income tax purposes, especially during the period before the Fund has substantially invested the proceeds from this Offering. As a result, a portion of such distributions may constitute a return of capital and will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. In addition, certain investments the Fund makes, including preferred and common equity investments, may generate dividends and other distributions to the Fund that are treated for tax purposes as a return of capital, and a portion of the Fund’s distributions to Shareholders may also be deemed to constitute a return of capital for tax purposes to the extent that the Fund may use such dividends or other distribution proceeds to fund its distributions to Shareholders. There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.

To qualify for and maintain RIC tax treatment, the Fund must distribute on a timely basis with respect to each tax year an amount at least equal to the sum of 90% of its “investment company taxable income” and its net tax-exempt interest income, if any, for such tax year. In order to avoid certain excise taxes imposed on RICs, the Fund must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of its capital gain net income for the one-year period ending on October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during such years and on which the Fund paid no federal income tax. The Fund can offer no assurance that it will achieve results that will permit the payment of any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes it to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of the Fund’s borrowings. Any such limitations would adversely impact the Fund’s ability to make distributions to Shareholders.

Distribution Reinvestment Plan

The Fund operates under a DRP administered by SS&C. Pursuant to the DRP, the Fund’s cash distributions are reinvested in the same class of Shares of the Fund.

Shareholders automatically participate in the DRP, unless and until an election is made to withdraw from the DRP on behalf of such participating Shareholder. Registered Shareholders who do not wish to have cash distributions automatically reinvested should so notify SS&C in writing at FS Credit Income Fund, c/o SS&C Technologies, Inc., P.O. Box 219095, Kansas City, Missouri 64121-9095. Such written notice must be received by SS&C no later than 15 days prior to any payment date of the cash distribution or the Shareholder will receive such cash distribution in Shares through the DRP. If Shares are held by a broker or other Financial Intermediary, a Shareholder may elect to withdraw from the DRP by notifying their broker or other Financial Intermediary of their election. Under the DRP, the Fund’s cash distributions to Shareholders are reinvested in full and fractional Shares as described below.

106

When the Fund declares a cash distribution, SS&C, on the Shareholder’s behalf, will receive additional authorized, newly-issued Shares from the Fund. The number of Shares to be received when cash distributions are reinvested will be determined by dividing the total dollar amount of the distribution payable by the NAV per Share of the applicable class.

Although Shares issued pursuant to the DRP will not be subject to any Sales Load, such Shares will be subject to the shareholder servicing fee and Distribution Fee, as applicable.

SS&C will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. SS&C will hold Shares in the account of the Shareholders in non-certificated form in the name of the participant, and each Shareholder’s proxy, if any, will include those Shares purchased pursuant to the DRP. Each participant, nevertheless, has the right to request certificates for whole and fractional Shares owned. The Fund will issue certificates in its sole discretion. SS&C, or another entity selected by a Financial Intermediary, as the case may be, will distribute all proxy solicitation materials, if any, to participating Shareholders.

In the case of Shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the DRP, SS&C will administer the DRP on the basis of the number of Shares certified from time to time by the record Shareholder as representing the total amount of Shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the DRP.

Neither SS&C nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the DRP, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of cash distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions. See “Tax Aspects.”

The Fund reserves the right to amend, suspend or terminate the DRP. There is no direct service charge to participants with regard to purchases under the DRP; however, the Fund reserves the right to amend the DRP to include a service charge payable by participants.

All correspondence concerning the DRP should be directed to the plan administrator by mail at FS Credit Income Fund, c/o SS&C Technologies, Inc., P.O. Box 219095, Kansas City, Missouri 64121-9095. A Shareholder may obtain a copy of the DRP by request to the plan administrator or by contacting the Fund.

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FISCAL YEAR; REPORTS

For accounting purposes, the Fund’s fiscal year ends on October 31. The Fund’s tax year ends on October 31. After the end of each calendar year, the Fund will furnish to Shareholders a statement on Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for U.S. federal income tax purposes. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the fiscal period for which the report is being made, or as otherwise required by the 1940 Act.

108

PRIVACY NOTICE

The Fund is committed to protecting the privacy of Shareholders. This privacy notice explains the privacy policies of the Fund and its affiliates. This notice supersedes any other privacy notice Shareholders may have received from the Fund.

The Fund will safeguard, according to strict standards of security and confidentiality, all information the Fund receives about Shareholders. The only information the Fund collects from Shareholders is their name, address and number of Shares held. With regard to this information, the Fund maintains physical, electronic and procedural safeguards that comply with federal and state standards. This information is used only so that the Fund can service Shareholder accounts; send Shareholders annual reports, semi-annual reports and other information about the Fund, and send Shareholders proxy statements or other information required by law.

The Fund does not share this information with any non-affiliated third party except as described below.

●	Authorized employees of FS Credit Income Advisor. It is the Fund’s policy that only authorized employees of FS Credit Income Advisor who need to know a Shareholder’s personal information will have access to it.

●	Service providers. The Fund may disclose a Shareholder’s personal information to companies that provide services on the Fund’s behalf, such as record keeping, processing the Shareholder’s trades and mailing the Shareholder information. These companies are required to protect the Shareholder’s information and use it solely for the purpose for which they received it.

●	Courts and government officials. If required by law, the Fund may disclose a Shareholder’s personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena or court order will be disclosed.

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INQUIRIES

Inquiries concerning the Fund and the Shares should be directed to:

Investor Services
FS Credit Income Fund
201 Rouse Boulevard
Philadelphia, Pennsylvania 19112
Telephone: (215) 495-1150
Website: fsinvestments.com

110

Investors should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, investors should not rely upon such information or representations. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell to, or a solicitation of an offer to buy from, any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth below. Investors should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

FS CREDIT INCOME FUND

Investment Adviser

FS Credit Income Advisor, LLC

Prospectus

[ ], 2025

PR-CIF

FS CREDIT INCOME FUND

Investment Adviser

FS Credit Income Advisor, LLC

Statement of Additional Information

[ ], 2025

FS Credit Income Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a diversified, closed-end management investment company and operates as an interval fund. The Fund makes investments as described in the Fund’s prospectus dated [ ], 2025, as may be supplemented from time to time (the “Prospectus”), which is incorporated herein by reference, with the proceeds it receives from the sale of common shares of beneficial interest (all classes of the Fund’s common shares of beneficial interest are collectively referred to in this Statement of Additional Information as “Shares”). There can be no assurance that the Fund will achieve its investment objective.

This Statement of Additional Information (this “Statement of Additional Information”) is not a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by the Prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus, a copy of which may be obtained upon request and without charge by writing to the Fund at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112, by calling the Fund collect at (215) 495-1150 or by accessing the Fund’s “Prospectus” page on FS Investments’ website at fsinvestments.com. The information on FS Investments’ website is not incorporated by reference into this Statement of Additional Information and investors should not consider it a part of this Statement of Additional Information. The Prospectus, and other information about the Fund, is also available on the U.S. Securities and Exchange Commission’s (the “SEC”) website at sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.

Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus.

B-i

INVESTMENT OBJECTIVE, POLICIES AND RISKS

The following disclosure supplements the disclosure set forth under the caption “Types of Investments and Related Risks” in the Prospectus and does not, by itself, present a complete or accurate explanation of the matters disclosed. Prospective investors must refer also to “Types of Investments and Related Risks” in the Prospectus for a complete presentation of the matters disclosed below.

Bank Loans and Participations

The Fund’s investment program may include bank loans and participations. These obligations are subject to unique risks, including (i) the possible avoidance of an investment transaction as a “preferential transfer,” “fraudulent conveyance” or “fraudulent transfer,” among other avoidance actions, under relevant bankruptcy, insolvency and/or creditors’ rights laws; (ii) so-called “lender liability” claims by the issuer of the obligations; (iii) environmental liabilities that may arise with respect to collateral securing the obligations; (iv) limitations on the ability of the Fund to directly enforce its rights with respect to participations; and (v) the contractual nature of participations where the Fund takes on the credit risk of the agent bank rather than the actual borrower. Additionally, the Fund may have difficulty disposing of its investments in loans, and the market for such instruments may lack sufficient liquidity. Bank loans and participations may not be deemed to be “securities” under the federal securities laws of the United States and therefore may not be subject to the protections included in such laws. In particular, if a loan is not considered a security under the federal securities laws, certain legal protections normally available to securities investors under the federal securities laws, such as those against fraud and misrepresentation, may not be available.

The Fund may acquire interests in loans either directly (by way of assignment) or indirectly (by way of participation). The Fund typically acquires loans by assignment, but may in some instances purchase loans by participation. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a contracting party under the loan agreement with respect to the loan; however, its rights can be more restricted than those of the assigning institution. Participation in a portion of a loan typically results in a contractual relationship only with the institution participating out the interest and not with the obligor. The Fund would, in such a case, have the right to receive payments of principal and interest to which it is entitled only from the institution selling the participation, and not directly from the obligor, and only upon receipt by such institution of such payments from the obligor. As the owner of a participation, the Fund generally will have no right to enforce compliance by the obligor with the terms of the loan agreement or to vote on amendments to the loan agreement, nor any rights of set-off against the obligor, and the Fund may not directly benefit from collateral supporting the loan in which it has purchased the participation. In addition, in the event of the insolvency of the selling institution, the Fund may be treated as a general creditor of such selling institution, and may not have any exclusive or senior claim with respect to the selling institution’s interest in, or the collateral with respect to, the applicable loan. Consequently, the Fund will assume the credit risk of both the obligor and the institution selling the participation to the Fund. As a result, concentrations of participations from any one selling institution subject the Fund to an additional degree of risk with respect to defaults by such selling institution.

In connection with certain loan transactions, transaction costs that are borne by the Fund may include the expenses of third parties that are retained to assist with reviewing, conducting diligence, negotiating, structuring and servicing a loan transaction and/or providing other services in connection therewith. Furthermore, the Fund may incur such costs in connection with loan transactions that are purchased by the Fund but not ultimately consummated.

Fixed-Income Instruments

The Fund invests in fixed-income instruments, such as high-yield corporate debt securities or bonds. Corporate bonds and other fixed-income instruments are typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution (the “Underwriter”) for a group of investors (“Bond Investors”). In secured fixed-income instrument offerings, an institution, typically but not always an agent affiliated with the Underwriter, holds any collateral on behalf of the Bond Investors. The Fund may purchase fixed-income instruments either directly from the Underwriter or from a Bond Investor.

B-1

An issuer of fixed-income instruments must typically comply with the terms contained in a note purchase agreement or indenture between the issuer and the holders of the instruments (the “Bond Agreement”). These Bond Agreements generally detail the schedule of payments and also place certain restrictive financial and other covenants on the issuer, similar to those in loan agreements. A trustee typically administers and enforces the terms of the Bond Agreement and the fixed-income instrument on behalf of all holders of the instrument.

The rights of holders of high-yield corporate debt securities or bonds are generally subordinate to any existing senior or secured lenders in the issuer’s capital structure and are structurally subordinated to the rights of any existing or future lenders to an issuer’s subsidiaries that do not guarantee the high-yield corporate debt securities or bonds, and thus have a lower priority in payment than such lenders.

Debtor-in-Possession (“DIP”) Loans

The Fund may invest in or extend loans to companies that have filed for protection under Chapter 11 of the United States Bankruptcy Code. These DIP loans are most often working-capital facilities put into place at the outset of a Chapter 11 case to provide the debtor with both immediate cash and the ongoing working capital that will be required during the reorganization process. While such loans are generally viewed as less risky than many other types of loans as a result of their seniority in the debtor’s capital structure, their underlying collateral and because their terms will have been approved by a federal bankruptcy court order, the debtor’s reorganization efforts may fail and the proceeds of the ensuing liquidation of the DIP lender’s collateral might be insufficient to repay the DIP loan.

Lender Liability

Under common law principles that in some cases form the basis for lender liability claims, if a lender (i) intentionally takes an action that results in the undercapitalization of a borrower or issuer to the detriment of other creditors of such borrower or issuer, (ii) engages in other inequitable conduct to the detriment of such other creditors or (iii) engages in fraud with respect to, or makes misrepresentations to, such other creditors, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors (a remedy called “equitable subordination”). The Fund does not intend to engage in conduct that would form the basis for a successful cause of action based upon the equitable subordination doctrine; however, because of the nature of the debt obligations, the Fund may be subject to claims from creditors of an obligor that debt obligations of such obligor which are held by the Fund should be equitably subordinated.

Restricted and Illiquid Investments

The Fund may not be able to readily dispose of illiquid investments at prices that approximate those at which the Fund could sell such investments if they were more widely traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations.

The Fund may purchase certain securities eligible for resale to qualified institutional buyers as contemplated by Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) (such securities, “Rule 144A Securities”). Rule 144A provides an exemption from the registration requirements of the Securities Act for the resale of certain restricted securities to certain qualified institutional buyers. One effect of Rule 144A is that certain restricted securities may be considered liquid, though no assurance can be given that a liquid market for Rule 144A Securities will develop or be maintained. However, where a substantial market of qualified institutional buyers has developed for certain unregistered securities purchased by the Fund pursuant to Rule 144A under the Securities Act, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Board of Trustees of the Fund (the “Board”). Because it is not possible to predict with assurance how the market for Rule 144A Securities will develop, the Board directs FS Credit Income Advisor, LLC (“FS Credit Income Advisor”) to carefully monitor the Fund’s investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund’s investing in such securities may have the effect of increasing the level of illiquidity in its investment portfolio during such period.

B-2

Collateralized Debt Obligations (“CDOs”)

The Fund may invest in CDOs, which include collateralized bond obligations (“CBOs”), collateralized loan obligations (“CLOs”) and other securitized products. CDOs are types of asset-backed securities. The risks of an investment in a CDO depend largely on the type of collateral securities and the class of the CDO in which the Fund invests. Additionally, the value of asset-backed securities is subject to risks associated with the servicers’ performance. In some circumstances, a servicer’s or originator’s mishandling of documentation related to the underlying collateral (e.g., a failure to properly document a security interest in the underlying collateral) may affect the rights of the security holders in and to the underlying collateral. Normally, CDOs, including CBOs, CLOs and other securitized products, are privately offered and sold, and thus are not registered under the securities laws. As a result, investments in CDOs may be characterized by the Fund as illiquid investments. However, an active dealer market may exist for CDOs, allowing a CDO to qualify for transactions under Rule 144A of the Securities Act. In addition to the normal risks associated with fixed-income securities and asset-backed securities generally discussed elsewhere in this Statement of Additional Information, CDOs carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the risk that the collateral may default or decline in value or be downgraded, if rated by a nationally recognized statistical rating organization; (iii) the Fund is likely to invest in tranches of CDOs that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) the investment return achieved by the Fund could be significantly different than those predicted by financial models; (vi) the lack of a readily available secondary market for CDOs; (vii) risk of forced “fire sale” liquidation due to technical defaults such as coverage test failures; and (viii) the CDO’s manager may perform poorly.

Structured Products Risk. The Fund may invest in structured products, consisting of CLOs and credit-linked notes. CLOs and structured products are generally backed by an asset or a pool of assets (often senior secured loans and other credit-related assets in the case of a CLO) that serve as collateral. Holders of structured products bear the risks, including credit risk, of the underlying investments, index or reference obligation and are subject to prepayment and counterparty risks.

In some instances, such as in the case of most CLOs, structured products are issued in multiple tranches, offering investors various maturity and credit risk characteristics, often categorized as senior, mezzanine and subordinated/equity according to their degree of risk. If there are defaults or the relevant collateral otherwise underperforms, scheduled payments to senior tranches of such securities take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches.

The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product’s administrative and other expenses.

Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter-term financing to purchase longer-term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining short-term financing, which may adversely affect the value of the structured products owned by the Fund.

B-3

Certain structured products may be thinly traded or have a limited trading market. CLOs and credit-linked notes are typically privately offered and sold. Structured products, and particularly subordinated interests thereof, are less liquid than many other types of securities and may be more volatile than the underlying assets. As a result, investments in CLOs and credit-linked notes may be subject to liquidity risk and may be characterized by the Fund as illiquid investments. In addition to the general risks associated with debt securities discussed herein, CLOs carry additional risks, including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the fact that investments in CLO equity and junior debt tranches will likely be subordinate to other senior classes of CLO debt; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

In addition, changes in the collateral held by a CLO may cause payments on the instruments the Fund holds to be reduced, either temporarily or permanently. Further, the performance of a CLO or other structured products will be affected by a variety of factors, including the security’s priority in the capital structure of the issuer thereof, the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets. There are also the risks that the trustee of a CLO does not properly carry out its duties to the CLO, potentially resulting in loss to the CLO. In addition, the complex structure of the security may produce unexpected investment results, especially during times of market stress or volatility.

Rights Offerings and Warrants to Purchase

The Fund may participate in rights offerings and may purchase warrants, which are privileges issued by corporations enabling the owners to subscribe for and purchase a specified number of shares of the corporation at a specified price during a specified period of time. Subscription rights normally have a short life span to expiration. The purchase of rights or warrants involves the risk that the Fund could lose the purchase value of a right or warrant if the right to subscribe for additional shares is not exercised prior to the right’s or warrant’s expiration. Also, the purchase of rights and/or warrants involves the risk that the effective price paid for the right and/or warrant added to the subscription price of the related security may exceed the value of the related security’s market price such as when there is no movement in the level of the underlying security.

Equity Securities

In addition to common stock, the Fund may invest in other equity securities, including preferred stock, convertible securities and depositary receipts. Different types of equity securities provide different voting and dividend rights and priority in the event of bankruptcy and/or insolvency of the issuer. Equity securities other than common stock are subject to many of the same risks as common stock, although possibly to different degrees. The risks of equity securities are generally magnified in the case of equity investments in distressed companies.

Preferred Stock. Preferred stock has a preference over common stock in liquidation (and generally dividends as well) but is subordinated to the liabilities of the issuer in all respects. As a general rule, the market value of preferred stock with a fixed dividend rate and no conversion element varies inversely with interest rates and perceived credit risk, while the market price of convertible preferred stock generally also reflects some element of conversion value. Preferred securities of smaller companies may be more vulnerable to adverse developments than preferred securities of larger companies.

Because preferred stock is junior to debt securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of the issuer’s preferred stock than in more senior credit securities with similar stated yield characteristics. Unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer’s board of directors. Preferred stock also may be subject to optional or mandatory redemption provisions.

B-4

Convertible Securities. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. Convertible securities rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.

Depositary Receipts. The Fund may hold investments in sponsored and unsponsored American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”), Global Depositary Receipts (“GDRs”) and other similar global instruments. ADRs typically are issued by a U.S. bank or trust company and evidence ownership of underlying securities issued by a non-U.S. corporation. EDRs, which are sometimes referred to as continental depositary receipts, are receipts issued in Europe, typically by non-U.S. banks and trust companies, that evidence ownership of either non-U.S. or domestic underlying securities. GDRs are depositary receipts structured like global debt issues to facilitate trading on an international basis. Unsponsored ADR, EDR and GDR programs are organized independently and without the cooperation of the issuer of the underlying securities. As a result, available information concerning the issuer may not be as current as for sponsored ADRs, EDRs and GDRs, and the prices of unsponsored ADRs, EDRs and GDRs may be more volatile than if such instruments were sponsored by the issuer. Investments in ADRs, EDRs and GDRs present the additional investment considerations of non-U.S. securities.

Cash Equivalents and Short-Term Debt Securities

For temporary defensive purposes, the Fund may invest up to 100% of its assets in cash equivalents and short-term debt securities. Short-term debt securities are defined to include, without limitation, the following:

(1)	U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by U.S. government agencies or instrumentalities. U.S. government securities include securities issued by: (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration and Government National Mortgage Association, the securities of which are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks and Tennessee Valley Authority, the securities of which are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, the securities of which are supported by the discretionary authority of the U.S. government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, the securities of which are supported only by its credit. While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate. Additionally, the maximum potential liability of the issuers of some U.S. government securities may greatly exceed their current resources, including any legal right to support from the U.S. Treasury. The economic crisis in the United States during 2008 and 2009 negatively impacted government-sponsored entities. As the real estate market deteriorated through declining home prices and increasing foreclosure, government-sponsored entities, which back the majority of U.S. mortgages experienced extreme volatility, and in some cases, a lack of liquidity. Additionally, from time to time, uncertainty regarding the status of negotiations in the U.S. government to increase the statutory debt ceiling could impact the creditworthiness of the United States and could impact the liquidity of the U.S. government securities markets and ultimately the Fund. FS Credit Income Advisor will monitor developments and seek to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objectives, but there can be no assurance that it will be successful in doing so.

B-5

(2)	Certificates of deposit are issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Fund may not be fully insured by the Federal Deposit Insurance Corporation.

(3)	Repurchase agreements, which involve purchases of debt securities. At the time the Fund purchases securities pursuant to a repurchase agreement, it simultaneously agrees to resell and redeliver such securities to the seller, who also simultaneously agrees to buy back the securities at a fixed price and time. This assures a predetermined yield for the Fund during its holding period, since the resale price is always greater than the purchase price and reflects an agreed-upon market rate. Such actions afford an opportunity for the Fund to invest temporarily available cash. The Fund may enter into repurchase agreements only with respect to obligations of the U.S. government, its agencies or instrumentalities; certificates of deposit; or bankers’ acceptances in which the Fund may invest. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. The risk to the Fund is limited to the ability of the seller to pay the agreed-upon sum on the repurchase date; in the event of default, the repurchase agreement provides that the Fund is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Fund could incur a loss of both principal and interest. FS Credit Income Advisor will monitor the value of the collateral at the time the action is entered into and at all times during the term of the repurchase agreement. FS Credit Income Advisor will do so in an effort to determine that the value of the collateral always equals or exceeds the agreed-upon repurchase price to be paid to the Fund. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Fund to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws.

(4)	Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Fund and a corporation. There is no secondary market for such notes. However, they are redeemable by the Fund at any time. FS Credit Income Advisor will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continuously monitor the corporation’s ability to meet all of its financial obligations, because the Fund’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

Risks of Foreign Investments

Investments in foreign issuers or securities principally traded outside the United States may involve special risks due to foreign economic, political and legal developments, including favorable or unfavorable changes in currency exchange rates, exchange control regulations (including currency blockage), expropriation, nationalization or confiscatory taxation of assets, and possible difficulty in obtaining and enforcing judgments against foreign entities. The Fund may be subject to foreign taxation on realized capital gains, dividends or interest payable on foreign securities, on transactions in those securities and on the repatriation of proceeds generated from those securities. Transaction-based charges are generally calculated as a percentage of the transaction amount and are paid upon the sale or transfer of portfolio securities subject to such taxes. Any taxes or other charges paid or incurred by the Fund in respect of its foreign securities will reduce the Fund’s yield.

B-6

In addition, the tax laws of some foreign jurisdictions in which the Fund may invest are unclear and interpretations of such laws can change over time. As a result, to comply with guidance related to the accounting and disclosure of uncertain tax positions under generally accepted accounting principles (“GAAP”), the Fund may be required to accrue for book purposes certain foreign taxes in respect of its foreign securities or other foreign investments that it may or may not ultimately pay. Such tax accruals will reduce the Fund’s NAV at the time accrued, even though, in some cases, the Fund ultimately will not pay the related tax liabilities. Conversely, the Fund’s NAV will be increased by any tax accruals that are ultimately reversed.

Issuers of foreign securities are subject to different, often less comprehensive, accounting, custody, reporting and disclosure requirements than U.S. issuers. The securities of some foreign governments, companies and securities markets are less liquid, and at times more volatile, than comparable U.S. securities and securities markets. Foreign brokerage commissions and related fees also are generally higher than those in the United States. Investments in foreign securities also may be affected by different custody and/or settlement practices or delayed settlements in some foreign markets, less publicly available information and less stringent investor protections. The laws of some foreign countries may limit the Fund’s ability to invest in securities of certain issuers located in those countries. Foreign countries may have reporting requirements with respect to the ownership of securities, and those reporting requirements may be subject to interpretation or change without prior notice to investors. No assurance can be given that the Fund will satisfy applicable foreign reporting requirements at all times.

The United Kingdom (“UK”) left the European Union (“EU”) on January 31, 2020, and a transition period during which the UK and EU negotiated terms of departure ended on December 31, 2020. The departure is commonly referred to as “Brexit.” The UK and EU reached an agreement, effective January 1, 2021, on the terms of their future trading relationship, which principally relates to the trading of goods. At this time, the impact that the trade deal and any future agreements on services, particularly financial services, will have on the Fund cannot be predicted, and it is possible that the new terms may adversely affect the Fund. Brexit may have significant political and financial consequences for the Eurozone markets and broader global economy, including greater volatility in the global stock markets and illiquidity, fluctuations in currency and exchange rates, and an increased likelihood of a recession in the UK. Securities issued by companies domiciled in the UK could be subject to changing regulatory and tax regimes. Banking and financial services companies that operate in the UK or EU could be disproportionately impacted by these actions. Further insecurity in EU membership or the abandonment of the euro could exacerbate market and currency volatility and negatively impact investments in securities issued by companies located in EU countries. Brexit also may cause additional member states to contemplate departing the EU, which would likely perpetuate political and economic instability in the region and cause additional market disruption in global financial markets. As a result, markets in the UK, Europe and globally could experience increased volatility and illiquidity, and potentially lower economic growth which in return could potentially have an adverse effect on the value of the Fund’s investments. Market disruption in the EU and globally may have a negative effect on the value of the Fund’s investments. Additionally, there could be additional risks if one or more additional EU member states seek to leave the EU.

When-Issued and Forward Commitment Securities

The Fund may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis to acquire the security or to hedge against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Fund will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss.

Securities purchased on a forward commitment or when-issued basis are subject to changes in value (generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise) based upon the public’s perception of the creditworthiness of the issuer and changes, actual or anticipated, in the level of interest rates. Securities purchased on a forward commitment or when-issued basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued basis can involve the additional risks that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment or when-issued basis when the Fund is fully invested may result in greater potential fluctuation in the Fund’s NAV.

B-7

The risks and effect of settlements in the ordinary course on the Fund’s NAV are not the same as the risks and effect of when-issued and forward commitment securities.

The purchase price of when-issued and forward commitment securities are expressed in yield terms, which reference a floating rate of interest, and is therefore subject to fluctuations of the security’s value in the market from the date of the Fund’s commitment (the “Commitment Date”) to the date of the actual delivery and payment for such securities (the “Settlement Date”). There is a risk that, on the Settlement Date, the Fund’s payment of the final purchase price, which is calculated on the yield negotiated on the Commitment Date, will be higher than the market’s valuation of the security on the Settlement Date. This same risk is also borne if the Fund disposes of its right to acquire a when-issued security, or its right to deliver or receive, a forward commitment security, and there is a downward market movement in the value of the security from the Commitment Date to the Settlement Date. In some instances, no income accrues to the Fund during the period from the Commitment Date to the Settlement Date. On the other hand, the Fund may incur a gain if the Fund invests in when-issued and forward commitment securities and correctly anticipates the rise in interest rates and prices in the market.

The settlements of secondary market purchases of senior loans in the ordinary course, on a settlement date beyond the period expected by loan market participants (i.e., T+7 for par loans and T+20 for distressed loans, in other words more than seven or twenty business days beyond the trade date, respectively) are subject to the delayed compensation mechanics prescribed by the Loan Syndications and Trading Association (“LSTA”). For par loans, income accrues to the buyer of the senior loan (the “Buyer”) during the period beginning on the last date by which the senior loan purchase should have settled (T+7) to and including the actual settlement date. Should settlement of a par senior loan purchase in the secondary market be delayed beyond the T+7 period prescribed by the LSTA, the Buyer is typically compensated for such delay through a payment from the seller of the senior loan (this payment may be netted from the wire released on settlement date for the purchase price of the senior loan paid by the Buyer). In brief, the adjustment is typically calculated by multiplying the notional amount of the trade by the applicable margin in the Loan Agreement prorated for the number of business days (calculated using a year of 360 days) beyond the settlement period prescribed by the LSTA, plus any amendment or consent fees that the buyer should have received. Furthermore, the purchase of a senior loan in the secondary market is typically negotiated and finalized pursuant to a binding trade confirmation, and therefore, the risk of non-delivery of the security to the Fund is reduced or eliminated when compared with such risk when investing in when-issued or forward commitment securities.

Rule 18f-4 under the 1940 Act permits the Fund to enter into when-issued or forward-settling securities and non-standard settlement cycle securities notwithstanding the limitation on the issuance of senior securities in Section 18 of the 1940 Act, provided that the Fund intends to physically settle the transaction and the transaction will settle within 35 days of its trade date (the “Delayed-Settlement Securities Provision”). If a when-issued, forward-settling or non-standard settlement cycle security does not satisfy the Delayed-Settlement Securities Provision, then it is treated as a derivatives transaction under Rule 18f-4. See “Restrictions on the Use of Derivative and Other Transactions” in the Prospectus for additional information.

Special Situations

The Fund invests in securities and other obligations of companies that are in special situations involving significant financial or business distress, including companies involved in bankruptcy or other reorganization and liquidation proceedings. In any investment opportunity involving any such type of special situation, there exists the risk that the contemplated transaction either will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities, the value of which may be less than the purchase price paid by the Fund for the securities or other financial instruments in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Fund may be required to sell its investment at a loss. The consummation of such transactions can be prevented or delayed by a variety of factors, including, but not limited to: (i) intervention of a regulatory agency; (ii) market conditions resulting in material changes in securities prices; (iii) compliance with any applicable bankruptcy, insolvency or securities laws; and/or (iv) the inability to obtain adequate financing. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies in which the Fund invests, there is a potential risk of loss by the Fund of its entire investment in such companies.

B-8

Certain Bankruptcy and Insolvency Issues

Some of the companies in which the Fund invests may be involved in complex bankruptcy or insolvency proceedings in the United States or elsewhere. There are a number of significant risks inherent in the bankruptcy or insolvency process. The Fund cannot guarantee the outcome of any bankruptcy or insolvency proceeding.

Under U.S. bankruptcy or other insolvency proceedings, the Fund may risk taking a loss on its investment and having its claim released or discharged against the debtor and third parties. For example, under a plan of reorganization, the Fund could receive a cash distribution for less than its initial investment or receive securities or other financial instruments in exchange for its claims, which then could be discharged and released against the debtor or other third parties. In addition, through U.S. bankruptcy proceedings, a debtor can effectuate a sale of assets with a purchaser acquiring such assets free and clear of any claims or liens underlying the Fund’s investment, with the Fund having only potential recourse to the proceeds of the sale.

Under certain circumstances, payments or grants of security to the Fund may be reclaimed, recharacterized or avoided if any such payment or grant is later determined by the applicable court to have been a fraudulent conveyance, fraudulent transfer, preferential payment or otherwise subject to avoidance under applicable law. In addition, especially in the case of investments made prior to the commencement of bankruptcy proceedings, creditors can lose their ranking and priority if they exercise “domination and control” of a debtor and other creditors can demonstrate that they have been harmed by such actions.

Many events in a bankruptcy are often beyond the control of the creditors. While creditors may be given an opportunity to object to or otherwise participate in significant actions, there can be no assurance that a court in the exercise of its broad powers or discretion would not approve actions that would be contrary to the interests of the Fund.

The duration of a bankruptcy or insolvency proceeding is difficult to predict. A creditor’s return on investment can be adversely impacted by delays while a plan of reorganization is being negotiated, approved by the creditors and confirmed by the bankruptcy court and until the plan ultimately becomes effective. Similar delays can occur while a court considers a sale or other restructuring transaction. In addition, the administrative costs in connection with a bankruptcy or insolvency proceeding are frequently high and will be paid out of the debtor’s estate prior to any return to unsecured creditors or equity holders. If a proceeding involves protracted or difficult litigation, or turns into a liquidation, substantial assets may be devoted to administrative costs. Also, in the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. Further, certain claims that have priority by law (for example, claims for taxes) may be quite substantial.

The effect of a bankruptcy filing on or by a portfolio company may adversely and permanently affect the portfolio company. The portfolio company may lose its market position, going concern value and key employees and otherwise become incapable of restoring itself as a viable entity. If the proceeding is converted to a liquidation, the liquidation value of the portfolio company may not equal the liquidation value that was believed to exist at the time of the investment.

B-9

Other Portfolio Strategies

Derivatives

General Limitations on Futures and Options Transactions. FS Credit Income Advisor has claimed an exclusion from the definition of the term “commodity pool operator” in accordance with the U.S. Commodity Futures Trading Commission (“CFTC”) Regulation 4.5 so that FS Credit Income Advisor is not subject to registration or regulation as a commodity pool operator (“CPO”) under the Commodity Exchange Act (the “CEA”) with respect to the Fund. In order to maintain the exclusion for FS Credit Income Advisor, the Fund must invest no more than a prescribed level of its liquidation value in certain futures, certain swap contracts and certain other derivatives subject to the CEA’s jurisdiction, and the Fund must not market itself as providing investment exposure to such instruments. If the Fund’s investments no longer qualify FS Credit Income Advisor for the exclusion, FS Credit Income Advisor may be subject to the CFTC’s CPO registration requirements with respect to the Fund, and the disclosure and operations of the Fund would need to comply with all applicable regulations governing commodity pools registered as investment companies under the 1940 Act and commodity pool operators. Compliance with the additional registration and regulatory requirements may increase operating expenses. Other potentially adverse regulatory initiatives could also develop.

The use of derivatives is subject to operational and legal risks. Operational risks refer to risks related to potential operational issues, including documentation issues, settlement issues, system failures, inadequate controls and human error. Legal risks generally refer to risks of loss resulting from insufficient documentation, insufficient capacity or authority of counterparties or legality and enforceability of a contract.

Short Sales. The Fund may engage in short sales of securities, particularly of corporate bonds and other fixed-income instruments. A short sale is a transaction in which the Fund sells a security it does not own as a means of attractive financing for purchasing other assets or in anticipation that the market price of that security will decline. The Fund may make short sales for financing, for risk management, to maintain portfolio flexibility or to enhance income or gain.

When the Fund makes a short sale, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.

The Fund’s obligation to replace the borrowed security may be secured by collateral deposited with the broker-dealer, usually cash, U.S. government securities or other liquid securities. The Fund may also be required to designate on its books and records similar collateral with its custodian to the extent necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding any payments received by the Fund on such security, the Fund may not receive any payments (including interest) on its collateral deposited with such broker-dealer.

Short selling involves a number of risks. If a security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. The Fund may, but is not expected to, have substantial short positions and may engage in short sales where it does not own or have the immediate right to acquire the security sold short, and as such must borrow those securities to make delivery to the buyer under the short sale transaction. The Fund may not be able to borrow a security that it needs to deliver or it may not be able to close out a short position at an acceptable price and may have to sell related long positions earlier than it had expected. Thus, the Fund may not be able to successfully implement any short sale strategy it employs due to limited availability of desired securities or for other reasons. Also, there is the risk that the counterparty to a short sale may fail to honor its contractual terms, causing a loss to the Fund.

In times of unusual or adverse market, economic, regulatory or political conditions, the Fund may not be able, fully or partially, to implement its short selling strategy. Periods of unusual or adverse market, economic, regulatory or political conditions generally may exist for as long as six months and, in some cases, much longer.

Options. The Fund may purchase put and call options on currencies or securities. A put option gives the purchaser the right to compel the writer of the option to purchase from the option holder an underlying currency or security or its equivalent at a specified price at any time during the option period. In contrast, a call option gives the purchaser the right to buy the underlying currency or security covered by the option or its equivalent from the writer of the option at the stated exercise price.

B-10

As a holder of a put option, the Fund will have the right to sell the currencies or securities underlying the option and as the holder of a call option, the Fund will have the right to purchase the currencies or securities underlying the option, in each case at their exercise price at any time prior to the option’s expiration date. The Fund may seek to terminate its option positions prior to their expiration by entering into closing transactions. The ability of the Fund to enter into a closing sale transaction depends on the existence of a liquid secondary market. There can be no assurance that a closing purchase or sale transaction can be effected when the Fund so desires.

Certain Considerations Regarding Options. The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. The purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The purchase of options involves the risk that the premium and transaction costs paid by the Fund in purchasing an option will be lost as a result of unanticipated movements in prices of the securities on which the option is based. Imperfect correlation between the options and securities markets may detract from the effectiveness of attempted hedging. Options transactions may result in significantly higher transaction costs and portfolio turnover for the Fund.

Some, but not all, of the Fund’s derivative instruments may be traded and listed on an exchange. There is no assurance that a liquid secondary market on an options exchange will exist for any particular option at any particular time, and for some options no secondary market on an exchange or elsewhere may exist. If the Fund is unable to effect a closing sale transaction with respect to options on securities that it has purchased, it would have to exercise the option to realize any profit and would incur transaction costs upon the purchase and sale of the underlying securities.

Futures Contracts. The Fund may enter into securities-related futures contracts, including security futures contracts, as an anticipatory hedge. The Fund’s derivative investments may include sales of futures as an offset against the effect of expected declines in securities prices and purchases of futures as an offset against the effect of expected increases in securities prices. The Fund does not enter into futures contracts which are prohibited under the CEA and will, to the extent required by regulatory authorities, enter only into futures contracts that are traded on exchanges and are standardized as to maturity date and underlying financial instrument. A security futures contract is a legally binding agreement between two parties to purchase or sell in the future a specific quantity of a security or of the component securities of a narrow-based security index, at a certain price. A person who buys a security futures contract enters into a contract to purchase an underlying security and is said to be “long” the contract. A person who sells a security futures contract enters into a contract to sell the underlying security and is said to be “short” the contract. The price at which the contract trades (the “contract price”) is determined by relative buying and selling interest on a regulated exchange.

Transaction costs are incurred when a futures contract is bought or sold and margin deposits must be maintained. In order to enter into a security futures contract, the Fund must deposit funds with its custodian in the name of the futures commodities merchant equal to a specified percentage of the current market value of the contract as a performance bond. Moreover, all security futures contracts are marked-to-market at least daily, usually after the close of trading. At that time, the account of each buyer and seller reflects the amount of any gain or loss on the security futures contract based on the contract price established at the end of the day for settlement purposes.

B-11

An open position, either a long or short position, is closed or liquidated by entering into an offsetting transaction (i.e., an equal and opposite transaction to the one that opened the position) prior to the contract expiration. Traditionally, most futures contracts are liquidated prior to expiration through an offsetting transaction and, thus, holders do not incur a settlement obligation. If the offsetting purchase price is less than the original sale price, a gain will be realized; if it is more, a loss will be realized. Conversely, if the offsetting sale price is more than the original purchase price, a gain will be realized; if it is less, a loss will be realized. The transaction costs must also be included in these calculations. However, there can be no assurance that the Fund will be able to enter into an offsetting transaction with respect to a particular futures contract at a particular time. If the Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the futures contract and the Fund may not be able to realize a gain in the value of its future position or prevent losses from mounting. This inability to liquidate could occur, for example, if trading is halted due to unusual trading activity in either the security futures contract or the underlying security; if trading is halted due to recent news events involving the issuer of the underlying security; if systems failures occur on an exchange or at the firm carrying the position; or, if the position is on an illiquid market. Even if the Fund can liquidate its position, it may be forced to do so at a price that involves a large loss.

Under certain market conditions, it may also be difficult or impossible to manage the risk from open security futures positions by entering into an equivalent but opposite position in another contract month, on another market, or in the underlying security. This inability to take positions to limit the risk could occur, for example, if trading is halted across markets due to unusual trading activity in the security futures contract or the underlying security or due to recent news events involving the issuer of the underlying security.

There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures contract position. The Fund would continue to be required to meet margin requirements until the position is closed, possibly resulting in a decline in the Fund’s NAV. In addition, many of the contracts discussed above are relatively new instruments without a significant trading history. As a result, there can be no assurance that an active secondary market will develop or continue to exist.

Security futures contracts that are not liquidated prior to expiration must be settled in accordance with the terms of the contract. Depending on the terms of the contract, some security futures contracts are settled by physical delivery of the underlying security. At the expiration of a security futures contract that is settled through physical delivery, a person who is long the contract must pay the final settlement price set by the regulated exchange or the clearing organization and take delivery of the underlying securities. Conversely, a person who is short the contract must make delivery of the underlying securities in exchange for the final settlement price. Settlement with physical delivery may involve additional costs.

Depending on the terms of the contract, other security futures contracts are settled through cash settlement. In this case, the underlying security is not delivered. Instead, any positions in such security futures contracts that are open at the end of the last trading day are settled through a final cash payment based on a final settlement price determined by the exchange or clearing organization. Once this payment is made, neither party has any further obligations on the contract.

As noted above, margin is the amount of funds that must be deposited by the Fund in order to initiate futures trading and to maintain the Fund’s open positions in futures contracts. A margin deposit is intended to ensure the Fund’s performance of the futures contract. The margin required for a particular futures contract is set by the exchange on which the futures contract is traded and may be significantly modified from time to time by the exchange during the term of the futures contract.

If the price of an open futures contract changes (by increase in the case of a sale or by decrease in the case of a purchase) so that the loss on the futures contract reaches a point at which the margin on deposit does not satisfy margin requirements, the broker will require an increase in the margin. However, if the value of a position increases because of favorable price changes in the futures contract so that the margin deposit exceeds the required margin, the broker will pay the excess to the Fund. In computing daily NAV, the Fund marks to market the current value of its open futures contracts. The Fund expects to earn interest income on its margin deposits.

Because of the low margin deposits required, futures contracts trading involves an extremely high degree of leverage. As a result, a relatively small price movement in a futures contract may result in an immediate and substantial loss or gain to the investor. For example, if at the time of purchase 10% of the value of the futures contract is deposited as margin, a subsequent 10% decrease in the value of the futures contract would result in a total loss of the margin deposit, before any deduction for the transaction costs, if the account were then closed out. A 15% decrease would result in a loss equal to 150% of the original margin deposit, before any deduction for the transaction costs, if the account were then closed out. Thus, a purchase or sale of a futures contract may result in losses in excess of the amount initially invested in the futures contract. However, the Fund would presumably have sustained comparable losses if, instead of the futures contract, it had invested in the underlying financial instrument and sold it after the decline.

B-12

In addition to the foregoing, imperfect correlation between futures contracts and the underlying securities may prevent the Fund from achieving the intended hedge or expose the Fund to risk of loss. Under certain market conditions, the prices of security futures contracts may not maintain their customary or anticipated relationships to the prices of the underlying security or index. These pricing disparities could occur, for example, when the market for the security futures contract is illiquid, when the primary market for the underlying security is closed, or when the reporting of transactions in the underlying security has been delayed.

In addition, the value of a position in security futures contracts could be affected if trading is halted in either the security futures contract or the underlying security. In certain circumstances, regulated exchanges are required by law to halt trading in security futures contracts. For example, trading on a particular security futures contract must be halted if trading is halted on the listed market for the underlying security as a result of pending news, regulatory concerns or market volatility. Similarly, trading of a security futures contract on a narrow-based security index must be halted under circumstances where trading is halted on securities accounting for at least 50% of the market capitalization of the index. In addition, regulated exchanges are required to halt trading in all security futures contracts for a specified period of time when the Dow Jones Industrial Average experiences one-day declines of 10%, 20% and 30%. The regulated exchanges may also have discretion under their rules to halt trading in other circumstances, such as when the exchange determines that the halt would be advisable in maintaining a fair and orderly market.

A trading halt, either by a regulated exchange that trades security futures or an exchange trading the underlying security or instrument, could prevent the Fund from liquidating a position in security futures contracts in a timely manner, which could expose the Fund to a loss.

Each regulated exchange trading a security futures contract may also open and close for trading at different times than other regulated exchanges trading security futures contracts or markets trading the underlying security or securities. Trading in security futures contracts prior to the opening or after the close of the primary market for the underlying security may be less liquid than trading during regular market hours.

Swap Agreements. The Fund may enter into swap agreements. In a standard “swap” transaction, two parties agree to exchange the returns, differentials in rates of return or some other amount earned or realized on the “notional amount” of predetermined investments or instruments, which may be adjusted for an interest factor. Some swaps are structured to include exposure to a variety of different types of investments or market factors, such as interest rates, commodity prices, non-U.S. currency rates, mortgage securities, corporate borrowing rates, security prices, indexes or inflation rates. Swap agreements may be negotiated bilaterally and traded over-the-counter (“OTC”) between two parties or, in some instances, must be transacted through a futures commission merchant and cleared through a clearinghouse that serves as a central counterparty. Certain risks are reduced (but not eliminated) if a fund invests in cleared swaps. Certain standardized swaps, including certain credit default swaps, are subject to mandatory clearing, and more are expected to be in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared derivatives, but cleared contracts are not risk-free.

The Fund may enter into combinations of swap agreements in order to achieve economic results. For example, the Fund may enter into two swap transactions, one of which offsets the other for a period of time. After the offsetting swap transaction expires, the Fund would be left with the economic exposure provided by the remaining swap transaction. The intent of such an arrangement would be to lock in certain terms of the remaining swap transaction that the Fund may wish to gain exposure to in the future without having that exposure during the period the offsetting swap is in place.

Swap agreements may increase or decrease the overall volatility of the Fund’s investments and the price of Fund Shares. The performance of swap agreements may be affected by a change in the specific interest rate, currency or other factors that determine the amounts of payments due to and from the Fund. If a swap agreement calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if the counterparty’s creditworthiness declines, the value of a swap agreement would likely decline, potentially resulting in losses.

B-13

Generally, swap agreements have fixed maturity dates that are agreed upon by the parties to the swap. The agreement can be terminated before the maturity date only under limited circumstances, such as default by or insolvency of one of the parties and can be transferred by a party only with the prior written consent of the other party. The Fund may be able to eliminate its exposure under a swap agreement either by assignment or other disposition, or by entering into an offsetting swap agreement with the same party or a similarly creditworthy party. If the counterparty is unable to meet its obligations under the contract, declares bankruptcy, defaults or becomes insolvent, the Fund may not be able to recover the money it expected to receive under the contract.

The use of swaps can cause the Fund to be subject to additional regulatory requirements, which may generate additional Fund expenses.

The Fund monitors any swaps with a view towards ensuring that the Fund remains in compliance with all applicable regulatory, investment and tax requirements.

Equity Swaps. In a typical equity swap, one party agrees to pay another party the return on a security, security index or basket of securities in return for a specified interest rate. By entering into an equity index swap, the index receiver can gain exposure to securities making up the index of securities without actually purchasing those securities. Equity index swaps involve not only the risk associated with investment in the securities represented in the index, but also the risk that the performance of such securities, including dividends, will not exceed the interest that the Fund will be committed to pay under the swap.

Risks of Potential Government Regulation of Derivatives. It is possible that additional government regulation of various types of derivative instruments, including futures, options and swap agreements, and regulation of certain market participants’ use of the same, may limit or prevent the Fund from using such instruments as a part of its investment strategy, and could ultimately prevent the Fund from being able to achieve its investment objectives. It is impossible to fully predict the effects of past, present or future legislation and regulation by multiple regulators in this area, but the effects could be substantial and adverse. It is possible that legislative and regulatory activity could limit or restrict the ability of the Fund to use certain instruments as a part of its investment strategy. On October 28, 2020, the SEC adopted Rule 18f-4 under the 1940 Act relating to a registered investment company’s use of derivatives and related instruments. By August 19, 2022, the Fund was required to implement and comply with new Rule 18f-4 under the 1940 Act, which eliminated the asset segregation framework used by funds to comply with Section 18 of the 1940 Act with respect to funds’ use of derivatives and imposes limits on the amount of derivatives a fund can enter into, treats derivatives as senior securities so that a failure to comply with the limits will result in a statutory violation and requires funds whose use of derivatives is more than a limited specified exposure to establish and maintain a comprehensive derivatives risk management program and appoint a derivatives risk manager. In accordance with Rule 18f-4, the Fund adopted and implemented a comprehensive written derivatives risk management program and is subject to an outer limit on Fund leverage risk calculated based on value-at-risk. This outer limit is based on a relative value-at-risk test that will compare the Fund’s value-at-risk to the value-at-risk of a designated reference portfolio. The derivatives risk management program is administered by a “derivatives risk manager,” who has been appointed by the Fund’s Board, including a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act), and periodically reviews the derivatives risk management program and reports to the Board on a quarterly basis. Please see “Restrictions on the Use of Derivatives and Other Transactions” in the Prospectus for additional information.

There is a possibility of future regulatory changes altering, perhaps to a material extent, the nature of an investment in the Fund or the ability of the Fund to continue to implement its investment strategies. The futures, options and swaps markets are subject to comprehensive statutes, regulations, and margin requirements. In addition, the SEC, CFTC and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the implementation or reduction of speculative position limits, the implementation of higher margin requirements, the establishment of daily price limits and the suspension of trading.

B-14

The regulation of futures, options and swaps transactions in the United States is a changing area of law and is subject to modification by government and judicial action. In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) sets forth a legislative framework for OTC derivatives, including financial instruments, such as swaps, in which the Fund may invest. Title VII of the Dodd-Frank Act makes broad changes to the OTC derivatives markets, grants significant authority to the SEC and CFTC to regulate OTC derivatives and market participants and requires clearing and exchange trading of many OTC derivatives transactions.

Provisions in the Dodd-Frank Act include capital and margin requirements and the mandatory use of clearinghouse mechanisms for many OTC derivatives transactions. The CFTC, SEC and other federal regulators have adapted the rules and regulations enacting the provisions of the Dodd-Frank Act. However, swap dealers, major market participants and swap counterparties are experiencing, and will continue to experience, new and additional regulations, requirements, compliance burdens and associated costs. The Dodd-Frank Act and the rules promulgated thereunder may negatively impact the Fund’s ability to meet its investment objective either through limits or requirements imposed on it or upon its counterparties. In particular, new position limits imposed on the Fund or its counterparties may impact its ability to invest in futures, options and swaps in a manner that efficiently meets its investment objective. New requirements, even if not directly applicable to the Fund, including margin requirements, changes to the CFTC speculative position limits regime and mandatory clearing may increase the cost of the Fund’s investments and cost of doing business, which could adversely affect investors.

Additionally, the U.S. government and the EU have adopted mandatory minimum margin requirements for bilateral derivatives. Such requirements could increase the amount of margin required to be provided by the Fund in connection with its derivatives transactions and, therefore, make derivatives transactions more expensive. Also, in the event of a counterparty’s (or its affiliate’s) insolvency, the possibility exists that the Fund’s ability to exercise remedies, such as the termination of transactions, netting of obligations and realization on collateral, could be stayed or eliminated under new special resolution regimes adopted in the United States, the EU and various other jurisdictions. Such regimes provide government authorities broad authority to intervene when a financial institution is experiencing financial difficulty. In particular, in the EU, governmental authorities could reduce, eliminate, or convert to equity the liabilities to the Fund of a counterparty experiencing financial difficulties (sometimes referred to as a “bail in”).

Zero Coupon and Paid-In-Kind (“PIK”) Bonds

The Fund may invest in zero coupon or PIK bonds. Because investors in zero coupon or PIK bonds receive no cash prior to the maturity or cash payment date applicable thereto, an investment in such securities generally has a greater potential for complete loss of principal and/or return than an investment in debt securities that make periodic interest payments. Such investments are more vulnerable to the creditworthiness of the issuer and any other parties upon which performance relies.

Reverse Repurchase Agreements

The Fund may enter into reverse repurchase agreements with respect to its portfolio investments subject to the investment restrictions set forth herein. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at an agreed upon price, date and interest payment.

In accordance with Rule 18f-4 under the 1940 Act, when the Fund engages in reverse repurchase agreements and similar financing transactions, the Fund may either (i) maintain asset coverage of at least 300% with respect to such transactions and any other borrowings in the aggregate, or (ii) treat such transactions as “derivatives transactions” and comply with Rule 18f-4 with respect to such transactions. See “Restrictions on the Use of Derivative and Other Transactions” in the Prospectus for additional information.

B-15

The use by the Fund of reverse repurchase agreements involves many of the same risks of leverage since the proceeds derived from such reverse repurchase agreements may be invested in additional securities. Reverse repurchase agreements involve the risk that the market value of the securities acquired in connection with the reverse repurchase agreement may decline below the price of the securities the Fund has sold but is obligated to repurchase. Also, reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by the Fund in connection with the reverse repurchase agreement may decline in price.

If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.

Repurchase Agreements

The Fund may invest in repurchase agreements. A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed-upon repurchase price determines the yield during the Fund’s holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. The Fund will only enter into repurchase agreements with registered securities dealers or domestic banks that, in the opinion of FS Credit Income Advisor, present minimal credit risk. The risk to the Fund is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Fund might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Fund may be delayed or limited. FS Credit Income Advisor will monitor the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that such value always equals or exceeds the agreed-upon repurchase price. In the event the value of the collateral declines below the repurchase price, FS Credit Income Advisor will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price, including interest.

Securities Lending

To the extent permitted by the 1940 Act, the Fund may make secured loans of its marginable securities to brokers, dealers and other financial institutions; provided, however, that the value of such loaned securities may not exceed one-third of the Fund’s total asset value, including collateral received in respect of such loans. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. However, such loans will be made only to broker-dealers and other financial institutions that are believed by FS Credit Income Advisor to be of relatively high credit standing. Loans of securities are made to broker-dealers pursuant to agreements requiring that such loans be continuously secured by collateral consisting of U.S. government securities, cash or cash equivalents (negotiable certificates of deposit, bankers’ acceptances or letters of credit) maintained on a daily mark-to-market basis in an amount at least equal at all times to the market value of the securities lent.

The borrower pays to the Fund, as the lender, an amount equal to any dividends or interest received on the securities lent. The collateral must have a market value at least equal to 100% of the market value of the loaned securities at all times during the duration of the loan. The Fund invests the cash collateral received in accordance with its investment objectives, subject to the Fund’s agreement with the borrower of the securities. In the case of cash collateral, the Fund typically pays a rebate to the borrower. The reinvestment of cash collateral will result in a form of effective leverage for the Fund. Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Fund, as the lender, retains the right to call the loans and obtain the return of the securities loaned at any time on reasonable notice, and it will do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters materially affecting the Fund’s investment. The Fund may also call such loans to sell the securities involved. When engaged in securities lending, the Fund’s performance will continue to reflect changes in the value of the securities loaned and will also reflect the receipt of interest through investment of cash collateral by the Fund in permissible investments.

B-16

Regulatory Risk

Financial entities, such as investment companies and investment advisers, are generally subject to extensive government regulation and intervention. Government regulation and/or intervention may change the way the Fund is regulated, affect the expenses incurred directly by the Fund and the value of its investments, and limit and/or preclude the Fund’s ability to achieve its investment objective. Government regulation may change frequently and may have significant adverse consequences. Moreover, government regulation may have unpredictable and unintended effects.

Actions by governmental entities may also impact certain instruments in which the Fund invests. For example, certain instruments in which the Fund may invest rely in some fashion upon the London Interbank Offered Rate (“LIBOR”) or the Secured Overnight Financial Rate Data (“SOFR”). LIBOR was a leading floating rate benchmark used in loans, notes, derivatives and other instruments or investments. As a result of benchmark reforms, publication of most LIBOR settings has ceased. Some LIBOR settings continue to be published but only on a temporary, synthetic and non-representative basis. Regulated entities have generally ceased entering into new LIBOR contracts in connection with regulatory guidance or prohibitions. Public and private sector actors have worked to establish new or alternative reference rates to be used in place of LIBOR. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, supports replacing U.S. dollar LIBOR with SOFR, a new index calculated by short-term repurchase agreements backed by Treasury securities. Prohibitions and requirements with respect to floating rate benchmarks may adversely affect the value of floating-rate debt securities in the Fund’s portfolio. While SOFR appears to be the preferred replacement rate for U.S. dollar LIBOR, it is not possible to predict whether SOFR will ultimately prevail in the market as the definitive replacement for LIBOR. The transition away from LIBOR and other current reference rates to alternative reference rates is complex and could have a material adverse effect on the Fund’s business, financial condition and results of operations, including as a result of any changes in the pricing of the Fund’s investments, changes to the documentation for certain of the Fund’s investments and the pace of such changes, disputes and other actions regarding the interpretation of current and prospective loan documentation or modifications to processes and systems. All of the aforementioned may adversely affect the Fund’s performance or NAV.

In October 2020, the SEC adopted a final rule related to the use of derivatives, reverse repurchase agreements and certain other transactions by registered investment companies. The Fund’s trading of derivatives and other transactions that create future payment or delivery obligations is subject to value-at-risk (“VaR”) leverage limits and derivatives risk management program and reporting requirements. Generally, these requirements apply unless the Fund satisfies a “limited derivatives users” exception that is included in the final rule. Under the rule, when a fund trades reverse repurchase agreements or similar financing transactions, it needs to aggregate the amount of indebtedness associated with the reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating a fund’s asset coverage ratio or treat all such transactions as derivatives transactions. Reverse repurchase agreements or similar financing transactions aggregated with other indebtedness do not need to be included in the calculation of whether a fund satisfies the limited derivatives users exception, but for funds subject to the VaR testing requirement, reverse repurchase agreements and similar financing transactions must be included for purposes of such testing whether treated as derivatives transactions or not. The SEC also provided guidance in connection with the rule regarding the use of securities lending collateral that may limit a fund’s securities lending activities. In addition, under the final rule, the Fund is permitted to invest in a security on a when-issued or forward-settling basis, or with a non-standard settlement cycle, and the transaction will be deemed not to involve a senior security (as defined under Section 18(g) of the 1940 Act), provided that, (i) the Fund intends to physically settle the transaction and (ii) the transaction will settle within 35 days of its trade date. The Fund may otherwise engage in when-issued, forward-settling and non-standard settlement cycle securities transactions that do not meet the conditions of the Delayed-Settlement Securities Provision so long as the Fund treats any such transaction as a “derivatives transaction” for purposes of compliance with the final rule. Furthermore, under the rule, a fund is permitted to enter into an unfunded commitment agreement, and such unfunded commitment agreement will not be subject to the asset coverage requirements under the 1940 Act, if the fund reasonably believes, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all such agreements as they come due. These requirements may limit the ability of a fund, such as the Fund, to use derivatives, reverse repurchase agreements and similar financing transactions, when-issued, delayed delivery and forward commitment transactions, and unfunded commitment agreements as part of its investment strategies. These requirements may increase the cost of the Fund’s investments and cost of doing business, which could adversely affect investors.

B-17

In October 2020, the SEC adopted certain regulatory changes and took other actions related to the ability of registered investment companies to invest in other registered investment companies. These changes include, among other things, the adoption of Rule 12d1-4 under the 1940 Act (the “Fund of Funds Rule”), the rescission of Rule 12d1-2 under the 1940 Act, and the withdrawal of certain related exemptive relief and no-action assurances. Such changes could adversely impact the investment strategies and operations of the Fund and any other registered investment companies in which it may invest.

In addition, regulatory actions or actions taken by law enforcement entities in the United States or outside of the United States may also adversely affect the Fund’s portfolio investments. For example, assets that become subject to sanctions or that are involved in illegal activities such as money laundering or kleptocracy, may be seized, subject to forfeiture, frozen or otherwise become unmarketable, will lose value or become worthless and consequently adversely affect the Fund’s value. Actions such as geographical targeting orders for, or new rulemaking related to, real estate investments issued by FinCEN may also lengthen the settlement process, make a real estate asset less liquid and harder to sell, and/or increase costs associated with these portfolio investments.

INVESTMENT RESTRICTIONS

As fundamental policies, the Fund may:

(1)	Borrow money, make loans or issue senior securities to the fullest extent permitted by applicable law, including the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC, as such statute, rules, regulations or orders may be amended from time to time.

(2)	Not underwrite securities issued by others, except to the extent that the sale of portfolio securities by the Fund may be deemed to be an underwriting or as otherwise permitted by law.

(3)	Purchase or sell commodities, commodities contracts, futures contracts and related options, options or forward contracts to the fullest extent permitted by applicable law, including the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC, as such statute, rules, regulations or orders may be amended from time to time.

(4)	Purchase or sell real estate and real estate mortgages to the fullest extent permitted by applicable law, including the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC, as such statute, rules regulations or orders may be amended from time to time.

(5)	Engage in short sales, purchases on margin and the writing of put and call options to the fullest extent permitted by applicable law, including the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC, as such statute, rules, regulations or orders may be amended from time to time.

B-18

In addition, as a fundamental policy, the Fund will not concentrate its investments in any one industry or group of industries. The Fund interprets its policy with respect to concentration in a particular industry to apply to direct investments in the securities of issuers in a particular industry, and to any other investments, such as derivatives, that may properly be assigned to a particular industry. For assets invested in senior loans and loan participations where the Fund does not assume a contractual lending relationship with the borrower, the Fund will treat both the financial intermediary and the ultimate borrower as issuers when applying the Fund’s industry concentration policy. In the case of any asset-backed securities, the Fund relies on a third-party industry classification system which assigns asset-backed securities to sectors based on the economic characteristics of those securities, and also classifies asset-backed securities based upon the currency in which they are denominated within these sectors. In, addition the Fund has adopted a fundamental policy that it will make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act, as such rule may be amended from time to time, for no less than 5% nor more than 25% of the Shares outstanding at NAV, less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (as defined in the Prospectus), or the next business day if the 14th day is not a business day. Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their Shares and the Repurchase Request Deadline, which is the date the repurchase offer ends.

The fundamental investment limitations set forth above restrict the ability of the Fund to engage in certain practices and purchase securities and other instruments other than as permitted by, or consistent with, applicable law, including the 1940 Act. Relevant limitations of the 1940 Act as they presently exist are described below. These limitations are based either on the 1940 Act itself, the rules or regulations thereunder or applicable orders of the SEC. In addition, interpretations and guidance provided by the SEC staff may be taken into account to determine if a certain practice or the purchase of securities or other instruments is permitted by the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC. As a result, the foregoing fundamental investment policies may be interpreted differently over time as the statutes, rules, regulations or orders (or, if applicable, interpretations) that relate to the meaning and effect of these policies change, and no vote of the holders of the Fund’s Shares (“Shareholders”) will be required or sought.

There are no limits on the Fund’s portfolio turnover, and the Fund may buy and sell securities to take advantage of potential short-term trading opportunities without regard to the length of time and when FS Credit Income Advisor believes investment considerations warrant such action.

Notations Regarding Fundamental Investment Restrictions

The following notations are not considered to be part of the Fund’s fundamental investment policies described above and are subject to change without Shareholder approval.

With respect to the fundamental policy relating to borrowing money set forth in (1) above, the 1940 Act permits the Fund to borrow money in amounts of up to one-third of the Fund’s total assets from banks for any purpose, and to borrow up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes. The Fund’s total assets include the amounts being borrowed. To limit the risks attendant to borrowing, the 1940 Act requires the Fund to maintain at all times an “asset coverage” of at least 300% of the amount of its borrowings. Asset coverage means the ratio that the value of the Fund’s total assets (including amounts borrowed), minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Borrowing money to increase portfolio holdings is known as “leveraging.” Certain trading practices and investments, such as reverse repurchase agreements, may be considered to be borrowings or involve leverage and thus are subject to the 1940 Act restrictions. In accordance with Rule 18f-4 under the 1940 Act, when the Fund engages in reverse repurchase agreements and similar financing transactions, the Fund may either (i) maintain asset coverage of at least 300% with respect to such transactions and any other borrowings in the aggregate; or (ii) treat such transactions as “derivatives transactions” and comply with Rule 18f-4 with respect to such transactions. The policy in (1) above will be interpreted to permit the Fund to engage in trading practices and investments that may be considered to be borrowings or to involve leverage to the extent permitted by the 1940 Act. Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy. Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.

B-19

Additionally, the 1940 Act does not prohibit the Fund from making loans (including lending its securities); however, SEC staff interpretations currently prohibit funds from lending more than one-third of their total assets (including lending its securities), except through the purchase of debt obligations or the use of repurchase agreements. In addition, collateral arrangements with respect to options, forward currency and futures transactions and other derivative instruments (as applicable), as well as delays in the settlement of securities transactions, will not be considered loans.

With respect to the fundamental policy relating to underwriting set forth in (2) above, the 1940 Act does not prohibit the Fund from engaging in the underwriting business or from underwriting the securities of other issuers; in fact, in the case of diversified funds, the 1940 Act permits the Fund to have underwriting commitments of up to 25% of its assets under certain circumstances. Those circumstances currently are that the amount of the Fund’s underwriting commitments, when added to the value of the Fund’s investments in issuers where the Fund owns more than 10% of the outstanding voting securities of those issuers, cannot exceed the 25% cap. A fund engaging in transactions involving the acquisition or disposition of portfolio securities may be considered to be an underwriter under the Securities Act. Although it is not believed that the application of the Securities Act provisions described above would cause the Fund to be engaged in the business of underwriting, the policy in (2) above will be interpreted not to prevent the Fund from engaging in transactions involving the acquisition or disposition of portfolio securities, regardless of whether the Fund may be considered to be an underwriter under the Securities Act or is otherwise engaged in the underwriting business to the extent permitted by applicable law.

Altering Fundamental Investment Restrictions

The restrictions listed above (but not the notations with respect thereto) are fundamental policies of the Fund. The Fund may not alter these fundamental policies without the approval of the holders of a majority of the outstanding Shares. For purposes of the foregoing, “a majority of the outstanding Shares” means (i) 67% or more of such Shares present at a meeting, if the Shareholders of more than 50% of such Shares are present or represented by proxy, or (ii) more than 50% of such Shares, whichever is less.

Other than the fundamental policies listed above, the Fund’s investment policies are non-fundamental policies and may be changed by the Board without prior Shareholder approval.

Unless otherwise indicated, all limitations applicable to the investments (as stated above and elsewhere in this Statement of Additional Information and the Prospectus) of the Fund apply only at the time a transaction is entered into, and subsequent changes in value, ratings downgrades or changes in credit quality will not result in the Fund being required to dispose of any portfolio security. Except as otherwise noted, all percentage limitations set forth above apply immediately after a purchase and any subsequent change in any applicable percentage resulting from market fluctuations does not require any action. With respect to the limitations on the issuance of senior securities and in the case of borrowings, the percentage limitations apply at the time of issuance and on an ongoing basis.

B-20

MANAGEMENT OF THE FUND

Pursuant to the Fund’s declaration of trust and bylaws, the Fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The officers of the Fund conduct and supervise the Fund’s daily business operations.

Board of Trustees and Executive Officers

Board Leadership Structure

The Board consists of five members, four of whom are considered independent and are not “interested persons” (as defined in the 1940 Act) of the Fund or FS Credit Income Advisor. Among other things, the Board sets broad policies for the Fund and appoints the Fund’s officers. The role of the Board, and of any individual Trustee, is one of oversight and not of management of the Fund’s day-to-day affairs. Each Trustee will serve until his or her successor is duly elected and qualified. The Trustees are subject to removal or replacement in accordance with Delaware law and the Fund’s declaration of trust. Four of the five Trustees serving on the Board were elected by the organizational Shareholder of the Fund.

Michael C. Forman serves as chairman of the Board and is not an Independent Trustee by virtue of his relationship with FS Credit Income Advisor. The Board feels that Mr. Forman, as the Fund’s co-founder and chief executive officer, is the Trustee with the most knowledge of the Fund’s business strategy and is best situated to serve as chairman of the Board. The Board does not currently have a lead independent trustee, and each Independent Trustee plays an active role on the Board. The Independent Trustees are expected to meet separately in executive session as often as necessary to exercise their oversight responsibilities. The Board believes that its leadership structure is the optimal structure for the Fund at this time given the Fund’s current size and complexity. The Board, which reviews its leadership structure periodically, further believes that its structure is presently appropriate to enable it to exercise its oversight of the Fund.

Board Role in Risk Oversight

Through its direct oversight role, and indirectly through its committees, the Board performs a risk oversight function for the Fund consisting of, among other things, the following activities: (i) at regular and special Board meetings, and on an ad hoc basis as needed, receiving and reviewing reports related to the Fund’s performance and operations; (ii) reviewing and approving, as applicable, the Fund’s compliance policies and procedures; (iii) meeting with members of FS Credit Income Advisor’s management team to review investment strategies, techniques and the processes used to manage related risks; (iv) meeting with, or reviewing reports prepared by, the representatives of key service providers, including FS Credit Income Advisor and the Fund’s administrator, distributor, transfer agent, custodian and independent registered public accounting firm, to review and discuss the Fund’s activities and to provide direction with respect thereto; and (v) engaging the services of the Fund’s chief compliance officer to test the compliance procedures of the Fund and its service providers. However, not all risks that may affect the Fund can be identified or processes and controls developed to eliminate or mitigate their occurrence or effects, and some risks are beyond the control of the Fund and its service providers.

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Trustees

Information regarding the members of the Board is set forth below. The Trustees have been divided into two groups - Interested Trustees and Independent Trustees. The address for each Trustee is c/o FS Credit Income Fund, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. As set forth in the Fund’s declaration of trust, a Trustee’s term of office shall continue until his or her death, resignation or removal.

Name	Age	Trustee Since	Title	Principal Occupation(s) During the Past Five Years	Number of Portfolios in Fund Complex* Overseen by Trustee	Other Directorships Held by Trustee
Interested Trustees
Michael C. Forman(1)	62	October 2016	Chairman	Chairman and Chief Executive Officer of FS Investments	3	FS Credit Real Estate Income Trust, Inc. (since 2016); FS Credit Opportunities Corp. (since 2013); FS Specialty Lending Fund (formerly known as FS Energy and Power Fund) (since 2010); FS KKR Capital Corp. (since 2007); KKR FS Income Trust Select (since 2023); and KKR FS Income Trust (since 2022)
Independent Trustees
Holly E. Flanagan	52	September 2017	Trustee	Managing Director of Gabriel Investments (since 2013)	1
Brian R. Ford	75	September 2017	Trustee	Retired; Partner of Ernst & Young LLP (1971 - 2008)	1	FS KKR Capital Corp. (since 2018); KKR FS Income Trust (since 2022); KKR FS Income Trust Select (since 2023); and Clearway Energy Inc. (formerly NRG Yield, Inc.) (since 2013)
Daniel J. Hilferty III	67	March 2019	Trustee	Chief Executive Officer of Comcast Spectacor (sports and entertainment company) (since 2023); Governor of the Philadelphia Flyers (since 2023); Chairman of Dune View Strategies (investment advisory firm) (since July 2021); Chief Executive Officer of Independence Health Group (2010 - 2020)	1	Health Pilot Inc. (since October 2021); Essential Utilities, Inc. (formerly Aqua America Inc.) (since 2017)
Tyson A. Pratcher	49	March 2021	Trustee	Chief Executive Officer of Artemis Strategic Capital Partners (investment firm) (since 2024); Senior Managing Director of Artemis Real Estate Partners (real estate investment firm)(since 2023); Managing Director of RockCreek Group (global investment management firm) (2020 - 2022); Senior Advisor at 7 Acquisition Corp. (special purpose acquisition company) (since November 2021); Managing Partner of Cane Wells, Inc. (consulting firm) (2019 - 2020); Co-Head of Investments of TFO USA (asset management firm) (2017 - 2019)	1	Finance of America (since April 2021)

* The “Fund Complex” consists of the Fund, FS Specialty Lending Fund and FS Credit Opportunities Corp.

(1)	Mr. Forman is deemed to be an “interested person” of the Fund, as defined in Section 2(a)(19) of the 1940 Act, due to his role as a controlling person of FS Credit Income Advisor.

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Interested Trustees

Michael C. Forman is Chairman and Chief Executive Officer of FS Investments and has been leading the company since founding it in 2007. He has served as the President and Chief Executive Officer of the Fund and FS Credit Income Advisor since their inception in October 2016 and as Chairman of the Fund since September 2017. Mr. Forman also currently serves as chairman, president and/or chief executive officer of certain of the other funds sponsored by FS Investments. Prior to founding FS Investments, Mr. Forman founded a private equity and real estate investment firm. He started his career as an attorney in the Corporate and Securities Department at the Philadelphia based law firm of Klehr Harrison Harvey Branzburg LLP. In addition to his career as an attorney and investor, Mr. Forman has been an active entrepreneur and has founded several companies, including companies engaged in the gaming, specialty finance and asset management industries. Mr. Forman is a member of a number of civic and charitable boards, including the Philadelphia Equity Alliance, Drexel University, the Philadelphia Center City District Foundation and Cobbs Creek Foundation. Mr. Forman received his B.A., summa cum laude, from the University of Rhode Island, where he was elected Phi Beta Kappa, and received his J.D. from Rutgers University.

Mr. Forman has extensive experience in corporate and securities law and has founded and served in a leadership role of various companies, including FS Credit Income Advisor, which serves as the Fund’s investment adviser. The Fund’s board believes Mr. Forman’s experience and his positions as the Fund’s and FS Credit Income Advisor’s Chief Executive Officer make him a significant asset to the Fund.

Independent Trustees

Holly E. Flanagan has served as a managing director of Gabriel Investments, a venture capital firm, since April 2013. She is responsible for sourcing and leading investments, diligence efforts and portfolio management. Before Gabriel Investments, Ms. Flanagan spent over 20 years in financial services and held various leadership positions in sales and business development for industry leaders such as MBNA America (now Bank of America) and Barclays. Ms. Flanagan is an Eisenhower Fellow, focused on women entrepreneurs and investment in China and participated in a TiE sponsored US State Department initiative in India to empower and motivate women entrepreneurs. Ms. Flanagan is a member of the Board of Directors of The Philadelphia Foundation. In addition, Ms. Flanagan is a member of the Circle of Aunts and Uncles Investment Group, providing low-interest loans and social capital to under-resourced community-focused entrepreneurs. Ms. Flanagan received her M.B.A. and B.A. in Organizational & Interpersonal Communication from the University of Delaware.

Ms. Flanagan’s extensive business development and strategy experience has provided her, in the opinion of the Board, with experience and insight which is beneficial to the Fund.

Brian R. Ford retired as a partner of Ernst & Young LLP, a multinational professional services firm, in July 2008, where he was employed since 1971. Mr. Ford has served on the boards of various public companies, including Clearway Energy, Inc. (formerly NRG Yield, Inc.) (“Clearway”), which invests in contracted renewable and conventional generation and infrastructure assets. He has served on the Clearway board since July 2013, has served on its audit committee, compensation committee and corporate governance, conflicts and nominating committee since July 2013 and has served as the chairman of its audit committee and lead independent director since January 2016. He previously served on the board of AmeriGas Propane, Inc., a propane company, from November 2013 to October 2019, and served as a member of its audit committee and corporate governance committee. In addition, Mr. Ford previously served on the board of GulfMark Offshore, Inc. (“GulfMark”), a global provider of marine transportation, from March 2009 to November 2018 and served as the chairman of its audit committee from March 2011 to November 2018. In addition, Mr. Ford has served on the board of trustees of Bayada Home Health, a home health care provider, since 2019. Mr. Ford was previously the chief executive officer of Washington Philadelphia Partners, LP, a real estate investment company, from July 2008 to April 2010. He also has served on the boards of Drexel University and Drexel University College of Medicine since March 2004 and March 2009, respectively. Mr. Ford received his B.S. in Economics from Rutgers University. He practiced as a Certified Public Accountant with Ernst & Young LLP.

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Mr. Ford’s extensive financial accounting experience and service on the boards of public companies, in the opinion of the Board, provides him with insight which is beneficial to the Fund.

Daniel J. Hilferty III currently serves as the Chairman and Chief Executive Officer of Comcast Spectacor, a Philadelphia-based American sports and entertainment company, and has served in this capacity since February 2023. In addition, Mr. Hilferty serves as the Governor of the Philadelphia Flyers and has served in this capacity since 2023. Mr. Hilferty also serves as chairman of Dune View Strategies, an investment advisory firm, and has served in this capacity since July 2021. Mr. Hilferty previously served as the Chief Executive Officer of IHG from December 2010 to December 2020. He also served as president of IHG from December 2010 to December 2018 and again from October 2020 to December 2020. He previously served as the president of Independence Blue Cross’ health markets division from December 2009 to December 2010 and as the president and chief executive officer of AmeriHealth Caritas Family of Companies (formerly AmeriHealth Mercy), a managed-care company, from March 1996 to December 2009. Mr. Hilferty currently serves on the board of directors of Healthpilot, Inc., a digital engagement platform that simplifies the Medicare health insurance plan selection and enrollment process. Mr. Hilferty has served as a member of the board of directors of Aqua America, Inc. (NYSE: WTR), a holding company for regulated utilities providing water or waste water services, since June 2017. He also currently serves on its corporate governance, executive and executive compensation committees, has served as the chairman of its corporate governance committee since January 2018, and has served as its lead independent director since December 2017. Mr. Hilferty previously served as a member of the board of directors of FS Investment Corporation III, a business development company that primarily invests in floating rate, senior secured loans of private U.S. middle-market companies, and its nominating and corporate governance committee from February 2014 to December 2018. Mr. Hilferty has also served on the boards of various private companies and organizations, including as vice chairman of the board of directors of IHG since 2018, chairman of the board of directors of the Chamber of Commerce for Greater Philadelphia from 2018 to 2020, a member of the board of directors of America’s Health Insurance Plans and its executive committee since 2013 and a member of the board of directors of Blue Cross Blue Shield Association since 2011. Mr. Hilferty graduated from the American University Graduate School for Government and Public Administration with a Master’s in Public Administration and received his B.S. in Accounting at Saint Joseph’s University.

Mr. Hilferty’s extensive leadership experience has provided him, in the opinion of the Board, with experience and insight which is beneficial to the Fund.

Tyson A. Pratcher currently serves as the Chief Executive Officer of Artemis Strategic Capital Partners, an investment firm, and has served in this capacity since 2024. In addition, he serves as senior managing director of Artemis Real Estate Partners, a real estate investment firm, and has served in this capacity since 2023. He also servs as a senior advisor at 7 Acquisition Corp., a special purpose acquisition company, and has served in this capacity since November 2021. He previously served as the managing director of RockCreek Group, a global asset management firm, from 2020 to 2022. Prior to RockCreek, Mr. Tyson was the managing partner of Cane Wells, Inc., a consulting firm that provides strategic advice to alternative management firms from 2019 to 2020. Mr. Pratcher also served as the Co-Head of Investments at TFO USA, the asset management arm of the largest multi-family office in the Middle East, from July 2017 to February 2019.

B-24

At TFO USA, Mr. Pratcher led the restructuring of the asset management business, while supervising investment teams based in New York, London, Riyadh and Bahrain. Prior to his role with TFO USA, Mr. Pratcher served as the Director of Opportunistic Investments, the Director of Absolute Return Strategies and the Director of Emerging Managers at the New York State Common Retirement Fund from 2007 to 2017. From 2003 until 2006, Mr. Pratcher served as the Deputy State Director (Deputy Chief of Staff) for U.S. Senator Hillary Rodham Clinton. Immediately preceding his time on Senator Clinton’s staff, Mr. Pratcher spent three years as an associate in the New York City and Menlo Park, CA offices of a global law firm. Mr. Pratcher has served as a member of the board of directors of Finance of America Companies Inc., a lending platform that connects borrowers with investors, since April 2021. Mr. Pratcher previously served as a member of the boards of directors of Organix Recycling, Inc., Citizens Parking and Grip Invest from 2017 to 2019. Mr. Pratcher holds a J.D. from Columbia Law School and a B.S. in Political Science from Hampton University.

Mr. Pratcher’s extensive and diverse asset management experience has provided him, in the opinion of the Board, with experience and insight which is beneficial to the Fund.

Executive Officers

The following persons serve as the Fund’s executive officers in the following capacities:

Name	Age	Position Held with Registrant	Length of Time Served	Principal Occupation(s) During the Past Five Years
Michael C. Forman	62	Chairman, Chief Executive Officer & President	Since 2016	Chairman and Chief Executive Officer, FS Investments
Edward T. Gallivan, Jr.	61	Chief Financial Officer & Treasurer	Since 2017	Chief Financial Officer, FS Specialty Lending Fund (formerly known as FS Energy and Power Fund), FS Credit Opportunities Corp., FS Credit Real Estate Income Trust, Inc.
Stephen S. Sypherd	46	General Counsel & Secretary	Since 2016	General Counsel, FS Investments
James F. Volk	61	Chief Compliance Officer	Since 2016	Managing Director, Fund Compliance, FS Investments

The executive officers of the Fund receive no compensation from the Fund for performing the duties of their offices.

The address for each executive officer is c/o FS Credit Income Fund, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Executive Officers Who Are Not Trustees

Edward T. Gallivan, Jr. has served as the Fund’s Chief Financial Officer and Treasurer since September 2017 and March 2019, respectively. Mr. Gallivan has also served as the Chief Financial Officer of certain of the other funds sponsored by FS Investments. Prior to joining FS Investments, Mr. Gallivan was a director at BlackRock, Inc. from 2005 to October 2012, where he was head of financial reporting for over 350 mutual funds. From 1988 to 2005, Mr. Gallivan worked at State Street Research & Management Company, where he served as the assistant treasurer of mutual funds. Mr. Gallivan began his career as an auditor at the global accounting firm, PricewaterhouseCoopers LLP, where he practiced as a certified public accountant. Mr. Gallivan received his B.S. in Business Administration (Accounting) degree at Stonehill College.

Stephen S. Sypherd has served as the Fund’s General Counsel and Secretary since March 2019, and previously served as the Fund’s Vice President, Treasurer and Secretary since its inception in October 2016. Mr. Sypherd also currently serves as the general counsel, vice president, treasurer and/or secretary of certain of the other funds sponsored by FS Investments. Mr. Sypherd has also served in various senior officer capacities for FS Investments and its affiliated investment advisers, including as Senior Vice President from December 2011 to August 2014, General Counsel since January 2013 and Managing Director since August 2014. He is responsible for legal and compliance matters across various entities and investment products of FS Investments. Prior to joining FS Investments, Mr. Sypherd served for eight years as an attorney at Skadden, Arps, Slate, Meagher & Flom LLP, where he practiced corporate and securities law. Mr. Sypherd received his B.A. in Economics from Villanova University and his J.D. from the Georgetown University Law Center, where he was an executive editor of the Georgetown Law Journal. He serves on the board of trustees of the University of the Arts, chairs the audit committee of that board and also serves on its executive and governance committees.

B-25

James F. Volk has served as the Fund’s Chief Compliance Officer since its inception in October 2016. Mr. Volk also serves as the Chief Compliance Officer of certain of the other funds sponsored by FS Investments. He is responsible for all compliance and regulatory issues affecting us and the foregoing companies. Before joining FS Investments and its affiliated investment advisers in October 2014, Mr. Volk was the Chief Compliance Officer, Chief Accounting Officer and head of traditional fund operations at SEI’s Investment Manager Services market unit. Mr. Volk was also formerly the assistant chief accountant at the SEC’s Division of Investment Management and a senior manager for PwC. Mr. Volk graduated from the University of Delaware with a B.S. in Accounting and is an inactive Certified Public Accountant.

Compensation of Trustees

Trustees who do not also serve in an executive officer capacity for the Fund or FS Credit Income Advisor are entitled to receive from the Fund an annual cash retainer, fees for attending in-person Board meetings and committee meetings and annual fees for serving as a committee chairperson, determined based on the net assets of the Fund (and any other interval funds of the same family of investment companies (collectively with the Fund, the “Interval Fund Complex”)) as of the end of each fiscal quarter. Annual cash retainers and annual fees for serving as a committee chairperson will be split among the funds in the Interval Fund Complex based on each fund’s net assets as of the end of such fiscal quarter. These Trustees are Holly E. Flanagan, Brian R. Ford, Daniel J. Hilferty III and Tyson A. Pratcher. Amounts payable under the arrangement are determined and paid quarterly in arrears as follows:

			Annual Committee Chair Cash Retainer
Net Assets Under Management	Annual Cash Retainer	Board and Committee Meeting Fee(1)	Audit	Nominating and Corporate Governance
$0 to $200 million	–	$1,000	$5,000	$1,200
$200 million to $500 million	$10,000	$1,000	$6,500	$2,600
$500 million to $2 billion	$25,000	$1,000	$8,000	$3,200
$2 billion to $5 billion	$50,000	$1,000	$11,000	$4,400
$5 billion to $10 billion	$100,000	$1,000	$15,000	$6,000
> $10 billion	$250,000	$1,000	$25,000	$10,000

(1)	Meeting fees commenced after four quarterly meetings. Only one meeting fee will be paid for joint meetings with two or more boards or committees of funds in the Interval Fund Complex.

The Fund will also reimburse each of the Trustees for all reasonable and authorized business expenses in accordance with the Fund’s policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each in-person Board meeting and each committee meeting not held concurrently with a Board meeting.

The Fund does not pay compensation to Trustees who also serve in an executive officer capacity for the Fund or FS Credit Income Advisor.

B-26

The following table sets forth information covering the total compensation earned by the independent trustees during the year ended October 31, 2024:

Name of Independent Trustee	Aggregate Compensation from Fund		Total Compensation from Fund and Fund Complex
Holly E. Flanagan	$	[ ]	$	[ ]
Brian R. Ford	$	[ ]	$	[ ]
Daniel J. Hilferty III	$	[ ]	$	[ ]
Tyson A. Pratcher	$	[ ]	$	[ ]

Board Committees

In addition to serving on the Board, Trustees may also serve on one or more of the following committees which have been established by the Board to handle certain designated responsibilities. The Board has designated a chairman of each committee. Subject to applicable law, the Board may establish additional committees, change the membership of any committee, fill all vacancies and designate alternate members to replace any absent or disqualified member of any committee, or to dissolve any committee as it deems necessary and in the Fund’s best interest.

Audit Committee

The audit committee is responsible for selecting, engaging and discharging the Fund’s independent registered public accounting firm, reviewing the plans, scope and results of the audit engagement with the Fund’s independent registered public accounting firm, approving professional services provided by the Fund’s independent registered public accounting firm (including compensation therefor), reviewing the independence of the Fund’s independent registered public accounting firm, reviewing the adequacy of the Fund’s internal controls over financial reporting and overseeing and monitoring issues related to cybersecurity impacting the Fund. The audit committee of the Board also establishes policies and procedures regarding the valuation of the Fund’s investments. On a quarterly basis, the Board’s audit committee reviews the valuation determinations made with respect to the Fund’s investments during the preceding quarter and evaluates whether such determinations were made in a manner consistent with the Fund’s valuation process. The members of the audit committee are Holly E. Flanagan, Brian R. Ford, Daniel J. Hilferty III and Tyson A. Pratcher, each of whom is an Independent Trustee. Mr. Ford serves as the chairman of the audit committee. The Board has determined that Mr. Ford is an “audit committee financial expert” as defined under SEC rules. The audit committee met [ ] times during the fiscal year ended October 31, 2024.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee selects and nominates Trustees for membership on the Board, selects nominees to fill vacancies on the Board or a committee thereof, develops and recommends to the Board a set of corporate governance principles and oversees the evaluation of the Board. The nominating and corporate governance committee considers candidates suggested by its members and other Trustees, as well as the Fund’s management and Shareholders. Shareholders wishing to recommend candidates to the Nominating and Corporate Governance Committee should submit such recommendations to the Secretary of the Fund at the principal executive office of the Fund, who will forward the recommendations to the committee for consideration. The members of the nominating and corporate governance committee are Holly E. Flanagan, Brian R. Ford and Daniel J. Hilferty III. Ms. Flanagan serves as the chairwoman of the nominating and corporate governance committee. The nominating and corporate governance committee met [ ] time[s] during the fiscal year ended October 31, 2024.

Trustee Beneficial Ownership of Shares

The following table shows the dollar range of Shares beneficially owned by each Trustee as of December 31, 2024 based on the NAV per Class I Share of $[ ] on December 31, 2024 and the aggregate dollar range of equity securities in all registered investment companies overseen by each Trustee in the family of investment companies that includes the Fund, based on their respective NAVs per share as of December 31, 2024.

B-27

Name	Dollar Range of Equity Securities in the Fund(1)(2)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustees in Family of Investment Companies(1)(2)
Interested Trustees
Michael C. Forman	[Over $100,000]	[Over $100,000]
Independent Trustees
Holly E. Flanagan	[None]	[None]
Brian R. Ford	[$10,001 - $50,000]	[$50,001 - $100,000]
Daniel J. Hilferty III	[None]	[None]
Tyson A. Pratcher	[None]	[None]

(1)	Dollar ranges are as follows: None, $1 - $10,000, $10,001 - $50,000, $50,001 - $100,000 or Over $100,000.

(2)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Shareholder Communication

Shareholders may send communications to the Board. Shareholders should send communications intended for the Board by addressing the communication directly to the Board (or individual Trustee(s)) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual Trustee(s)) and by sending the communication to the Fund’s offices at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. Other Shareholder communications received by the Fund not directly addressed and sent to the Board will be reviewed and generally responded to by management, and will be forwarded to the Board only at management’s discretion based on the matters contained therein.

Codes of Ethics

The Fund, FS Credit Income Advisor, and the Fund’s distributor have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restrict certain personal securities transactions. Personnel subject to these codes may invest in securities for their personal investment accounts so long as such investments are made in accordance with the applicable code’s requirements; however, they may not invest in securities held by the Fund.

The codes of ethics are available on the EDGAR database on the SEC’s Internet site at sec.gov, and may also be obtained after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

The Adviser

FS Credit Income Advisor, an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the Fund’s investment adviser. FS Credit Income Advisor is an affiliate of FS Investments, a global alternative asset manager dedicated to delivering superior performance and innovative investment and capital solutions. FS Credit Income Advisor’s principal office is located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. For more information regarding FS Credit Income Advisor, see “The Adviser” in the Prospectus. For more information on the services provided by FS Credit Income Advisor to the Fund, see “Management of the Fund” in the Prospectus.

The Fund’s Investment Advisory Agreement (the “Investment Advisory Agreement”) became effective on November 1, 2017 and continued in effect for a period of two years from its effective date. If not sooner terminated, the Investment Advisory Agreement will continue in effect for successive periods of twelve months thereafter, provided that each continuance is specifically approved at least annually by both (i) the vote of a majority of the Board or the vote of a majority of the outstanding securities of the Fund entitled to vote and (ii) by the vote of a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval. In addition, the Investment Advisory Agreement has termination provisions that allow the parties to terminate the agreement without penalty. The Investment Advisory Agreement and the Administration Agreement may be terminated at any time, without penalty, by FS Credit Income Advisor, upon 60 days’ notice to the Fund.

B-28

Under the Investment Advisory Agreement, FS Credit Income Advisor is entitled to a management fee, calculated and payable quarterly in arrears, at the annual rate of 1.00% of the average daily value of the Fund’s gross assets (the “Management Fee”). In addition, FS Credit Income Advisor has contractually agreed for the period from December 1, 2024 through December 31, 2025, to waive the management fee to which it is entitled under the Investment Advisory Agreement so that the fee received equals 0.00% of the average daily value of the Fund’s gross assets. The Management Fee may or may not be taken in whole or in part at the discretion of FS Credit Income Advisor. All or any part of the Management Fee not taken as to any quarter will be deferred without interest and may be taken in any such other quarter as FS Credit Income Advisor may determine. The Management Fee for any partial quarter will be appropriately prorated.

FS Credit Income Advisor and the Fund have entered into an amended and restated expense limitation agreement (the “Expense Limitation Agreement”) under which FS Credit Income Advisor has agreed to pay or waive, on a quarterly basis, the “ordinary operating expenses” (as defined below) of the Fund to the extent that such expenses exceed 0.25% per annum of the Fund’s average daily net assets attributable to the applicable class of Shares (the “Expense Limitation”). The Expense Limitation may be adjusted for other classes of Shares to account for class-specific expenses. In consideration of FS Credit Income Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay FS Credit Income Advisor in the amount of any Fund expense paid or waived by it, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years following the time such payment or waiver was made; and (2) the reimbursement may not be made if it would cause the Fund’s then-current Expense Limitation, if any, and the Expense Limitation that was in effect at the time when FS Credit Income Advisor waived or reimbursed the ordinary operating expenses that are the subject of the repayment, to be exceeded. The Expense Limitation Agreement will continue indefinitely until terminated by the Board on written notice to FS Credit Income Advisor. The Expense Limitation Agreement may not be terminated by FS Credit Income Advisor.

For the purposes of the Expense Limitation Agreement, “ordinary operating expenses” for a class of Shares consist of all ordinary expenses of the Fund attributable to such class, including administration fees, transfer agent fees, fees paid to the Fund’s trustees, legal expenses relating to the Fund’s registration statements (and any amendments or supplements thereto) and other filings with the SEC, administrative services expenses, and related costs associated with legal, regulatory compliance and investor relations, but excluding the following: (a) investment advisory fees, (b) portfolio transaction and other investment-related costs (including brokerage commissions, dealer and underwriter spreads, commitment fees on leverage facilities, prime broker fees and expenses, and dividend expenses related to short sales), (c) interest expense and other financing costs, (d) taxes, (e) distribution or shareholder servicing fees and (f) extraordinary expenses.

For the fiscal years ended October 31, 2022, 2023, and 2024, the Fund paid management fees (after waivers and reimbursements) to FS Credit Income Advisor as follows (in thousands):

	Management Fees		Waivers		Reimbursements		Management Fees Paid (After Waivers and Reimbursements)
Investment Adviser
2022(1)		$9,162		$0		$786		$8,376
2023(1)		$10,437		$0		$1,162		$9,275
2024(1)	$	[ ]	$	[ ]	$	[ ]	$	[ ]

(1)	Prior to December 1, 2024, FS Credit Income Advisor was entitled to a Management Fee, calculated and payable quarterly in arrears, at the annual rate of 1.60% of the average daily value of the Fund's gross assets.

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Portfolio Management

Other Accounts Managed by Portfolio Managers

The portfolio managers primarily responsible for the day-to-day management of the Fund also manage other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of October 31, 2024: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by each portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance, unless otherwise noted:

	Number of Accounts	Assets of Accounts (in thousands)(1)		Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in thousands)(1)
Andrew Beckman
Registered Investment Companies	[1]	$	[ ]	–		–
Other Pooled Investment Vehicles	[4]	$	[ ]	[3]	$	[ ]
Other Accounts	[7]		–	–		–
Nicholas Heilbut
Registered Investment Companies	[1]		–	–		–
Other Pooled Investment Vehicles	[4]		–	–		–
Other Accounts	[7]		–	–		–
Robert Hoffman
Registered Investment Companies	[1]	$	[ ]	[1]	$	[ ]
Other Pooled Investment Vehicles	[1]	$	[ ]	[1]	$	[ ]
Other Accounts	–		–	–		–

(1)	The assets for the accounts with fiscal year ends of December 31 represent assets as of September 30, 2024.

Compensation of Portfolio Managers

FS Credit Income Advisor’s investment personnel are not employed by the Fund and receive no direct compensation from the Fund in connection with their investment management activities.

Consistent with FS Investments’ integrated culture, FS Investments has one firm-wide compensation and incentive structure, which covers investment personnel who render services to the Fund on behalf of FS Credit Income Advisor. FS Investments’ compensation structure is designed to align the interests of the investment personnel serving the Fund with those of Shareholders and to give everyone a direct financial incentive to ensure that all of FS Investments’ resources, knowledge and relationships are utilized to maximize risk-adjusted returns for each strategy.

Each of FS Investments’ senior executives, including each of the investment personnel who render services to the Fund on behalf of FS Credit Income Advisor, receives a base salary and is eligible for a discretionary bonus. In addition to discretionary bonuses, investment professionals of FS Investments may be eligible to receive incentive compensation from certain investment adviser entities of FS Investments based on the earnings or other performance metrics of the applicable fund.

All final compensation decisions are made by the management committee of FS Investments based on input from managers. Base compensation and discretionary bonuses are not formulaic, but rather are judgment and merit driven, and are determined based on a combination of overall firm performance, individual contribution and performance and relevant market and competitive compensation practices for other businesses.

Securities Ownership of Portfolio Managers

The following table shows the dollar range of equity securities in the Fund beneficially owned by each portfolio manager as of October 31, 2024 based on the NAV per Class I Share of $[12.59] on October 31, 2024, unless otherwise noted.

Name of Investment Committee Member	Dollar Range of Equity Securities in the Fund(1)
Andrew Beckman	[None]
Nicholas Heilbut	[None]
Robert Hoffman	[$1 - $10,000]

(1)	Dollar ranges are as follows: None, $1 - $10,000, $10,001 - $50,000, $50,001 - $100,000, $100,001 - $500,000, $500,001 - $1,000,000 or Over $1,000,000.

B-30

Conflicts of Interest

FS Credit Income Advisor and certain of its affiliates may experience conflicts of interest in connection with the management of the Fund, including, but not limited to, the following:

●	The managers, officers and other personnel of FS Credit Income Advisor allocate their time, as they deem appropriate, between advising the Fund and managing and operating other investment activities and business activities in which they may be involved;

●	The principals of FS Credit Income Advisor may serve as officers, paid advisors, directors or in comparable management functions for portfolio companies in which the Fund invests, and may receive compensation in connection therewith;

●	FS Credit Income Advisor may have overlapping investment objectives across its or its affiliates’ funds, accounts, or other investment vehicles;

●	The Fund may now, or in the future, compete with certain affiliates for investments, subjecting FS Credit Income Advisor and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions or sales on the Fund’s behalf;

●	FS Credit Income Advisor is subject to conflicts of interest because of the varying compensation arrangements among their respective clients. For example, the Fund is not subject to incentive fees while certain other funds of FS Credit Income Advisor are, which could incentivize FS Credit Income Advisor to favor such funds over the Fund when allocating investments;

●	Regardless of the quality of the assets acquired by the Fund, the services provided to the Fund or whether the Fund makes distributions to Shareholders, FS Credit Income Advisor will receive the Management Fee in connection with the management of the Fund’s portfolio;

●	From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, the Fund and other clients for which FS Credit Income Advisor provides investment management services or carry on investment activities may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities, as may be permitted by law and subject to compliance with appropriate procedures. These investments give rise to inherent conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by the Fund and such other clients and may make certain investment opportunities, which might otherwise be desirable, unavailable or impractical even if appropriate procedures are in place. Additionally, investment at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities by the Fund and other clients of FS Credit Income Advisor may result in FS Credit Income Advisor coming into possession of confidential or material, non-public information that would limit the ability of the Fund to acquire or dispose of investments, even if such acquisition or disposition would otherwise be desirable. This could constrain the Fund’s investment flexibility and result in the Fund being unable or restricted from initiating transactions in certain securities or liquidating or selling certain investments at a time when FS Credit Income Advisor would otherwise take an action;

●	FS Credit Income Advisor and its respective affiliates may give advice and recommend securities to other clients, family or friends, in accordance with the investment objectives and strategies of such other clients, family or friends, which may differ from advice given to, or the timing or nature of the action taken with respect to, the Fund so long as it is their policy, to the extent practicable, to recommend for allocation and/or allocate investment opportunities to the Fund on a fair and equitable basis relative to their other clients, family and friends, even though their investment objectives may overlap with those of the Fund;

●	FS Credit Income Advisor and its affiliates may have existing business relationships or access to material non-public information that would prevent it from considering, approving or consummating an investment opportunity (including a disposition of an existing investment) that would otherwise fit within the Fund’s investment objective and strategies. This could constrain the Fund’s investment flexibility and result in the Fund being unable or restricted from initiating transactions in certain securities or liquidating or selling certain investments at a time when FS Credit Income Advisor would otherwise take such an action;

B-31

●	To the extent permitted by the 1940 Act and interpretations of the staff of the SEC, and subject to the allocation policies of FS Credit Income Advisor and any of its respective affiliates, as applicable, FS Credit Income Advisor and any of its respective affiliates may deem it appropriate for the Fund and one or more other investment accounts managed by FS Credit Income Advisor or any of its respective affiliates to participate in an investment opportunity. The Fund has received exemptive relief from the provisions of section 17(d) of the 1940 Act allowing it to invest in certain investment transactions alongside other funds managed by FS Credit Income Advisor or its respective affiliates, subject to certain conditions. FS Credit Income Advisor will not cause the Fund to engage in certain investments alongside affiliates unless the Fund has received such exemptive relief or unless such investments are not prohibited by Section 17(d) of the 1940 Act. There can be no assurance that the Fund will obtain such exemptive relief. Any of these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among the Fund and the other participating accounts. To mitigate these conflicts, FS Credit Income Advisor will seek to execute such transactions for all of the participating investment accounts, including the Fund, on a fair and equitable basis and in accordance with their respective allocation policies, taking into account such factors as the relative amounts of capital available for new investments and the investment programs and portfolio positions of the Fund, the clients for which participation is appropriate and any other factors deemed appropriate; and

●	The 1940 Act prohibits certain “joint” transactions with certain of the Fund’s affiliates, which in certain circumstances could include investments in the same portfolio company (whether at the same or different times), without the prior approval of the SEC. If a person, directly or indirectly, acquires more than 5% of the voting securities of the Fund or FS Credit Income Advisor (or either of their respective controlling entities), the Fund will be prohibited from buying any securities or other property from or selling any securities or other property to such person or certain of that person’s affiliates, or entering into joint transactions with such persons, absent the availability of an exemption or prior approval of the SEC. Similar restrictions limit the Fund’s ability to transact business with its officers or Trustees or their affiliates. The SEC has interpreted the 1940 Act rules governing transactions with affiliates to prohibit certain “joint transactions” involving entities that share a common investment adviser. As a result of these restrictions, the scope of investment opportunities that would otherwise be available to the Fund may be limited.

B-32

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

FS Credit Income Advisor has responsibility for decisions to buy and sell securities and other instruments for the Fund, the selection of brokers and dealers to effect the transactions and the negotiation of prices and any brokerage commissions on such transactions.

To the extent it executes securities transactions for the Fund, FS Credit Income Advisor will seek to obtain the best execution of orders. Commission rates are a component of price and are considered along with other relevant factors. In determining the broker or dealer to be used and the commission rates to be paid, FS Credit Income Advisor will consider the utility and reliability of brokerage services, including execution capability and performance, financial responsibility, investment information, market insights, other research provided by such brokers, and access to analysts, management and idea generation. Accordingly, the commissions charged by any such broker may be greater than the amount another firm might charge if FS Credit Income Advisor determines in good faith that the amount of such commissions is reasonable in relation to the value of the brokerage services and research information provided by such brokers. Consistent with the requirements of best execution, brokerage commissions on accounts may be directed to brokers in recognition of investment research and information furnished as well as for services rendered in execution of orders by such brokers. By allocating transactions in this manner, FS Credit Income Advisor may be able to supplement their research and analysis with the views and information of brokerage firms. FS Credit Income Advisor may also allocate a portion of its brokerage business to firms whose employees participate as brokers in the introduction of investors to FS Credit Income Advisor or who agree to bear the expense of capital introduction, marketing or related services by third parties.

Eligible research or brokerage services provided by brokers through which portfolio transactions for the Fund are executed may include research reports on particular industries and companies, economic surveys and analyses, recommendations as to specific securities, online quotations, news and research services, financial publications and other products and services (e.g., software based applications for market quotes and news, database programs providing investment and industry data) providing lawful and appropriate assistance to the portfolio managers and their designees in the performance of their investment decision-making responsibilities on behalf of the Fund and other accounts which they and their affiliates manage (collectively, “Soft Dollar Items”). FS Credit Income Advisor and its affiliates generally will use such products and services (if any) for the benefit of all of their accounts. Soft Dollar Items may be provided directly by brokers, by third parties at the direction of brokers or purchased on behalf of the Fund and its affiliates with credits or rebates provided by brokers. Any Soft Dollar Items obtained in connection with portfolio transactions for the Fund are intended to fall within the “safe harbor” of Section 28(e) of the Exchange Act.

FS Credit Income Advisor may also place portfolio transactions, to the extent permitted by law, with brokerage firms affiliated with the Fund or FS Credit Income Advisor , as applicable, if they reasonably believe that the quality of execution and the commission are comparable to that available from other qualified firms. Similarly, to the extent permitted by law and subject to the same considerations on quality of execution and comparable commission rates, FS Credit Income Advisor may direct an executing broker to pay a portion or all of any commissions, concessions or discounts to a firm supplying research or other services.

Certain portfolio securities in which the Fund expects to invest (principally, fixed-income securities) normally will be purchased in principal transactions directly from the issuer or in the OTC market from an underwriter or market maker for the securities. Purchases from underwriters of portfolio securities include a commission or concession paid by the issuer to the underwriter and purchases from dealers serving as market makers include a spread or markup to the dealer between the bid and ask price. Sales to dealers generally will be effected at bid prices.

The Fund may also purchase certain money market instruments directly from an issuer, in which case no commissions or discounts are paid (although the Fund may indirectly bear fees and expenses of any money market funds in which it invests), or may purchase and sell listed securities on an exchange, which are effected through brokers who charge a commission for their services.

B-33

FS Credit Income Advisor may place portfolio transactions for the Fund at or about the same time as for other advisory accounts, including other investment companies. FS Credit Income Advisor will seek to allocate portfolio transactions equitably whenever concurrent decisions are made to purchase or sell securities for the Fund and another advisory account. In some cases, this procedure could have an adverse effect on the price or the amount of securities available to the Fund. In making such allocations among the Fund and other advisory accounts, the main factors considered by FS Credit Income Advisor are the respective sizes of the Fund and other advisory accounts, the respective investment objectives, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment, the size of investment commitments generally held and opinions of the persons responsible for recommending the investment.

The placing and execution of orders for the Fund also is subject to restrictions under U.S. securities laws, including certain prohibitions against trading among the Fund and its affiliates (including FS Credit Income Advisor or its respective affiliates). Certain broker-dealers, through which the Fund may effect securities transactions, may be affiliated persons (as defined in the 1940 Act) of the Fund or affiliated persons of such affiliates. The Board has adopted certain policies incorporating the standards of Rule 17e-1 issued by the SEC under the 1940 Act which require that the commissions paid to affiliates of the Fund be reasonable and fair compared to the commissions, fees or other remuneration received or to be received by other brokers in connection with comparable transactions involving similar securities during a comparable period of time. The rule and procedures also contain review requirements and require FS Credit Income Advisor to furnish reports to the Trustees and to maintain records in connection with such reviews. In addition, the Fund may purchase securities in a placement for which affiliates of FS Credit Income Advisor have acted as agent to or for issuers, consistent with applicable rules adopted by the SEC or regulatory authorization, if necessary. The Fund does not purchase securities from or sell securities to any affiliate of FS Credit Income Advisor acting as principal. FS Credit Income Advisor is prohibited from directing brokerage transactions on the basis of the referral of clients or the sale of shares of advised investment companies.

For the fiscal years ended October 31, 2024, 2023 and 2022, the Fund paid $[ ], $505 and $2,095, respectively, in brokerage commissions.

As of October 31, 2024, the Fund held no securities of its regular brokers or dealer (or their parents).

B-34

PROXY VOTING POLICY AND PROXY VOTING RECORD

The Fund has delegated its proxy voting responsibility to FS Credit Income Advisor. The proxy voting policies and procedures of FS Credit Income Advisor are set forth below. The guidelines are reviewed periodically by FS Credit Income Advisor and the Fund’s non-interested Trustees and, accordingly, are subject to change.

As an investment adviser registered under the Advisers Act, FS Credit Income Advisor has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, FS Credit Income Advisor recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

These policies and procedures for voting proxies for the investment advisory clients of FS Credit Income Advisor are intended to comply with Section 206 of, and Rule 206(4)-6 promulgated under, the Advisers Act.

FS Credit Income Advisor has retained ISS Governance Services (“ISS”) to assist in the proxy voting process. The Investment Management Team manages FS Credit Income Advisor’s relationship with ISS and ensures that ISS votes all proxies according to the Fund’s specific instructions and FS Credit Income Advisor’s general guidance, and retains all required documentation associated with proxy voting. FS Credit Income Advisor requires ISS to notify it if ISS experiences a material conflict of interest in the voting of the Fund’s proxies.

Prior to December 1, 2024, GoldenTree Asset Management Credit Advisor LLC served as the investment sub-adviser to the Fund and had the power to vote, either in person or by proxy, all securities and other investments in which its assets were invested from time to time. GoldenTree Asset Management Credit Advisor LLC’s written procedure for proxy voting is no longer in effect.

A copy of the Fund’s proxy voting policy is attached as Appendix B.

B-35

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of any class of the Fund. A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of the Fund or acknowledges the existence of such control. A control person can have a significant impact on the outcome of a shareholder vote.

As of January 1, 2025, the Board and individuals and entities affiliated with FS Credit Income Advisor held [ ] Shares, valued at approximately $[ ] based on the NAV per Share on such date. FS Investments and its respective employees, partners, officers and affiliates therefore may own a significant percentage of the Fund’s outstanding Shares for the foreseeable future. This ownership will fluctuate as other investors subscribe for Shares in the Fund’s unlimited offering, and as the Fund repurchases Shares pursuant to its quarterly repurchase offers. Depending on the size of this ownership at any given point in time, it is expected that these affiliates will, for the foreseeable future, either control the Fund or be in a position to exercise a significant influence on the outcome of any matter put to a vote of investors. See “Plan of Distribution” in the Prospectus.

As of January 1, 2025, the Shareholders indicated below were considered to be either a control person or principal shareholder of the Fund:

Class I

Name and Address	Percentage Owned	Type of Ownership
[Charles Schwab & Co. Inc. Special Custody A/C FBO Customers Attn: Mutual Funds 211 Main Street San Francisco, CA 94105-1905]	[ ]%	[Record]
[Pershing LLC P.O. Box 2052 Jersey City, NJ 07303-2052	[ ]%	[Record]
Morgan Stanley Smith Barney LLC FBO a Customer of MSSB 1 New York Plaza New York NY 10004-1901]	[ ]%	[Record]
[National Financial Services LLC 499 Washington Blvd. Jersey City, NJ 07310-1995]	[ ]%	[Record]

Class A

Name and Address	Percentage Owned	Type of Ownership
[National Financial Services LLC 499 Washington Blvd. Jersey City, NJ 07310-1995	[ ]%	[Record]
Pershing LLC P.O. Box 2052 Jersey City, NJ 07303-2052]	[ ]%	[Record]
[Charles Schwab & Co. Inc. Special Custody A/C FBO Customers Attn: Mutual Funds 211 Main Street San Francisco, CA 94105-1905]	[ ]%	[Record]

B-36

Class T

Name and Address	Percentage Owned	Type of Ownership
[Pershing LLC P.O. Box 2052 Jersey City, NJ 07303-2052]	[ ]%	[Record]
[LPL Financial 4707 Executive Drive San Diego, CA 92121-3091]	[ ]%	[Record]

Class U

Name and Address	Percentage Owned	Type of Ownership
[Morgan Stanley Smith Barney LLC FBO a Customer of MSSB 1 New York Plaza New York NY 10004-1901]	[ ]%	[Record]

Class U-2

Name and Address	Percentage Owned	Type of Ownership
[UBS Financial Services Inc. FBO a Customer of UBS 1000 Weehawken, NJ 07086]	[ ]%	[Record]

The trustees and officers, as a group, owned approximately [ ]% of the Fund as of January 1, 2025.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

An independent registered public accounting firm for the Fund will perform an annual audit of the Fund’s financial statements. The Board has engaged [ ], located at [ ], to serve as the Fund’s independent registered public accounting firm.

LEGAL COUNSEL

Certain legal matters regarding the Shares offered hereby have been passed upon by Faegre Drinker Biddle & Reath LLP.

ADMINISTRATOR

FS Credit Income Advisor serves as the Fund’s administrator. The Fund has also contracted with State Street Bank and Trust Company (“State Street”) to provide various accounting and administrative services, including preparing preliminary financial information for review by FS Credit Income Advisor, preparing and monitoring expense budgets, maintaining accounting books and records, processing trade information for the Fund and performing certain portfolio compliance testing. For its services as accounting agent and administrator, the Fund pays State Street fees based on the average net assets of the Fund plus transaction costs. During the fiscal years ended October 31, 2024, 2023 and 2022 the Fund paid administrative and accounting fees to State Street of $[ ], $1,061,036 and $697,480, respectively. Additionally, during the fiscal years ended October 31, 2024, 2023 and 2022, the Fund accrued administrative and accounting fees to State Street of $[ ], $691,780 and $662,633, respectively.

B-37

CUSTODIAN

State Street, (the “Custodian”), serves as the primary custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. sub custodians (which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the 1940 Act and the rules thereunder. Assets of the Fund are not held by FS Credit Income Advisor or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. sub-custodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is at 1 Congress Street, Boston, Massachusetts 02114.

ADDITIONAL INFORMATION

A registration statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Fund with the SEC. The Prospectus and this Statement of Additional Information do not contain all of the information set forth in the registration statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the registration statement. A copy of the registration statement may be reviewed on the EDGAR database on the SEC’s website at sec.gov. Prospective investors can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov).

FINANCIAL STATEMENTS

[The Fund’s audited financial statements for the year ended October 31, 2024 and the related report of its independent registered public accounting firm, [ ], are available in the Fund’s annual report for the year ended October 31, 2024 (the “Annual Report”) and are incorporated into this Statement of Additional Information by reference. No other parts of the Annual Report are incorporated herein.] The Annual Report, which contains the referenced financial statements, are available upon request and without charge, and were filed electronically with the SEC on Form N-CSR on December [ ], 2024.

B-38

APPENDIX A

DESCRIPTION OF SECURITIES RATINGS

Short-Term Credit Ratings

An S&P Global Ratings short-term issue credit rating is generally assigned to those obligations considered short-term in the relevant market. The following summarizes the rating categories used by S&P Global Ratings for short-term issues:

“A-1” - A short-term obligation rated “A-1” is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

“A-2” - A short-term obligation rated “A-2” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitments on the obligation is satisfactory.

“A-3” - A short-term obligation rated “A-3” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor’s capacity to meet its financial commitments on the obligation.

“B” - A short-term obligation rated “B” is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor’s inadequate capacity to meet its financial commitments.

“C” - A short-term obligation rated “C” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.

“D” - A short-term obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to “D” if it is subject to a distressed debt restructuring.

Local Currency and Foreign Currency Ratings - S&P Global Ratings’ issuer credit ratings make a distinction between foreign currency ratings and local currency ratings. A foreign currency rating on an issuer can differ from the local currency rating on it when the obligor has a different capacity to meet its obligations denominated in its local currency, versus obligations denominated in a foreign currency.

“NR” - This indicates that a rating has not been assigned or is no longer assigned.

Moody’s Investors Service (“Moody’s”) short-term ratings are forward-looking opinions of the relative credit risks of financial obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.

Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:

“P-1” - Issuers (or supporting institutions) rated Prime-1 reflect a superior ability to repay short-term obligations.

“P-2” - Issuers (or supporting institutions) rated Prime-2 reflect a strong ability to repay short-term obligations.

“P-3” - Issuers (or supporting institutions) rated Prime-3 reflect an acceptable ability to repay short-term obligations.

Appendix A-1

“NP” - Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

“NR” - Is assigned to an unrated issuer, obligation and/or program.

Fitch, Inc. / Fitch Ratings Ltd. (“Fitch”) short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-term ratings are assigned to obligations whose initial maturity is viewed as “short-term” based on market convention.1 Typically, this means up to 13 months for corporate, sovereign, and structured obligations and up to 36 months for obligations in U.S. public finance markets. The following summarizes the rating categories used by Fitch for short-term obligations:

“F1” - Securities possess the highest short-term credit quality. This designation indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

“F2” - Securities possess good short-term credit quality. This designation indicates good intrinsic capacity for timely payment of financial commitments.

“F3” - Securities possess fair short-term credit quality. This designation indicates that the intrinsic capacity for timely payment of financial commitments is adequate.

“B” - Securities possess speculative short-term credit quality. This designation indicates minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

“C” - Securities possess high short-term default risk. Default is a real possibility.

“RD” - Restricted default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.

“D” - Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.

“NR” - Is assigned to an issue of a rated issuer that are not and have not been rated.

The DBRS Morningstar® Ratings Limited (“DBRS Morningstar”) short-term obligation ratings provide DBRS Morningstar’s opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. The obligations rated in this category typically have a term of shorter than one year. The R-1 and R-2 rating categories are further denoted by the subcategories “(high)”, “(middle)”, and “(low)”.

The following summarizes the ratings used by DBRS Morningstar for commercial paper and short-term debt:

“R-1 (high)” - Short-term debt rated “R-1 (high)” is of the highest credit quality. The capacity for the payment of short-term financial obligations as they fall due is exceptionally high. Unlikely to be adversely affected by future events.

“R-1 (middle)” - Short-term debt rated “R-1 (middle)” is of superior credit quality. The capacity for the payment of short-term financial obligations as they fall due is very high. Differs from “R-1 (high)” by a relatively modest degree. Unlikely to be significantly vulnerable to future events.

“R-1 (low)” - Short-term debt rated “R-1 (low)” is of good credit quality. The capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favorable as higher rating categories. May be vulnerable to future events, but qualifying negative factors are considered manageable.

“R-2 (high)” - Short-term debt rated “R-2 (high)” is considered to be at the upper end of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events.

1       A long-term rating can also be used to rate an issue with short maturity.

Appendix A-2

“R-2 (middle)” - Short-term debt rated “R-2 (middle)” is considered to be of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events or may be exposed to other factors that could reduce credit quality.

“R-2 (low)” - Short-term debt rated “R-2 (low)” is considered to be at the lower end of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events. A number of challenges are present that could affect the issuer’s ability to meet such obligations.

“R-3” - Short-term debt rated “R-3” is considered to be at the lowest end of adequate credit quality. There is a capacity for the payment of short-term financial obligations as they fall due. May be vulnerable to future events, and the certainty of meeting such obligations could be impacted by a variety of developments.

“R-4” - Short-term debt rated “R-4” is considered to be of speculative credit quality. The capacity for the payment of short-term financial obligations as they fall due is uncertain.

“R-5” - Short-term debt rated “R-5” is considered to be of highly speculative credit quality. There is a high level of uncertainty as to the capacity to meet short-term financial obligations as they fall due.

“D” - A downgrade to “D” may occur when the issuer has filed under any applicable bankruptcy, insolvency or winding-up statute, or there is a failure to satisfy an obligation after the exhaustion of grace periods. DBRS Morningstar may also use “SD” (Selective Default) in cases where only some securities are impacted, such as the case of a “distressed exchange”.

Long-Term Issue Credit Ratings

The following summarizes the ratings used by S&P Global Ratings for long-term issues:

“AAA” - An obligation rated “AAA” has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.

“AA” - An obligation rated “AA” differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.

“A” - An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong.

“BBB” - An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.

“BB,” “B,” “CCC,” “CC” and “C” - Obligations rated “BB,” “B,” “CCC,” “CC” and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.

“BB” - An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.

“B” - An obligation rated “B” is more vulnerable to nonpayment than obligations rated “BB”, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.

“CCC” - An obligation rated “CCC” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

Appendix A-3

“CC” - An obligation rated “CC” is currently highly vulnerable to nonpayment. The “CC” rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

“C” - An obligation rated “C” is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.

“D” - An obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within the next five business days in the absence of a stated grace period or within the earlier of the stated grace period or the next 30 calendar days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to “D” if it is subject to a distressed debt restructuring.

Plus (+) or minus (-) - Ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories.

“NR” - This indicates that a rating has not been assigned, or is no longer assigned.

Local Currency and Foreign Currency Ratings - S&P Global Ratings’ issuer credit ratings make a distinction between foreign currency ratings and local currency ratings. A foreign currency rating on an issuer can differ from the local currency rating on it when the obligor has a different capacity to meet its obligations denominated in its local currency, versus obligations denominated in a foreign currency.

Moody’s long-term ratings are forward-looking opinions of the relative credit risks of financial obligations with an original maturity of eleven months or more. Such ratings reflect both on the likelihood of default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. The following summarizes the ratings used by Moody’s for long-term debt:

“Aaa” - Obligations rated “Aaa” are judged to be of the highest quality, subject to the lowest level of credit risk.

“Aa” - Obligations rated “Aa” are judged to be of high quality and are subject to very low credit risk.

“A” - Obligations rated “A” are judged to be upper-medium grade and are subject to low credit risk.

“Baa” - Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

“Ba” - Obligations rated “Ba” are judged to be speculative and are subject to substantial credit risk.

“B” - Obligations rated “B” are considered speculative and are subject to high credit risk.

“Caa” - Obligations rated “Caa” are judged to be speculative of poor standing and are subject to very high credit risk.

“Ca” - Obligations rated “Ca” are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

“C” - Obligations rated “C” are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from “Aa” through “Caa.” The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

“NR” - Is assigned to unrated obligations, obligation and/or program.

Appendix A-4

The following summarizes long-term ratings used by Fitch:

“AAA” - Securities considered to be of the highest credit quality. “AAA” ratings denote the lowest expectation of credit risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

“AA” - Securities considered to be of very high credit quality. “AA” ratings denote expectations of very low credit risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

“A” - Securities considered to be of high credit quality. “A” ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

“BBB” - Securities considered to be of good credit quality. “BBB” ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

“BB” - Securities considered to be speculative. “BB” ratings indicates an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met.

“B” - Securities considered to be highly speculative. “B” ratings indicate that material credit risk is present.

“CCC” - A “CCC” rating indicates that substantial credit risk is present.

“CC” - A “CC” rating indicates very high levels of credit risk.

“C” - A “C” rating indicates exceptionally high levels of credit risk.

Defaulted obligations typically are not assigned “RD” or “D” ratings but are instead rated in the “CCC” to “C” rating categories, depending on their recovery prospects and other relevant characteristics. Fitch believes that this approach better aligns obligations that have comparable overall expected loss but varying vulnerability to default and loss.

Plus (+) or minus (-) may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the “AAA” obligation rating category, or to corporate finance obligation ratings in the categories below “CCC”.

“NR” - Is assigned to an unrated issue of a rated issuer.

The DBRS Morningstar long-term obligation ratings provide DBRS Morningstar’s opinion on the risk that investors may not be repaid in accordance with the terms under which the long-term obligation was issued. The obligations rated in this category typically have a term of one year or longer. All rating categories from AA to CCC contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The following summarizes the ratings used by DBRS Morningstar for long-term debt:

“AAA” - Long-term debt rated “AAA” is of the highest credit quality. The capacity for the payment of financial obligations is exceptionally high and unlikely to be adversely affected by future events.

“AA” - Long-term debt rated “AA” is of superior credit quality. The capacity for the payment of financial obligations is considered high. Credit quality differs from “AAA” only to a small degree. Unlikely to be significantly vulnerable to future events.

“A” - Long-term debt rated “A” is of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than “AA.” May be vulnerable to future events, but qualifying negative factors are considered manageable.

“BBB” - Long-term debt rated “BBB” is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.

“BB” - Long-term debt rated “BB” is of speculative, non-investment grade credit quality. The capacity for the payment of financial obligations is uncertain. Vulnerable to future events.

Appendix A-5

“B” - Long-term debt rated “B” is of highly speculative credit quality. There is a high level of uncertainty as to the capacity to meet financial obligations.

“CCC”, “CC” and “C” - Long-term debt rated in any of these categories is of very highly speculative credit quality. In danger of defaulting on financial obligations. There is little difference between these three categories, although “CC” and “C” ratings are normally applied to obligations that are seen as highly likely to default or subordinated to obligations rated in the “CCC” to “B” range. Obligations in respect of which default has not technically taken place but is considered inevitable may be rated in the “C” category.

“D” - A downgrade to “D” may occur when the issuer has filed under any applicable bankruptcy, insolvency or winding up statute or there is a failure to satisfy an obligation after the exhaustion of grace periods. DBRS Morningstar may also use “SD” (Selective Default) in cases where only some securities are impacted, such as the case of a “distressed exchange”.

Municipal Note Ratings

An S&P Global Ratings U.S. municipal note rating reflects S&P Global Ratings’ opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, S&P Global Ratings’ analysis will review the following considerations:

●	Amortization schedule - the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

●	Source of payment - the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

Municipal Short-Term Note rating symbols are as follows:

“SP-1” - A municipal note rated “SP-1” exhibits a strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

“SP-2” - A municipal note rated “SP-2” exhibits a satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

“SP-3” - A municipal note rated “SP-3” exhibits a speculative capacity to pay principal and interest.

“D” - This rating is assigned upon failure to pay the note when due, completion of a distressed debt restructuring, or the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions.

Moody’s uses the global short-term Prime rating scale (listed above under Short-Term Credit Ratings) for commercial paper issued by U.S. municipalities and nonprofits. These commercial paper programs may be backed by external letters of credit or liquidity facilities, or by an issuer’s self-liquidity.

For other short-term municipal obligations, Moody’s uses one of two other short-term rating scales, the Municipal Investment Grade (“MIG”) and Variable Municipal Investment Grade (“VMIG”) scales provided below.

Moody’s uses the MIG scale for U.S. municipal cash flow notes, bond anticipation notes and certain other short-term obligations, which typically mature in three years or less.

MIG Scale

“MIG-1” - This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

“MIG-2” - This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

Appendix A-6

“MIG-3” - This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

“SG” - This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

“NR” - Is assigned to an unrated obligation, obligation and/or program.

In the case of variable rate demand obligations (“VRDOs”), Moody’s assigns both a long-term rating and a short-term payment obligation rating. The long-term rating addresses the issuer’s ability to meet scheduled principal and interest payments. The short-term payment obligation rating addresses the ability of the issuer or the liquidity provider to meet any purchase price payment obligation resulting from optional tenders (“on demand”) and/or mandatory tenders of the VRDO. The short-term payment obligation rating uses the VMIG scale. Transitions of VMIG ratings with conditional liquidity support differ from transitions of Prime ratings reflecting the risk that external liquidity support will terminate if the issuer’s long-term rating drops below investment grade.

Moody’s typically assigns the VMIG rating if the frequency of the payment obligation is less than every three years. If the frequency of the payment obligation is less than three years but the obligation is payable only with remarketing proceeds, the VMIG short-term rating is not assigned and it is denoted as “NR”.

“VMIG-1” - This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections.

“VMIG-2” - This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections.

“VMIG-3” - This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections.

“SG” - This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have a sufficiently strong short-term rating or may lack the structural and/or legal protections.

“NR” - Is assigned to an unrated obligation, obligation and/or program.

About Credit Ratings

An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings’ view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities.

Fitch’s credit ratings are forward-looking opinions on the relative ability of an entity or obligation to meet financial commitments. Issuer Default Ratings (IDRs) are assigned to corporations, sovereign entities, financial institutions such as banks, leasing companies and insurers, and public finance entities (local and regional governments). Issue-level ratings are also assigned and often include an expectation of recovery, which may be notched above or below the issuer-level rating. Issue ratings are assigned to secured and unsecured debt securities, loans, preferred stock and other instruments. Credit ratings are indications of the likelihood of repayment in accordance with the terms of the issuance. In limited cases, Fitch may include additional considerations (i.e., rate to a higher or lower standard than that implied in the obligation’s documentation).

Appendix A-7

DBRS Morningstar offers independent, transparent, and innovative credit analysis to the market. Credit ratings are forward-looking opinions about credit risk that reflect the creditworthiness of an issuer, rated entity, security and/or obligation based on DBRS Morningstar’s quantitative and qualitative analysis in accordance with applicable methodologies and criteria. They are meant to provide opinions on relative measures of risk and are not based on expectations of, or meant to predict, any specific default probability. Credit ratings are not statements of fact. DBRS Morningstar issues credit ratings using one or more categories, such as public, private, provisional, final(ized), solicited, or unsolicited. From time to time, credit ratings may also be subject to trends, placed under review, or discontinued. DBRS Morningstar credit ratings are determined by credit rating committees.

Appendix A-8

APPENDIX B

FS CREDIT INCOME FUND

PROXY VOTING POLICIES AND PROCEDURES

FS Credit Income Fund, a Delaware statutory trust (the “Fund”), has delegated its proxy voting responsibility to its investment adviser, FS Credit Income Advisor, LLC (the “Adviser”). The Proxy Voting Policies and Procedures of the Adviser are set forth below. The guidelines are reviewed periodically by the Adviser and the Fund’s non-interested trustees, and, accordingly, are subject to change.

Introduction

As an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Adviser has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, the Adviser recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

These policies and procedures for voting proxies for the investment advisory clients of the Adviser are intended to comply with Section 206 of, and Rule 206(4)-6 promulgated under, the Advisers Act.

Proxy Policies

The Adviser has retained ISS Governance Services (“ISS”) to assist in the proxy voting process. The Investment Management Team manages the Adviser’s relationship with ISS and ensures that ISS votes all proxies according to the Fund’s specific instructions and Adviser’s general guidance, and retains all required documentation associated with proxy voting. The Adviser requires ISS to notify the Adviser if ISS experiences a material conflict of interest in the voting of the Fund’s proxies.

The Adviser has adopted the following proxy voting procedures designed to ensure that proxies are properly identified and voted, and that any conflicts of interest are addressed appropriately:

●	The Adviser is made aware of specific opportunities to vote proxies by ISS.
●	The authority to make proxy voting decisions of the Adviser is held by the Investment Committee, who is responsible for monitoring each of the Fund’s investments. The Investment Committee may delegate its authority to vote proxies to one or more members of the Investment Management Team, including the Lead Portfolio Manager.
●	Absent specific instructions to the contrary, the Investment Committee votes the Fund’s proxies according to recommendations made by ISS. Any investment professional who suggests deviating from these recommendations must provide the Adviser CCO with a written explanation of the reason for the deviation, as well as a representation that the employee and Adviser are not conflicted in making the chosen voting decision.
●	The Adviser’s Investment Committee has the ability to override any determinations made by the Investment Team or Lead Portfolio Manager with respect to voting the Fund’s proxies, to the extent such authority has been delegated to such parties. The Adviser Chief Compliance Officer will maintain a memorandum detailing the rationale for any instance in which a decision on how to vote a proxy was overridden.
●	The Adviser will not neglect its proxy voting responsibilities, but the Adviser may abstain from voting if it deems that abstaining is in the Fund’s best interest. For example, the Adviser may be unable to vote securities that have been lent by the custodian. Also, proxy voting in certain countries involves “share blocking,” which limits the Adviser’s ability to sell the affected security during a blocking period that can last for several weeks. The potential consequences of being unable to sell a security may outweigh the benefits of participating in a proxy vote so the Adviser generally abstains from voting when share blocking is required. The Adviser Chief Compliance Officer will prepare and maintain memoranda describing the rationale for any instance in which the Adviser does not vote the Fund’s proxy.

Appendix B-1

●	ISS will retain the following information in connection with each proxy vote:

o	The Issuer’s name;
o	The security’s ticker symbol or CUSIP, as applicable;
o	The shareholder meeting date;
o	The number of shares that Adviser voted;
o	A brief identification of the matter voted on;
o	Whether the matter was proposed by the Issuer or a security-holder;
o	Whether Adviser cast a vote;
o	How Adviser cast its vote (for the proposal, against the proposal, or abstain); and
o	Whether Adviser cast its vote with or against management.

●	While not currently applicable, if the Adviser votes the same proxy in two directions, the Adviser Chief Compliance Officer will maintain documentation describing the reasons for each vote (e.g., the Adviser believes that voting with management is in one fund’s best interests, but another fund gave specific instructions to vote against management).
●	Any attempt to influence the proxy voting process by issuers or others not identified in these policies and procedures should be promptly reported to the Adviser Chief Compliance Officer.
●	The Investment Committee reviews the Fund’s proxy votes to ensure all votes cast by the Fund are in compliance with the best interest of the Fund’s shareholders.

Fixed Income Securities

In addition to covering the voting of equity securities, this policy also applies generally to voting and/or consent rights of fixed income securities, including but not limited to, plans of reorganization, waivers and consents under applicable indentures. However, the policy does not apply to consent rights that primarily entail decisions to buy or sell investments, such as tender or exchange offers, conversions, put options, redemption and Dutch auctions. This proxy policy is designed and implemented in a manner reasonably expected to ensure that voting and consent rights are exercised in the best interests of the Fund’s shareholders.

For the voting of fixed income securities, the Adviser believes the potential for material conflicts of interest to arise between the interests of the Fund and the interests of the Adviser is limited. However, there may be a potential for a conflict of interest which the Adviser or its related persons or entities may be a named party to, or participating in, a bankruptcy work-out or other similar committee with respect to the issuer. In such instances, the Investment Management Team must notify the Adviser CCO or Deputy Adviser CCO prior to casting any decision on behalf of clients.

In addition, neither the Adviser nor ISS will be able to vote for any securities on loan by an account. In the event that the Adviser is aware of a material vote on behalf of the Fund and the Adviser has the ability to call back loans and is aware of the securities on loan by the custodian, the Adviser may call back the loan and vote the proxy if time permits.

Proxy Voting Records

Information regarding how the Sub-Adviser voted proxies with respect to the Fund’s portfolio securities during the most recent 12-month period ending June 30 will be available without charge by making a written request to the Fund’s Chief Compliance Officer, FS Credit Income Fund, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112 or by calling the Fund collect at (215) 495-1150, or on the SEC’s website at http://www.sec.gov.

Appendix B-2

PART C - OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

(1) Financial Statements:

Part A:	Financial Highlights

Part B:	The following financial statements are incorporated herein by reference to the Fund’s annual report on Form N-CSR for the year ended [date], filed with the SEC on [date]:

[Report of Independent Registered Public Accounting Firm]

[Consolidated Schedule of Investments as of October 31, 2024]

[Consolidated Statement of Assets and Liabilities as of October 31, 2024]

[Consolidated Statement of Operations for the year ended October 31, 2024]

[Consolidated Statements of Changes in Net Assets for the years ended October 31, 2024 and 2023]

[Consolidated Statement of Cash Flows for the year ended October 31, 2024]

[Consolidated Financial Highlights for the years ended October 31, 2024, 2023, 2022, 2021 and 2020]

Notes to Financial Statements

(2) Exhibits:

(a)(1)	Certificate of Trust (Incorporated by reference to Exhibit (a)(1) to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on December 13, 2016).

(a)(2)	Certificate of Amendment to Certificate of Trust (Incorporated by reference to Exhibit (a)(2) to Pre-Effective Amendment #1 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on June 13, 2017).

(a)(3)	Initial Declaration of Trust (Incorporated by reference to Exhibit (a)(2) to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on December 13, 2016).

(a)(4)	Amended and Restated Declaration of Trust (Incorporated by reference to Exhibit (a)(4) to Pre-Effective Amendment No. 3 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on September 21, 2017).

(b)	Bylaws (Incorporated by reference to Exhibit (b) to Pre-Effective Amendment No. 3 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on September 21, 2017).

(e)	Distribution Reinvestment Plan (Incorporated by reference to Exhibit (e) to Pre-Effective Amendment No. 3 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on September 21, 2017).

(g)(1)	Investment Advisory Agreement (Incorporated by reference to Exhibit (g)(1) to Pre-Effective Amendment No. 3 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on September 21, 2017).

(g)(2)	Management Fee Waiver Letter from FS Credit Income Advisor to FS Credit Income Fund (Incorporated by reference to Exhibit (g)(2) to Post-Effective Amendment No. 2 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on April 10, 2018).

(g)(3)	Form of Permanent Management Fee Waiver Letter from FS Credit Income Advisor to FS Credit Income Fund*

(g)(4)	Form of Waiver of Management Fee Letter from FS Credit Income Advisor to FS Credit Income Fund*

(h)(1)	Distribution Agreement (Incorporated by reference to Exhibit (h)(1) to Pre-Effective Amendment No. 3 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on September 21, 2017).

(h)(2)	Distribution Agreement, dated as of April 16, 2018 by and between ALPS Distributors, Inc. and FS Credit Income Fund (Incorporated by reference to Exhibit (h)(2) to Post-Effective Amendment No. 4 to the FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on February 28, 2019).

(h)(3)	Amendment No. 1 to Distribution Agreement, effective as of March 10, 2020, by and between ALPS Distributors, Inc. and FS Credit Income Fund (Incorporated by reference to Exhibit (h)(3) to Post-Effective Amendment No. 7 to the FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on October 9, 2020).

(h)(4)	Form of Broker-Dealer Selling Agreement (Incorporated by reference to Exhibit (h)(4) to Post-Effective Amendment No. 7 to the FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on October 9, 2020).

(j)(1)	Master Custodian Agreement dated as of February 27, 2017 by and between State Street Bank and Trust Company and FS Energy Total Return Fund (Incorporated by reference to Exhibit (j) to Pre-Effective Amendment No. 2 to FS Energy Total Return Fund’s Registration Statement on Form N-2 (File No. 333-214232) filed with the SEC on March 2, 2017).

(j)(2)	Joinder to Master Custodian Agreement (Incorporated by reference to Exhibit (j)(2) to Pre-Effective Amendment No. 3 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on September 21, 2017).

(k)(1)	Administration Agreement (Incorporated by reference to Exhibit (k)(1) to Pre-Effective Amendment No. 3 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on September 21, 2017).

(k)(2)	Amended and Restated Administration Agreement by and between FS Credit Income Advisor and FS Credit Income Fund (Incorporated by reference to Exhibit (k)(2) to Post-Effective Amendment No. 2 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on April 10, 2018).

(k)(3)	Expense Limitation Agreement (Incorporated by reference to Exhibit (k)(2) to Pre-Effective Amendment No. 3 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on September 21, 2017).

(k)(4)	Amended and Restated Expense Limitation Agreement by and between FS Credit Income Advisor and FS Credit Income Fund (Incorporated by reference to Exhibit (k)(4) to Post-Effective Amendment No. 2 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on April 10, 2018).

(k)(5)	Amended and Restated Exhibit A to the Expense Limitation Agreement by and between FS Credit Income Advisor and FS Credit Income Fund (Incorporated by reference to Exhibit (k)(5) to Post-Effective Amendment No. 6 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on February 27, 2020).

(k)(6)	Second Amended and Restated Exhibit A to the Expense Limitation Agreement by and between FS Credit Income Advisor and FS Credit Income Fund (Incorporated by reference to Exhibit (k)(6) to Post-Effective Amendment No. 8 to FS Credit Income Fund's Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on February 26, 2021).

(k)(7)	Distribution Plan (Incorporated by reference to Exhibit (k)(3) to Pre-Effective Amendment No. 3 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on September 21, 2017).

(k)(8)	Amended and Restated Distribution Plan (Incorporated by reference to Exhibit (k)(7) to Post-Effective Amendment No. 6 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on February 27, 2020).

(k)(9)	Second Amended and Restated Distribution Plan (Incorporated by reference to Exhibit (k)(9) to Post-Effective Amendment No. 8 to FS Credit Income Fund's Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on February 26, 2021).

(k)(10)	Class Shares Plan (Incorporated by reference to Exhibit (k)(4) to Pre-Effective Amendment No. 3 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on September 21, 2017).

(k)(11)	Amended and Restated Class Shares Plan (Incorporated by reference to Exhibit (k)(9) to Post-Effective Amendment No. 6 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on February 27, 2020).

(k)(12)	Second Amended and Restated Class Shares Plan (Incorporated by reference to Exhibit (k)(12) to Post-Effective Amendment No. 8 to FS Credit Income Fund's Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on February 26, 2021).

(k)(13)	Third Amended and Restated Class Shares Plan (Incorporated by reference to Exhibit (k)(13) to Post-Effective Amendment No. 10 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on February 25, 2022).

(k)(14)	Fourth Amended and Restated Class Shares Plan* (Incorporated by reference to Exhibit (k)(14) to Post-Effective Amendment No. 12 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on February 28, 2024).

(k)(15)	Shareholder Services Plan (Incorporated by reference to Exhibit (k)(5) to Pre-Effective Amendment No. 3 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on September 21, 2017).

(k)(16)	Amended and Restated Appendix A to the Shareholder Services Plan (Incorporated by reference to Exhibit (k)(11) to Post-Effective Amendment No. 6 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on February 27, 2020).

(k)(17)	Second Amended and Restated Appendix A to the Shareholder Services Plan (Incorporated by reference to Exhibit (k)(15) to Post-Effective Amendment No. 8 to FS Credit Income Fund's Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on February 26, 2021).

(k)(18)	Committed Facility Agreement, dated as of October 25, 2017 by and between FS Credit Income Fund and BNP Paribas Prime Brokerage International, Ltd. (Incorporated by reference to Exhibit (k)(8) to Post-Effective Amendment No. 2 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on April 10, 2018).

(k)(19)	U.S. PB Agreement, dated as of October 25, 2017, by and between FS Credit Income Fund and BNP Paribas Prime Brokerage, Inc. (Incorporated by reference to Exhibit (k)(9) to Post-Effective Amendment No. 2 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on April 10, 2018).

(k)(20)	PBI Agreement dated as of October 25, 2017, by and among BNP Paribas Prime Brokerage International, Ltd, BNP Paribas, acting through its New York Branch and FS Credit Income Fund (Incorporated by reference to Exhibit (k)(10) to Post-Effective Amendment No. 2 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on April 10, 2018).

(k)(21)	Special Custody and Pledge Agreement, dated as of October 25, 2017, by and among State Street Bank and Trust Company, FS Credit Income Fund and BNP Paribas Prime Brokerage, Inc. (Incorporated by reference to Exhibit (k)(11) to Post-Effective Amendment No. 2 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on April 10, 2018).

(k)(22)	Special Custody and Pledge Agreement, dated as of October 25, 2017, by and among State Street Bank and Trust Company, FS Credit Income Fund and BNP Paribas Prime Brokerage International, Ltd. (Incorporated by reference to Exhibit (k)(12) to Post-Effective Amendment No. 2 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on April 10, 2018).

(k)(23)	Amendment Agreement, dated as of January 27, 2023, by and between BNP Paribas Prime Brokerage International, Limited and FS Credit Income Fund (Incorporated by reference to Exhibit (k)(22) to Post-Effective Amendment No. 11 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on February 24, 2023).

(l)	Opinion of Drinker Biddle & Reath LLP (Incorporated by reference to Exhibit (l) to Pre-Effective Amendment No. 3 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on September 21, 2017).

(n)(1)	Consent of Faegre Drinker Biddle & Reath LLP*

(n)(2)	Consent of Independent Registered Public Accounting Firm to be filed by amendment.

(r)(1)	Code of Ethics of FS Credit Income Fund*

(r)(2)	Code of Ethics of FS Credit Income Advisor, LLC*

(r)(3)	Code of Ethics of ALPS Distributors, Inc. (Incorporated by reference to Exhibit (r)(4) to Post-Effective Amendment No. 12 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on February 28, 2024).

(s)	Powers of Attorney (Incorporated by reference to Exhibit (s) to Post-Effective Amendment No. 11 to FS Credit Income Fund’s Registration Statement on Form N-2 (File No. 333-215074) filed with the SEC on February 24, 2023).

*	Filed herewith.

ITEM 26. MARKETING ARRANGEMENTS

Not applicable.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

SEC registration fees	$231,800
Advertising and sales literature	$1,500,000
Accounting fees and expenses	$300,000
Legal fees and expenses	$400,000
Printing	$1,500,000
Seminars	$300,000
Miscellaneous fees and expenses	$5,418,200
Total	$9,650,000

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

The Fund directly or indirectly owns 100% of the voting securities of the following entity, which is included in the Fund’s audited consolidated financial statements as of [October 31, 2024].

Name	State of Incorporation or Organization
FS Credit Income Equity Blocker, LLC	Delaware

ITEM 29. NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the number of record holders of Shares as of [ ], 2025.

Title of Class	Number of Record Holders
Class A common shares of beneficial interest	[ ]
Class I common shares of beneficial interest	[ ]
Class L common shares of beneficial interest	[ ]
Class M common shares of beneficial interest	[ ]
Class T common shares of beneficial interest
Class U common shares of beneficial interest	[ ]
Class U-2 common shares of beneficial interest	[ ]

ITEM 30. INDEMNIFICATION

Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee, beneficial owner or other person from and against any and all claims and demands whatsoever. Except as otherwise provided in the Fund’s declaration of trust, the Fund will indemnify and hold harmless any current or former Trustee or officer of the Fund against any liabilities and expenses (including reasonable attorneys’ fees relating to the defense or disposition of any action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a Trustee or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund, or in the case of a criminal proceeding, matters for which such person had reasonable cause to believe that his or her conduct was unlawful. In accordance with the 1940 Act, the Fund will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position. The Fund will provide indemnification to Trustees and officers prior to a final determination regarding entitlement to indemnification as described in the declaration of trust.

The Fund has entered into the Investment Advisory Agreement with FS Credit Income Advisor. The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, FS Credit Income Advisor is not liable for any error of judgment or mistake of law or for any loss the Fund suffers.

Pursuant to the Fund’s declaration of trust, the Fund will advance the expenses of defending any action for which indemnification is sought if the Fund receives a written undertaking by the indemnitee which provides that the indemnitee will reimburse the Fund unless it is subsequently determined that the indemnitee is entitled to such indemnification.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

The descriptions of FS Credit Income Advisor under the caption “Management of the Fund” in the Prospectus and Statement of Additional Information included in this registration statement are incorporated by reference herein. For information as to the business, profession, vocation or employment of a substantial nature in which FS Credit Income Advisor and each of its executive officers and directors is or has been, during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the information set forth in FS Credit Income Advisor’s Form ADV (File No. 801-111674) as filed with the SEC and incorporated herein by reference.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained at the offices of:

(1)	the Fund, FS Credit Income Fund, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112;

(2)	the Fund’s transfer agent, SS&C Technologies, Inc., 801 Pennsylvania Ave., Suite 219095, Kansas City, Missouri 64105;

(3)	the Fund’s Custodian, State Street Bank and Trust Company, 1 Congress Street, Boston, Massachusetts 02114;

(4)	the Fund’s investment adviser, FS Credit Income Advisor, LLC, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112;

(5)	the administrator, FS Credit Income Advisor, LLC, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112; and

(6)	the Fund’s Distributor, ALPS Distributors, Inc., 1290 Broadway, Suite 1000, Denver, Colorado 80203.

ITEM 33. MANAGEMENT SERVICES

Not applicable.

ITEM 34. UNDERTAKINGS

1.	Not applicable.

2.	Not applicable.

3.	The Registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (“Securities Act”);

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B:

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)	if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e)	that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	The Registrant undertakes that:

(a)	for the purpose of determining any liability under the Securities Act, the information omitted from the form prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(a)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	Not applicable.

6.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.	The Registrant hereby undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, and Commonwealth of Pennsylvania, on the 23rd day of December 2024.

FS Credit Income Fund

By:	/s/ Michael C. Forman
Name: Michael C. Forman
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Michael C. Forman	President, Chief Executive Officer and	December 23, 2024
Michael C. Forman	Trustee (Principal Executive Officer)

/s/ Edward T. Gallivan, Jr.	Chief Financial Officer (Principal Financial	December 23, 2024
Edward T. Gallivan, Jr.	and Accounting Officer)

*	Trustee	December 23, 2024
Holly Flanagan

*	Trustee	December 23, 2024
Brian R. Ford

*	Trustee	December 23, 2024
Daniel J. Hilferty

*	Trustee	December 23, 2024
Tyson A. Pratcher

By:	/s/ Michael C. Forman
Name: Michael C. Forman
Title: *Attorney-in-Fact, pursuant to powers of attorney

EXHIBIT INDEX

Exhibit No.	Description
(g)(3)	Form of Permanent Management Fee Waiver Letter from FS Credit Income Advisor to FS Credit Income Fund
(g)(4)	Form of Waiver of Management Fee Letter from FS Credit Income Advisor to FS Credit Income Fund
(n)(1)	Consent of Faegre Drinker Biddle & Reath LLP
(r)(1)	Code of Ethics of FS Credit Income Fund
(r)(2)	Code of Ethics of FS Credit Income Advisor, LLC